Form 20-F
period 2023-12-31
Lucas GC Ltd
filed 2024-04-29
CIK 1954694

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:__________

For the transition period from________to_________

Commission file number: 333-270107

Lucas GC Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 5A01, 4th Floor,

Air China Building, Xiaoyun Road,

Sanyuanqiao, Chaoyang District,

Beijing 100027, China

(Address of principal executive offices)

Howard Lee

Chairman and Chief Executive Officer

Telephone: (86) 18500976532

Email: info@lucasgc.com

Room 5A01, 4th Floor,

Air China Building, Xiaoyun Road,

Sanyuanqiao, Chaoyang District,

Beijing 100027, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value US$0. 000005 per share	LGCL	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2023, there were 78,063,300 ordinary shares issued and outstanding, par value US$0.000005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“CAC” refers to the Cyberspace Administration of China;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“CAGR” refers to compound average growth rate;

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“EIT” refers to enterprise income tax;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“ordinary shares” or “shares” refer to our ordinary shares of par value US$0.000005 per share;

●	“R&D” refers to research and development;

●	“RMB” and “Renminbi” refer to the legal currency of mainland China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“US$” and “U.S. dollars” refer to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our company,” and “our” refer to Lucas GC Limited, a Cayman Islands company and its subsidiaries.

ii

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the integrated logistics industry in China;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our bases of customers;

●	our plans to invest in our products and services;

●	competition in our industries; and

●	developments in government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. China’s services for professionals industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the highly-fragmented and rapidly changing nature of the services for professionals industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Company

We are the largest technology-driven online agent-centric human capital management service provider targeting professionals based on Platform-as-a-Service, or PaaS, in China in terms of the number of active users in the human resources industry as of June 30, 2022 and total net revenues for the year ended December 31, 2021. As a company empowered by artificial intelligence, or AI, data analytics, and blockchain technologies, we are committed to digitalizing and intellectualizing the entire human capital management process. We provide a platform to support trusted and private social networks of professionals, through which we provide services consisting of recruitment services, outsourcing services, and other services such as information technology services and training services. Our users are primarily professionals who work in human resources related functions. Our corporate customers are corporations with recruitment, training, sales leads generation and outsourcing demands.

We have developed into a comprehensive social network platform providing various services targeting professionals spanning multiple industries in China. We provide services consisting of recruitment services, outsourcing services, and other services such as information technology services and training services.

Risks Related to Doing Business in China

We are not a Chinese operating company, but a Cayman Islands holding company with operations mainly conducted by its subsidiaries based in mainland China.

We face various legal and operational risks and uncertainties associated with being based in and having the majority of our operations in mainland China and the complex and evolving mainland China laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States exchange. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless.

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Our operations in China are governed by PRC laws and regulations. We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of December 31, 2023, we had obtained the licenses, permits and registrations from the PRC government authorities that are material and necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations.”

On November 14, 2021, the CAC, issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. On December 28, 2021, the CAC, together with other twelve PRC regulatory authorities, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services are subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before any public offering in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. As of December 31, 2023, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review in relation to our initial public offering. However, in connection with any future overseas capital markets activities, we cannot assure you that we will not be required to undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by mainland China authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end users, could have a material adverse effect on our business, financial condition and results of operations.”

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which became effective on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic enterprises, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three working days after the applications for such offerings are submitted. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules. In addition, we are required to submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. If we fail to complete the filing or reporting procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary Shares. We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under these measures and the supporting guidelines. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on October 19, 2023. In addition, as of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or regulatory objection from the CSRC with respect to our initial public offering and listing overseas. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. See “Item 4. Information on the Company — Regulations — Regulations on M&A and Overseas Listings”

We cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Pursuant to the HFCA Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as auditor of companies that are traded publicly in the United States and firms registered with the PCAOB, has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is not subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act, and the value of our ordinary shares may significantly decline or become worthless. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.”

Selected Financial Data

The following selected consolidated statements of income and comprehensive income data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheets data as of December 31, 2022 and 2023, and selected consolidated cash flows data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of income and comprehensive income data for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Selected Consolidated Statements of income and Comprehensive Income Data:
Net revenues	652,245	766,571	1,473,958	207,603
Cost of revenues	(473,153)	(551,373)	(1,055,406)	(148,651)
Gross profit	179,092	215,198	418,552	58,952
Operating expenses:
General and administrative expenses	(38,428)	(47,733)	(108,376)	(15,264)
Research and development expenses	(70,246)	(79,868)	(157,543)	(22,189)
Selling and marketing expenses	(33,304)	(55,974)	(84,917)	(11,960)
Total operating expenses	(141,978)	(183,575)	(350,836)	(49,413)
Operating profit	37,114	31,623	67,716	9,539
Other income/(expenses):
Financial (expenses) income, net	(68)	63	(893)	(126)
Other income, net	2,514	4,130	3,478	490
Total other income, net	2,446	4,193	2,585	364
Income before income tax expense	39,560	35,816	70,301	9,903
Income tax benefit	243	595	7,880	1,110
Net income	39,803	36,411	78,181	11,013

The following table presents our selected consolidated balance sheets data as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	48,473	30,123	4,243
Short-term investments	4	-	-
Accounts receivable, net	102,762	28,144	3,964
Advance to suppliers, net	39,553	164,802	23,210
Prepaid expenses and other current assets	1,614	1,626	229
Total current assets	195,750	231,336	32,581
Non-current assets
Software and equipment, net	40,496	48,299	6,803
Deferred tax assets	4,222	12,103	1,705
Total liabilities	123,459	95,230	13,412
Total shareholders’ equity	117,793	196,592	27,689

The following table presents our selected consolidated cash flows data for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Net cash provided by/ (used in) operating activities	60,625	(15,120)	(36,408)	(5,128)
Net cash (used in)/provided by investing activities	(47,849)	16,819	(12,097)	(1,703)
Net cash provided by financing activities	26,500	3,418	29,422	4,143
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(81)	148	(8)	(1)
Net increase/(decrease) in cash, cash equivalents and restricted cash:	39,195	5,265	(19,091)	(2,689)
Cash, cash equivalents and restricted cash at the beginning of year	4,854	44,049	49,314	6,946
Cash, cash equivalents and restricted cash at the end of year	44,049	49,314	30,223	4,257

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	We have a limited operating history under our current platforms and business model, which makes it difficult to evaluate our business and prospects, and any future changes to our business model could materially and adversely affect our business, financial condition and results of operations.

●	Our growth depends on our ability to attract and retain a large number of users, and the loss of our users, or failure to attract new users, could materially and adversely affect our business.

●	Because a substantial portion of the services we offer are recruitment services, if we fail to attract more corporate customers to our platforms, or if corporate customers decide to purchase less of our recruitment services for any reason, our revenues may stagnate or decline, and our business and prospects may be materially and adversely affected.

●	Because a significant portion of the services we offer are outsourcing services, a decline in the demand or the market for outsourcing services could materially and adversely affect our business, prospects, financial condition and results of operations.

●	Volatility in the financial and economic environment in the markets where we have operations could harm our business.

●	If the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall.

●	We face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations.

●	Our historical revenue growth should not be considered indicative of our future performance.

●	We have incurred negative cash flows in operating activities in the past and may incur operating losses in the future and may not maintain profitability.

●	We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

●	We may fail to successfully enter necessary or desirable strategic alliances or make acquisitions or investments, and we may not be able to achieve the anticipated benefits from these alliances, acquisitions or investments we make.

●	If we fail to maintain and improve the quality of our PaaS platforms, we may not be able to attract and retain users and corporate customers.

●	If our technology capabilities in AI, data analytics and blockchain fail to yield satisfactory results or fail to improve, our platforms may not be able to effectively match our users with suitable positions from corporate customers or to optimally recommend positions for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.

●	Our users may engage in intentional or negligent misconduct or other improper activities on our platforms or otherwise misuse our platforms, which may damage our brand image and reputation, our business and our results of operations.

●	If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

●	Our platforms contain open-source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platforms.

●	If we are unable to protect our users’ personal information, we could be exposed to data loss, litigation, and liability, and our reputation could be significantly harmed.

●	We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end users, could have a material adverse effect on our business, financial condition and results of operations.

●	We are subject to to our leased properties.

●	Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations.

●	There could be adverse legal, tax, and other consequences if users on our platforms were to be classified as our employees or dispatched employees instead of independent contractors.

●	Changes in laws and regulations related to the internet and fixed telecommunications or changes in the internet infrastructure and fixed telecommunications networks itself may diminish the demand for our services and could have a negative impact on our business.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Risks Related to Doing Business in China

●	Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

●	The Chinese government has substantial oversight and influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Risks Related to Our Ordinary Shares

●	The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ordinary shares or ordinary shares to significant adverse U.S. federal income tax consequences.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Risks Related to Our Business and Industry

We have a limited operating history under our current platforms and business model, which makes it difficult to evaluate our business and prospects, and any future changes to our business model could materially and adversely affect our business, financial condition and results of operations.

Although we initiated our business in 2011 as a recruitment company assisting conglomerates and Fortune 500 companies to recruit mid- to high-level executives, we upgraded our business model in 2016 to incorporate cutting-edge technologies including AI and data analytics, and launched one of the first AI+ recruitment platforms in China. In 2019 and 2022, we launched our platforms, Columbus and Star Career, respectively, on which our users can recommend job opportunities, health-related products and training services to their acquaintances via their own private mobile social networks. As a result, we have only limited experience with our current business model, which makes it difficult to evaluate our business and future prospects and future growth. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including difficulties in our ability to achieve market acceptance of our platforms and attract and retain users, as well as increasing competition and increasing expenses as we continue to grow our business. As a result, we may from time to time decide to make further changes to our business model due to a variety of factors, including changes in the market for our platforms and competitors introducing new services. We may not be successful in addressing these and other challenges we may face in the future and changes to our business model may, among other things, result in user dissatisfaction and could lead to a loss of users on our platforms.

Our growth depends on our ability to attract and retain a large number of users, and the loss of our users, or failure to attract new users, could materially and adversely affect our business.

Our business includes recruitment services, outsourcing services and other services, while the recruitment services constitute our major source of revenue. Our recruitment serves are provided via our users of our PaaS platforms, who will recommend the job opportunities posted by our corporate customers to their acquaintances via their own private mobile social networks. Therefore, the size of our users, including both talent scouts and corporate customers, is critical to our success. As of December 31, 2023, we had approximately 638,020 active registered users on our proprietary platforms, Star Career and Columbus. We have experienced strong growth in the number of users on our platforms. The number of active registered users on both of our platforms grew by 48% from December 2022 to December 2023. However, we cannot guarantee that we will be able to achieve similar user growth in the future. For example, in our recruitment services, our corporate customers and users have many different ways to market their services and secure candidates, including meeting and contacting prospective candidates through other platforms and advertising to prospective candidates online or offline through other methods. Job seekers have similarly diverse options to find talent scouts, such as interacting with them directly through our platforms and finding talent scouts through other online or offline platforms. Any decrease in the attractiveness of our platforms relative to these other options available to talent scouts and job seekers could lead to decreased engagement on our platforms, which could result in a decrease in revenue on our platforms. If we fail to attract new professionals or our existing professionals decrease their use of or cease using our platforms, or the quality or types of services provided by our platforms are not satisfactory to the professionals, they may decrease their use of, or cease using, our platforms.

Key factors in attracting and retaining professionals include our ability to grow our brand awareness, attract and retain high-quality professionals and increase the quantity and quality of products and services offered on our platforms. Thus, achieving growth in our community of users may require us to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in additional users. We may also need to modify our revenue model to attract and retain such users.

Users can generally decide to cease using our platforms at any time. Users may stop using our platforms and related services if the quality of the user experience on our platforms, including our support capabilities in the event of a problem, does not meet their expectations or keep pace with the quality of the user experience generally offered by competitive products and services. Users may also choose to cease using our platforms if they perceive that our business model is not in line with the value they derive from our platforms or for other reasons. In addition, expenditures by professionals may be cyclical and be affected by adverse changes in overall economic conditions or budgeting patterns. If we fail to attract new users or fail to maintain existing users, our revenue may grow more slowly than expected and our business and financial performance could be materially and adversely affected.

Because a substantial portion of the services we offer are recruitment services, if we fail to attract more corporate customers to our platforms, or if corporate customers decide to purchase less of our recruitment services for any reason, our revenues may stagnate or decline, and our business and prospects may be materially and adversely affected.

In 2021, 2022 and 2023, approximately 76.3%, 53.9% and 44.7% of our net revenues were generated from recruitment services for corporate customers, respectively. Corporate customers are by far the most important source of revenue for us, and attracting more corporate customers to our platforms is therefore of critical importance to us. Due to their contribution to our revenues and ability to spend, large businesses with sufficient funds would benefit us most as a revenue source, and we need to invest in developing and promoting products and services that meet their needs. Additionally, small- and mid-sized businesses may also be a source of corporate customers growth for us, as they have historically been underserved and usually lack direct access to a scaled user base and effective means to promulgate their businesses. We, however, cannot assure you that our efforts to reach to more corporate customers will convince more enterprise users to use our online recruitment platform. There is also no guarantee that our existing enterprise customers will continue to pay for our online recruitment services at the same frequency or price going forward, as competition or alternative means of job hunting may put pressure on the demand and pricing for our recruitment services. If we are not successful in expanding our corporate customer base or improving our monetization of corporate customers, our revenues may stagnate or decline, and our business and prospects may be materially and adversely affected.

Because a significant portion of the services we offer are outsourcing services, a decline in the demand or the market for outsourcing services could materially and adversely affect our business, prospects, financial condition and results of operations.

In 2021, 2022 and 2023, approximately 17.4%, 39.4% and 48.4% of the services we offer relate to outsourcing services, respectively. The market for our outsourcing services is at a relatively early stage of development in China. Many corporations are unfamiliar with these services and may not accept the value proposition of these service offerings. Processing, tracking, collecting and remitting funds to the applicable third parties are complex operations, and many companies may not trust us with their data. As such, companies may not be willing to use our services as significant functions and may instead choose to continue to perform such operations in-house. If, for any reason, the market for outsourcing services declines, including as a result of global economic conditions, automation, increased use of artificial intelligence, or otherwise, or if demand for these services slows or businesses satisfy their needs for these services through alternative means, the growth in the number of projects we receive may slow or decline and as a result our business, prospects, financial condition and results of operations could be materially and adversely affected. In addition, we rely on third-party sales agents and service providers, including technology service providers and industry experts, to source deals and deliver part of the outsourcing services. Failure by these providers, for any reason, to source deals or deliver their services in a timely and accurate manner could result in significant disruptions to our outsourcing operations, impact our customer relationships, harm our brand names and reputation, and result in significant penalties or liabilities to us.

Volatility in the financial and economic environment in the markets where we have operations could harm our business.

Demand for our PaaS services is sensitive to changes in the level of overall economic activity in the markets in which we operate. During periods of weak economic conditions, employment levels tend to decrease, and business failures tend to increase and interest rates may become more volatile. Current or potential corporate customers may also react to weak economic conditions or forecasted weak economic conditions by reducing their employee headcount or by lowering their salary or compensation levels, any of which would affect our total net revenues. These conditions may affect the willingness of our corporate customers and potential customers to pay third parties for recruitment services and other services like ours, and may impact their ability to meet their obligations to us on time, or at all. In addition, if businesses have difficulty obtaining funding, business growth and new business formation may be impaired, which could also harm our business.

If the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall.

Our PaaS primarily engages freelancers as our sales agents and talent scouts for recruitment, outsourcing and other services they may provide. The market for freelancers and the services they offer is relatively new, rapidly evolving and unproven. Our future success will depend in large part on the continued growth and expansion of this market and the willingness of businesses to engage freelancers to provide services. It is difficult to predict the size or rate of expansion of this market, or the extent to which technological or other developments will impact the overall demand for freelancers. Further, many businesses may be unwilling to engage freelancers for a variety of reasons, including perceived negative connotations with outsourcing work or security concerns. If the market for freelancers and the services they offer does not achieve widespread adoption, or there is a reduction in demand for freelancer services, particularly demand for information technology services, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations.

Successful execution of our strategy depends on our ability to attract and retain users, expand the market for our platforms, maintain a technological edge and provide value to our users. We face competition from a number of online and offline platforms and competitors that offer recruitment and outsourcing services as part of their broader services portfolio. According to the Frost & Sullivan report, in the industry of services for professionals, our main competitors fall into the following categories:

●	online agent-centric service providers;

●	online HR service providers;

●	traditional staffing companies; and

●	traditional workforce solutions providers.

Well-established internet companies, social networking providers and career-related internet portals have entered or may decide to target the market for professional services, and some of these companies have launched products and services that directly compete with our platforms. These or other powerful companies that have extensive and loyal user bases in the geographic markets where we operate may decide to directly target our users, thereby intensifying competition in the services for professionals market. Although professional social networking businesses with online recruitment functions historically have not had significant market positions in the services for professionals market, these businesses may dedicate resources to expand their operations and as a result, become a significant competitive threat in the future.

Our current competitors may also consolidate or be acquired by an existing or prospective competitor, which could result in the emergence of a stronger competitor, leading to a potential loss of our market share. There can be no assurances that we will maintain our strong position among services for professionals marketplaces, particularly if our key competitors consolidate or if large search engines, social media companies or other online platforms successfully leverage their large user bases to penetrate our markets.

Many of our current and potential competitors, both online and offline, enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, greater financial, technical and other resources, and, in some cases, the ability to rapidly combine online platforms with traditional human capital management services. These companies may use these advantages to offer services similar to our platform at a lower price, develop different products and services to compete with our platforms, spend more on advertising and brand marketing, invest more in research and development, or respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, regulatory conditions or user preferences or requirements. As a result, our users may decide to shift from utilizing our platforms to utilizing our competitors’ products, services and solutions.

Our historical revenue growth should not be considered indicative of our future performance.

We have experienced substantial growth in the past. Our net revenues increased by 17.5% from RMB652.2 million in 2021 to RMB766.6 million in 2022 and further increased by 92.3% from RMB766.6 million in 2022 to RMB1,474.0 (US$207.6 million) in 2023. Our gross profits increased by 20.2% from RMB179.1 million in 2021 to RMB215.2 million in 2022 and further increased by 94.5% from RMB215.2 million in 2022 to RMB418.6 million (US$59.0 million) in 2023. Our expansion has placed and will continue to place, substantial demands on our managerial, financial, operational, IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, including our financial and management controls, and recruit, train and retain qualified management and other personnel. Our planned expansion will also require us to maintain consistent and high-quality services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our service standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our service standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

We have incurred negative cash flows in operating activities in the past and may incur operating losses in the future and may not maintain profitability.

We incurred negative cash flows in operating activities for the amounts of RMB15.1 million and RMB36.4 million (US$5.1 million) during the years ended December 31, 2022 and 2023, respectively, and we may incur operating losses in the foreseeable future. We expect to continue the development and expansion of our business, particularly to invest significantly in research and development related to artificial intelligence, data analytics and blockchain technologies, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot ensure that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

Due to the nature of our business and our limited operating history, we have a limited customer base and have depended on a small number of customers for a significant portion of revenues. For the years ended December 31, 2021, 2022 and 2023, we had 399, 391 and 582 corporate customers, respectively, and net revenues generated in relation to our five largest corporate customers in terms of contract amount accounted for approximately 25.6%, 23.3% and 15.9%, respectively. Our ability to maintain close relationships with our top customers is essential to the growth and profitability of our business. If we fail to retain these top customers in any particular period, or if a large customer enters into fewer engagements with us or fails to enter into any engagements with us, or if we fail to develop additional major customers, or if we fail to develop additional major customers, then our revenue could decline, which may adversely affect our business, financial condition, and results of operations.

We may fail to successfully enter necessary or desirable strategic alliances or make acquisitions or investments, and we may not be able to achieve the anticipated benefits from these alliances, acquisitions or investments we make.

To further expand our business, we intend to grow via acquisitions, with a particular focus on targets in the Association of Southeast Asian Nations, or ASEAN, countries and the U.S. We may evaluate and consider strategic investments and acquisitions or enter into strategic alliances to develop new services or solutions and enhance our competitive position. Investments or acquisitions involve numerous risks, including potential failure to achieve the expected benefits of the integration or acquisition; difficulties in, and the cost of, integrating operations, technologies, services and personnel; potential write-offs of acquired assets or investments; and downward effect on our operating results. These transactions will also divert the management’s time and resources from our normal course of operations, and we may have to incur unexpected liabilities or expenses. We may also in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with potential leakage of proprietary information, non-performance by the counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business.

In addition, if we do not successfully execute or effectively operate, integrate, leverage and grow acquired businesses, our financial results and reputation may suffer. Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic investment or acquisition decisions and to realize the benefits we expect when we make those investments or acquisitions. While we expect our future acquisitions to enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we envisage, if at all, or that we can continue to support the value we allocate to these acquired businesses, including their goodwill or other intangible assets.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Since inception, we have obtained four rounds of equity financing to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new services, expanding our infrastructure, and acquiring complementary businesses and technologies. We plan to attract more users through marketing efforts, diversify product and service offerings, provide more training programs, continuously innovate in technology and services, and expand geographical footprint. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the debts may divert a substantial portion of cash flow to repay principal and service interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to service debt obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

If we fail to maintain and improve the quality of our PaaS platforms, we may not be able to attract and retain users and corporate customers.

To satisfy both users and corporates, we need to continue to improve their user experience as well as innovate and introduce features and services that users find useful and that cause them to use our platforms more frequently. This includes improving our technology to optimize search results, tailoring our database to additional geographic and market segments and improving the user-friendliness of our platforms and our ability to provide high-quality support. Our users depend on our support organization to resolve issues relating to our platforms. Our ability to provide effective support is largely dependent on our ability to attract and retain employees who are well versed in our platforms. As we continue to grow our user base, our support organization will face additional challenges. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation or adversely affect our ability to market the benefits of our platforms to existing and prospective users.

In addition, we need to adapt, expand and improve our platforms and user interfaces to keep up with changing user preferences. We invest substantial resources in researching and developing new features and enhancing our platforms by incorporating these new features, improving functionality and adding other improvements to meet our users’ evolving demands. The success of any enhancements or improvements to our platforms or any new features depends on several factors, including timely completion, adequate quality testing, integration with technologies on our platforms and third-party partners’ technologies and overall market acceptance. Because further development of our platforms is complex, challenging and dependent upon an array of factors, the timetable for the release of new features and enhancements to our platforms is difficult to predict, and we may not offer new features as rapidly as users of our platforms require or expect.

It is difficult to predict the problems we may encounter in introducing new features to our platforms, and we may need to devote significant resources to the creation, support and maintenance of these features. We provide no assurances that our initiatives to improve our user experience will be successful. We also cannot predict whether any new features will be well received by users, or whether improving our platforms will be successful or sufficient to offset the costs incurred to offer these new features. If we are unable to improve or maintain the quality of our platforms, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If our technology capabilities in AI, data analytics and blockchain fail to yield satisfactory results or fail to improve, our platforms may not be able to effectively match our users with suitable positions from corporate customers or to optimally recommend positions for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.

The core functionality of our platforms, namely personalized recommendations of products and services to our users, is dependent on our technology capabilities in AI, data analytics and blockchain. Our technology capabilities in AI, data analytics and blockchain, therefore, are crucial to us continuing to retain and attract users to our platforms. Our users will continue to compare the core functionalities of our platforms against those of the platforms run by our competitors, and may switch to a competitor platform if our platforms underperform their expectations. In addition, managing some of the other important aspects of our operations, such as sales and marketing activities, also requires us to make decisions informed by our AI technology and data analytics. Any failure to improve our technology capabilities in AI, big data analytics and blockchain and any failure of our technology capabilities in those regards to produce satisfactory results may materially and adversely affect our user retention, financial condition and results of operations.

Errors, defects or disruptions in our platforms could diminish our brand, subject us to liability, and materially and adversely affect our business, prospects, financial condition and results of operations.

Any errors, defects, or disruptions in our platforms, or other performance problems with our platforms could harm our brand and may damage the businesses of our users. Our online systems, including our website and mobile apps, could contain undetected errors, or “bugs,” that could adversely affect their performance. Additionally, we regularly update and enhance our website, platforms and our other online systems and introduce new versions of our apps. These updates may contain undetected errors when first introduced or released, which may cause disruptions in our services and may, as a result, cause us to lose market share, and our brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

Our users may engage in intentional or negligent misconduct or other improper activities on our platforms or otherwise misuse our platforms, which may damage our brand image and reputation, our business and our results of operations.

We adopt a comprehensive suite of registration procedures to verify the identity of our users and corporate customers, but we have limited control over the real-time and offline behavior of our users and it is still possible for our platforms to be misused by our users for inappropriate or illegal purposes.

We have implemented control procedures on our platforms to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platforms. We may be required by relevant governmental authorities to report certain misbehaviors for further investigation if such misbehaviors are subject to regulatory investigation or other governmental proceedings. Despite our detection and filtering efforts, we may not be able to identify every incident of inappropriate content or illegal or fraudulent activities, prevent all such content from being further disseminated or prohibit such activities from occurring. We may not be able to filter all the content generated by our users as it appears, especially in the context of instant messaging between users and corporate customers. Therefore, our users may engage in illegal, obscene or incendiary conversations or engage in unethical or illegal activities via our platforms.

If user misconduct and misuse of our platforms for inappropriate or illegal purposes occur on our online recruitment platform, claims may be brought against us for torts, defamation, libel, negligence, copyright, patent or trademark infringement. In response to allegations of illegal or inappropriate activities conducted through our platforms, relevant governmental authorities may intervene and hold us liable for non-compliance with applicable laws and regulations and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some or all of our features and services. In addition, our users may suffer or allege to have suffered physical, financial or emotional harm caused by contacts initiated on our platforms. Our business and public perception of our brands may be materially and adversely affected if we do face civil lawsuits or other liabilities initiated by such affected users. Defending any actions brought by such affected users could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand are of significant importance to the success of our business. A well-recognized brand is critical to increasing the number and the level of engagement of freelancers and, in turn, enhancing our attractiveness to buyers. Successful promotion of our brand and our platforms depends on, among other things, the effectiveness of our marketing efforts, our ability to provide a reliable, trustworthy and useful platform, the perceived value of our platform and our ability to provide quality support. In order to maintain and enhance our brand, we will need to continuously invest in marketing programs that may not be successful in achieving meaningful awareness levels. We aim to achieve time to return on investment, which represents the total amount of time required for us to recover performance marketing investments in a given buyer cohort from the revenue that cohort generates, within one year or less. However, brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in building and maintaining our brand. We have conducted and may continue to conduct various marketing and brand promotion activities, including print advertisements. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand awareness we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness.

In addition, any negative publicity relating to our platforms, regardless of its veracity, could harm our brand. If our brand is harmed, we may not be able to grow or maintain our user base, and our business, prospects, financial condition and results of operations could be materially and adversely affected. Further, activities of users that are deemed to be hostile, offensive or inappropriate to other users, including users acting under false or inauthentic identities, could damage our brand or harm our ability to expand our user base. We do not monitor or review the appropriateness of the content generated by users or have control over the activities in which our users engage. While we have adopted policies regarding illegal or offensive use of our platforms by our users and retain authority to remove user generated content that violates our policies, users could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our brand, especially if such hostile, offensive or inappropriate use was high profile.

Our platforms contain open-source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platforms.

We use open-source software in connection with our technology and services. Some open-source software licenses require those who distribute open-source software as part of their software to publicly disclose all or part of the source code (including proprietary code) to such software and/or make available any derivative works of the open-source code on unfavorable terms or at no cost. The use of such open-source code may ultimately require us to replace certain code used on our platforms or discontinue certain aspects of our platforms. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open-source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require us to pay substantial damages, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open-source software.

In addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as the original developers of open-source code generally do not provide warranties (with respect to, for example, non-infringement or functionality) or indemnities or other contractual protections. Our use of open-source software may also present additional security risks because the source code for open-source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open-source software. Any of these risks could be difficult to eliminate or manage.

If we are unable to protect our users’ personal information, we could be exposed to data loss, litigation, and liability, and our reputation could be significantly harmed.

Privacy protection is increasingly demanding, and the use of electronic payment methods and collection of other personal information expose us to increased risk of privacy and/or security breaches as well as other risks. We or our third-party service providers may experience or be affected by with security breaches in which our users’ personal information is stolen. Also, security and information systems that we use or rely on may be compromised as a result of data corruption or loss, cyberattack or a network security incident or the independent third-party service provider may fail to comply with applicable laws and regulations. Although private networks are used to transmit confidential information, third parties may have the technology or know-how to breach the security of the customer information transmitted, and the security measures employed may not effectively prohibit others from obtaining improper access to this information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, new tools, and other developments may increase the risk of such a breach. In addition, our contractors or third parties with whom we do business or to whom we outsource business operations may be subject to cyberattack or a network security incident that may lead to loss of our users’ data or may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. If a person is able to circumvent our security measures or those of third parties, he or she could destroy or steal valuable information or disrupt our operations. We may become subject to claims for purportedly fraudulent transactions arising out of the unlawful access or exfiltration of personal data, and we may also be subject to lawsuits, administrative fines or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our business, financial condition and results of operations. Further, adverse publicity resulting from such claims or proceedings could significantly harm our reputation which, in turn, may have an adverse effect on our business, financial condition and results of operations.

We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end users, could have a material adverse effect on our business, financial condition and results of operations.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

The integrity and protection of our users, employees and company data is critical to our business. Our users and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep this personal information strictly confidential and to take adequate security measures to safeguard such information. The PRC Criminal Law, as latest amended on December 26, 2020, prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services, or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not collect users’ personal information without their consent and may only collect users’ personal information necessary to the provision of services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the National People’s Congress of the PRC on May 28, 2020 and effective from January 1, 2021) provides the main legal basis for privacy and personal information infringement claims under PRC civil law.

PRC regulators, including the CAC, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security, have been increasingly focused on regulation in areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various PRC regulatory bodies, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In addition, certain internet platforms in mainland China have reportedly been subject to heightened regulatory scrutiny in relation to cybersecurity matters.

In April 2020, the PRC government promulgated the Cybersecurity Review Measures (the “2020 Cybersecurity Review Measures”), which came into effect on June 1, 2020. In July 2021, the CAC and other related authorities released a draft amendment to the 2020 Cybersecurity Review Measures for public comments. On December 28, 2021, the PRC government promulgated the 2022 Cybersecurity Review Measures, which came into effect and replaced the 2020 Cybersecurity Review Measures on February 15, 2022. Compared with the 2020 Cybersecurity Review Measures, the 2022 Cybersecurity Review Measures contain the following key changes: (i) internet platform operators who are engaged in data processing are also subject to the regulatory scope; (ii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review mechanism; (iii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office; (iv) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously by foreign governments and any cybersecurity risk after a company’s listing on a stock exchange shall be collectively taken into consideration during the cybersecurity review process; and (v) critical information infrastructure operators and internet platform operators covered by the 2022 Cybersecurity Review Measures shall take measures to prevent and mitigate cybersecurity risks in accordance with the requirements therein. According to the 2022 Cybersecurity Review Measures, (i) critical information infrastructure operators that purchase network products and services and internet platform operators that conduct data processing activities shall be subject to cybersecurity review in accordance with the 2022 Cybersecurity Review Measures if such activities affect or may affect national security; and (ii) internet platform operators holding personal information of more than one million users and seeking to have their securities list on a stock exchange in a foreign country shall file for cybersecurity review with the Cybersecurity Review Office. Under the Regulation on Protecting the Security of Critical Information Infrastructure promulgated by the State Council on July 30, 2021, effective September 1, 2021, “critical information infrastructure” is defined as important network facilities and information systems in important industries and fields, such as public telecommunication and information services, energy, transportation, water conservancy, finance, public services, e-government and national defense, science, technology and industry, as well as other important network facilities and information systems that, in case of destruction, loss of function or leak of data, may severely damage national security, the national economy and the people’s livelihood and public interests. And the PRC competent authorities shall be responsible for organizing the determination of critical information infrastructure in the industry and field concerned according to the determination rules, and inform the critical information infrastructure operators of the determination results in a timely manner and notify the public security department under the State Council of the same. As of the date of this annual report, neither we nor any of our PRC subsidiaries has been informed by any PRC governmental authority that we or any of our PRC subsidiaries is a “critical information infrastructure operator”, and as an internet platform operator, we have not conducted any data processing activities that affected or may affect national security, nor do we hold personal information of more than one million users. We believe that we are not subject to a cybersecurity review pursuant to the 2022 Cybersecurity Review Measures, as neither we nor any of our PRC subsidiaries qualify as (i) a critical information infrastructure operator, or (ii) an internet platform operator that has conducted any data processing activities that affected or may affect national security, or has held personal information of more than one million users as of the date of this annual report.

On November 14, 2021, the CAC released the draft Administrative Regulation on Network Data Security for public comments through December 13, 2021 (the “Draft Regulation on Network Data Security”). Under the Draft Regulation on Network Data Security, (i) data processors, i.e., individuals and organizations who can decide on the purpose and method of their data processing activities at their own discretion, that process personal information of more than one million individuals shall apply for cybersecurity review before listing in a foreign country; (ii) foreign-listed data processors shall carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority; and (iii) where the data processor undergoes merger, reorganization and subdivision that involves important data and personal information of more than one million individuals, the recipient of the data shall report the transaction to the in-charge authority at the municipal level.

As of the date of this annual report, neither we nor any of our PRC subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our PRC subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. We believe that neither we nor any of our PRC subsidiaries is subject to the cybersecurity review, by the CAC under the 2022 Cybersecurity Review Measures with respect to the offering of our securities or the business operations of our PRC subsidiaries, because neither we nor any of our PRC subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our PRC subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Draft Administrative Regulations (if enacted) as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can we assure you that we or our PRC subsidiaries would be able to pass such review. If we or any of our PRC subsidiaries inadvertently concludes that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our PRC subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development and the degree of harm it will cause to national security, public interests or the rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used.

The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, effective November 1, 2021. The Personal Information Protection Law clarifies the definition of personal information, which excludes information that has been anonymized, and the required procedures for personal information processing, the obligations of personal information processors, and individuals’ personal information rights and interests. The Personal Information Protection Law provides that, among other things, (i) the processing of personal information is only permissible under certain circumstances, such as prior consent from the subject individual, fulfillment of contractual and legal obligations, furtherance of public interests or other circumstances prescribed by laws and regulations; (ii) the collection of personal information should be conducted in a disciplined manner with as little impact on individuals’ rights and interests as possible; and (iii) excessive collection of personal information is prohibited. In particular, the Personal Information Protection Law provides that personal information processors should ensure the transparency and fairness of automated decision-making based on personal information, refrain from offering unreasonably differentiated transaction terms to different individuals and, when sending commercial promotions or information updates to individuals selected through automated decision-making, simultaneously offer such individuals an option not based on such individuals’ specific characteristics or a more convenient way for such individuals to turn off such promotions.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfer, or the Data Transfer Measures, which became effective on September 1, 2022, pursuant to which, to provide data abroad under any of the following circumstances, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad; and (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration. On March 22,2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which stipulate that, if the data have not been informed or publicly announced as important data by relevant PRC departments or regions, data processors are not required to apply for security assessment for cross-border provision of the data as important data. Besides, to provide data abroad under any of the following circumstances, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration: (i) where a critical information infrastructure operator provides personal information or important data abroad; or (ii) where any data processor other than a critical information infrastructure operator provides important data abroad or, as of January 1 of the current year, provides personal information (excluding sensitive personal information) of not less than 1 million people or sensitive personal information of not less than 10,000 people in aggregate to overseas parties. In case of any discrepancy between the Provisions on Promoting and Regulating Cross-border Data Flows and the relevant provisions such as the Security Assessment of Outbound Data Transfer, or the Data Transfer Measures promulgated on July 7, 2022 and the Measures on Standard Contracts for Cross-border Provision of Personal Information promulgated on February 22, 2023, the provisions under the Provisions on Promoting and Regulating Cross-border Data Flows shall prevail. As of the date of this annual report, the data collected and generated in our business does not have a bearing on national security, economic operation, social stability, public health and security, among others, and has not been classified as important data by relevant PRC authorities, and, neither we nor any of our PRC subsidiaries have ever provided any personal information collected and generated in the operations within the territory of the PRC to overseas recipients. Given the above-mentioned facts, we do not believe that we or any of our PRC subsidiaries is engaged in any activity that is subject to security assessment as outlined in the Data Transfer Measures. However, as PRC governmental authorities have significant discretion in interpreting and implementing statutory provisions and there remains significant uncertainty in the interpretation and enforcement of relevant PRC data security laws and regulations if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that the activities we or any of our PRC subsidiaries engaging in will not be deemed to be subject to PRC security assessment as stipulated in the Data Transfer Measures in the future, nor can we assure you that we or our PRC subsidiaries would be able to pass such assessment. The promulgation of the above-mentioned laws and regulations indicates heightened regulatory scrutiny from PRC regulatory authorities in areas such as data security and personal information protection.

As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we or our PRC subsidiaries will be able to comply with such regulations in all respects, and we or our PRC subsidiaries may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. In addition, while our PRC subsidiaries take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures, operation and those of our third-party service providers may always be adequate for the protection of our users, employee or company data against security breaches, cyberattacks or other unauthorized access, which could result in loss or misuse of such data, interruptions to our service system, diminished user experience, loss of user confidence and trust and impairment of our technology infrastructure and harm our reputation and business, resulting in fines, penalties and potential lawsuits.

We are subject to risks relating to our leased properties.

We lease real properties in China from third parties primarily as office space. We have not registered any of our lease agreements for these properties with the PRC governmental authorities as required by PRC law. The failure to do so does not in itself invalidate the lease agreements, so we have not taken any actions to register our leased properties with the PRC governmental authorities or find alternative locations for our operations in the PRC. However, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities. As of the date of this annual report, eight of our lease agreements had not been registered. We may be required by PRC government authorities to file these lease agreements for registration within a time limit, and may be subject to a maximum fine of RMB10,000 for each lease agreement which in aggregate amounted to RMB80,000 for the eight unregistered lease agreements.

The ownership certificates or other similar proof of certain of our leased properties, including the documentation proving the lessors’ right to lease those properties to us, have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties against us or our lessors with respect to the defects in our leasehold interests. If our lease agreements are claimed as null and void by the owners of the leased real properties, we could be required to vacate the properties and incur additional costs, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our officers in a timely manner, our operations may be interrupted.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to certain regulations, and we are required to hold a number of licenses, permits and filings in connection with our business operation, including, but not limited to, Human Resource Service License. Failure to satisfy these requirements may result in penalties to rectify, fines, confiscation of illegal gains, or suspension of business. As of the date of this annual report, we have obtained all material licenses and permits described above for our current operations including, among others, the Human Resource Service License. We will also apply for certain permits and filings the government authorities if needed in the future. However, we cannot assure you that we can obtain such permits or complete such filings in a timely manner, or at all, due to complex procedural requirements and the expansion of our business.

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have or provide additional requirements on the operation of our business. If the relevant governmental authorities promulgate new laws and regulations that require additional approvals or licenses or provide additional requirements on the operation of any part of our business and we are not able to obtain such approvals, licenses, permits or filings or adjust our business model to comply with such new laws in a timely manner, we could be subject to penalties and operational disruption and our financial condition and results of operations could be adversely affected.

There could be adverse legal, tax, and other consequences if users on our platforms were to be classified as our employees or dispatched employees instead of independent contractors.

Our users are considered as third-party independent contractors or individual businesses. We believe that our business model is consistent with the prevailing practice in the workforce operational solution industry and recent policies of the State Council of the People’s Republic of China, or the State Council, that promote on-demand consumer service businesses and the associated workforce model through flexible regulatory measures. Furthermore, we believe the users on our platforms are independent contractors or individual businesses because, among other things, we do not establish a labor relationship nor sign any labor contracts with them. As such, we do not believe that users on our platforms should be deemed as our employees or dispatched employees under the relevant PRC laws and regulations. As of the date of this annual report, our business model has not been investigated or challenged by any government authorities, nor are we aware of any government action contemplated or threatened. We cannot assure you that we will not be involved in lawsuits or arbitration cases in which the judge or arbitrator may side with the claimant in determining the relationship with users on our platforms in the future. We also cannot assure you that we will not be subject to government investigations on or challenges to the legality of our business model in the future. If, as a result of legislation or judicial decisions, we are required to classify users on our platform as our employees or dispatched employees, we would incur significant additional expenses for compensating users on our platforms, potentially including expenses associated with various employee benefits pursuant to relevant PRC laws and regulations. In addition, we may be required to fundamentally change our operation model to comply with the relevant PRC laws and regulations, including the requirement that the total number of dispatched employees may not exceed 10% of the total number of employees. We would also be subject to claims for vicarious liability in relation to torts committed by users during their course of services, or other claims under the relevant PRC laws and regulations. Any of the foregoing could significantly increase our costs to serve corporate customers, harm our reputation and brand, subject us to rectification orders and fines, and cause us to significantly alter our existing business model and operations. As a result, our business, financial condition, results of operations and prospects will be materially and adversely affected.

Any failure to maintain the satisfactory performance of our technology systems and resulting interruptions in the availability of our websites, applications, or services could adversely affect our business, results of operations and prospects.

The satisfactory performance, reliability and availability of our technology systems are critical to our success. We have developed technology that enables us to deliver our recruitment, outsourcing and other services with simplicity, convenience, speed and reliability. These integrated technologies support the smooth performance of certain key functions of our business. However, our technology or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology and infrastructure, and our users may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity. In addition, we may experience surges in online traffic associated with promotional activities as we scale, which can put additional demand on our platforms at specific times. Any disruption to our technology and causing interruptions to our website, applications, platforms or services could adversely affect our business and results of operations.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our platforms or certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfill orders, reduced gross merchandise volume and the attractiveness of our platforms. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business. Any of such occurrences could cause severe disruption to our daily operations. If we cannot successfully execute system maintenance and repair, our business and results of operations could be adversely affected and we could be subject to liability claims.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

We apply technology to serve our clients more efficiently and bring them better user experience. Our success will in part depends on our ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including AI, 5G, cloud computing, distributed architecture and big data analytics. If we fail to adapt our platforms and services to changes in technological development in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of our services. Technical hurdles in implementing technological advances may result in our services becoming less attractive to users and corporate customers, which, in turn, may materially and adversely affect our business, results of operations and prospects.

Changes in laws and regulations related to the internet and fixed telecommunications or changes in the internet infrastructure and fixed telecommunications networks itself may diminish the demand for our services, and could have a negative impact on our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication and business solutions. Access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We rely on this infrastructure to provide data communications primarily through local telecommunication lines and wireless telecommunication networks. In addition, the national networks in China are connected to the internet through international gateways. These international gateways are the only channels through which a domestic user can connect to the internet and may not sufficiently support the continually growing demand for internet usage. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platforms. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China can support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our online services, we may not be able to accommodate the increases in traffic we anticipate from our expanding user base and the adoption or acceptance of our offerings may be hindered, which could adversely impact our business and profitability. In the event of disruptions, failures or other problems with internet infrastructure, we or our users may not have access to alternative networks on a timely basis, if at all. Additionally, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, some users may be prevented from accessing the mobile internet and thus cause the growth of mobile internet users to decelerate. Such deceleration may adversely affect our ability to continue expanding our user base.

Our technology infrastructure may encounter disruptions or other outages caused by problems or defects in our technologies and systems, such as malfunctions in software or network overload. Incidents of serious network overload may cause laggings for some of our users for a period of several hours each time, and may negatively affect our user experience. Our growing operations will place increasing pressure on our server and bandwidth capacities as we further expand our user base and develop more features and functions. We may encounter problems when upgrading our systems or services and there may be undetected programing errors, which could adversely affect the performance of our operating systems and user experience. Furthermore, our infrastructure is also vulnerable to damages from fires, floods, earthquakes, power loss and telecommunication failures.

Government bodies or agencies in jurisdictions where we have operations have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes to these laws or regulations could require us to modify our solutions in order to comply with these changes. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, result in reductions in the demand for internet-based services such as ours.

In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease of use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by “viruses”, “worms” and other malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. Any network interruption or inadequacy that causes interruptions to our platforms, or failure to maintain the network and server or solve such problems in a timely manner, could reduce our user satisfaction, which in turn, could adversely affect our reputation, user base and our business, financial condition, results of operations and prospects.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property (which we have ownership or legal rights to use) as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete arrangements with our employees and others, to protect our proprietary rights. As of the date of this annual report, we have ten patents registered in the U.S. and seven patents registered in China, all in the areas of artificial intelligence, data analytics and blockchain technology, 68 registered trademarks, 74 registered copyrights, and ten registered domain names. In addition, as of the date of this annual report, we have nine additional patent applications that are pending in both the U.S. and China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We cannot assure you that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions or services, the solutions or services provided by third-party merchants on our marketplace, or other aspects of our business. There could also be existing patents of which we are not aware that our solutions or services may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspects of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open-source software in connection with our solutions and services. Companies that incorporate open-source software into their solutions and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses may require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

Our business depends on the continued efforts of our senior management, particularly our founder, chairman of the Board and CEO, Mr. Howard Lee. If Mr. Lee, or one or more other of our key executives and employees, were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continuing services of our senior management, particularly Mr. Lee, our founder, chairman of the Board and CEO, and our other executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries in China, there is no assurance that any member of our management team will not join our competitors or form a competing business. Moreover, it is possible that our key employees, upon their departure, will join our competitors or start their own competing businesses, and may solicit certain of our current customers, which may adversely affect our business, financial results and daily operations. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

The majority of our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

The majority of our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls.

We have direct or indirect interactions with officials and employees of government agencies and state- owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance- related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

Content posted or displayed on or linked to our online recruitment platform may be found objectionable by PRC regulatory authorities and may subject us to penalties and other negative consequences.

The PRC government has adopted laws and regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunications networks. Under these laws and regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates the principle of the PRC constitution, laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as instigating ethnical hatred and harming ethnical unity, harming the national religious policy, “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content or other approvals, licenses or permits, the closure of the concerned platforms and reputational harm. The operator may also be held liable for any censored information displayed on or linked to their platform. The liabilities and penalties resulting from such non-compliance may materially and adversely damage our business and results of operations.

On December 15, 2019, the CAC, released the Provisions on Ecological Governance of Network Information Content, or PEGNIC, which came into force on March 1, 2020. The PEGNIC is one of the latest regulations governing the distribution of information over the internet and wireless telecommunications networks in which it classifies the network information into three categories, namely the “encouraged information,” the “illegal information” and the “undesirable information.” While illegal information is strictly prohibited from distribution, the internet content providers are required to take relevant measures to prevent and resist the production and distribution of undesirable information. PEGNIC further clarifies the duties owed by the internet content providers in preventing the display of content that against the PEGNIC, such as obligations to improve the systems for user registration, account management, information release review, follow-up comments review, website ecological management, real-time inspection, emergency response and disposal mechanism for cyber rumor and black industry chain information.

We have designed and implemented procedures to monitor content on our online recruitment platform. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content, and we may not be able to capture all violating content in time. If any of the content posted or displayed on our online recruitment platform is deemed by the PRC government to violate any content restrictions, we may not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

PRC regulatory authorities may also conduct various reviews and inspections on our business operations, especially those related to content distribution, from time to time. If any non-compliance incidents in our business operations are identified, we may be required to take certain rectification measures in accordance with applicable laws and regulations, or we may be subject to other regulatory actions such as administrative penalties. It may be difficult to determine the type of content or actions that may result in liability to us and, if we are found to be liable, we may be prevented from operating our business in the PRC. Moreover, complying with relevant regulatory requirements may result in limitation to our scope of services, reduction in user engagement or loss of users, diversion of our management team’s attention and increased operational costs and expenses. The costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users of our online recruitment platform, which may adversely affect our results of operations.

We are dependent on app stores to distribute our mobile applications.

We offer our recruitment and other services through our platforms, an important component of which is our mobile applications. Our mobile applications are offered via app stores operated by third parties, such as Apple App Store and various Android app stores, which could suspend or terminate our users’ access to our mobile applications, increase access costs or change the terms of access in a way that makes our mobile applications less desirable or harder to access. As such, the promotion, distribution and operation of our mobile applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If Apple’s App Store or any Android app stores interpret or change their standard terms and conditions in a manner that is detrimental to us, or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected. In the future, it is possible that compliance requirements of app stores may cause us to suspend our mobile applications from such stores. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile applications. Any such incident may adversely affect our brands and reputation, business, financial condition and results of operations.

We are subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

We are subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and The Nasdaq Stock Market, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes- Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements, we and our independent registered public accounting firm identified one material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of accounting staff and resources with appropriate knowledge of the U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements. This material weakness, if not remediated timely, may lead to misstatements in our consolidated financial statements in the future. Following the identification of this material weakness, we have taken and plan to continue to take remedial measures. See “Item 15. Controls and Procedures – Internal Control over Financial Reporting.” We cannot assure you, however, that these measures may fully address this material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.

We have obtained or caused relevant counterparties to obtain insurance to cover certain potential risks and liabilities. We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

The COVID-19 pandemic has, and will likely continue to, negatively impact the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

The global spread of COVID-19 and the efforts to control it have slowed global economic activity and disrupted, and reduced the efficiency of, normal business activities in much of the world. The pandemic has resulted in authorities around the world implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. These measures have impacted and will likely continue to impact our workforce and operations, and those of our users and clients.

Beginning in March 2022, the outbreak of the Omicron variant of COVID-19 and the zero-COVID measures, such as lengthy city-wide lock-downs, undertaken in certain cities in which we operate, have caused disruptions to our business. In response to governmental directives and recommended safety measures, we have implemented personal safety measures at all our facilities. However, these measures may not be sufficient to mitigate the risk of infection by COVID-19. If a significant number of our employees, or employees and third parties performing key functions, including our chief executive officer and members of our board of directors, become ill, our business may be further adversely impacted.

In the longer-term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries, and could result in a global economic downturn and a recession. Although China began to modify its zero-COVID policy in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022, there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. Future lockdowns or other restrictive measures that may be imposed, especially those imposed in major cities where we have a significant presence, may have a material impact on our services and our users, which may, in turn negatively impact our results of operations.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks may disrupt our operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

In recent years, there have been outbreaks of epidemics globally. In addition to the impact of COVID-19 as described above, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, Ebola, or Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the countries and regions we operate in could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition, results of operations and prospects. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such. employees or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the Chinese or global economy in general. Our operations could also be severely disrupted if our clients, users or other participants were affected by such natural disasters, health epidemics or other outbreaks.

We may be subject to social and natural catastrophic events that are beyond our control, such as natural disasters, health epidemics, riots, political and military upheavals and other outbreaks in the country or region where we have our operations or where a portion of our users are located. Such events could significantly disrupt our operations and negatively impact our business, financial condition, results of operations and prospects.

We may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business in China. We may also be subject to potential liability in connection with pending or threatened legal proceedings arising from breach of contract claims, anti-competition claims and other matters. These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, trucker or consumer protection laws, labor and employment laws, anti-monopoly or competition laws, transportation laws, advertising laws, intellectual property laws, securities laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive and time-consuming. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

We may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business in China. We may also be subject to potential liability in connection with pending or threatened legal proceedings arising from breach of contract claims, anti-competition claims and other matters. These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, trucker or consumer protection laws, labor and employment laws, anti-monopoly or competition laws, transportation laws, advertising laws, intellectual property laws, securities laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive and time-consuming. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

We may be subject to risks associated with increased scrutiny of environmental, social, and governance matters.

Increased attention to climate change and other environmental, social, and governance, or ESG, issues, as well as societal expectations regarding voluntary ESG initiatives and disclosures, may result in increased costs, impact our reputation, or otherwise affect our business performance. We may take certain actions in the future, including the establishment of ESG-related goals or targets, to address ESG issues. Achieving our goals or targets is subject to risks and uncertainties and depends on numerous conditions, some of which are outside our control. There can be no assurances that our commitments will be achieved in the manner we currently intend or at all, and any failure to advance or meet such commitments may adversely impact our relationship with certain stakeholders.

Risks Related to Doing Business in China

Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

Substantially all of our revenues are sourced from China. Accordingly, our results of operations and prospects are, to significant degree, subject to economic, political and legal developments in China. The financial reforms that begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The Chinese government has implemented measures to encourage economic growth and guide the allocation of the resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on a specific industry including our operating companies in China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, rules and regulations in China can change quickly with little advance notice. The interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws and regulations involve uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company like us, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. See “— Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations” in this subsection for more details. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate or predict the outcome of administrative and court proceedings and the level of legal protection available to you and us than in more developed legal systems.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, and, if any, the potential impact such modified or new laws and regulations will have on companies like us and our securities.

Given statements by the Chinese government indicating an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas could materially and adversely hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

The Chinese government has substantial oversight and influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time as the government deems appropriate to further regulatory, political and societal goals. For instance, the Chinese government has published new policies that significantly affected certain industries such as the education and internet industries. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership, which could materially and adversely impact the results of our operations and future prospects.

Our ability to operate in the PRC may be further harmed by changes in its laws and regulations. The central or local governments of the PRC may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof. We cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, results of operations and the value of our ordinary shares.

Our business is also subject to various government and regulatory interference. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and adversely impact the value of our securities.

The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCA Act. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. The bill, if enacted, would shorten the three-consecutive-year compliance period under the HFCA Act to two consecutive years. On December 29, 2022, the Accelerating HFCA Act was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was not subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our auditor, Marcum Asia, an independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is an auditor of companies that are traded publicly in the United States and firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia has been inspected by the PCAOB on a regular basis, with the last inspection in 2020 and was not subject to the determination announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act following our filing of an annual report on Form 20-F for the relevant fiscal year. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following our filing of an annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. If our ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Under the PRC laws, the approval of and the filing with the CSRC or other PRC government authorities may be required in connection with any of our future offering and listing in an overseas market, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle, that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The CSRC currently has not issued any definitive rule or interpretation concerning whether our offshore offerings are subject to the M&A Rules. The interpretation and application of the regulations remain unclear. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future overseas offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. These draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Companies and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations and regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offing activities in an overseas market. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under these measures and the supporting guidelines. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on October 19, 2023. We may be required to file with the CSRC in connection with any of our future offering and listing in an overseas market, including follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for any future overseas offering or listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on us, restrictions on or delays to our financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

On or after March 31, 2023, any failure or perceived failure by the Company or PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Regulation on Network for Data Security (if implemented), are required for any of our future overseas offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for any of our future overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our future overseas offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any of our future overseas offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future overseas offerings before settlement and delivery of the shares offered.

Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain additional approvals or accomplish additional required filing or other regulatory procedures for our prior overseas offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and most of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

We have two subsidiaries in Hong Kong, including (i) Lucas Star Global Limited, a wholly owned subsidiary of Lucas Star Holding Limited, which is the wholly owned subsidiary of Lucas GC Limited; and (ii) Lucas GC Limited (Hong Kong), a wholly owned subsidiary of Lucas Group China Limited. We do have management members who are Hong Kong residents and reside within Hong Kong for a significant portion of the time. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the annual report, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the U.S. in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts.

Furthermore, foreign judgments of the U.S. courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the U.S. could be enforceable in Hong Kong.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020 (“Article 177”), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Ordinary Shares — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands exempted company.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

The Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by the U.S. regulators.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and further amended on December 29, 2017, or Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, subject to any reduction set forth in applicable tax treaties. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC resident enterprise shareholders and any gain realized on the transfer of ordinary shares may be subject to PRC tax at a rate of 10% in the case of non-PRC resident enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC resident companies.

We may face uncertainties regarding the reporting on and consequences of private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors in the future. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise and excluding the transfer of PRC assets by a non-PRC resident enterprise from the purchase and sale of equities of the same listed overseas enterprise on the public market, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017 and was most-recently amended on June 15, 2018. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. We face uncertainties on the reporting and consequences of potential future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by our non-PRC resident holding enterprise shareholders. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided various tax incentives to our PRC subsidiaries, primarily in the form of reduced enterprise income tax rates. For example, under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a small low-profit enterprise can be reduced to a preferential rate of 20% on 12.5% of its taxable income with respect to the portion of the annual taxable income that does not exceed RMB1 million during certain periods. In addition, certain of our PRC subsidiaries enjoy preferential tax treatment, including being treated as high and new technology enterprises and entitled to enjoy a reduced 15% enterprise income tax rate. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Currently, our PRC subsidiaries are making contributions to the plans based on the standards which are lower than the mandatory standards as required by law for all employees. In addition, the candidates to whom we pay salaries in connection with our flexible employment recruitment services may be seen as our employees by relevant government authorities and therefore, we may be required to pay employee benefits for them. With respect to the underpaid or unpaid employee benefits, we may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid or unpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject us to penalties or liabilities.

The PRC Labor Contract Law, which was enacted in 2008 and amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years except that the employee refuses to sign. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have non-fixed term. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise engaging in certain industries. Moreover, the Anti-Monopoly Law promulgated by the SCNPC, which became effective in 2008 and was recently amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain approval of the Ministry of Commerce for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

In July 2014, the State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the PRC laws and regulations otherwise. We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, our offshore financing activities, such as the issuance of foreign debt, may also be subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete examination and registration with the National Development and Reform Commission, or NDRC, prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments by Enterprises, which took effect as of March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the NDRC or its provincial branch. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with Ministry of Commerce or its provincial branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by the State Administration of Foreign Exchange, or SAFE, on July 13, 2009 and took effect on August 1, 2009, and Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which was promulgated by the SAFE on February 13, 2015 and took effect on June 1, 2015, PRC enterprises must register for overseas direct investment with authorized banks.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time and other legal or administrative sanctions, which may adversely affect our business, financial condition and results of operations.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise, according to the PRC Companies Law, is required to set aside 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserves fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ordinary shares.

Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to the income derived from sources within China of non-PRC resident enterprises, which are established outside of China and do not have an establishment or place of business in China, or which are established outside of China and have an establishment or place of business in China but its income is not effectively connected with the establishment or place of business. Accordingly, dividends from us to and any gain realized on the transfer of shares by non-PRC resident enterprise investors is subject to 10% PRC enterprise income tax if these gains are regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends regarded as income derived from sources within China and paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty. Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our shares, or the gains realized from the transfer of our shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax. If PRC income tax is imposed on gains realized through the transfer of our ordinary shares or on dividends paid to our non-PRC resident investors, the value of your investment in our ordinary shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes On Income, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in 2009 by the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority, however, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiaries are determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our subsequent offerings to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly-owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the SAMR or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency- denominated registered capital of a foreign-invested company to issue RMB entrusted loans, repay inter-enterprise loans or repay bank loans that have been transferred to a third party to a prohibition against using such capital to issue loans to non-associated enterprises. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross- border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and does not violate the negative list on foreign investment. SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business on April 10, 2020, which stipulated that, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign debts and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks on a transaction-by-transaction basis in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements. However, it is unclear how SAFE and competent banks will carry them out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our subsequent offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or complete certain mandatory registration procedures to use cash generated from the operations of our PRC subsidiary to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In addition, if any of our shareholders who is subject to SAFE regulations fails to satisfy the applicable overseas direct investment filing or approval requirement, the PRC government may restrict our access to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ordinary shares.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

Risks Related to Our Ordinary Shares

The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our income, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ordinary shares, the market price for our ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our ordinary shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ordinary shares or ordinary shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets.

Based upon our current and projected income and assets and the market price of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations”) holds our ordinary shares, the PFIC tax rules discussed under “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations—PFIC Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes a “mark-to-market” election, will apply in future years even if we cease to be a PFIC.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our amended and restated memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. We have relied on home country practice exemption with respect to the requirement that a majority of the nominating and corporate governance committee members must be independent directors within 90 days of listing. We may choose to follow additional home country practice in the future. As a result, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market listing rules because Mr. Howard Lee, our founder, chairman of the Board and CEO, controls more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross net revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict whether investors will find our ordinary shares less attractive if we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the trading price of our ordinary shares may be reduced or more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

On May 17, 2011, we established Lucas Group China Limited, formerly known as Luokeshi Management Consulting Co., Ltd., and commenced our commercial operations. In April 2016 and May 2016, the Hohhot branch and the Guangzhou branch of Lucas Group China Limited were established, respectively, to expand our business and research and development. On August 15, 2022, we incorporated Lucas Star Group Limited under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing, and later renamed it as Lucas GC Limited on October 14, 2022. On August 4, 2022, we established Lucas Star Holding Limited, our wholly owned BVI subsidiary and on October 21, 2022, we established Lucas Star Global Limited, the wholly owned Hong Kong subsidiary of Lucas Star Holding Limited.

In March 2024, we completed our initial public offering and listed our ordinary shares on the Nasdaq Capital Market under the symbol “LGCL.” We raised approximately US$4.0 million of net proceeds from the initial public offering after deducting underwriting discounts, commissions and expenses.

Our principal executive offices are located at Room 5A01, 4th Floor, Air China Building, Xiaoyun Road, Sanyuanqiao, Chaoyang District, Beijing 100027, China. Our telephone number at this address is (86) 18500976532. Our registered office is located at ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://www.lucasgchr.com/. The information contained on our website is not a part of this annual report.

B.	Business Overview

Overview

We are the largest technology-driven online agent-centric human capital management service provider targeting professionals based on PaaS in China in terms of the number of active users in the human resources industry as of June 30, 2022 and total net revenues for the year ended December 31, 2021. As a company empowered by AI, data analytics, and blockchain technologies, we are committed to digitalizing and intellectualizing the entire human capital management process. We provide a platform to support trusted and private social networks of professionals, through which we provide services consisting of recruitment services, outsourcing services, and other services such as information technology services and training services. Our users are primarily professionals who work in human resources related functions. Our corporate customers are corporations with recruitment, training, sales leads generation and outsourcing demands. As of December 31, 2023, we had approximately 638,020 active registered users on our proprietary platforms, Star Career and Columbus, through which the users of our platforms will receive customized job recommendations and work as talent scouts to source suitable candidates for our corporate customers through their own trusted and private social network, as well as receive trainings and other value-added services.

For the years ended December 31, 2021, 2022 and 2023, our total revenue amounted to RMB652.2 million, RMB766.6 million and RMB1,474.0 million (US$207.6 million), respectively, representing a year-over-year increase of 17.5% and 92.3%, respectively. For the years ended December 31, 2021, 2022 and 2023, our gross profit amounted to RMB179.1 million, RMB215.2 million and RMB418.6 million (US$59.0 million), respectively, representing a year-over-year increase of 20.2% and 94.5%, respectively.

Our Business Model

Our major business segments consist of (i) recruitment services, (ii) outsourcing services and (iii) other services which include information technology services and training services.

Recruitment Services

Equipped with a well-established talent scout network and comprehensive technology infrastructure, our platforms Columbus and Star Career alleviate our corporate customers from the burden associated with discovering, training, managing and maintaining a sufficient number of skilled workers, allowing them to better focus on their core businesses.

We have experienced rapid growth of active registered users. As of December 31, 2021, 2022 and 2023, we had approximately 318,970, 431,220 and 638,020 active registered users, respectively. We define active registered users as those who login to the application at least once within a 30-day period and who may engage in such activities as recommending job opportunities to their friends, providing us with information on which companies may have job openings that may potentially be our clients, or commenting or forwarding videos or articles generated on our network to their friends. Our business model is to help our clients who pay us the recruitment fees to look for qualified candidates who mostly are currently employed but are open to new job opportunities. As such, we do not approach active job seekers directly. When compared to those traditional recruitment firms who rely on their own in-house consultants to look for qualified candidates which will normally take an average of 30 to 60 days to close a job assignment, we only need less than half of the time required, since we use our patented technology and leverage big data to push the client’s job assignments only to those users who are also talent scouts acting as consultants and have suitable candidates in their networks. In addition, since the users already know the candidates in their friendship networks, it is normally much easier to convince the candidates to consider the job opportunities and be more active and cooperative in participating in the interview processes whereas a traditional recruitment firm uses in-house consultants to cold-call candidates who do not know each other, the efficiency is much lower than ours. Over 80% of our users remain active in a twelve-month period as of December 31, 2023, because our platform is useful for them to both make money by acting as a part-time talent scout or providing information to us on potential clients, and forward useful career development related contents developed by our platform to their friends via their social networks so that they can maintain an active linkage with their friends in a positive way, rather than posting rudimentary information or daily routines, many of which are uninteresting to their friends. Therefore, our users have high incentives to continue to use our platform in an active way.

The recruitment services we provide are based on our profound industry knowledge and in-depth understanding of the unmet demands of both our corporate customers and the professionals. For instance, our corporate customers want to be at the forefront of business development, but they do not enjoy the support from high-skilled professionals and sometimes do not have the budget to expand their internal HR department. Meanwhile, because of the relative scarcity of professional full-time talent scouts and the high costs of money and time in extensive research for the right talents, HRs have devoted most of their time scanning through resumes that do not match the demands of the hiring companies. Sometimes, they do not have the supporting infrastructure to manage the hiring process. Thus, to empower HRs and hiring companies, we provide coordination and execution assistance via our talent scouts in the candidate sourcing and hiring process in daily recruitment practice to free HRs from the burdensome researching and administrative work.

Our agent-centric recruitment services are mainly carried out by means of permanent employment recruitment services and flexible employment recruitment services. For the years ended December 31, 2021, 2022 and 2023, net revenues from our recruitment services amounted to RMB497.5 million, RMB413.0 million and RMB659.0 million (US$92.8 million), respectively.

Permanent Employment Recruitment Services

Our unique deep machine learning algorithm ensures that our users are recommended with job opportunities that they are likely to be interested by their acquaintances in their private social networks. For example, users who are a senior executive will usually not be recommended with some entry-level positions because they are more likely to have contacts with veteran professionals looking for higher salaries while young users will receive recommendations of job openings that are more related to new graduates. This allows us to simultaneously achieve two seemingly competing goals of being able to offer tailored and focused experience while achieving a full spectrum of user coverage mainly through one platform.

Besides the user portraits based on their profiles, our platform also generates and aggregates massive unique data points based on their interests, behaviors, profiles and historical transaction records within the network to enrich the portrait of their interests, in order to improve the accuracy of the delivery of job opportunities. Such data points include user feedback, reach-outs, messaging, and scrolling time. Informed by this rich and growing dataset, we leverage machine learning technologies to build and refine our advanced proprietary algorithms that enable customized job recommendations for our users at a massive scale. For example, every action and inaction by each user to either review or ignore a recommendation delivers feedback to our data system. These feedbacks, conveying each individual’s current likings and preferences, are instantly processed by our AI models and immediately reflected in the new job openings or candidates recommended to the users. Customized matching significantly improves the efficiency of job hunting and recruitment and enhances user experience which in turn elevates user engagement.

Flexible Employment Recruitment Services

Our flexible employment function is a synergetic supplement to our permanent employment recruitment business. The recruitment process for flexible employment is in large similar to the process for permanent employment recruitment. For flexible employment recruitment services, in additional to receiving a service fee, we also receive the whole salary package on behalf of the candidate and serve as the delegating company to pay the candidate who performed the work for our corporate customers. As such, we bear the obligations of paying salaries and deducting the taxes in due course for the candidate who is most likely a freelancer. Our corporate customers thus have more flexibility in terms of fulfilling their temporary business needs which may not be stable.

Outsourcing Services

We provide outsourcing services, mostly in technology-related projects, to our corporate customers who need a “turnkey solution” and rely on us to design, develop and deliver the projects within budget and on time with acceptable quality. We were designated as a “Technologically Advanced Small and Medium-sized Enterprises” by the MIIT of China. We leverage our qualifications, vast industry knowledge, and expert networks to offer cost-effective solutions to our corporate customers who rely on us to deliver the expected solutions on time, within budget and of acceptable quality. Our corporate customer will perform acceptance tests on the project which we will normally only get paid after the client signs off. Our outsourcing services help us build a close partnership with large corporations, differentiating us from traditional human capital management companies. Attributable to our network of high-skilled freelancers and specialized companies, our corporate customers are able to delegate certain tasks to third-party contractors through us and focus on developing their businesses in a more cost-efficient way.

For the years ended December 31, 2021, 2022 and 2023, net revenues from our outsourcing services amounted to RMB113.8 million, RMB301.9 million and RMB714.0 million (US$100.6 million), respectively, representing a year-over-year growth of 165.3% and 136.5%, respectively.

Our service fees and the forms of the outsourcing service agreement are usually determined on a case-by-case basis and are subject to market conditions and mutual negotiations each time an order is placed. Pursuant to the outsourcing service agreement that we sign with the corporate customers, we will receive scheduled payments upon project acceptance and satisfaction of key performance indicators.

Other Services

We launched other services as value-added services in August 2021, which include information technology services and training services. For the years ended December 31, 2021, 2022 and 2023, net revenues from our other services amounted to RMB41.0 million, RMB51.6 million and RMB101.0 million (US$14.2 million), respectively.

Information Technology Services

Our information technology services are aimed at generating sales leads for our corporate customers who offer products and services that our users and their acquaintances may find interesting. In the information technology services, we leverage our patented technologies in AI and data analytics by pushing our clients’ products or services information accurately to suitable prospects by analyzing their behaviors and profiles using our proprietary algorithm. The information collected from the prospects will be sent directly to our corporate customers and we charge our corporate customers service fees for providing such services while we do not directly act as a selling agent. Currently, the majority of our clients are selling insurance products and healthcare related services on our platforms.

Training Services

We empower our users to help their acquaintances develop professional skills that can enhance their career growth by allowing our users to recommend suitable training courses and certification programs to their acquaintances. In addition to offering our own career-related certification programs, we partner with leading industry experts, organizations, institutes, and professional training academies to provide training courses and certification programs that can help professionals realize developments in their careers. We have developed industry-focused training programs, some of which are developed in-house and others are developed by third-party developers. We charge those who enroll in training classes enrollment fees that are determined by us based upon our training material development costs or the costs of training courses sourced from the third-party providers.

Taking the CCRP certificate training program that is self-developed by us as an example. Users who are interested in taking the courses and receiving the certificate will enter into a CCRP certification service agreement with us, pursuant to which the user will pay a lump sum enrollment fee to us, which covers three stages of CCRP certification services, including but not limited to course material fees (profession and business related certification course materials, law and business related certification course materials, and finance and business related certification course materials), video classes, official account and enterprise WeChat one-on-one exclusive certification supervision services, examination and certification.

In the future, we intend to expand our training portfolio by offering courses in the areas of Industry Digitalization, Applied Artificial Intelligence in various industries, and Carbon-Neutral Initiatives and Carbon Emission Reduction Programs.

Our Technology

Our platform is empowered by our AI, machine learning, data analytics and blockchain technologies. Leveraging our extensive access to big data assets and AI tools, we are able to continuously optimize our products and services recommendation capabilities, personalize our user experience, refine our matching algorithm and monitor our service quality. Our patented technologies enable us to optimize the matching accuracy of services among providers and requestors, and to increase the transactions’ closing rates. As of the date of this annual report, we hold ten patents registered in the U.S. and seven patents registered in China, 68 registered trademarks, 74 registered copyrights, and ten registered domain names along with nine additional patent applications that are pending in the U.S. and China, all in the areas of artificial intelligence, data analytics and blockchain technologies.

Our technologies are well recognized by industry peers. For example, in January 2022, we were nominated to be one of the “Technologically Advanced Small and Medium-sized Enterprises” in the City of Beijing, an honorable designation awarded by the MIIT of China.

According to Frost & Sullivan, we ranked fourth among the well-known platforms in the human capital management industry in China in terms of the number of patents we owned as of December 31, 2022. In addition, we ranked first among all these platforms in terms of the total number of patents registered in the U.S. as of December 31, 2022.

The core pillars that support the foundation of our technologies and platforms are:

●	Artificial intelligence and machine learning. We develop, train, and test our patented machine learning models and AI systems that offer industry-specific and actionable insights for our users. Our platforms offer real-time personalized recommendations. Our systems match up providers and requestors with the most relevant products and services based on their interests, behaviors, profiles and historical transaction records. Our team of human capital management experts and AI/machine learning scientists constantly refine the learning models and AI methods. As we process and analyze more data, we uncover more features from data that are used to further improve our capabilities.
●	Data Analytics. Our rich set of proprietary and patented data analytics algorithms collaborate with our AI/machine learning models to offer advanced, predictive, and prescriptive analytics to our corporate customers.
●	Blockchain. Our platforms offer two novel services to our users based on our patented blockchain technology. The first one is a secure, reliable, and trusted credentials vault for our users. The second one is a fully distributed referral tracking system that monitors referral transactions. Thus, the monetization of referrals is possible because the transaction’s traceability and transparency foster trust among participants. We believe it will have a positive effect on increasing the transaction closing rates.

We invest substantial resources to improve our technology and data infrastructure, strengthen our data processing and analytic capabilities, develop new solutions that are complementary to existing ones and find ways to better serve our users and corporate customers. Our research and development personnel primarily consist of computer scientists, cognitive computing engineers, data scientists, software engineers, user experience experts, technology infrastructure architects, and specialists and consultants. In addition, our technology team leader has over 15 years of experience in the big data analytics field and our IP portfolio consultant and executive director Dr. Wong is a tenured professor of computer science at California State University who is a pioneer in the areas of artificial intelligence and data analytics with over 35 years in academics and industry.

We are committed to further developing our expertise in cybersecurity, data security and reliability through research and development in data infrastructure and utilization of blockchain. We intend to establish a research center in the U.S. to conduct such research and development activities, to take advantage of the fact that our IP consultant Dr. Wong and our founder, chairman of the Board and CEO, Mr. Lee, have decades of work and academic experience in the technical field in the U.S.

Sales and Marketing

Our business development initiatives are mainly through referrals among our users and to a lesser extent, through direct cold-calling, third-party sales agents and tendering processes.

Many of our new clients are acquired through leads generations through users on our platform. In addition, we also acquire clients through targeted marketing activities to key opinion leaders and direct business developments. Our sales and marketing team prepares marketing and pitch materials and presents our services, experience and strengths to potential clients. More importantly, our users may also recommend and endorse our products and services to their peers within their respective industries. Our extensive experience and quality of service not only secure long-term clients, but also create a word-of-mouth effect for developing new clients.

Quality Control

We believe that our ability to maintain the quality of our services is critical to our growth. Our quality assurance measures include the following:

●	Internal quality control regulations and policies. We have formulated relevant quality control and management measures for different business segments, requiring our employees to follow standard procedures and comply with management requirements. Appropriate punishments will be imposed on employees who conduct business in violation of such quality control and management measures. With the development of our business, we will keep pace with leading companies in the human capital management market and update such regulations and policies from time to time.

●	Quality assurance requirements to suppliers and users. We have set up a quality policy for our suppliers, third-party contractors and users to assure the quality of services or products from them. We generally make clear stipulations on quality management in the agreements with our suppliers, third-party contractors and users. In the course of doing business, we also explicitly pass on our quality control principles to third-party contractors and users, in order to expect them to operate with high faith and in a responsible manner. If any suppliers, third-party contractors or users fail to meet our quality control standards, we will seek remedies, require them to make a correction, or terminate the cooperation.

●	User feedbacks and process improvement. Our sales and marketing team and operations service team work closely with our users throughout each transaction. We constantly seek feedbacks from our users on possible areas of improvement and often make changes to our internal processes and data analytic models in order to deliver higher quality services and improve the closing rates.

Competition

According to Frost & Sullivan, as one of the few companies that have built social network targeting professionals based on acquaintances in China, we believe our business model is unique and our services empower the human capital management value chain. We face competition in certain aspects of our business. Our ability to compete effectively depends on our unique and holistic platforms to serve and connect users and corporate customers, empowering them from an integrated perspective. Many factors contribute to our competitiveness, including an established social network based on acquaintances and linking various users, agent-centric business model to drive the operation of social networks, low frequency, high price and non-standard services, and continuously improved platform matching efficiency by data analytics and artificial intelligence technology.

As our business continues to grow rapidly, we face significant competition from a number of online and offline platforms and services to attract and retain users. According to the Frost & Sullivan report, in the industry of services for professionals market, our main competitors fall into the following categories:

●	online agent-centric service providers;

●	online HR service providers;

●	traditional staffing companies; and

●	traditional workforce solutions providers.

Intellectual Property

We design, test and update our platforms regularly, and we have both developed our proprietary solutions in-house and outsourced to third party contractors. We have developed our infrastructure to be highly agile and scalable, allowing us to efficiently expand our platform and enter new market segments, with patent-compromising quality. As of the date of this annual report, we hold ten patents registered in the U.S. and seven patents registered in China, 68 registered trademarks, 74 registered copyrights, and ten registered domain names along with nine additional patent applications that are pending in the U.S. and China.

According to Frost & Sullivan, we ranked fourth among the well-known platforms in the human capital management industry in China in terms of the number of patents we owned as of December 31, 2022. In addition, we ranked first among all these platforms in terms of the total numbers of patents registered in the U.S. as of December 31, 2022.

Our continued success depends upon our ability to protect our core technology and intellectual property. We rely on a combination of confidentiality clauses, contractual commitments, trade secret protections, copyrights, trademarks, patents, and other legal rights to protect our intellectual property and know-how. We enter into confidentiality and proprietary rights agreements with our employees, consultants and business partners, and we control access to and distribution of our proprietary information. We intend to protect our intellectual properties vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights.

Data Security

Our platform is based on analyzing the behaviors, profiles and interests of our users and their acquaintances in their own private mobile networks. Unless their acquaintances actively register themselves on our platform, either through our Star Career or Columbus applications or Tencent’s mini-program, we do not collect personal information about our users’ acquaintances. We use our patented technologies in AI, data analytics and blockchain and a proprietary algorithm to analyze users’ and their acquaintances behaviors, profiles, historical transaction records and interests, in order to recommend products or services suitable for them and within their areas of interest. The goal is to increase the closing rate of transactions through precision-targeted marketing.

We use third-party cloud-based services to host our platform, striving to run on the latest and most modern cloud technologies. Our research and development capabilities paired with our development tools allow us to develop and deploy new products reliably without disruptions to our operations. We have also embedded extensive monitoring and alerting infrastructure into our platform to maintain reliability and platform performance.

We protect our users’ data through a combination of internal audits, processing procedures and technology tools, and we are focused on making our platform more trustworthy. We monitor our server infrastructure for external hacking attempts by flagging suspicious activities, utilize tools that scan site content, and dedicate teams to investigate if any irregularities are detected. In addition, we conduct regular tests for any internal or external unauthorized access to our systems and correct any known weaknesses in our systems. To ensure confidentiality and integrity of the personal information and data we collect, we follow the Administrative Measures for the Graded Protection of Information Security. We have obtained ISO 27001 Information Security Management System Certification, and SOC 1, SOC 2 and SOC 3 reports issued by independent auditors as in compliance with global industry standards. Meanwhile, we are conducting the evaluation of classified protection of cybersecurity on our information systems. Furthermore, we have established comprehensive policies for the collection, processing, sharing, disclosure authorization and other aspects of data and privacy and taken necessary measures to comply with all applicable laws and regulations regarding cybersecurity, data security and personal information protection.

We believe our policies and practice with respect to data privacy and security are in compliance with applicable laws and with prevalent industry practice. As of the date of this annual report, we have not received any claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by the PRC Civil Code or any applicable laws and regulations in the PRC, nor have we been subject to any administrative penalties due to violation of applicable data protection and privacy laws and regulations in China.

Insurance

We participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We currently do not have any business liability or disruption insurance.

Our insurance coverage does not violate any mandatory provisions of PRC laws. We believe that such coverage is in line with industry norms in the PRC and is adequate and sufficient for our current operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.”

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Negative List, promulgated and as amended from time to time by the Ministry of Commerce of the PRC, or MOFCOM, and NDRC. The NDRC and the MOFCOM promulgated the 2021 Negative List on December 27, 2021, which took effect on January 1, 2022 and uniformly set forth the ownership requirements, requirements for senior executives, and other special administrative measures for the access of foreign investment, and requires that, any domestic enterprise engaging in businesses prohibited by the 2021 Negative Lists, to issue securities and list and trade shares overseas must obtain pre-approval consent from relevant competent regulators; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

Our current business, human resource and other related services, are not included in the current Negative List or other categories that PRC laws and regulations restricting foreign investment.

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress of the PRC, or the NPC, approved the Foreign Investment Law of the PRC, or the Foreign Investment Law, which has taken effect on January 1, 2020, and replaced three existing laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies a regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign- invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the Negative List as currently in effect. The Foreign Investment Law provides that foreign invested entities shall not operate foreign prohibited industries and foreign invested entities operating in foreign restricted industries shall meet the investment conditions stipulated under the negative list.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed, and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law which came into effect on January 1, 2020. It further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation.

According to the Foreign Investment Law, foreign investors or foreign-invested enterprises shall submit investment information to the competent commerce departments. On December 30, 2019, MOFCOM and SAMR, jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Starting from January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has submitted reports for its establishment, modification and cancellation, as well as its annual reports, the relevant information will be shared by the competent market regulation department with the competent commercial department, and such foreign-invested enterprise is not required to submit the reports separately.

Regulations Relating to Talent Intermediary Services

The Employment Promotion Law of the People’s Republic of China, or the Employment Promotion Law, promulgated by SCNPC, on August 30, 2007 and latest amended on April 24, 2015 stipulates that employment intermediary agencies shall register and seek approval from the competent labor administrative department after their corporation. Any entity that has not obtained a license and registered in accordance with the law shall be prohibited from engaging in employment intermediary activities. No employment agency shall provide false employment information or provide recruitment services to any institution that is not legally incorporated or licensed (if applicable). Any unlicensed and unregistered institution that, in violation of the provisions aforementioned, engages in unauthorized employment intermediary services, may be subject to the closure of business. Any illegal gains shall be confiscated and a fine from RMB10,000 to RMB50,000 may be imposed.

Talent intermediary services agencies including us in China are mainly regulated by the Ministry of Human Resources and Social Security of the PRC, or the MOHRSS. Pursuant to the Provisions on Talent Market Administration, jointly promulgated by the PRC Ministry of Personnel and the PRC State Administration for Industry and Commerce on September 11, 2001 and latest amended on December 31, 2019, any entity providing talent intermediary services in China must obtain a human resource services license from the local branch of MOHRSS. In addition, this regulation also reiterates the requirements under the Employment Promotion Law that as a talent intermediary service agency, we are prohibited from providing fake information, making false promises and publishing fake recruitment advertisement.

On June 29, 2018, the State Council issued the Interim Regulations for the Human Resources Market, effective on October 1, 2018, according to which, the human resources services (the “HR services”) providers include public HR service providers established by the relevant PRC governmental authorities and commercial HR service providers. Commercial HR service providers engaging in employment agency activities are required to obtain a human resource services license, when such HR services are provided through the Internet, laws and regulations relating to network security and the management of Internet information services shall also be complied. For any commercial HR service providers engaging in the services such as collection and release of HR supply and demand information, HR management consulting, HR assessment, HR training, or HR outsourcing services, it shall file with the competent department of MOHRSS within 15 days of the date it starts the operation. The HR service providers providing recruitment or other HR services as entrusted by an employer shall not resort to fraud, violence, coercion or other improper means, shall not seek improper interests in the name of recruitment or introduce entities or individuals to engage in illegal activities. Commercial HR service providers shall expressly specify certain matters, among others, including the business license, charging standards, and human resource services licenses in their premises, which are subject to the supervision and inspection by the PRC governmental authorities such as the SAMR.

According to the Contract Law of the PRC, or the Contract Law, promulgated on March 15, 1999 and nullified since January 1, 2021, and the Civil Code of the PRC, or the Civil Code, promulgated on May 28, 2020 and effective on January 1, 2021, an intermediation contract is defined as a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Pursuant to the Contract Law and the Civil Code, an intermediary must provide authentic information relating to the proposed contract. If an intermediary intentionally conceals any material fact or provides false information in connection with the performance of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim service fees and is liable for the damages caused. Our business of connecting individual users with business customers constitutes an intermediary service, and our contracts with business customers are intermediation contracts under the Contract Law and the Civil Code, as a result, the performances, explanation and disputes under such contacts shall be regulated by the Contract Law and the Civil Code.

We have obtained such human resource services licenses which remain in full force and effect as of the date of this annual report.

Regulations Relating to Mobile Internet Apps

According to the Provisions on the Administration of Information Services of Mobile Internet Apps (2022 Revision) which was promulgated in 2022 and came into effect on August 1, 2022, the term “information services of Apps” means the activities of providing users with production, copying, publishing, spreading and other services of text, picture, voice, video and other information through Apps, including instant messaging, news, knowledge Q&A, forums, online live broadcast, e-commerce, online audio and video, life services and other types. In addition, Apps providers shall not use Apps to carry out activities prohibited by laws and regulations, such as those endangering national security, disrupting social order, and infringing upon the legitimate rights and interests of others. And an App provider providing internet information services that must be subject to examination and approval of the competent authority or have obtained relevant permit in accordance with the law may only provide services upon examination and approval of the competent authority or with the relevant permit.

Regulations Relating to Internet Information Security and Privacy Protection

Internet content in China is regulated and restricted from a state security standpoint. The SCNPC enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was latest amended on August 27, 2009, providing that the following activities conducted through the internet are subject to criminal liabilities: (i) gaining improper entry into any of the computer information networks relating to state affairs, national defensive affairs, or cutting-edge science and technology; (ii) violation of relevant provisions of the State in the form of unauthorized interruption of any computer network or communication service, as a result of which the computer network or communication system cannot function normally; (iii) spreading rumor, slander or other harmful information via the internet for the purpose of inciting subversion of the state political power; (iv) stealing or divulging state secrets, intelligence or military secrets via internet; (v) spreading false or inappropriate commercial information; or (vi) infringing on the intellectual property.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, which became effective on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks including us, as a network operator operating mobile applications and providing certain internet services mainly through our mobile applications, shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall prevent network data from being divulged, stolen or falsified. In addition, any network operator to collect personal information shall follow the principles of legitimacy, rationality and necessity and shall not collect or use any personal information without due authorization of the person whose personal information is collected, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, shutdown of websites or criminal liabilities.

On December 28, 2021, CAC, NDRC, MIIT and other ten promulgation authorities issued the 2022 Cybersecurity Review Measures, effective on February 15, 2022, which stipulate that the cybersecurity review shall focus on the evaluation of possible risks to national security caused by the purchase of the network product or service by a critical information infrastructure operator, or by an online platform operator conducts data processing, also provide for more detailed rules regarding cybersecurity review requirements. An online platform operator who has more than a million users’ personal information must report to the Cybersecurity Review Office for cybersecurity review when going public abroad. If a member entity of the working mechanism for cybersecurity reviews deems that a network product or service or a data processing activity may affect or potentially affect national security, the Cybersecurity Review Office shall submit it to the Central Cyberspace Affairs Commission for approval according to the procedures before conducting a review in accordance with the provisions of above Measures.

Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual that need to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which became effective on November 1, 2021, pursuant to which, personal information processors shall be responsible for their personal information processing activities, and take necessary measures to guarantee the security of the personal information they process. An individual’s consent shall be obtained for processing his or her personal information unless otherwise specified. Where a personal information processor truly needs to provide personal information to any party outside the territory of the PRC for business or other needs, it or he shall meet any of the following conditions: (i) it or he has passed the security assessment organized by the national cyberspace administration in accordance with Personal Information Protection Law; (ii) it or he has been subject to the personal information protection certification by a specialized institution in accordance with the provisions issued by the national cyberspace administration; (iii) it or he has entered into a contract with the overseas recipient in accordance with the model contract developed by the national cyberspace administration, agreeing on both parties’ rights and obligations; and (iv) it or he meets other conditions provided in laws or administrative regulations or by the national cyberspace administration. Where any international treaty or agreement concluded or acceded to by the PRC provides for the conditions on the provision of personal information to any party outside the territory of the People’s Republic of China, such provisions may apply. Where a personal information processor provides personal information to any party outside the territory of the PRC, it or he shall notify individuals of the overseas recipient’s name and contact information, purposes and methods of processing, categories of personal information, the methods and procedures for individuals’ exercise of the rights provided in this Law over the overseas recipient, and other matters, and obtain individuals’ separate consent.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfer, which became effective on September 1, 2022, pursuant to which, to provide data abroad, including where the data collected and generated by data handlers are stored in China and can be accessed or invoked by overseas institutions, organizations or individuals, under any of the following circumstances, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration: (i) the data processor provides important data abroad; (ii) the critical information infrastructure operator or the data processor that has processed the personal information of over one million people provides personal information abroad; (iii) the data processor that has provided the personal information of over 100,000 people or the sensitive personal information of over 10,000 people cumulatively since January 1 of the previous year provides personal information abroad; and (iv) any other circumstance where an application for the security assessment of outbound data transfer is required by the national cyberspace administration.

On March 22,2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which stipulate that, if the data have not been informed or publicly announced as important data by relevant PRC departments or regions, data processors are not required to apply for security assessment for cross-border provision of the data as important data. Besides, to provide data abroad under any of the following circumstances, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration: (i) where a critical information infrastructure operator provides personal information or important data abroad; or (ii) where any data processor other than a critical information infrastructure operator provides important data abroad or, as of January 1 of the current year, provides personal information (excluding sensitive personal information) of not less than 1 million people or sensitive personal information of not less than 10,000 people in aggregate to overseas parties. In case of any discrepancy between the Provisions on Promoting and Regulating Cross-border Data Flows and the relevant provisions such as the Security Assessment of Outbound Data Transfer, or the Data Transfer Measures promulgated on July 7, 2022 and the Measures on Standard Contracts for Cross-border Provision of Personal Information promulgated on February 22, 2023, the provisions under the Provisions on Promoting and Regulating Cross-border Data Flows shall prevail.

Regulations Relating to Intellectual Property Rights

Trademark

Pursuant to the Trademark Law of the PRC which was promulgated on August 23, 1982 and latest amended on April 23, 2019 and came into effect on November 1, 2019, the Implementation Regulations of the Trademark Law of PRC which was issued on August 3, 2002 and latest amended on April 29, 2014, the Trademark Office under the State Administration for Industry and Commerce of the PRC, or the Trademark Office, shall handle trademark registrations and grant a term of ten years to registered trademarks, which may be renewed for additional ten year period upon request from the trademark owner. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where an application for trademark for which application for registration has been made is identical or similar to another trademark which has already been registered or is under preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Patent

Pursuant to the Patent Law of the PRC, or the Patent Law, which was issued by the SCNPC on March 12, 1984, and latest revised on October 17, 2020 and to be effective as of June 1, 2021, a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for a twenty-year term in the case of an invention and a ten-year term in the case of a utility model, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights.

Copyright

Copyright in the PRC, including software copyright, is principally protected under the Copyright Law of the PRC, or the Copyright Law, promulgated in December 2001 and latest amended on November 11, 2020, which took effect June 1, 2021, and related rules and regulations. Under the Copyright Law, the term of protection for software copyright is 50 years.

Domain Name

Domain names are protected under the Administrative Measures for Internet Domain Names, or the Domain Name Measures, promulgated by the MIIT, effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as latest amended on August 5, 2008, or the Foreign Exchange Regulations. Pursuant to the Foreign Exchange Regulations, international payments in foreign exchange and the transfer of foreign exchange under the current account items shall not be subject to any state control or restriction when complying with certain procedural requirements. In contrast, the settlement of foreign currency for the purpose of certain capital account items, such as direct equity investments, loans and repatriation of investment, requires prior approval from SAFE or its local branches.

On January 12, 2017, the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, which stipulated that, for foreign debts of enterprises, the PBOC or the SAFE shall not adopt advance approval, but adopt advance recordation of the conclusion of contracts for enterprises. In addition, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt, or the Net Assets Limit equals to net assets times cross-border financing leverage ratio times macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two. The macro-prudent regulation parameter is one. A one-year transitional period is set for foreign-funded enterprises and during such a transitional period, foreign-funded enterprises may apply either the current cross-border financing management mode, that is the maximum amount of the aggregate of foreign debt of a foreign-invested enterprise shall not exceed the difference between its total investment and its registered capital, or the Net Assets Limit mode in this Notice. After the end of the transitional period, the cross-border financing management mode for foreign-funded enterprises will be determined by the PBOC and the SAFE after assessment based on the overall implementation of this Notice. However, as of the date of this annual report, neither the PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. According to the announcement promulgated by the PBOC and the SAFE on July 20, 2023, the macro-prudent regulation parameter is raised to 1.5.

According to the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which was promulgated and implemented by the SAFE on June 9, 2016, the tentative percentage of foreign exchange settlement for foreign currency earnings in capital account of domestic institutions is 100%, subject to adjustment of the SAFE in due time in accordance with international revenue and expenditure conditions. The use of foreign exchange incomes of capital accounts by domestic institutions shall follow the principles of authenticity and self-use within the business scope of enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the domestic institutions from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-connected enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

According to the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-Border Trade and Investment Facilitation, which was promulgated and implemented by the SAFE on October 23, 2019, non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise of no violation of the Negative List and the authenticity and compliance with the regulations of domestic investment projects.

According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or Circular 8 issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, with no need to provide the evidentiary materials concerning authenticity of such capital for banks on a transaction-by-transaction basis in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Domestic Residents

Pursuant to the Administrative Measures for the Outbound Investment of Enterprises issued by the NDRC on December 26, 2017 and became effective on March 1, 2018, non-sensitive projects carried out by investors to make direct investment with assets and equities or provide financing or a guarantee subject to record-filing administration and the authority in charge of record-filing shall be the development and reform authority under the provincial government at the place where the investor is registered if the investor is a local enterprise and the amount of investment made by the Chinese investor is less than US$300 million. Where a project is carried out by two or more investors together, the investor making a larger amount of investment shall be responsible for applying for the approval or record-filing after obtaining the consent of other investors.

Pursuant to the Administrative Measures on Overseas Investment issued by MOFCOM on September 6, 2014 and became effective on October 6, 2014, where the outbound investment carried out by an enterprise involves sensitive countries and regions and sensitive industries, verification management shall be implemented, and archive filing management shall be implemented for other circumstances of outbound investment of an enterprise. For outbound investments subject to archive filing, a central enterprise shall report its outbound investments to the Ministry of Commerce for filing and a local enterprise to the provincial department in charge of commerce at its locality. Where two or more enterprises jointly make an outbound investment, the relatively major shareholder shall be responsible for going through the archive filing or verification procedures after acquiring the written consent of other investors. If investors are not within the same administrative jurisdiction, the MOFCOM or the department in charge of commerce, which is responsible for handling the verification and archive filing, shall notify the departments in charge of commerce of the place where other investors are located of the relevant results.

Pursuant to the Circular of the State Administration of Foreign Exchange on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles, issued by SAFE on July 14, 2014, offshore enterprise directly established or indirectly controlled by the PRC resident individuals with their legally owned onshore or offshore assets and equity, for the purposes of investment and financing shall be subject to foreign exchange registration for offshore investment with SAFE. In the event of any change of basic information of the registered overseas special purpose companies such as the individual shareholder, name, operation term, or if there is a capital increase/decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete foreign exchange alteration of the registration formality for offshore investment with SAFE in a timely manner. Foreign-invested enterprises established in return investments shall be subject to completion of relevant foreign exchange registration formality in accordance with the effective provisions on the foreign exchange administration of direct investment of foreign investors, and shall disclose the de facto controller and other relevant information of the shareholders. After a special purpose company has completed overseas financing, if the funds raised are repatriated to China for use, relevant Chinese provisions on foreign investment and external debt management shall be complied with.

Pursuant to the Notice of the State Administration of Foreign Exchange on Issuing the Provisions on the Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions promulgated by the SAFE on July 13, 2009, a domestic institution shall, on the basis of the approval document issued by the competent administrative department of overseas direct investment and the foreign exchange registration certificate for overseas direct investment, handle the formalities for the outward remittance of funds for overseas direct investment at a designated foreign exchange bank. The designated foreign exchange bank shall handle the formalities for the domestic institution after an authenticity check.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, promulgated on February 13, 2015 and implemented on June 1, 2015 and last amended and implemented on December 30 2019, the SAFE decided to further simplify and improve policies for the foreign exchange administration of direct investment around the entire nation, by cancelling two administrative approval items: confirmation of foreign exchange registration under domestic direct investment and confirmation of foreign exchange registration under overseas direct investment and, instead, banks shall directly examine and handle foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment, and the SAFE and its branch offices shall indirectly regulate the foreign exchange registration of direct investment through banks and simplifying the procedures for some foreign exchange transactions under direct investment.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC are the PRC Company Law as amended in 1999, 2004, 2005, 2013, 2018 and 2023. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserves funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset and statutory reserves have been set aside. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards Non-resident enterprises which have established institutions or places of business in the PRC are subject to enterprise income tax for all incomes generated from such institutions or places of business in the PRC and all incomes generated outside the PRC which are actually related to the institutions or places of business established in the PRC at the rate of 25%. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the State Administration of Taxation, or SAT, the Ministry of Science and Technology, and the Ministry of Finance, or MOF, jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises, specifying the criteria and procedures for the certification of High and New Technology Enterprises.

Regulations Relating to Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Tax Evasion With Respect to Taxes On Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 consecutive months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. And based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Regulations on PRC Value-Added Tax

According to the Interim Regulation of PRC on Value Added Tax promulgated by the State Council on December 13, 1993 and last revised on November 19, 2017, the VAT rate to be imposed on HR services shall be 6%.

Regulations Relating to Labor Protection in the PRC

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Labor Law

According to the Labor Law of the PRC (2018 Amendment) issued by the SCNPC on December 29, 2018, the employing units must establish and improve the system of labor safety and health, strictly implement the national regulations and standards on labor safety and health, educate workers on labor safety and health, prevent accidents in the process of labor and reduce occupational hazards employers shall develop and improve their rules and regulations to ensure that workers enjoy their labor rights and perform their labor obligations.

Social Insurance and Housing Fund

As required under the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Where an employer fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees, it shall be ordered by the housing accumulation fund management center to make up the procedures within a time limit; if it fails to make up the procedures within the time limit, it shall be given a fine of RMB10,000 to 50,000. The employer shall make full contribution to the housing provident fund on time and no delay or under-contribution is allowed. Where an employer fails to pay or fully pay the housing provident fund, the housing provident fund management center shall order it to make payment within the prescribed period; if it fails to make payment within such prescribed period, the center may apply to the people’s court for enforcement.

Regulations on Stock Incentive Plans

SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, on February 15, 2012. Under SAFE Circular 7, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to entrust a qualified domestic agent to register with SAFE through the domestic company, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on M&A and Overseas Listings

MOFCOM, CSRC, SAFE and three other PRC governmental and regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was amended in June 2009. The M&A Rules, among other things, require that if a domestic company, domestic enterprise, or a domestic individual, through an overseas company established or controlled by it/him/her, acquires a domestic company which is affiliated with it/him/her, an approval from the MOFCOM is required. The M&A Rules further requires that an offshore special purpose vehicle, or the SPV, that is controlled directly or indirectly by the PRC companies or individuals and that has been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, shall obtain the approval of CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Companies and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form, shall be filed with the CSRC pursuant to the requirements of the Trial Measures within three working days after the relevant application is submitted overseas. The companies that have already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted an application for an initial public offering to overseas supervision administrations but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

On February 24, 2023, the CSRC, MOF, National Administration of State Secrets Protection and National Archives Administration of China jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

On or after March 31, 2023, any failure or perceived failure by the Company or PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

E.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

Note:	(1)	Our founder, chairman of the Board, and CEO, Mr. Howard Lee, owns approximately 61.9% equity interest in our Company through his wholly owned company, HTL Lucky Holding Limited, as of the date of this annual report. 51job, Inc. owns approximately 18.2% equity interest in our Company and MLT Holding Limited owns approximately 8.1% equity interest in our Company as of the date of this annual report.
	(2)	The English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

We do not currently use, and have not used in the past, a variable interest entity structure. Lucas GC Limited is not a Chinese operation company but a Cayman Island holding company with operations primarily conducted through its PRC subsidiaries.

F.	Property, Plant and Equipment

Our corporate headquarters are located in Beijing, China. As of December 31, 2023, the approximate gross floor area of our leased properties was 612 square meters in aggregate and we did not have self-held properties. We lease our premises from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are the largest technology-driven online agent-centric human capital management service provider targeting professionals based on PaaS in China in terms of the number of active users in the human resources industry as of June 30, 2022 and total net revenues for the year ended December 31, 2021. As a company empowered by AI, data analytics and blockchain technologies, we are committed to digitalizing and intellectualizing the entire human capital management process. We define active users as those who login to our proprietary platforms, Star Career and Columbus, at least once within a 30-day period. As of December 31, 2022 and December 31, 2023, we had approximately 431,220 and 638,020 active registered users, respectively. Through our proprietary platforms, Star Career and Columbus, the active registered users will receive customized job recommendations and work as talent scouts to source suitable candidates for our corporate customers through their own trusted and private social network, as well as receive trainings and other value-added services. We have developed into a comprehensive social network platform providing various services targeting professionals spanning multiple industries in China, including recruitment services, outsourcing services, information technology services and training services. Please see the section entitled “Business” for more details.

Since the launch of our platforms, we have experienced rapid growth. Our net revenues surged approximately from RMB766.6 million for the year ended December 31, 2022 to RMB1,474.0 million (US$207.6 million) for the year ended December 31, 2023 representing a year-over-year increase of 92.3%. Our gross profits increased approximately from RMB215.2 million for the year ended December 31, 2022 to RMB418.6 million (US$59.0 million) for the year ended December 31, 2023, representing a year-over-year increase of 94.5%.

Key Factors that Affect Operating Results

General Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by general factors driving the market of services for professionals, including (i) economic factors, including global economic conditions which affect our supply and demands, as well as domestic economic growth, especially in tertiary industry, the fluctuation in Index of Service Production, or ISP, and Services Producer Price Indices, or SPPI, (ii) technology factors, such as development of artificial intelligence and data analytics, and the rate of platform penetration in China, and (iii) labor factors, such as rising labor costs in China. Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the on-demand employment services market and workforce operational solution market in China generally, our results of operations are also directly affected by certain company-specific factors, including the following major factors:

Our ability to expand our portfolio of users through delivering services with higher efficiency for human capital management

Our core competitive strengths derive from our massive multidimensional data insights, powerful AI algorithm and big data capacity which enable us to effectively process the data and continuously improve our two-way matching accuracy. Accurate matching results allow us to attract more users and accumulate more data, which in turn improve the matching efficiency and optimize the user experience, creating a positive feedback loop. Our results of operations have shown that this synergistic and thriving business model allows us to penetrate the recruitment market at scale without direct salesforce.

Our ability to attract, retain and connect potential job seekers cost-effectively

Our operational cost is affected by the number of users on our platform and the amount of service fees we paid to flexible workers and third-party labor service companies. Our continued growth depends in part on our ability to cost-effectively attract, retain and connect potential users in labor market, especially our ability to cultivate a flexible workforce and deploy the same workers across different industry settings by having them serve multiple roles offered on our platform to optimize our operational cost. We have focused on offering better earning opportunities and career prospects and enhancing the social network among the workforce of professionals. Our ability to attract, retain and connect potential users cost-effectively can be affected by a number of factors, including the quality of our training programs, the value-added services we provide, the attractiveness of the earning opportunities and career prospects we offer, and other macroeconomic, social and political factors that may affect labor cost, supply or migration.

Our ability to diversify service offerings and industry coverage

We have been dedicated to expanding and diversifying our service offerings to cover a comprehensive range of activities in the human capital management process. By further leveraging our growing database and powerful AI-enabled technologies, we are able to analyze user behavior and intent more precisely, address corporate customers’ in-depth needs in a broader array of business scenarios, and introduce new functions to better serve the entire workforce spectrum. We have made, and will continue to make, significant investments to improve our technology infrastructure and enhance user experience.

Our results of operations have been, and will continue to be, affected by the size and diversity of our service offerings. Since our inception, we have introduced various value-added services built around our customers’ recruitment needs and have successfully expanded our service offerings. These efforts have effectively helped us attract more users and broaden revenue channels, thus driving our business and revenue growth.

Our ability to control costs and expenses and enhance operational efficiency

Our results of operations have been, and will continue to be, affected by our ability to control costs and expenses and enhance our operational efficiency. We take pride in our platforms, Star Career and Columbus, which serve as our proprietary technology infrastructure that centralizes our operational management and streamlines our solution process. Our capability to constantly innovate remains an important differentiator as we continue to deliver new functions on our platforms. Thus, research and development expenses have historically represented a large portion of our total costs and expenses, consisting primarily of services fees paid to third-parties professional technology developers. General and administrative expenses and selling and marketing expenses are important components of our costs. We have been always mindful of the balance between rapid business expansion and costs and expenses. We will continue to make efforts to manage our user acquisition cost and improve our user retention rate. In addition, as our business grows, we will continue to further improve our operational efficiency by developing technologies and infrastructure across different business functions. We expect to achieve greater operating leverage and increase the productivity of our personnel, allowing us to acquire customers and suppliers more cost-effectively and achieve higher operational efficiency.

Continued investment in our technology infrastructure and professional talents

We continue to invest in our proprietary platforms, including Star Career and Columbus, to accommodate the expanded scope and heightened complexity of our operations. An enhanced technology infrastructure based on Star Career and Columbus will allow us to continually optimize our operational efficiency, refine our products and services through improved data-driven analytics, and facilitate our footprints into new geographical markets and industries. We also continue to invest in talents, particularly experienced marketing personnel, research and development engineers and other tech-related talents to support our market expansion strategies. Our ability to maintain and improve the functionality of our technology infrastructure in line with our business scale will be a key driver for our sustainable growth.

Impact of COVID-19 on Our Operations and Financial Performance

The COVID-19 pandemic has severely impacted China and the rest of the world, and it has resulted in quarantines, travel restrictions, and the temporary closure of offices and facilities in China and many other countries. Since the beginning of 2022, various cities in China, especially the first-tier cities like Beijing and Shanghai, were confronted with the bounce back of COVID-19 pandemic. Lockdown policies and travel restrictions hindered the proceeding of recruitment process of many corporates. In addition, people’s willingness to change jobs has shown a declined trend over 2022, due to a lack of job opportunities in the overall downward macroeconomic environment impacted by the COVID-19 pandemic and other global events. Our revenue growth, especially in our recruitment services, has been negatively impacted. For the year ended December 31, 2022, net revenues from recruitment services decreased by approximately RMB84.4 million, or 17.0%, compared to net revenues of RMB497.5 million for the year ended December 31, 2021.

Additionally, the weakness in the overall financial markets may cause us difficulties in securing additional financing, and the weakened financial conditions of our clients, suppliers, and business partners may prevent them from honoring their obligations to us. During the severe pandemic time, some of our customers were confronted with great financial pressure, unable to pay on time and then extended the payment schedule for the accounts receivable. We considered the collectability based on the cautious estimation, and made credit losses of RMB0.1 million and RMB11.5 million (US$1.6 million) for the year ended December 31, 2022 and 2023, respectively. We continued to keep close monitor to the collection of its accounts receivable and manage the credit losses.

In December 2022, Chinese government declared to treat COVID-19 as Category B disease, and authorities dropped quarantine measures against people infected with COVID-19 and stopped designating high-risk and low-risk areas. The macroeconomic in China and the financial performance of our customers are recovering. As a result, our net revenues from recruitment services increased by approximately RMB246.0 million, or 59.6%, to RMB659.0 million for the year ended December 31, 2023, compared to RMB413.0 million for the year ended December 31, 2022.

However, the ultimate impact of COVID-19 and other global disasters on its business, results of operations, financial condition, and cash flows is dependent on future developments, including natural forces and government responses which are uncertain and beyond its prediction at this time. We will pay close attention to the development of these macroeconomic risks, and assess and take measures to minimize their impacts.

Key Components of Our Results of Operations

Net revenues

We generate revenues from (i) recruitment services including flexible employment recruitment services and permanent employment recruitment services, (ii) outsourcing services, and (iii) other services including information technology services and training services. As a human capital management service provider, we are dedicated to innovating and diversifying our offerings for corporate customers in the recruitment and employment process based on the PaaS platforms, big data analytics and artificial intelligence technologies. Our net revenues are presented net of business tax and surcharges. The following table sets forth a breakdown of our net revenues both in absolute amount and as a percentage of our total net revenues for the periods presented:

	For the years ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Net revenues:
Recruitment service	497,486	76.3	413,047	53.9	659,049	92,825	44.7
Outsourcing service	113,774	17.4	301,890	39.4	713,957	100,559	48.4
Others	40,985	6.3	51,634	6.7	100,952	14,219	6.9
Total revenues	652,245	100.0	766,571	100.0	1,473,958	207,603	100.0

Recruitment services

Recruitment services consist of flexible employment recruitment services and permanent employment recruitment services. We derive net revenues from service fees paid by corporate customers for arranging flexible workers with corresponding abilities and qualifications on demand and sourcing eligible candidates for opening jobs to fulfill their various operation and employment needs.

Outsourcing services

We derive net revenues from service fees paid by corporate customers for providing overall outsourcing solutions, mostly IT-related services, based on their specific requirements.

Other services

We launched other services as value-added services in August 2021, which is to provide information technology services and training services for corporate customers.

Cost of revenues

The following table sets forth a breakdown of our cost of revenues both in absolute amount and as a percentage of our total net revenues for the periods presented:

	For the years ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Cost of revenues:
Recruitment service	373,206	57.2	316,724	41.3	513,390	72,309	34.8
Outsourcing service	74,561	11.4	200,962	26.2	476,474	67,110	32.3
Others	25,386	3.9	33,687	4.4	65,542	9,232	4.5
Total cost of revenues	473,153	72.5	551,373	71.9	1,055,406	148,651	71.6

Cost related to our recruitment services primarily consists of service fees paid to flexible workers, talent scouts, other third-party service providers involved in the service process.

Cost related to our outsourcing services and other services primarily consists of service fees paid to workers and third-party service providers engaged in the solution process.

Gross profit and gross profit margin

Our gross profit is primarily affected by our ability to generate revenue and control cost. The following table sets forth the breakdown of our gross profit and gross profit margin by revenue streams for the periods indicated:

	For the years ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Gross profits:
Recruitment service	124,280	25.0	96,323	23.3	145,659	20,516	22.1
Outsourcing service	39,213	34.5	100,928	33.4	237,483	33,449	33.3
Others	15,599	38.1	17,947	34.8	35,410	4,987	35.1
Total gross profits	179,092	27.5	215,198	28.1	418,552	58,952	28.4

Operating expenses

Our operating expenses include general and administrative expenses, research and development expenses and selling and marketing expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total net revenues for the periods indicated:

	For the years ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Operating expenses
Selling and marketing expenses	33,304	5.1	55,974	7.3	84,917	11,960	5.8
General and administrative expenses	38,428	5.9	47,733	6.2	108,376	15,264	7.4
Research and development expenses	70,246	10.8	79,868	10.4	157,543	22,189	10.7
Total operating expenses	141,978	21.8	183,575	23.9	350,836	49,413	23.9

Selling and marketing expenses

Our selling and marketing expenses mainly consist of advertising expenses and market promotion expenses for promotion activities that directly contribute to new user growth and acquisition of customer leads. We expect our selling and marketing expenses will also continue to increase in absolute amount as we diversify, optimize and leverage our marketing channels to expand user community and explore more potential customers.

General and administrative expenses

Our general and administrative expenses mainly consist of (i) payroll expenses, (ii) users support operation expenses, (iii) rental and depreciation expenses related to general and administrative functions, (iv) professional service fees including those related to IPO activities, (v) credit impairment losses and (vi) office and miscellaneous expenses. We expect that our general and administrative expenses will continue to increase in absolute amount in the foreseeable future as we further grow our existing business lines, and we will incur increased costs related to complying with our reporting obligations as we became a public company under U.S. securities laws. We also seek to optimize the cost structure of our company to control the relative level of general and administrative expenses as a percentage of our net revenues.

Research and development expenses

Our research and development expenses mainly consist of (i) payroll expenses, (ii) technologies service expenses related to platform development and data analysis to support our business operations, and (iii) other expenses related to research and development functions. We believe that our continued investment in research and development is critical to our growth and expect that our research and development expenses will continue to increase in absolute amount as we seek to upgrade our PaaS platform and AI-enabled technologies to support our business growth.

Other income, net

Other income, net consists of other non-operating income, net and financial expenses, net. Other non-operating income, net mainly consists of (i) additional deduction of VAT; and (ii) investment income, proceeds of interest from maturities of short-term investments. Financial expenses mainly consist of interest income and expense, bank charges and exchange gain or loss.

Results of Operations

For the years ended December 31, 2022 and 2023

The following tables set forth a summary of our consolidated results of operations, in absolute amount and as a percentage of our net revenues for the years ended December 31, 2022 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,					Variance
	2022		2023			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Total revenues	766,571	100.0	1,473,958	207,603	100.0	707,387	92.3
Cost of revenues	(551,373)	(71.9)	(1,055,406)	(148,651)	(71.6)	(504,033)	91.4
Gross profit	215,198	28.1	418,552	58,952	28.4	203,354	94.5
Operating expenses
Selling and marketing expenses	(55,974)	(7.3)	(84,917)	(11,960)	(5.8)	(28,943)	51.7
General and administrative expenses	(47,733)	(6.2)	(108,376)	(15,264)	(7.4)	(60,643)	127.0
Research and development expenses	(79,868)	(10.4)	(157,543)	(22,189)	(10.7)	(77,675)	97.3
Total operating expenses	(183,575)	(23.9)	(350,836)	(49,413)	(23.8)	(167,261)	91.1
Operating profit	31,623	4.2	67,716	9,539	4.6	36,093	114.1
Other income/(expenses)
Financial income/(expenses), net	63	-	(893)	(126)	(0.1)	(956)	(1,517.5)
Other income, net	4,130	0.5	3,478	490	0.2	(652)	(15.8)
Total other income, net	4,193	0.5	2,585	364	0.1	(1,608)	(38.3)
Income before income tax expense	35,816	4.7	70,301	9,903	4.7	34,485	96.3
Income tax benefit	595	0.1	7,880	1,110	0.5	7,285	1,224.4
Net income	36,411	4.8	78,181	11,013	5.2	41,770	114.7

Net revenues

Our net revenues increased by approximately RMB707.4 million, or 92.3%, from RMB766.6 million for the year ended December 31, 2022 to RMB1,474.0 million (US$207.6 million) for the year ended December 31, 2023, primarily attributable to a surge increase of net revenues from both outsourcing services and recruitment service. Our net revenues are presented net of business tax and surcharge. The following table sets forth a breakdown of our net revenues, each expressed in the absolute amount and as a percentage of our total net revenues, for the periods indicated:

	For the years ended December 31,					Variance
	2022		2023			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Net revenues:
Recruitment service	413,047	53.9	659,049	92,825	44.7	246,002	59.6
Outsourcing service	301,890	39.4	713,957	100,559	48.4	412,067	136.5
Others	51,634	6.7	100,952	14,219	6.9	49,318	95.5
Total revenues	766,571	100.0	1,473,958	207,603	100.0	707,387	92.3

Net revenues from recruitment services increased by approximately RMB246.0 million, or 59.6%, from RMB413.0 million for the year ended December 31, 2022 to RMB659.0 million (US$92.8 million) for the year ended December 31, 2023. The increase was primarily attributable to that the Chinese government lifted the control on Covid-19 and economy started to recover. The operation-suspended entities re-commenced their business and the accumulated labor needs during lock-down were released, leading to the increased net revenues. Industry such as accommodation and catering, leasing and business services experienced notable growth. The recovery of these industries required a substantial workforce, thereby increasing the demand for recruitment services.

Net revenues from outsourcing services increased by approximately RMB412.1 million, or 136.5%, from RMB301.9 million for the year ended December 31, 2022 to RMB714.0 million (US$100.6 million) for the year ended December 31, 2023. The increase was primarily driven by the increase of our corporate customers, which was attributable to (i) our continuing marketing efforts in business line expansion; (ii) the growing demands of corporate customers to develop IT system to optimize the business processes and reduce labor cost; and (iii) our diversified products can meet the needs of different customers.

Net revenues from other services increased by RMB49.3 million, or 95.5%, from RMB51.6 million for the year ended December 31, 2022 to RMB101.0 million (US$14.2 million) for the year ended December 31, 2023. The increase was mainly because of the business expansion on insurance data collection and promotion services.

Cost of revenues

Our cost of revenues increased by approximately RMB504.0 million, or 91.4%, from RMB551.4 million for the year ended December 31, 2022 to RMB1,055.4 million (US$148.7 million) for the year ended December 31, 2023, primarily attributable to the increase in cost related to recruitment services and outsourcing services as a result of our business growth. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the years ended December 31,					Variance
	2022		2023			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Cost of revenues:
Recruitment service	316,724	41.3	513,390	72,309	34.8	196,666	62.1
Outsourcing service	200,962	26.2	476,474	67,110	32.3	275,512	137.1
Others	33,687	4.4	65,542	9,232	4.5	31,855	94.6
Total cost of revenues	551,373	71.9	1,055,406	148,651	71.6	504,033	91.4

Cost related to recruitment services increased by approximately RMB196.7 million, or 62.1%, from RMB316.7 million for the year ended December 31, 2022 to RMB513.4 million (US$72.3 million) for the year ended December 31, 2023, primarily attributable to the increase in cost paid to flexible workers, talent scouts and other third-party services providers, generally in line with our revenue growth in recruitment services.

Cost related to outsourcing services increased by approximately RMB275.5 million, or 137.1%, from RMB201.0 million for the year ended December 31, 2022 to RMB476.5 million (US$67.1 million) for the year ended December 31, 2023, primarily attributable to the increase in cost paid to workers and third-party services providers engaged in the solution process, generally in line with our revenue growth in outsourcing services.

Cost related to other services increased by approximately RMB31.9 million, or 94.6%, from RMB33.7 million for the year ended December 31, 2022 to RMB65.5 million (US$9.2 million) for the year ended December 31, 2023, primarily attributable to the increase in cost paid to workers in preparation of expansion on insurance data collection and promotion services, generally in line with our revenue growth in other services.

Gross profits and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the years ended December 31,					Variance
	2022		2023			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Gross profits:
Recruitment service	96,323	23.3	145,659	20,516	22.1	49,336	51.2
Outsourcing service	100,928	33.4	237,483	33,449	33.3	136,555	135.3
Others	17,947	34.8	35,410	4,987	35.1	17,463	97.3
Total gross profits	215,198	28.1	418,552	58,952	28.4	203,354	94.5

As a result of the foregoing, we recorded a gross profit of RMB215.2 million and RMB418.6 million (US$59.0 million) for the years ended December 31, 2022 and 2023, respectively, representing gross profit margin of 28.1% and 28.4% in 2022 and 2023, respectively.

Operating expenses

Our operating expenses increased from RMB183.6 million for the year ended December 31, 2022 to RMB350.8 million (US$49.4 million) for the year ended December 31, 2023, representing a year-over-year increase of 91.1%, primarily due to the following:

General and administrative expenses

Our general and administrative expenses increased by 127.0% from RMB47.7 million for the year ended December 31, 2022 to RMB108.4 million (US$15.3 million) for the year ended December 31, 2023, which was primarily attributable to an increase of RMB60.1 million (US$8.5 million) in Certified Career Resources Planner Certificate user support operation expenses as the user number increased and more experts from various industries were invited to maintain activity level of users; offset by an increase in productivity of operations resulting in a decrease of RMB7.9 million (US$1.1 million) in professional service fee.

Research and development expenses

Our research and development expenses increased by 97.3% from RMB79.9 million for the year ended December 31, 2022 to RMB157.5 million (US$22.2 million) for the year ended December 31, 2023, which was primarily attributable to (i) an increase of RMB74.0 million (US$10.4 million) in technologies services expenses resulting from the continuous investments in AI-enabled technologies including Generative Pre-trained Transformer (GPT) and related artificial intelligence generated content technologies (AIGC), and investments in our proprietary platforms, Star Career and Columbus, which gave us a cutting edge in business expansion and market competition; and (ii) a total increase of RMB3.4 million (US$0.5 million) in other expenses related to research and development functions.

Selling and marketing expenses

Our selling and marketing expenses increased by 51.7% from RMB56.0 million for the year ended December 31, 2022 to RMB84.9 million (US$12.0 million) for the year ended December 31, 2023, as a result of continuous investment in brand promotion of our proprietary platforms, Star Career and Columbus for promotion activities that directly contribute to new user growth and acquisition of customer leads.

Other income, net

Total other income, net decreased by 38.3% from RMB4.2 million for the year ended December 31, 2022 to RMB 2.6 million (US$0.4 million) for the year ended December 31, 2023.

Our other non-operating income, net increased from approximately RMB4.1 million for the year ended December 31, 2022 to approximately RMB3.5 million (US$0.5 million) for the year ended December 31, 2023, which was primarily attributable to the increased additional VAT deduction.

Financial expenses mainly consist of interest income and expense, bank charges and exchange gain or loss. Our financial expenses, changed from RMB62,777 for the year ended December 31, 2022 to financial income of RMB0.9 million (US$0.1 million) for the year ended December 31, 2023 primarily due to the increased bank interest expenses.

Income taxes

Our income tax benefits were RMB0.6 million and RMB7.9 million (US$1.1 million) for the years ended December 31, 2022 and 2022, respectively. This increase was primarily attributable to the increase of recognized of deferred tax assets for net operating loss carry forward due to the additional deduction of research and development expenses.

Net income

As a result of the foregoing, our net income increased by RMB41.8 million, from RMB36.4 million for the year ended December 31, 2022 to RMB78.2 million (US$11.0 million) for the year ended December 31, 2023.

For the years ended December 31, 2021 and 2022

The following tables set forth a summary of our consolidated results of operations, in absolute amount and as a percentage of our net revenues for the years ended December 31, 2021 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,					Variance
	2021		2022			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Total revenues	652,245	100.0	766,571	107,969	100.0	114,326	17.5
Cost of revenues	(473,153)	(72.5)	(551,373)	(77,659)	(71.9)	(78,220)	16.5

Gross profit	179,092	27.5	215,198	30,310	28.1	36,106	20.2

Operating expenses
Selling and marketing expenses	(33,304)	(5.1)	(55,974)	(7,884)	(7.3)	(22,670)	68.1
General and administrative expenses	(38,428)	(5.9)	(47,733)	(6,723)	(6.2)	(9,305)	24.2
Research and development expenses	(70,246)	(10.8)	(79,868)	(11,249)	(10.4)	(9,622)	13.7

Total operating expenses	(141,978)	(21.8)	(183,575)	(25,856)	(23.9)	(41,597)	29.3

Operating profit	37,114	5.7	31,623	4,454	4.2	(5,491)	(14.8)

Other (expenses) income
Financial (expenses) income, net	(68)	—	63	9	—	131	(192.6)
Other income, net	2,514	0.4	4,130	582	0.5	1,616	64.3

Total other income, net	2,446	0.4	4,193	591	0.5	1,747	71.4

Income before income tax benefit	39,560	6.1	35,816	5,045	4.7	(3,744)	(9.5)
Income tax benefit	243	—	595	84	0.1	352	144.9

Net income	39,803	6.1	36,411	5,129	4.8	(3,392)	(8.5)

Net revenues

Our net revenues increased by approximately RMB114.3 million, or 17.5%, from RMB652.2 million for the year ended December 31, 2021 to RMB766.6 million for the year ended December 31, 2022, primarily attributable to a surge increase of net revenues from outsourcing services. Our net revenues are presented net of business tax and surcharge. The following table sets forth a breakdown of our net revenues, each expressed in the absolute amount and as a percentage of our total net revenues, for the periods indicated:

	For the years ended December 31,					Variance
	2021		2022			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Net revenues:
Recruitment service	497,486	76.3	413,047	58,176	53.9	(84,439)	(17.0)
Outsourcing service	113,774	17.4	301,890	42,520	39.4	188,116	165.3
Others	40,985	6.3	51,634	7,273	6.7	10,649	26.0

Total revenues	652,245	100.0	766,571	107,969	100.0	114,326	17.5

Net revenues from recruitment services decreased by approximately RMB84.4 million, or 17.0%, from RMB497.5 million for the year ended December 31, 2021 to RMB413.0 million for the year ended December 31, 2022. The decrease was primarily attributable to that (i) since the beginning of 2022, a few waves of COVID-19 outbreaks have emerged in various regions of China, and varying levels of travel restrictions and lock-down policies were reinstated, especially in first-tier cities like Beijing and Shanghai, where our target customers located. These restrictions and policies hindered the proceeding of recruitment process of many corporates, and thus adversely affected our recruitment operations in 2022; (ii) in-service group’s intention of career change had shown a declined trend over 2022, due to a lack of job opportunities in the overall downward macroeconomic environment impacted by COVID-19 pandemic and other global events.

Net revenues from outsourcing services increased by approximately RMB188.1 million, or 165.3%, from RMB113.8 million for the year ended December 31, 2021 to RMB301.9 million for the year ended December 31, 2022. The increase was primarily driven by the increase of our corporate customers, which was attributable to (i) our marketing efforts in business line expansion; and (ii) the growing demands of corporate customers to develop IT system to optimize the business processes and reduce labor cost.

Net revenues from other services increased by RMB10.6 million, or 26.0%, from RMB41.0 million for the year ended December 31, 2021 to RMB51.6 million for the year ended December 31, 2022. We launched technology information services and training services in August 2021, and continuously tapped into different geographic markets in China to diversify our offerings for corporate customers in the human capital management process.

Cost of revenues

Our cost of revenues increased by approximately RMB78.2 million, or 16.5%, from RMB473.2 million for the year ended December 31, 2021 to RMB551.4 million for the year ended December 31, 2022, primarily attributable to the increase in cost related to outsourcing services and other services as a result of our business growth. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total cost of revenues, for the periods indicated.

	For the years ended December 31,					Variance
	2021		2022			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Cost of revenues:
Recruitment service	373,206	78.8	316,724	44,609	57.5	(56,482)	(15.1)
Outsourcing service	74,561	15.8	200,962	28,305	36.4	126,401	169.5
Others	25,386	5.4	33,687	4,745	6.1	8,301	32.7

Total cost of revenues	473,153	100.0	551,373	77,659	100.0	78,220	16.5

Cost related to recruitment services decreased by approximately RMB56.5 million, or 15.1%, from RMB373.2 million for the year ended December 31, 2021 to RMB316.7 million for the year ended December 31, 2022, primarily attributable to the decrease in cost paid to flexible workers, talent scouts and other third-party services providers, generally in line with our revenue decrease in recruitment services due to travel restrictions and lock-down policies in response to COVID-19 outbreaks.

Cost related to outsourcing services and other services increased by approximately RMB134.7 million, or 134.8%, from RMB99.9 million for the year ended December 31, 2021 to RMB234.6 million for the year ended December 31, 2022, primarily attributable to the increase in cost paid to workers and third-party services providers engaged in the solution process, generally in line with our revenue growth in outsourcing services and other services.

Gross profits and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of the total gross profit for the periods indicated.

	For the years ended December 31,					Variance
	2021		2022			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Gross profits:
Recruitment service	124,280	25.0	96,323	13,567	23.3	(27,957)	(22.5)
Outsourcing service	39,213	34.5	100,928	14,215	33.4	61,715	157.4
Others	15,599	38.1	17,947	2,528	34.8	2,348	15.1

Total gross profits	179,092	27.5	215,198	30,310	28.1	36,106	20.2

As a result of the foregoing, we recorded a gross profit of RMB179.1 million and RMB215.2 million for the years ended December 31, 2021 and 2022, respectively, representing gross profit margin of 27.5% and 28.1% in 2021 and 2022, respectively.

Operating expenses

Our operating expenses increased from RMB142.0 million for the year ended December 31, 2021 to RMB183.6 million for the year ended December 31, 2022, representing a year-over-year increase of 29.3%, primarily due to the following:

General and administrative expenses

Our general and administrative expenses increased by 24.2% from RMB38.4 million for the year ended December 31, 2021 to RMB47.7 million for the year ended December 31, 2022, which was primarily attributable to (i) an increase of RMB8.0 million in professional service fees; (ii) an increase of RMB2.5 million in user support operation expenses; and (iii) an increase of RMB4.2 million in other general and administrative expenses as a result of business expansion; offset by a decrease of RMB5.2 million in credit impairment losses due to effective receivables collection.

Research and development expenses

Our research and development expenses increased by 13.7% from RMB70.2 million for the year ended December 31, 2021 to RMB79.9 million for the year ended December 31, 2022, which was primarily attributable to (i) an increase of RMB7.4 million in technologies services expenses resulting from the continuous investment in our proprietary platforms, Star Career and Columbus, and AI-enabled technologies which gave us cutting edge in business expansion and market competition; and (ii) a total increase of RMB2.0 million in other expenses related to research and development functions.

Selling and marketing expenses

Our selling and marketing expenses increased by 68.1% from RMB33.3 million for the year ended December 31, 2021 to RMB56.0 million for the year ended December 31, 2022, as a result of continuous investment in brand promotion of our proprietary platforms, Star Career and Columbus for promotion activities that directly contribute to new user growth and acquisition of customer leads.

Other income, net

Total other income, net increased by 71.4% from RMB2.4 million for the year ended December 31, 2021 to RMB4.2 million for the year ended December 31, 2022.

Our other non-operating income, net increased from approximately RMB2.5 million for the year ended December 31, 2021 to approximately RMB4.1 million for the year ended December 31, 2022, which was primarily attributable to the increased additional VAT deduction.

Financial expenses mainly consist of interest income and expense, bank charges and exchange gain or loss. Our financial expenses, changed from RMB68,210 for the year ended December 31, 2021 to financial income of RMB62,777 for the year ended December 31, 2022 primarily due to the increased exchange loss.

Income taxes

Our income tax benefits were RMB0.2 million and RMB0.6 million for the years ended December 31, 2021 and 2022, respectively. This increase was primarily attributable to the increase of recognized of deferred tax assets for net operating loss carry forward due to the additional deduction of research and development expenses.

Net income

As a result of the foregoing, our net income decreased by RMB3.4 million, from RMB39.8 million for the year ended December 31, 2021 to RMB36.4 million for the year ended December 31, 2022.

B.	Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt financings and capital contributions from our existing shareholders.

We had cash and cash equivalents of RMB48.5 million and RMB30.1 million (US$4.2 million), and restricted cash of RMB0.8 million and RMB0.1 million (US$14) as of December 31, 2022 and 2023, respectively. Our working capital was approximately RMB136.1 million (US$19.2 million) as of December 31, 2023. The cash and cash equivalents and restricted cash disaggregated by currency denomination are as follows:

	As of December 31, 2022		As of December 31, 2023
	Amount	RMB equivalent	Amount	RMB equivalent
	(In thousands)
Cash, cash equivalents and restricted cash:
RMB	48,312	48,312	30,014	30,014
USD	-	-	-	2
HKD	181	161	118	107
Restricted cash:
USD	-	-	14	100
RMB	841	841	-	-
Total		49,314		30,223

We believe our current working capital is sufficient to support our operations for the next twelve months. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending in research and development, our efforts to strengthen our service abilities, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Hong Kong. However, as of the date of this annual report, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we do not anticipate declaring or paying any dividends in the foreseeable future, as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations.

To utilize the proceeds, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE, or its local branches, or banks. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company, based on its discretionary application, is either the difference between the amount of total investment and the amount of registered capital or three times of the amount of the net assets of such foreign- invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We are able to use all of the net proceeds from this offering for investment in our PRC operations by funding our PRC subsidiary through capital contributions, which is not subject to any statutory limit on the amount under PRC laws and regulations. See “Regulations — Regulations Relating to Foreign Exchange.” We expect approximately 20% of the net proceeds from this offering to be used to fund operations of our offshore subsidiaries and 80% of the net proceeds to be used to fund operations of our subsidiaries in the PRC in the form of RMB. Therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

For the years ended December 31, 2021, 2022 and 2023

	For the years ended December 31,				Variances
	2021	2022	2023		Amount	Percentage
	RMB	RMB	RMB	US$	RMB	%
	(In thousands, except for percentages)
Net cash provided by/ (used in) operating activities	60,625	(15,120)	(36,408)	(5,128)	(21,288)	140.8
Net cash (used in)/ provided by investing activities	(47,849)	16,819	(12,097)	(1,703)	(28,916)	(171.9)
Net cash provided by financing activities	26,500	3,418	29,422	4,143	26,004	760.8
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(81)	148	(8)	(1)	(156)	(105.4)
Net increase/(decrease) in cash, cash equivalents and restricted cash:	39,195	5,265	(19,091)	(2,689)	(24,356)	(462.6)
Cash, cash equivalents and restricted cash at the beginning of year	4,854	44,049	49,314	6,946	5,265	12.0
Cash, cash equivalents and restricted cash at the end of year	44,049	49,314	30,223	4,257	(19,091)	(38.7)

Operating activities

For the year ended December 31, 2023, our net cash used in operating activities was RMB36.4 million (US$5.1 million), which was primarily attributable to (i) net income of RMB78.2 million (US$11.0 million), adjusted for depreciation of software and equipment of RMB4.3 million (US$0.6 million), provision for credit losses of RMB11.7 million (US$1.7 million), and amortization of right-of-use assets of RMB0.7 million (US$0.1 million); (ii) a net increase of advance to supplier of RMB125.4 million (US$17.7 million), and decrease of accounts payable of RMB51.8 million (US$7.3 million), due to the increase of prepayment for technology outsourcing service, recruitment service and brand promotion as market demand recovery; (iii) a decrease in contract liabilities of RMB11.2 million (US$1.6 million) due to less recognition of contract obligation with advance payments; (iv) an increase in deferred tax assets, net of RMB7.9 million (US$1.1 million) as we expanded R&D investment for new products; offset by a decrease of accounts receivable of RMB63.7million (US$9.0 million) due to collection from customers.

For the year ended December 31, 2022, our net cash used in operating activities was RMB15.1 million, which was primarily attributable to (i) net income of RMB36.4 million, adjusted for depreciation of software and equipment of RMB3.3 million, and amortization of right-of-use assets of RMB0.6 million; (ii) a net decrease of advance to supplier of RMB4.5 million, net of the decrease of accounts payable, due to the decrease of prepayment for technology outsourcing service, recruitment service and brand promotion, and timely payment for accounts payable, offset by (i) an increase of accounts receivable of RMB44.9 million due to continuously increased corporate customers as a result of business expansion and higher penetration in market; (ii) a decrease of contract liabilities of RMB9.8 million due to less recognition of contract obligation with advance payments; and (iii) a decrease of accrued expenses and other current liabilities of RMB2.3 million due to timely repayment.

For the year ended December 31, 2021, our net cash provided by operating activities was RMB60.6 million, which was primarily attributable to (i) net income of RMB39.8 million, adjusted for depreciation of software and equipment of RMB1.5 million, and provision for doubtful accounts of RMB5.3 million; (ii) an increase of contract liabilities of RMB34.4 million, partially offset by an increase of accounts receivable of RMB22.9 million due to continuously increased corporate customers as a result of business expansion and higher penetration in market; and (iii) an increase of accounts payable of RMB60.1 million, offset by an increase of advance to suppliers of RMB59.6 million due to the increased service procurement from flexible workers, talent scouts and third-party service providers, as well as increased expenses in platform development and AI-enabled technologies.

Investing activities

For the year ended December 31, 2023, our net cash used in investing activities was RMB12.1 million (US$1.7 million), which was primarily attributable to purchase of software and equipment of RMB12.1 million (US$1.7 million).

For the year ended December 31, 2022, our net cash provided by investing activities was RMB16.8 million, which was primarily attributable to sales of short-term investments of RMB82.3 million, offset by (i) purchases of short-term investment of RMB52.2 million and (ii) purchase of software and equipment of RMB13.7 million.

For the year ended December 31, 2021, our net cash used in investing activities was RMB47.8 million, which was primarily attributable to (i) purchase of software and equipment of RMB24.1 million; and (ii) sales of short-term investments of RMB26.8 million and purchases of short-term investment of RMB50.6 million.

Financing activities

For the year ended December 31, 2023, our net cash provided by financing activities was RMB29.4 million (US$4.1 million), which was primarily attributable to proceeds from proceeds from short-term borrowings of RMB63.3 million (US$8.9 million), and offset by repayments of short-term borrowings of RMB29.8 million (US$4.2 million), and payment for deferred offering cost of RMB4.0 million (US$0.6 million).

For the year ended December 31, 2022, our net cash provided by financing activities was RMB3.4 million, which was primarily attributable to proceeds from proceeds from short-term borrowings of RMB9.1 million, repayments of short-term borrowings of RMB3.1 million, and payment for deferred offering cost of RMB2.5 million.

For the year ended December 31, 2021, our net cash provided by financing activities was RMB26.5 million, which was primarily attributable to proceeds from issuance of preferred shares issued by our operating subsidiary in the PRC, Lucas Group China Limited, of RMB26.5 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatening against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

We made capital expenditures of RMB24.1 million, RMB13.7 million and RMB12.1 million (US$1.7 million) for the years ended December 31, 2021,2022 and 2023, respectively. Our capital expenditures consisted primarily of expenditures related to software and equipment to support our platform-based operation. We plan to fund our future capital expenditures with our existing cash balance and proceeds from the Initial Public Offering. We will continue to make capital expenditures to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

	Payments due by period
	Total	Within one year	Within 1-3 years	Total	Within one year	Within 1-3 years
	(In RMB thousands)			(In USD thousands)
Bank borrowings	39,381	39,381	-	5,547	5,547	-
Operating lease payment	191	191	-	27	27
Total	39,572	39,572	-	5,574	5,574	-

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Holding Company Structure

Lucas GC Limited, a Cayman Islands exempted company, is our holding company and has no material operations of its own. We conduct a substantial majority of our operations through our operating subsidiaries in China. As a result, our ability to pay dividends depends largely upon dividends paid by our subsidiaries including our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside 10% of its after-tax profits each year, if any, to fund certain statutory reserves funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary common reserve at their discretion. The statutory reserves funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserves funds. None of our subsidiaries has made any dividend payment or distribution to the holding company as of the date this annual report, and they have no plans to make any distribution or dividend payment to the holding company in the near future.

In utilizing the proceeds of Initial Public Offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as “foreign-invested enterprises” under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary registration with competent governmental authorities in the PRC.

We may be unable to use these proceeds to grow our business until our PRC subsidiaries receive such proceeds in the PRC. Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. Any foreign loans procured by our PRC subsidiaries is required to be registered with SAFE or its local branches or satisfy relevant requirements, and our PRC subsidiaries may not procure loans which exceed the difference between their respective total investment amount and registered capital (for a foreign-invested company) or three times (which may be varied year by year due to the change of PRC’s national macro-control policy) of the net assets of our PRC subsidiary. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with State Administration for Market Regulation in its local branches, and registration with a local bank authorized by SAFE.

To remit the proceeds of the offering, we must take the steps legally required under the PRC laws, for example, we will open a special foreign exchange account for capital account transactions, remit the offering proceeds into such special foreign exchange account and apply for settlement of the foreign exchange. The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our ordinary shares.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023, were an increase of 1.5%, 1.8% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Taxation

Cayman Islands

We are a company incorporated in the Cayman Islands and conduct our primary business operations through the subsidiaries in the PRC. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our subsidiary, Lucas Star Holding Limited is incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries in the PRC. Under the current laws of the British Virgin Islands, Lucas Star Holding Limited is not subject to tax on income or capital gains. Additionally, upon payments of dividends to our shareholders, no BVI withholding tax will be imposed.

Hong Kong

Our subsidiaries, Lucas GC Limited (HK) is incorporated in Hong Kong and is subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first two million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. Additionally, upon payments of dividends to our shareholders, no HK withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. For the Group’s subsidiaries, Lucas China obtained the high-tech certificate in December 2020 and November 2023, and enjoyed a preferential income tax rate at 15% from 2020 to 2025. Luogaoshi Technology (Beijing) Co., Ltd. obtained the high-tech certificate in December 2021, and enjoyed a preferential income tax rate at 15% from 2021 to 2023.

From January 1, 2021 to December 31, 2021, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 50% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Profit Enterprises”.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for doubtful accounts for accounts receivable; (ii) useful lives of software; (iii) valuation allowance of deferred tax assets, and (iv) valuation of redeemable preferred shares of non-controlling interest.

Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for doubtful accounts. Accounts receivable are recognized in the period when we have provided services to customers and we have an unconditional right to consideration. We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our estimation of allowance for doubtful accounts considers factors such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to RMB617 recognized as of January 1, 2023.

We recognized RMB5.3 million, RMB0.1 million and RMB11.5 million (US$1.6 million) credit losses for accounts receivable for the years ended December 31, 2021, 2022 and 2023. A 10% increase in our credit losses would have decreased our net income before tax by 1.3%, 0.0% and 1.5% for the years ended December 31, 2021, 2022 and 2023, respectively.

Revenue recognition

We recognize revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, we should recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to we expect to receive in exchange for those services, reduced by value added tax. Net revenues are presented net of business tax and surcharges. The following five steps are applied to achieve the core principle of this standard:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Recruitment services

Recruitment services consist of flexible employment recruitment services and permanent employment recruitment services.

Flexible employment recruitment services

We enter into contracts with corporate customers to provide flexible employment recruitment services, arranging flexible workers with corresponding abilities and qualifications on demand to fulfill corporate customers’ various operation needs. We identify only one performance obligation in flexible employment recruitment services as the contract comprises of a series of distinct services that are substantially the same and have the same pattern of transfer to the corporate customers, which is to provide flexible workers in accordance with the demand orders.

The contract consideration is determined by the days flexible workers have worked times their workday pay rate. Revenue from flexible employment services is recognized over time as the customers can simultaneously receive and consume the benefits in the period the flexible workers provide the service.

The contract payment is not subject to any variable consideration, refund, cancellation, or termination provision. Customers generally make the payment within one or two months after the monthly reconciliation of service considerations with us.

Permanent employment recruitment services

We enter into contracts with corporate customers to provide permanent employment services. We identify one performance obligation in permanent employment services, which is to place a qualified and acceptable employee in accordance with customer specifications. The probation period of the candidate is typically three months, a period for the customer to evaluate and confirm the acceptance of candidate replacement. During the probation period, the customer is entitled to request candidate replacement if dissatisfaction of the performance of candidate cannot be resolved after all means implemented, and we also keep close track of the performance of the candidate to see if they meet the customer’s defined standard, and deals with the customer’s feedback or complaint about the performance of candidate. Upon the completion of the probation period, the customer accepts the qualified candidate and we have fulfilled our obligation of permanent candidate placement. Hence, revenue from permanent employment services is recognized at a point of time when the candidate passes the probation period.

The contract consideration is based on a fixed percentage of the candidate’s pretax annual income agreed upon with the customers in advance. Customers generally consider the candidates for the full probation period, and we are not entitled to any consideration for the services provided until the candidates pass the probation period. Except for this, the contract payment is not subject to any variable consideration, refund, cancellation, or termination provision. Customers generally make the payment within one or two months after the completion of candidates’ probation period and acceptance of billing from us.

Outsourcing services

We enter into contracts with corporate customers to provide outsourcing services, mostly IT-related services, including construction of IT system, development of module or software with specific functions. Although third- party services providers will be involved in the solution process, we still take on primary responsibility to coordinate project schedule, check the quality of deliverables, conduct quality testing and handle feedback and complaints from corporate customers. We identify only one performance obligation with a fix total consideration to deliver the IT project with functions under the agreed-upon specifications with customers. Customers cannot control the IT projects in progress as the IT projects are not developed in the customers’ location or IT environment, and before the successful completion of the IT projects, customers cannot simultaneously receive or consume the benefits provided by our service, because the IT projects in progress are only dispersed computer codes, which neither provide any function for the customer, nor are delivered to customers until the successful completion.

Customers generally make the payment within one or two months upon the successful delivery of IT projects and acceptance. We do not have an enforcement right to payment for services provided to date if the projects eventually fail. Except for this, the contract payment is not subject to any variable consideration, refund, cancellation, or termination provision.

We recognize revenue at a point in time when the outsourcing services, mostly IT projects, are successfully completed, delivered and accepted by customers.

Other services

We also provide information technology services to corporate customers and training services to platform users. Information technology services include data collection and analysis, marketing channel optimization and other information technology services altogether that could contribute to customers’ business development. Training services are mainly to provide training courses and career-related certification programs for platform users to help them realize professional developments. We identify only one performance obligation to provide those services and recognize revenue over time based on the amount of a fixed total price, or a fixed unit price times key performance indicators or hours charged.

The contract payment is not subject to any variable consideration, refund, cancellation, or termination provision. Customers generally make the payment within one or two months after monthly reconciliation of service considerations with us.

Principal versus agent considerations

For all the services provided, we consider ourselves the principal and recognizes revenue on a gross basis as we control the services through the following key considerations:

●	We reserve the right to accept or reject the contracts or orders with the customers without involvement of the third parties, and direct the selected third-parties to provide services to the customers on our behalf. There is no direct cooperation relationship between third parties and the customers. We assume responsibility for receiving and resolving the complaints over the quality of the services. If the third-party service providers fail to deliver their work and thus affect our performance obligation to the corporate customers, we should bear the loss of the corporate customers for breach of contract on our own, and then independently claim for compensation from third-party service providers for its loss.

●	We have discretion in setting up the price. The involved third parties are entitled to a fixed service fee agreed upon in advance irrespective of the consideration we collect from the customers.

●	We bear the credit risk as we pay the consideration due to third-parties irrespective of whether the customers have paid the service consideration to us.

Useful lives of software

Our software consists of external purchased technology attached to our proprietary platforms, Columbus and Star Career. We apply judgments in determining the useful lives of the software, considering technology and competition of the software pursuant to ASC 350-40-35-5. On an ongoing basis, we assess if the estimated remaining useful lives of software continue to be reasonable based on the remaining expected benefit and usage. If the remaining useful lives of software are revised, it is accounted for as a change in estimate and the remaining unamortized cost of the underlying asset is amortized prospectively over the updated remaining useful life.

Valuation allowance of deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

As of December 31, 2021, 2022 and 2023, we recognized valuation allowance of deferred tax assets of RMB1.7 million, RMB3.4 million and RMB3.0 million (US$0.4 million), respectively.

Valuation of redeemable preferred shares of non-controlling interest

From year 2018 to 2021, Lucas Group China Limited, the operating subsidiary of the Group in the PRC, issued a series of shares to investors. Share purchase agreement in 2021 (“2021 SPA”) modified the redemption rights and corresponding calculation formula of redemption value, clarified the dividend rights to different investors under share purchase agreement in 2020 (“2020 SPA”), See Note 10 “Redeemable preferred shares of non-controlling interest” to the consolidated financial statements for more details. We estimate the fair value of redeemable preferred shares of non- controlling interest immediately before and after the amendment under 2021 SPA to determine whether the amendment constituted a modification or an extinguishment. We made the valuation of fair value of redeemable preferred shares of non-controlling interest with the assistance from an independent third-party valuation firm. The fair value valuation of the redeemable preferred shares of non-controlling interest was conducted in accordance with the guidance provided by the American Institute of Certified Public Accountants – Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

To estimate the fair value of the redeemable preferred shares of non-controlling interest immediately before and after the amendment under 2021 SPA, we firstly derived the total equity value of Lucas Group China Limited using market approach. The market approach, specifically the Backsolve Method, is adopted when preferred share transactions with unrelated parties occurred close to the valuation dates.

We then derived the value of each class of shares (including the ordinary shares and redeemable preferred shares) by allocating equity value to each class of shares under a hybrid framework which includes a probability weighted option pricing model (OPM) and an analysis assuming an IPO as a possible future event, we considered the following different scenarios under this hybrid framework: (1) liquidation scenario, (2) redemption scenario and (3) IPO conversion scenario. Under the liquidation and redemption scenarios, since holders of redeemable preferred shares would have priority over ordinary shares or receive a redemption amount, respectively, the Option Pricing Method was used to allocate equity value.

Option Pricing Method treats the preferred and ordinary shares as call options with distinct claims on Lucas Group China Limited’s total equity value on liquidation preference or redemption amount of the preferred shares. The option’s exercise price is based on a comparison with the total equity value, which is determined based on the liquidation preference or redemption amount under the applicable scenario. The characteristics of each class of shares, including the redemption provision and any liquidation preference of the preferred shares, determine the class of share’s claim on the equity value. Black-Scholes model was used to price the call option. After deriving the values of the preferred and ordinary shares under each of the scenarios, by the method described above, probabilities of each scenario were applied to arrive at the probability weighted value of each class of shares.

After deriving the values of the preferred and ordinary shares under each of the scenarios, by the method described above, probabilities of each scenario were applied to arrive at the probability weighted value of each class of shares.

The option-pricing method was used to allocate equity value of Lucas Group China Limited to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. The volatility used in calculating the fair value of preferred and ordinary shares was determined with reference to the volatility of a set of comparable companies.

Pursuant to valuation report, the change of fair value of redeemable preferred shares of non-controlling interest immediately before and after the amendment was less than 10%. Therefore, the amendment under 2021 SPA should be accounted for as a modification, and the difference between the fair value of redeemable preferred shares of non-controlling interest immediately before and after the modification should be recognized as reduction of accumulated deficit as a deemed dividend.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Room 5A01, 4th Floor, Air China Building, Xiaoyun Road, Sanyuanqiao, Chaoyang District, Beijing 100027, China.

Directors and Executive Officers	Age	Position
Howard Lee	55	Founder, Chairman of the Board and CEO
Brian Lin	40	CFO
Harry Tang	40	CTO
Wang-chan Wong	69	Director
Jeremy Wegerer	53	Independent Director
Stanley Ho	56	Independent Director
Michael Carter	78	Independent Director

Mr. Howard Lee has been our chairman of the board of directors since 2022. He is also our chairman of the board of directors and chief executive officer. From 2016 to present, he has been the CEO in our operating subsidiary in China, Lucas Group China Limited. From 2010 to 2016, Mr. Lee worked at Western Digital Corporation, most lately as the vice president of corporate development. From 2008 to 2010, Mr. Lee worked at Sun Microsystems Inc. as the general manager of Asian operations of its SUN Equity Partners Program. From 2003 to 2005, Mr. Lee worked for Alcatel Corporation as the general manager of APAC enterprise data business unit and CEO of one of its joint ventures in China, and prior to expatriating to Asia, Mr. Lee worked in the U.S. for Alcatel Corporation as Director of Strategy from 2000 to 2002 and in Xylan Corporation (acquired by Alcatel) as Financial Planning Manager from 1997 to 2000. Mr. Lee holds ten U.S. patents and six Chinese patents, all in the areas of Artificial Intelligence, Data Analytics and Blockchain. Mr. Lee is also a Chartered Financial Analyst, or CFA, charter holder and received his charter in 2000. Mr. Lee received a bachelor’s degree in Chemical Engineering (Systems Process Engineering) in 1991 and a master’s degree in Civil Engineering (Environmental Modeling and Systems) in 1993, both from the University of California at Los Angeles (UCLA), and a master’s degree in Engineering and Management (Strategy in High Tech Companies) in 1995 from Stanford University.

Mr. Brian Lin has served as our Chief Financial Officer since March 2024. Mr. Lin is a certified public accountant in China with rich financial and accounting experiences and has served as our head of finance in Lucas Group China Limited since 2022. Prior to joining us, Mr. Lin was a financial director at G7 Networks Limited from 2021 to 2022, a leading SaaS company using internet of things technology in the road freight industry. From 2018 to 2021, Mr. Lin served as the vice president at Pure International Cultural Development (Beijing) Co., Ltd. From 2016 to 2018, he served as the financial director of Beijing Time Limited, a company that is a recommendation system product based on data mining that recommends valuable, personalized information to users in China. From 2015 to 2016, he worked as the financial director of Beijing RTMAP Technology Co., Ltd., a company that providing technology for indoor positioning and navigation for shopping malls and airports. From 2011 to 2015, Mr. Lin worked as the CFO and general manager of the strategic investment department of HNA Culture Holding Group Co., LTD, a company that has been developing in the fields of airport and aviation media business. He also worked in PricewaterhouseCoopers Zhong Tian LLP as a junior auditor and later promoted to senior auditor and auditor manager from 2004 to 2011. Mr. Lin is familiar with SaaS business, media and social technology and has deep involvement of various kinds of investment and financing mergers and acquisitions. He has been a member of Chinese Institute of Certified Public Accountant since 2010. Mr. Lin received a bachelor’s degree in Accounting from Renmin University of China in 2004.

Mr. Harry Tang has served as our Chief Technology Officer since March 2024. Mr. Tang has served as our head of research and development in Lucas Group China Limited since 2022. Before joining us, Mr. Tang has approximately 17 years of management experience in the research and development section of the Internet industry. From 2013 to 2022, Mr. Tang was the director of the research and development department and senior architect of Beijing Facishare Technology Co., Ltd., a company that provides PaaS based Mobile CRM Software and Services. From 2006 to 2013, he worked as the senior research and development manager and senior engineer in Feinno Communication Tech Co., Ltd, in charge of developing Fetion, an instant message service product developed by the company. Mr. Tang received a bachelor’s degree in Information Technology at Beijing University of Aeronautics and Astronautics in 2005.

Dr. Wang-chan Wong has served as our director since March 2024. Dr. Wang-chan Wong has been serving as the IP consultant to Lucas GC Limited (HK) since August 2020. He has also served as the founder, ex-CEO, chairman, and director of KBQuest Group, a global IT service provider with offices in Hong Kong, Shanghai and the U.S. He was a technical advisor to Pacific Software Inc., a Canadian company listed on OTC, focusing on Blockchain-as-a-Service platform to support international trade, and Wearable Health Solutions, another OTC listed company focusing on healthcare wearable devices and monitoring services. He was an advisor to California Institute of Food and Agricultural Research at the University of California Davis from 2014 to 2019. He served as an Executive Director of Asia Commercial Holdings, a public company listed in the Hong Kong Stock Exchange from 2001 to 2005. He also served on the board of ACT 360, a public company listed in the TSX Venture Toronto from 2005 to 2012. Dr. Wong is a tenured professor of computer science and a tenured professor of information systems at California State University with over 35 years of teaching and academic research in Computer Science and in Information Systems. He has published 45 papers in prestigious journals and presented many of them in international conferences. He holds 11 U.S. patents and six Chinese patents. Dr. Wong received his bachelor’s degree of Business Administration (with honor) from the Chinese University of Hong Kong, and his master’s degree in Business and master’s degree in Computer Science and Ph.D. in Computer Science from University of California at Irvine.

Mr. Jeremy Wegerer has been our independent director since 2022. Mr. Wegerer is a certified public account with more than ten years of financial accounting experience in China and the U.S. Before joining us, Mr. Wegerer spent 15 years working as a pioneer in digital education and PaaS industry. Since 2007, he has been serving as the managing director in Greater China operations of Reallyenglish, a certified digital education publisher providing English training courseware and services in the cloud to markets worldwide. From 2006 to 2007, he also worked as the business development director in Bleum Software Development Corp., which is a certified provider of software services specializing in dedicated offshore development centers. From 2002 to 2003, Mr. Wegerer worked as the vice president on China operations in KBQuest Group, Inc, a U.S. based IT service provider. He also worked as the director of the product development from 2000 to 2001 and deputy general manager from 2000 to 2000 of Tianjin branch, respectively, in Meetworldtrade, a leading online B2B trading company based in Shanghai. He served as an accountant in Copyright, Inc. from 1995 to 1997, an accounting analyst in Tran Union from 1994 to 1995, and a senior accountant in PSI, Inc. from 1992 to 1994. Mr. Wegerer has also been actively involved in charitable activities with a focus on public health and education. Mr. Wegerer received a bachelor’s degree in Accounting at Northern Illinois University in 1992. Mr. Wegerer also received a master’s degree in Classical Chinese Literature at University of Colorado at Boulder in 2006.

Mr. Stanley Ho has served as our independent director since March 2024. Mr. Ho has served as the vice president of Nextech Electronics Ltd. from 2010 to present. Prior to joining Nextech, he has served as a director of channel operation in Netprinciples Software from 2001 to 2009 and as a business development manager in Digital Ventures Asia from 1999 to 2001. From 1994 to 1999, Mr. Ho served as a sales engineer in Skynet Electronics. He received his master’s degree in Civil Engineering in 1993 from University of California, Los Angeles and his bachelor’s degree in Civil Engineering in 1991 from University of California, Irvine.

Dr. Michael Carter has served as our independent director since March 2024. Dr. Carter has decades of experience in designing and developing learning solutions based on emerging technologies, particularly those involving games. He directed education research in Apple’s advanced technology group, produced Oxford, Stanford and Yale’s online offerings to their alumni, and edited and published research on digital media and learning with the MIT Press. Dr. Carter has designed and produced learning games about ecology, conservation, and endangered species and a complete online developmental mathematics curriculum for the Hewlett and Gates Foundations. He led the design of games for victims of traumatic brain injury for the Program in Rehabilitation Neuroscience at UCSF/Berkeley and created lessons in Python for Yurok middle schoolers. From 2015 to present, Dr. Carter has been serving as the co-founder and director of Textgenome.org, a non-profit literacy initiative that helps over five million students master key vocabulary on every school day in partnership with Gates Ventures and Readworks.org. Dr. Carter served as a director of special projects of Monterey Institute for Technology and Education from 2006 to 2009. From 1983 to 1993, he served as director of education research and advanced technology group of Apple Computer, Inc. and served as a special advisor to Steve Jobs. From 1988 to 1991, he worked as a consulting associate professor at Stanford University School of Education. He worked as the director of instruction and research information systems of Stanford University from 1980 to 1989 and as the assistant professor of history at Dartmouth College from 1973 to 1980. Dr. Carter received his bachelor’s degree of History in 1968, master’s degree of History in 1971 and doctoral degree of History in 1974, all from Stanford University.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male		Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5		0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

B.	Compensation

For the year ended December 31, 2023, we paid an aggregate of approximately RMB1.0 million (US$0.1 million) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with an advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Clawback Policy

In April 2024, we adopted a clawback policy in compliance with the SEC rules and the Nasdaq Stock Market listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. See Exhibit 97.1.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested subject to the Nasdaq Stock Market Listing Rules and disqualification by the chairperson of the relevant board meeting. The directors may exercise all the powers of the company to borrow money, mortgage or charge its assets, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jeremy Wegerer, Stanley Ho, and Michael Carter, and is chaired by Jeremy Wegerer. Jeremy Wegerer, Stanley Ho, and Michael Carter satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Jeremy Wegerer qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee consists of Stanley Ho, Jeremy Wegerer and Michael Carter, and is chaired by Stanley Ho. Stanley Ho, Jeremy Wegerer and Michael Carter satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

●	approving and overseeing the total compensation package for our executives other than the three most senior executives;

●	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Michael Carter, Stanley Ho, and Jeremy Wegerer, and is chaired by Michael Carter. Stanley Ho, Michael Carter, and Jeremy Wegerer satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Directors and officers generally owe fiduciary duties to our Company, and not to our Company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors. Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our Company a duty to act with skill and care. It was previously considered that a director needs not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our Company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our board of directors has the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Our directors are not subject to a term of office and will hold their offices until such time as they are removed from office by the affirmative vote of a simple majority of the other directors present and voting at a board meeting. In addition, the office of any of our directors shall be vacated if the director (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or is found to be or becomes of unsound mind; (c) gives notice in writing to our company that he or she resigns the office of director; (d) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his or her office be vacated; or (e) is removed from office pursuant to our amended and restated memorandum and articles of association. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us, if any; but no such term shall be implied in the absence of express provision.

Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees

As of December 31, 2023, we had 361 full time employees, permanent and contractors included, all of whom are based in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

Function	As of December 31, 2023
	Number	% of Total Employees
Research and Development	103	28.5%
Sales and Marketing	78	21.6%
Operations	159	44.1%
General Administration	21	5.8%
Total	361	100.0%

As required by regulations in China, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund for permanent employees. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our permanent employees up to a maximum amount specified by the local government from time to time. For risk in relation to our contribution for employee social security plans, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.”

We typically enter into standard employment and confidentiality agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for 12 months after the termination of the employment, provided that we pay compensation equal to half a month’s salary.

We maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

The percentage of beneficial ownership of our ordinary is based on 79,563,300 ordinary shares issued and outstanding as of the date of this annual report. See “— B. Compensation” of this subsection for more details on options and restricted shares granted to our directors and executive officers.

	Number of ordinary shares	Percentage of beneficial ownership
Directors and Executive Officers*
Howard Lee (1)	49,219,966	61.9%
Brian Lin	—	—
Harry Tang	—	—
Wang-chan Wong	—	—
Jeremy Wegerer	—	—
Stanley Ho	—	—
Michael Carter	—	—
All Directors and Executive Officers as a Group	49,219,966	61.9%
Principal Shareholders:
HTL Lucky Holding Limited (1)	49,219,966	61.9%
51job, Inc. (2)	14,498,220	18.2%
MLT Holding Limited (3)	6,418,580	8.1%

Notes:

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 79,563,300, being the number of ordinary shares as of the date of this annual report.
**	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.
†	Except as otherwise indicated below, the business address of our directors and executive officers is Room 5A01, 4th Floor, Air China Building, Xiaoyun Road, Sanyuanqiao, Chaoyang District, Beijing 100027, China.

(1)	Represents 49,219,966 ordinary shares held by HTL Lucky Holding Limited, a British Virgin Islands company, which is a wholly owned subsidiary of HTL Star Holding Limited. HTL Star Holding Limited is wholly owned by Mr. Howard Lee. The registered address of HTL Lucky Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands. HTL Lucky Holding Limited acquired 29,284,260 ordinary shares from the Company on August 15, 2022 and acquired 19,935,706 ordinary shares from WXS Holding Limited on November 7, 2022.

(2)	Represents 14,498,220 ordinary shares held by 51job, Inc., a Cayman Islands company. The only natural person who has over 5% voting or dispositive power with respect to the shares held by 51job, Inc. is Mr. Rick Yan, who indirectly owns less than 10% in our Company. The registered address of 51job, Inc. is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009.

(3)	Represents 6,418,580 ordinary shares held by MLT Holding Limited, a British Virgin Islands company. MLT Holding Limited is wholly owned by Ms. Luting Meng. The registered address of MLT Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, except as disclosed elsewhere in this annual report, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

The Company had the following significant related party transactions for the years ended December 31, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Technology services received from:
Beagledata (i)	320	1,480	-

Recruitment services provided to:
Beagledata (ii)	6,230	9,697	7,417

Outsourcing services provided to:
Beagledata	1,200	-	566

(i)	Beagledata provided technology services for the years ended December 31, 2022 and 2023, and the Company recorded it as research and development expenses in the consolidated statements of income and comprehensive income.

(ii)	The Company provided recruitment services to Beagledata, including flexible staffing services and permanent recruitment services for the years ended December 31, 2022 and 2023.

Balances with related parties:

Balances with related parties consisted of the following for the periods indicated:

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due to related parties:
Beagledata (i)	2,120	2,479
Mr. Howard Lee (ii)	36	618
Total	2,156	3,097

(i)	As of December 31, 2022 and 2023, amounts due to Beagledata consisted of technology services fees payable of RMB2,120 and RMB2,120, respectively, and contract liabilities of nil and RMB359, respectively.

(ii)	Amounts due to Mr. Howard Lee represented expensed paid on behalf of the Company.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Other than disclosed in this annual report, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they become due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Since inception, we have not declared or paid any dividends on our ordinary shares. We do not have any present plan to declare any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and grow our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, under PRC laws and regulations, we are permitted to use the net proceeds of our subsequent offerings to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of necessary registrations with government authorities and required governmental approvals, we may extend inter-company loans or make additional capital contributions to our PRC subsidiaries. We cannot assure you that we will be able to make such registrations or obtain such approvals in a timely manner, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our subsequent offerings to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “—Markets.” of this subsection.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares have been listed on the Nasdaq Capital Market since March 5, 2024 under the symbol “LGCL.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum which took effect immediately prior to the completion of our initial public offering and articles of association and the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below. The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1-1203, Cayman Islands.

Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we have full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Transfer Agent and Registrar. Our transfer agent and registrar for our ordinary shares is Vstock Transfer, LLC.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our amended and restated memorandum and articles of association. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of our ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each ordinary share shall be entitled to one (1) vote on all matters subject to a vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any shareholder present in person or by proxy.

General meetings of shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate a majority of the votes attaching to all issued and outstanding shares of our company. We are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our director. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board on its/his own initiative or on a requisition by shareholders holding in the aggregate 10% of all votes attaching to all issued and outstanding shares of the Company. Advance notice of at least seven (7) calendar days is required for the convening of our annual general meeting and other shareholders’ meetings. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as amendments to our memorandum and articles of association and a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and canceling any unissued shares.

Transfer of Shares. Subject to the restrictions of our amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one Class of Shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), if the assets available for distribution among the holders of ordinary shares shall be more than sufficient to repay the whole of the share capital, the surplus shall be distributed among the holders of the ordinary shares in proportion to the par value of the shares held by them subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets shall be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, as may be determined before the issue of such shares, either by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares (including any redeemable shares) provided that the manner and terms of such repurchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied either with the written consent of the holders of a simple majority of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of a simple majority of the issued shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our amended and restated memorandum and articles of association, special resolutions of our shareholders, and our register of mortgages and charges).

Changes in Capital. Our company may from time to time by ordinary resolution:

●	increase our share capital by new shares of such amount as we think expedient;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of an amount smaller than that fixed by our amended and restated memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Subject to the Companies Act and our amended and restated memorandum and articles of association we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by the Companies Act.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our amended and restated memorandum and articles of association authorizes our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these preferred shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members. Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by a member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. We will perform the procedure necessary to immediately update the register of members to record and give effect to any issuance of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is modeled after companies acts of England and Wales but does not follow recent United Kingdom statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement between a company and its members (or any class of them), or between the company and its creditors (or any class of them), provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but it is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association permit indemnification of officers and directors for actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred in their capacities as such other than by reason of the dishonesty, fraud or willful default of such directors or officers, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director needs not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding in the aggregate 10% of all votes attaching to all issued and outstanding shares of our company to requisition an extraordinary general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated articles of association provides that we may (but shall not be obliged to) in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by the affirmative vote of a simple majority of the other directors present and voting at a board meeting. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our amended and restated articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, and any restructuring officer so appointed shall have such powers and carry out only such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court and subject to such terms as the court may impose. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Companies Act, a Cayman Islands company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, and as permitted by Cayman Islands law, whenever our share capital is divided into more than one class of shares, we may materially adversely vary the rights attached to any class either with the written consent of the holders of at least a simple majority of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of a simple majority of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution of our shareholders.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders).

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.	Material Contracts

Other than in the ordinary course of our business and other than those described under this item, in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Foreign Currency Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our special Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the EIT Law, which became effective on January 1, 2008 and latest revised in 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82 (latest revised in 2017), which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 (latest revised in 2018) to provide more guidance on the implementation of SAT Circular 82. In 2014, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises on the Basis of Their Actual Management Bodies that provides more guidance on the implementation of Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC tax resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC resident enterprise holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC resident enterprises or 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty, if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the ordinary shares.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law and its implementation rules also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Under the Announcement of the State Administration of Taxation on Issues Concerning “Beneficial Owners” in Tax Treaties, some factors are not conducive to the identification of an applicant as a “beneficial owner”, such as its business activities failing to constitute substantive business activities. Accordingly, Lucas Star Global Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our ordinary shares by U.S. Holders (as defined below) that will hold our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; investors that have a functional currency other than the U.S. dollar), or holders that acquire ordinary shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the ordinary shares.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC or other tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our ordinary shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the comprehensive United States-PRC income tax treaty, or the “Treaty”, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our ordinary shares.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ordinary shares, as described under “Taxation— PRC Taxation”. If we are deemed to be a PRC tax resident enterprise, you may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the ordinary shares may be subject to tax in the PRC, as described under “Taxation— PRC Taxation”. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our ordinary shares, if you are eligible for the benefits of the Treaty, you generally may be able to treat such gain as foreign-source income. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as an active asset. We will be treated as owning our proportionate share of the assets and income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ending December 31, 2023. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ending December 31, 2023 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ordinary shares will be listed on the Nasdaq, which is a qualified exchange for these purposes. If the ordinary shares are regularly traded, and the ordinary shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the ordinary shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our ordinary shares, if such ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our ordinary shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-270107) with the SEC to register the issuance and sale of our ordinary shares in our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. We place substantially all of our cash with financial institutions with high credit ratings and quality in China. In the event of bankruptcy of one of these financial institutions, we may not be able to claim our cash and demand deposits back in full. We continue to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

For accounts receivable, credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the exposures to the customer and its likely future development.

Liquidity Risk

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to meet the liquidity shortage.

Foreign Exchange Risk

Our operations are primarily in China. Our reporting currency is denominated in RMB. We are exposed to currency risk primarily through capital transaction which give rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate. Thus, results of operations may be impacted by exchange rate fluctuations between RMB and US$. We incurred and recognized foreign currency exchange loss of RMB80,273, foreign currency exchange gain of RMB147,368 and RMB1,636 for the years ended December 31, 2021, 2022 and 2023, respectively, as a result of changes in the exchange rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-270107) (the “F-1 Registration Statement”) in relation to our initial public offering of 1,500,000 ordinary shares, at an initial offering price of US$4.0 per ordinary share. Our initial public offering was completed in March 2024. Joseph Gunnar & Co., LLC acted as the sole book-running manager for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on March 4, 2024. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$2.0 million, which included US$0.4 million in underwriting discounts and commissions for the initial public offering for our initial public offering. We raised approximately US$4.0 million in net proceeds from the issuance of new shares from the initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were one material weakness in our internal control over the financial statement reporting process.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective due to one material weakness in our internal control over the financial statement reporting process as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation.

Internal Control Over Financial Reporting

Prior to the Initial Public Offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the years ended and as of December 31, 2021, 2022 and 2023, we and our independent registered public accounting firm identified the following “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to the lack of accounting staff and resources with appropriate knowledge of the U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements.

In response to the material weaknesses identified, we are in the process of implementing a number of measures to address hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, and organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements.

We have established an audit committee and plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and strengthening corporate governance.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

In response to this material weakness, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to: (i) recruitment of additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, and (ii) organization of regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements.

We have established an audit committee and plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. However, we cannot assure you that these measures will be sufficient to remediate our material weakness in time, or at all, or that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ordinary shares may not be able to remain listed on the Nasdaq. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the remediation of material weaknesses as described above, there has been no change in our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jeremy Wegerer, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at https://ir.lucasgc.com/governance/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accountant firm, since 2021.

	For the years ended December 31,
	2021	2022	2023
(in thousands)	RMB	RMB	RMB	US$
Audit fees(1)	-	3,656	3,406	487

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

The audit committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the audit committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Ordinary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

We have developed and implemented a cybersecurity risk management policy designed to protect the confidentiality, integrity, and availability of our critical systems and information.

Cybersecurity Risk Management and Strategy

The audit committee of the Board of Directors will oversee this policy and will be responsible for the implementation of the Company’s oversight, programs, procedures, and policies related to cybersecurity, cybersecurity risks, information security, and data privacy.

Management shall report to the audit committee on the Company’s and its subsidiaries’ strategy, risks, metrics and operations relating to cybersecurity and information security matters, including significant cybersecurity and information security-related projects and initiatives and related progress, the integration and alignment of such strategy with the Company’s overall business and strategy, and trends that may affect such strategy or operations.

Team leads from various departments of the Company have been identified under this Policy to report to the Company’s Chief Financial Officer and oversee the strategy of the Company. While these named leaders will oversee the strategy pursuant to this Policy, cybersecurity is the responsibility of all business stakeholders and requires the cooperation and compliance of all personnel.

All employees shall exercise professional judgement in using computing devices and network resources connected to the cyberspace. All information, physical and intellectual properties stored on electric and computing devices or existing within the cyberspace remain the sole property of the Company. Therefore, employees must neither access nor share confidential and proprietary information prior to receiving consent from management or the Company’s directors and officers.

We and certain of our third-party service providers may be subject to cyberattacks and security due to, for example, computer malware, viruses, computer hacking, credential stuffing, and phishing attacks. We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, because of our prominence, we believe that we are a particularly attractive target for such attacks, and we expect to experience cyberattacks and security incidents in the future.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of our cybersecurity and data protection program. The audit committee shall report regularly to the Board concerning its matters covered under this Policy and advising the Board of any developments that the audit committee believes should have Board of Directors’ consideration. The audit committee shall also annually review and assess the adequacy of this policy and recommend any proposed changes to the Board of Directors for approval.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lucas GC Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
2.3*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
4.2	Form of Employment Agreement Between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Beijing Dacheng Law Offices, LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer

Date: April 29, 2024

LUCAS GC LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 5395)

To the Shareholders and Board of Directors of Lucas GC Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lucas GC Limited (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, New York

April 29, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

LUCAS GC LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	48,473	30,123	4,243
Restricted cash	841	100	14
Short-term investments	4	-	-
Accounts receivable, net	102,762	28,144	3,964
Advance to suppliers, net	39,553	164,802	23,210
Deferred offering costs	2,503	6,541	921
Prepaid expenses and other current assets	1,614	1,626	229
Total current assets	195,750	231,336	32,581

Non-current assets
Software and equipment, net	40,496	48,299	6,803
Operating lease right-of-use assets, net	784	84	12
Deferred tax assets	4,222	12,103	1,705
Total non-current assets	45,502	60,486	8,520
TOTAL ASSETS	241,252	291,822	41,101

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	5,921	39,381	5,547
Accounts payable	86,983	35,217	4,960
Contract liabilities	24,706	13,552	1,909
Income tax payables	137	131	18
Amounts due to related parties	2,156	3,097	436
Operating lease liabilities, current	742	86	12
Accrued expenses and other current liabilities	2,728	3,766	530
Total current liabilities	123,373	95,230	13,412

Operating lease liabilities, non-current	86	-	-
Total non-current liabilities	86	-	-
TOTAL LIABILITIES	123,459	95,230	13,412

Commitments and contingencies (Note 17)

Shareholders’ equity
Ordinary shares (US$0.000005 par value; 10,000,000,000 and 10,000,000,000 shares authorized as of December 31, 2022 and 2023; 78,063,300 and 78,063,300 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	3	3	-
Subscription receivables	(3)	(3)	-
Additional paid-in capital	113,554	113,554	15,994
Statutory reserve	11,068	19,559	2,755
(Accumulated deficit)/Retained earnings	(8,753)	61,041	8,597
Accumulated other comprehensive loss	(12)	(11)	(2)
Total Lucas GC Limited shareholders’ equity	115,857	194,143	27,344
Non-controlling interests	1,936	2,449	345
Total shareholders’ equity	117,793	196,592	27,689
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	241,252	291,822	41,101

* The shares and per share information are presented on a retroactive basis to reflect the reorganization, as well as the stock split on May 29, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS GC LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues
Recruitment service	497,486	413,047	659,049	92,825
Outsourcing service	113,774	301,890	713,957	100,559
Others	40,985	51,634	100,952	14,219
Total revenues	652,245	766,571	1,473,958	207,603
Cost of revenues	(473,153)	(551,373)	(1,055,406)	(148,651)
Gross profit	179,092	215,198	418,552	58,952

Operating expenses
Selling and marketing expenses	(33,304)	(55,974)	(84,917)	(11,960)
General and administrative expenses	(38,428)	(47,733)	(108,376)	(15,264)
Research and development expenses	(70,246)	(79,868)	(157,543)	(22,189)
Total operating expenses	(141,978)	(183,575)	(350,836)	(49,413)
Income from operations	37,114	31,623	67,716	9,539

Other (expenses) income
Financial (expenses) income, net	(68)	63	(893)	(126)
Other income, net	2,514	4,130	3,478	490
Total other income, net	2,446	4,193	2,585	364
Income before income tax benefit	39,560	35,816	70,301	9,903
Income tax benefit	243	595	7,880	1,110
Net income	39,803	36,411	78,181	11,013
Less: Net income attributable to non-controlling interests	(294)	(269)	(513)	(72)
Net income attributable to Lucas GC Limited	39,509	36,142	77,668	10,941
Less: Deemed dividend to redeemable preferred shareholders	(568)	-	-	-
Accretion of subsidiary’ redeemable preferred shares to redemption value	(1,325)	(2,906)	-	-
Net income attributable to Lucas GC Limited’s ordinary shareholders	37,616	33,236	77,668	10,941

Net income	39,803	36,411	78,181	11,013
Other comprehensive income, net of tax of nil:
Foreign currency translation difference, net of tax of nil	(81)	148	1	-
Total comprehensive income	39,722	36,559	78,182	11,013
Less: total comprehensive income attributable to non-controlling interests	(294)	(269)	(513)	(72)
Comprehensive income attributable to the Lucas GC Limited	39,428	36,290	77,669	10,941

Net income per share:
Basic	0.48	0.43	0.99	0.14
Diluted	0.48	0.43	0.99	0.14

Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	78,063,300	78,063,300	78,063,300	78,063,300
Diluted	78,063,300	78,063,300	78,063,300	78,063,300

* The shares and per share information are presented on a retroactive basis to reflect the reorganization, as well as the stock split on May 29, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS GC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Subscription	Additional paid-in	Statutory	Accumulated (deficit)/	Accumulated other comprehensive	Total Lucas GC Limited shareholders’ (deficit)/	Non-controlling	Total shareholders’
	Share	Amount	receivables	capital	reserve	equity	loss	equity	interests	(deficit)/equity
Balance as of January 1, 2021	78,063,300	3	(3)	-	1,771	(70,309)	(79)	(68,617)	18	(68,599)
Net income	-	-	-	-	-	39,509	-	39,509	294	39,803
Appropriation to statutory reserve	-	-	-	-	4,497	(4,497)	-	-	-	-
Deemed dividend under the modification	-	-	-	-	-	(568)	-	(568)	-	(568)
Accretion of subsidiary’s redeemable preferred shares to redemption value	-	-	-	-	-	(1,325)	-	(1,325)	-	(1,325)
Foreign currency translation	-	-	-	-	-	-	(81)	(81)	-	(81)
Balance as of December 31, 2021	78,063,300	3	(3)	-	6,268	(37,190)	(160)	(31,082)	312	(30,770)
Net income	-	-	-	-	-	36,143	-	36,143	268	36,411
Appropriation to statutory reserve	-	-	-	-	4,800	(4,800)	-	-	-	-
Accretion of subsidiary’s redeemable preferred shares to redemption value	-	-	-	-	-	(2,906)	-	(2,906)	-	(2,906)
Reclassification from mezzanine equity to permanent equity	-	-	-	113,554	-	-	-	113,554	1,356	114,910
Foreign currency translation	-	-	-	-	-	-	148	148	-	148
Balance as of December 31, 2022	78,063,300	3	(3)	113,554	11,068	(8,753)	(12)	115,857	1,936	117,793
Net income	-	-		-	-	77,668	-	77,668	513	78,181
Appropriation to statutory reserve	-	-		-	8,491	(8,491)	-	-	-	-
Adoption of ASC326	-	-		-	-	617	-	617	-	617
Foreign currency translation	-	-		-	-	-	1	1	-	1
Balance as of December 31, 2023	78,063,300	3	(3)	113,554	19,559	61,041	(11)	194,143	2,449	196,592

The accompanying notes are an integral part of these consolidated financial statements, as well as the stock split on May 29, 2023

* The shares and per share information are presented on a retroactive basis to reflect the reorganization.

LUCAS GC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	39,803	36,411	78,181	11,013
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,526	3,346	4,308	607
Amortization of right-of-use assets	-	647	700	99
Provision for credit losses	5,264	91	11,713	1,650
Gain on short-term investments	(133)	(500)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(22,901)	(44,918)	63,697	8,972
Advance to suppliers, net	(59,617)	20,548	(125,425)	(17,666)
Amounts due from related parties	21	-	-	-
Prepaid expenses and other current assets	(42)	(1,457)	(13)	(2)
Deferred tax assets, net	(702)	(616)	(7,880)	(1,110)
Accounts payable	60,126	(16,087)	(51,767)	(7,291)
Contract liabilities	34,381	(9,828)	(11,154)	(1,571)
Income tax payables	454	(393)	(6)	(1)
Amounts due to related parties	1,624	191	940	132
Operating lease liabilities	-	(222)	(742)	(105)
Accrued expenses and other current liabilities	821	(2,333)	1,040	145
Net cash provided by/ (used in) operating activities	60,625	(15,120)	(36,408)	(5,128)

Cash flows from investing activities:
Purchases of software and equipment	(24,137)	(13,729)	(12,101)	(1,704)
Maturities of short-term investments	26,802	82,280	4	1
Purchases of short-term investments	(50,647)	(52,232)	-	-
Proceeds from short-term investments	133	500	-	-
Net cash (used in)/ provided by investing activities	(47,849)	16,819	(12,097)	(1,703)

Cash flows from financing activities:
Proceeds from short-term borrowings	-	9,089	63,256	8,909
Repayments of short-term borrowings	-	(3,168)	(29,796)	(4,197)
Payments of offering costs related to initial public offering (“IPO”)	-	(2,503)	(4,038)	(569)
Issuance of preferred shares	26,500	-	-	-
Net cash provided by financing activities	26,500	3,418	29,422	4,143

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(81)	148	(8)	(1)

Net increase/(decrease) in cash, cash equivalents and restricted cash:	39,195	5,265	(19,091)	(2,689)
Cash, cash equivalents and restricted cash at the beginning of year	4,854	44,049	49,314	6,946
Cash, cash equivalents and restricted cash at the end of year	44,049	49,314	30,223	4,257

Supplemental disclosure of cash flow information:
Income tax paid	-	415	6	1
Interest paid	-	30	919	129

Supplemental schedule of non-cash investing and financing activities:
Deemed dividend to redeemable preferred shareholders	568	-	-	-
Accretion of subsidiary’ redeemable preferred shares to redemption value	1,325	2,906	-	-
Reclassification from mezzanine equity to permanent equity	-	114,910	-	-
Obtaining right-of-use assets in exchange for operating lease liabilities and prepaid expenses	-	1,430	-	-

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. Principal activities and organization

Lucas GC Limited (“Lucas”, or the “Company”) was incorporated under the laws of the Cayman Islands on August 15, 2022 as an exempted company with limited liability. The Company primarily engages in providing services through its directly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”).

Lucas owns 100% equity interest of Lucas Star Holding Limited (“Lucas BVI”), which was incorporated on August 4, 2022 as investment holding companies in British Virgin Islands. Lucas Star Global Limited (“Lucas HK”), a wholly subsidiary of Lucas BVI, was incorporated under the laws of Hong Kong, China on October 21, 2022.

The Company commenced its operation through Lucas Group China Limited (“Lucas China”) since 2011. Lucas China was incorporated under the laws of PRC on May 17, 2011.

In preparation for its IPO, the Group conducted a reorganization (the “Reorganization”) from August 2022 to November 2022, which involved the following steps:

● Formation of Lucas, Lucas BVI and Lucas HK;

● Transfer of 100% equity interests of Qingdao Luogaoshi Consulting Co., Ltd. (“Qingdao Luogaoshi”) from Lucas China to Lucas HK at the consideration of RMB100;

● Qingdao Luogaoshi made capital injection of RMB386.4 million to Lucas China to obtain its 99% equity interest.

The shareholders and their respective equity interests in the entities remain similar immediately before and after the capital injection in Lucas China. Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the year ended December 31, 2021, the results of these subsidiaries are included in the financial statements for both periods, and the equity has been restated to reflect the change as well.

Stock Split

On May 29, 2023, the Company’s board of directors approved to effect a one-for-two stock split of its ordinary shares (the “Stock Split”). As a result of the Stock Split, each ordinary share of US$0.00001 was automatically split to two issued and outstanding ordinary shares with par value of US$0.000005 each without any action on the part of the shareholder. All historical share numbers and per share amounts have been retrospectively restated to reflect such Stock Split for all periods presented.

As of December 31, 2023, the Company’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Lucas China	May 17, 2011	PRC	99%	Recruitment, Consulting and Information Technology
Luogaoshi Technology (Beijing) Co., Ltd. (“Luogaoshi”)	May 26, 2015	PRC	100% owned by Lucas China	Recruitment, Consulting and Information Technology
Qingdao Luogaoshi Consulting Co., Ltd.	June 1, 2017	PRC	100%	Recruitment, Consulting and Information Technology
Qingdao Enshi Technology Co., Ltd.	December 30, 2019	PRC	100% owned by Lucas China	Recruitment, Consulting and Information Technology
Jiangxi Magellan Technology Co., Ltd.	June 18, 2020	PRC	100% owned by Lucas China	Recruitment, Consulting and Information Technology
Lucas Media Co., Ltd.	July 1, 2016	PRC	100% owned by Lucas China	Media and Entertainment business
Luogaoshi Enterprise Consulting (Tianjin) Co., Ltd.	April 6, 2017	PRC	100% owned by Lucas China	Recruitment, Consulting and Information Technology
Shanghai Luojiashi Technology Co., Ltd	November 2, 2021	PRC	100% owned by Lucas China	Recruitment, Consulting and Information Technology
Lucas GC Limited (“Lucas GC”)	April 12, 2016	Hongkong, PRC	100% owned by Lucas China	Management consulting business

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary Of Significant Accounting Policies

(a) Basis of presentation and principles of consolidation

The consolidated financial statements include the financial statements of the Group. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts receivable, useful life of software and equipment, the realization of deferred income tax assets, and valuation of redeemable preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c) Foreign currency

The functional currency of the Company and Lucas BVI is the United States dollar (“US$”) and its reporting currency is the Renminbi (the “RMB”). The functional currency of the Company’s PRC subsidiaries is the RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

The financial statements of the Company and Lucas BVI are translated from the functional currency to the reporting currency, the RMB. Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates.

Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of income and comprehensive income.

The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in current year are translated into RMB at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ (deficit) equity.

(d) Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.0999 on December 31, 2023, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposit placed with banks, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(f) Restricted cash

The Group’s restricted cash amounted to RMB841 and RMB100 as of December 31, 2022 and 2023, respectively. The balance of fiscal year 2022 was mainly due to the lawsuit resulting in the freezing of bank account. However, the lawsuit has been ended on December 28, 2022, with the unfreezing time of the bank lags behind. The balance of fiscal year 2023 was due to the bank frozen an investment amount injected by Lucas HK to Lucas China under the supervision of IPO process. As of the date of issuance of these consolidated financial statements, the bank has initiated unfreeze process.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

(g) Short-term investments

Short-term investments consist primarily of wealth management products issued by commercial banks and investment banks, which contains variable interest indexed to the performance of underlying assets and redeemable on demand. These investments are stated at fair value. Changes in the fair value are reflected in other income in the consolidation statements of income and comprehensive income. For the years ended December 31, 2021, 2022 and 2023, the Group recognized investment income from its short-term investments of RMB133, RMB500 and nil, respectively.

(h) Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for doubtful accounts. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to RMB617 gain recognized as of January 1, 2023.

(i) Advance to suppliers, net

Advance to suppliers is prepayment to supplier in the procurement of technology development outsourcing services, accounts recharge for recruitment services, promotion services and other services. Advance payment depends on specific circumstances, including the industry practice, negotiations with suppliers, security for steady supply of service, and the delivery time of services received from suppliers after the advance payment. Advance to suppliers is settled when the services are provided and accepted by the Group. The Group reviews its advance to suppliers on a periodic basis and determines the adequacy of credit losses when amounts outstanding are not likely to be collected in cash or utilized against receive of services.

(j) Software and equipment, net

Software consists of technology purchased externally. Software and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Software	10 years
Computer and electronic equipment	3 years
Office furniture and equipment	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of software and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income and comprehensive income.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

(k) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments include cash and cash equivalents, short-term investments, accounts receivables, advance to suppliers, prepaid expenses and other current assets, accounts payable, amount due to related parties, and accrued expenses and other current liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the long-term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate.

(l) Short-term borrowings

Short-term borrowings represent the Group’s borrowings from commercial banks for the Group’s working capital. Short-term borrowings include borrowings with maturity terms shorter than one year.

(m) Revenue recognition

The Group recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, the Group recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those services, reduced by value added tax. Net revenues are presented net of business tax and surcharges. To achieve the core principle of this standard, the Group applied the following five steps:

1. Identification of the contract, or contracts, with the customer;

2. Identification of the performance obligations in the contract;

3. Determination of the transaction price;

4. Allocation of the transaction price to the performance obligations in the contract; and

5. Recognition of the revenue when, or as, a performance obligation is satisfied.

The Group’s revenues are mainly generated from providing recruitment services, outsourcing services and others.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary Of significant accounting policies (cont.)

Recruitment services

Recruitment services consists of flexible employment services and permanent employment services.

Flexible employment services

The Group enters into contracts with corporate customers to provide flexible employment services, arranging flexible workers with corresponding abilities and qualifications on demand to fulfill corporate customers’ various operation needs. The Group identifies only one performance obligation in flexible employment services as the contract comprises of a series of distinct services that are substantially the same and have the same pattern of transfer to the corporate customers, which is to provide flexible workers in accordance with the demand orders.

The contract consideration is determined by the days flexible workers have worked times their workday pay rate. Revenue from flexible employment services is recognized over time as the customers can simultaneously receive and consume the benefits in the period the flexible workers provide the service.

The contract payment is not subject to any variable consideration, refund, cancellation or termination provision. Customers generally make the payment within one or two months after monthly reconciliation of service considerations with the Group.

Permanent employment services

The Group enters into contracts with corporate customers to provide permanent employment services. The Group identifies one performance obligation in permanent employment services, which is to place a qualified and acceptable employee in accordance with customer specifications. The probation period of the candidate is typically three months, a period for the customers to evaluate and confirm the acceptance of candidate replacement. During the probation period, the customer is entitled to request candidate replacement if dissatisfaction of the performance of candidate cannot be resolved after all means implemented, and the Group also keeps close track of the performance of the candidate to see if they meet the customer’s defined standard, and deals with the customer’s feedback or complaint about the performance of candidate. Upon the completion of the probation period, the customer accepts the qualified candidate and the Company has fulfilled its obligation of permanent candidate placement. Hence, revenue from permanent employment services is recognized at a point of time when the candidate passes the probation period.

The contract consideration is based on a fixed percentage of the candidate’s pretax annual income agreed upon with the customers in advance. Customers generally consider the candidates for the full probation period, and the Company is not entitled to any consideration for the services provided until the candidates pass the probation period. Except for this, the contract payment is not subject to any variable consideration, refund, cancellation or termination provision. Customers generally make the payment within one or two months after the completion of candidates’ probation period and acceptance of billing from the Group.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

Outsourcing services

The Group enters into contracts with corporate customers to provide outsourcing services, mostly IT-related services, including construction of IT system, development of module or software with specific functions. Although third-party service providers will be involved in the solution process, the Group still takes on primary responsibility to coordinate project schedule, check the quality of deliverables, conduct quality testing and handle feedback and complaints from corporate customers. The Group only identifies one performance obligation with a fix total consideration to deliver the IT projects with functions under the agreed-upon specifications with customers. Customers cannot control the IT projects in progress as the IT projects are not developed in the customers’ location or IT environment, and before the successful completion of the IT projects, customers cannot simultaneously receive or consume the benefits provided by the Group’s services, because the IT projects in progress are only dispersed computer codes, which neither provide any function for the customer, nor are delivered to customers before the successful completion.

Customers generally make the payment within one or two months upon the successful delivery of IT projects and acceptance. The Group does not have an enforcement right to payment for services provided to date if the projects eventually fail. Except for this, the contract payment is not subject to any variable consideration, refund, cancellation or termination provision.

The Group recognizes revenue at a point in time when the outsourcing services, mostly IT projects, are successfully completed, delivered and accepted by customers.

Others

The Group also provides information technology services to corporate customers and training services to platform users. Information technology services include data collection and analysis, marketing channel optimization and other information technology services altogether that could contribute to customers’ business development. Training services are mainly to provide training courses and career-related certification programs for platform users to help them realize professional developments. The Group determines it only has one performance obligation to provide those services and recognizes revenue over time based on the amount of a fixed total price, or a fixed unit price times key performance indicators or hours charged.

The contract payment is not subject to any variable consideration, refund, cancellation or termination provision. Customers generally make the payment within one or two months after the reconciliation of service considerations with the Group.

Principal versus agent considerations

For all the services provided, the Group considers itself the principal and recognizes revenue on a gross basis as it controls the services through the following key considerations:

●	The Group reserves the right to accept or reject the contracts or orders with the customers without involvement of the third parties and directs the selected third parties to provide services to the customers on the Group’s behalf. There is no direct cooperation relationship between third parties and the customers. The Group assumes responsibility for receiving and resolving the complaints over the quality of the services. If the third-party service providers fail to deliver their work and thus affect the Group’s performance obligation to the corporate customers, the Group should bear the loss of the corporate customers for breach of contract on its own, and then independently claim for compensation from third-party service providers for its loss.

●	The Group has discretion in setting up the price. The involved third parties are entitled to a fixed services fee agreed upon in advance irrespective of the consideration the Group collects from the customers.

●	The Group bears the credit risk as the Group pays the consideration due to third parties irrespective of whether the customers have paid the services consideration to the Group.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

Contract balances

When a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. The Group does not have material contract asset. As of December 31, 2022 and 2023, balance of accounts receivable, net were RMB102,762 and RMB28,144, respectively; and allowance for credit losses were RMB16,842 and RMB23,594, respectively.

The contract liability represents the billings or cash received for services in advance of revenue recognition which is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s contract liabilities amounted to RMB24,706 and RMB13,552 as of December 31, 2022 and 2023, respectively. The Group expects to recognize this balance as revenue over the next 12 months.

(n) Cost of revenues

Cost of revenues consists primarily of services fees charged by external services providers relating to revenue from recruitment services and outsourcing services providers, and other costs directly attributable to the performance of the business operation.

(o) Research and development expenses

Research and development expenses mainly consist of (i) payroll expenses, (ii) technologies services expenses related to platform development and data analysis to support the Group’s business operations, (iii) other expenses related to research and development functions. Research and development expenses are expensed as incurred.

(p) Selling and marketing expenses

Selling and marketing expenses mainly consist of advertising expenses and market promotion expenses, which are expensed as incurred.

(q) General and administrative expenses

General and administrative expenses mainly consist of (i) payroll expenses, (ii) community operation expenses, (iii) rental and depreciation expenses related to general and administrative functions, (iv) professional services fees, (v) credit impairment losses and (vi) office and miscellaneous expenses.

(r) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to RMB662, RMB1,021 and RMB1,326 for the years ended December 31, 2021, 2022 and 2023, respectively.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

(s) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely- than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($14.5). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2021, 2022 and 2023, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(u) Leases

From January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(v) Statutory reserves

In accordance with the PRC Company Laws, the Group’s PRC subsidiaries, VIE and the VIE’s subsidiary must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2021, 2022 and 2023, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB4,497, RMB4,800 and RMB 8,491, respectively. No appropriation to other reserve funds was made for any of the periods presented.

(w) Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such share would be anti-dilutive.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

(x) Segment reporting

Based on the criteria established by ASC 280, Segment Reporting, the Group’s chief operating decision maker has been identified as the CEO, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. As the Group operates businesses as a whole and does not distinguish business line from its subsidiaries, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns majority of the revenues from external customers attributed to the PRC.

(y) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Group’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group does not expect that the adoption of ASU 2023-07 will have a material impact on its consolidated financial statements disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. Fair value measurements

As of December 31, 2022, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition was as follows:

December 31, 2022	Balance at Fair value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Assets:
Short-term investments – wealth management products	4	4	-	-

As of December 31, 2023, there was nil of short-term investment.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Short-term investment consists of wealth management products issued by commercial banks and are redeemable on demand. For the instruments whose fair value is provided by banks at the end of each period, the Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized investment income from its short-term investments of RMB133, RMB500 and nil, respectively, in the consolidated statements of income and comprehensive income.

4. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivables	119,604	51,738
Less: allowance of credit losses	(16,842)	(23,594)
Total	102,762	28,144

The Group recorded allowance for credit losses of RMB5,264, RMB91 and RMB11,539 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to RMB617 recognized as of January 1, 2023. For the year ended December 31, 2023, accounts receivables written-off was RMB4,170.

5. Advance to suppliers, net

Advance to suppliers, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepayment for technology outsourcing service	12,046	94,269
Accounts recharge for recruitment service (1)	11,855	60,881
Prepayment for brand promotion	12,294	8,738
Others	3,358	1,088
Less: allowance of credit losses	-	(174)
Total	39,553	164,802

The Group recorded allowance for credit losses of nil, nil and RMB174 for the years ended December 31, 2021, 2022 and 2023, respectively.

(1)	The Group engaged third-party suppliers to make the payment of compensation to flexible workers in flexible employment services on behalf of the Group. The Group was required to recharge the accounts in advance before the third-party suppliers make the payment to flexible workers.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepaid input VAT	1,410	1,141
Others	204	485
Total	1,614	1,626

7. Software and equipment, net

Software and equipment, net, consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Software	45,562	57,673
Computer and electronic equipment	285	285
Office furniture and equipment	5	5
Total	45,852	57,963
Less: Accumulated depreciation	(5,356)	(9,664)
Software and equipment, net	40,496	48,299

For the years ended December 31, 2021, 2022 and 2023, depreciation expense amounted to RMB1,526, RMB3,346 and RMB4,308, respectively.

8. Short-term borrowings

The balance of short-term borrowings consisted of the following:

	Annual Interest		As of December 31,
	Rate	Maturity	2022	2023
			RMB	RMB
Bank of Ningbo	3.9%-4.1%	June, 2024	5,921	19,381
Bank of Beijing	3.00%-3.45%	July, 2024	-	10,000
Bank of China	2.35%	November, 2024	-	5,000
China Merchants Bank	3.20%-3.25%	April, 2024	-	5,000
Total			5,921	39,381

Interest expenses were nil, RMB30 and RMB919 for short-term borrowings for the years ended December 31, 2021, 2022 and 2023, respectively. The weighted average interest rates of short-term borrowings were nil, 4.27% and 3.89% as of December 31, 2021, 2022 and 2023, respectively.

Beijing Yizhuang International Financing Guarantee Co., Ltd provided RMB2,000 guarantee and Beijing Zhongguancun Technology Financing Guarantee Co., Ltd provided RMB3,000 guarantee for the borrowing from China Merchants Bank. The corporate counter-guarantee provided by Mr. Howard Lee and Luogaoshi were equivalent to the amount of credit granted to Lucas China.

Ms. Luting Meng, owned 100% equity interests of MLT Holding Limited which has 8.1% beneficial ownership of the Group as of the date, provided RMB5,000 guarantee for the borrowing from Bank of China.

The Group repaid an aggregate total RMB17,221 of borrowings from January 2024 to April 2024. From January 2024 to April 2024, the Group obtained five short term bank loans from Bank of Ningbo for an aggregate total of RMB17,829 and one short term bank loan from China’s Industrial Bank of RMB10,000, which to be due from July 2024 to March 2025.These bank loans bear interest rate from 3.2% to 4.5%.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Salary and welfare payable	1,719	2,349
Value-added tax payable	333	139
Rental payable	328	826
Others	348	452
	2,728	3,766

10. Redeemable preferred shares of non-controlling interest

Issuance of redeemable preferred shares

From year 2018 to 2021, Lucas China issued a series of shares to investors:

On August 14, 2018, Qianjin Network Information Technology (Shanghai) Co., Ltd. (“Qianjin Network”), aka 51 JOB, entered into a share purchase agreement with Lucas China (“2018 SPA I”), to purchase 649,519 shares with par value RMB1 per share, amounting to an aggregate purchase price of RMB25,000.

On November 12, 2018, Beagledata Technology Co., Ltd. (“Beagledata”) entered into a share purchase agreement with Lucas China (“2018 SPA II”), to purchase 60,313 shares with par value RMB1 per share, amounting to an aggregate purchase price of RMB5,000.

Before January 1, 2020, Lucas China has collected all proceeds from investment pursuant to 2018 SPA I and 2018 SPA II.

On August 14, 2020, Qianjing Network, Beagledata, Qingdao Haichuanghui Technology Co., Ltd (“Haichuanghui”), a corporate venture capital firm fully owned by the Haier Group, entered into a share purchase agreement with the Group (“2020 SPA”), to purchase 75,392, 52,271 and 20,104 shares with par value RMB1 per share and purchase price of approximately RMB99.48 per share, respectively, amounting to an aggregate purchase price of RMB14,700. Pursuant to 2020 SPA, share purchase agreements signed aforementioned, including 2018 SPA I and 2018 SPA II, shall be carried out in accordance with the terms agreed in 2020 SPA. According to 2020 SPA, the major rights, preferences and privileges of the shares are as follows:

Redemption Rights

The shares shall be redeemable at the option of holders of the shares if any of the below terms was met:

(1)	The investors issue a written notice to require the redemption of all or part of their shares;

(2)	Other matters in which the interests of Investors are damage due to the Lucas China’s actions, including but not limited to the matters that the result that controlling shareholders lose control of the Lucas China by transferring their shares without prior consent, primarily business of the Lucas China changes adversely, transactions without commercial substance, forgery of accounting documents, etc.

The redemption price of the Shares is:

Redemption price = Total Consideration * (1+10%*T) + Accumulated unpaid dividends from the first date which Lucas China received the consideration of investment

T equals to days, between the date on which Lucas China received the total consideration and the redemption date, divided by 365.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10.	Redeemable preferred shares of non-controlling interest (cont.)

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Lucas China, either voluntary or involuntary, the holders of the shares shall be entitled to receive, prior to any distribution to the holders of the ordinary shares or any other class or series of shares then outstanding, an amount equals to the redemption amount mentioned before.

On October 10, 2021, Jiaxing Anding Equity Investment Partnership (L.P.) (“Jiaxing Anding”) entered into a share purchase agreement with the Group (“2021 SPA”), to purchase 136,611 shares with par value RMB1 per share and purchase price of approximately RMB179.34 per share, respectively, amounting to an aggregate purchase price of RMB24,500. As of December 31, 2021, Lucas China received the total consideration. The major rights, preferences and privileges of the shares in 2021 SPA are applicable to all investors and their shares (“Shares”), including Qianjing Network, Beagledata, Haichuanghui, Jiaxing Anding (collectively “Investors”), which are as below:

Redemption Rights

The Shares shall be redeemable at the option of holders of the Shares if any of the below terms was met:

(1)	Lucas China has not consummated a Qualified Initial Public Offering (“QIPO”) within 48 months after the closing of the sales of the Shares;

(2)	The Investors issue a written notice to require the redemption of all or part of their shares;

(3)	Other matters in which the interests of Investors are damage due to the Lucas China’s actions, including but not limited to the matters that the result that controlling shareholders lose control of the Lucas China by transferring their shares without prior consent, primarily business of the Lucas China changes adversely, transactions without commercial substance, forgery of accounting documents, etc.

The redemption price of the Shares is:

Redemption price = Total Consideration * (1+8%*T) + Accumulated unpaid dividends from the first date which Lucas China received the consideration of investment

T equals to days, between the date on which Lucas China received the total consideration and the redemption date, divided by 365.

Dividend Rights

Jiaxing Anding and Qianjing Network should be entitled to have priority rights to receive dividends, prior and in preference to any declaration or payment of any dividend on the ordinary shares or any other class or series of shares of Lucas China, at the rate of 8% per annum of the total consideration of the shares. The distributions shall be cumulative.

If there is any surplus after the payment of the dividend to Jiaxing Anding, dividends or profits shall be declared and distributed to Qianjin Network in priority, and then to each shareholder (including Jiaxing Anding and Qianjin Network) in accordance with the relative proportion of the investment amount actually paid by each shareholder in the Company.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of Lucas China, either voluntary or involuntary, the holders of the Shares shall be entitled to receive, prior to any distribution to the holders of the ordinary shares or any other class or series of shares then outstanding, an amount equals to the redemption amount mentioned before.

Waive of redemption rights

On October 27, 2022, Lucas China entered into supplemental agreement with investors including Qianjin Network, Beagledata, Haichuanghui and Jiaxing Anding, under which all investors agreed to waive their privileges including redemption rights, priority rights to receive dividends, and liquidation preferences under 2021 SPA.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10.	Redeemable preferred shares of non-controlling interest (cont.)

Accounting for redeemable preferred shares of non-controlling interest and waive of redemption feature

2021 SPA modified the redemption rights and corresponding calculation formula of redemption price, clarified the dividend rights to different investors in 2020 SPA. Pursuant to valuation report, the change of fair value of redeemable preferred shares immediately before and after the amendment was less than 10%. Therefore, the amendment under 2021 SPA should be accounted for as a modification, and the difference between the fair value of redeemable preferred shares immediately before and after the modification should be recognized as reduction of accumulated deficit as a deemed dividend of RMB568.

For the years ended December 31, 2021, the Group recognized additional accretion of redeemable preferred shares to redemption value of RMB1,325.

Under the supplemental agreement dated October 27, 2022, since the redemption feature lapsed, the mezzanine equity should be reclassified to permanent equity on the agreement effective date. In 2022 before the waiver of redemption rights of preferred shares, the Group recognized additional accretion of redeemable preferred shares to redemption value of RMB2,906.

The movement in the carrying value of the redeemable preferred shares are as follows:

	Redeemable preferred shares issued to Qianjin NetWork	Redeemable preferred shares issued to Tianyun Rongchuang and Haichuanghui	Redeemable preferred shares issued to Jiaxing Anding	Total
Balance as of January 1, 2021	72,390	11,221	-	83,611
Issuance of redeemable preferred shares	-	-	24,500	24,500
Collection of subscription receivables of redeemable preferred shares	-	2,000	-	2,000
Deemed dividend/(Transfer of value) in connection with preferred shares modification	1,001	(433)	-	568
Accretion of subsidiary’s redeemable preferred shares to redemption value	144	1,181	-	1,325
Balance as of December 31, 2021	73,535	13,969	24,500	112,004
Accretion of subsidiary’s redeemable preferred shares to redemption value	493	802	1,611	2,906
Waive of redemption features	(74,028)	(14,771)	(26,111)	(114,910)
Balance as of December 31, 2022	-	-	-	-

11. Ordinary shares

The shareholders’ equity structures of the Company as of December 31, 2022 and 2023 were presented after giving retroactive effect to the Reorganization and Stock Split of the Company.

The authorized share capital of the Company is $50,000 divided into 5,000,000,000 Ordinary Shares of $0.00001 par value per share. On August 15, 2022 and November 15, 2022, the Company issued an aggregate of 39,031,650 Ordinary Shares at a price of $0.00001 per share, with total consideration of $0.4 thousand, pro-rata to the shareholders of the Company as of such date.

On May 29, 2023, the Company’s board of directors approved to effect a one-for-two stock split of its ordinary shares (the “Stock Split”). As a result of the Stock Split, each ordinary share of US$0.00001 was automatically split to two issued and outstanding ordinary shares with par value of US$0.000005 each without any action on the part of the shareholder. All historical share numbers and per share amounts have been retrospectively restated to reflect such Stock Split for all periods presented. As of December 31, 2022 and 2023, 78,063,300 and 78,063,300 Ordinary Shares were issued and outstanding.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. Restricted net assets

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from the Company’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2022 and 2023, net assets restricted in the aggregate, which include paid-in capital and statutory reserves funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately RMB82,790 and RMB91,671, respectively.

13. Taxation

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries in the PRC. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Lucas BVI is incorporated in the British Virgin Islands and conducts its primary business operations through the subsidiaries in the PRC. Under the current laws of the British Virgin Islands, Lucas BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

Hong Kong

Lucas GC Limited (HK) is incorporated in Hong Kong and is subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000 will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. For the Group’s subsidiaries, Lucas China obtained the high-tech certificate in December 2020 and November 2023, and enjoyed a preferential income tax rate at 15% from 2020 to 2025. Luogaoshi Technology (Beijing) Co., Ltd. obtained the high-tech certificate in December 2021, and enjoyed a preferential income tax rate at 15% from 2021 to 2023.

From January 1, 2021 to December 31, 2021, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 50% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Profit Enterprises”.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Taxation (cont.)

The following table sets forth current and deferred portion of income tax benefit of the Company and its consolidated subsidiaries:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense	459	21	-
Deferred income tax benefit	(702)	(616)	(7,880)
Total	(243)	(595)	(7,880)

A reconciliation of the Group’s PRC statutory tax rate to the effective income tax rate during the periods is as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income before income tax	39,560	35,816	70,301
Expected taxation at PRC statutory tax rate	9,890	8,954	17,575
Impact of preferential tax rates	(5,255)	(2,749)	(6,711)
Research and development super-deduction	(6,417)	(8,534)	(18,676)
Effect of True up to Tax Return	-	-	258
Non-deductible expenses	1,497	7	-
Effect of income tax rate differences in jurisdictions other than the PRC	(6)	22	10
Change in valuation allowance	48	1,705	(336)
Income tax benefits	(243)	(595)	(7,880)

As of December 31, 2022 and 2023, the significant components of the deferred tax assets were summarized below:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Net operating loss carryforward	5,003	10,861
Allowance of doubtful accounts	2,585	4,271
Gross deferred assets	7,588	15,132
Less: Valuation allowance	(3,366)	(3,029)
Total deferred tax assets, net	4,222	12,103

As of December 31, 2022 and 2023, the movement of the valuation allowance were as below:

	As of December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the year	1,661	3,366
Additions	2,170	1,085
Decrease	(465)	(1,422)
Balance at end of the year	3,366	3,029

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Taxation (cont.)

For entities incorporated in Hong Kong, net loss can be carried forward indefinitely; for entities incorporated in PRC mainland, net loss can be carried forward for five years, and for entities qualified as HNTE, net loss can be carried forward for ten years. As of December 31, 2022 and 2023, the Group had net operating loss carryforwards of approximately RMB34,358 and RMB67,797, respectively, which arose from the Group’s subsidiaries established in the PRC, the PRC taxable losses will expire from December 31, 2024 to 2033 if not utilized. The net operating loss carryforwards of approximately RMB1,277 and RMB195, respectively, for entities incorporated in Hong Kong. As of December 31, 2022 and 2023, deferred tax assets from the net operating loss carryforwards amounted to RMB5,003 and RMB10,861, respectively, which can be carried forward ten years for HNTEs.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The valuation allowance is considered on an individual entity basis. As of December 31, 2023 and 2022, valuation allowances on deferred tax assets are provided because the Company believes that it is more-likely-than-not that certain of the subsidiaries in the PRC will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards, while the remaining PRC operating entities have been gradually recovered. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of December 31, 2023 and 2022.Accordingly, as of December 31, 2022 and 2023, a RMB3,366 and RMB3,029 valuation allowance has been established respectively.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021, 2022 and 2023, the Company did not have any unrecognized uncertain tax positions and the Company does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2021, 2022 and 2023, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2023, the tax years ended December 31, 2018 through 2022 for the Company’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

14. Related party transactions

(a)	Related parties

The following is a list of related parties which the Group has significant transactions with:

Names of related parties	Relationship with the Company
Beagledata Technology Co., Ltd. (“Beagledata”)	Shareholder of the Company
Mr. Howard Lee	Founder, Chairman of the Board, and CEO of the Company

(b)	Related party transactions

The Group had the following significant related party transactions for the years ended December 31, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Technology services received from:
Beagledata (i)	320	1,480	-

Recruitment services provided to:
Beagledata (ii)	6,230	9,697	7,417

Outsourcing services provided to:
Beagledata	1,200	-	566

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.	Related party transactions (cont.)

(i)	Beagledata provided technology services for the years ended December 31, 2022 and 2023, and the Group recorded it as research and development expenses in the consolidated statements of income and comprehensive income.

(ii)	The Group provided recruitment services to Beagledata, including flexible staffing services and permanent recruitment services for the years ended December 31, 2022 and 2023.

(c)	Balances with related parties:

Balances with related parties consisted of the following for the periods indicated:

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due to related parties:
Beagledata (i)	2,120	2,479
Mr. Howard (ii)	36	618
Total	2,156	3,097

(i)	As of December 31, 2022 and 2023, amounts due to Beagledata consisted of technology services fees payable of RMB2,120 and RMB2,120, respectively, and contract liabilities of nil and RMB359, respectively.

(ii)	Amounts due to Mr. Howard represented expensed paid on behalf of the Group.

15. Income per share

The following table sets forth the basic and diluted net income per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Basic and diluted earnings per ordinary share calculation:
Numerator:
Net income attributable to Lucas GC Limited	39,509	36,142	77,668
Less: Deemed dividend to redeemable preferred shareholders	(568)	-	-
Accretion of subsidiary’ redeemable preferred shares to redemption value	(1,325)	(2,906)	-
Net income attributable to the Lucas GC Limited’s ordinary shareholders	37,616	33,236	77,668

Denominator:
Weighted average ordinary shares outstanding-basic and diluted	78,063,300	78,063,300	78,063,300

Income per ordinary share basic and diluted	0.48	0.43	0.99

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Leases

Effective on January 1, 2022, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease right-of-use assets	784	84
Lease liabilities – current	742	86
Lease liabilities – non-current	86	-
Total operating lease liabilities	828	86

The weighted average remaining lease terms and discount rates for the operating lease for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023
Weighted average remaining lease term (years)	-	1.08	0.17
Weighted average discount rate	-	4.75%	4.75%

For the years ended December 31, 2021, 2022 and 2023, the lease expenses were as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Operating lease expense	-	692	720
Short-term lease expense	-	91	18
Total lease expense	-	783	738

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2023:

For the fiscal year ended December 31, 2023	Amount
RMB
2024	86
Thereafter	-
Total lease payments	86
Less: imputed interest	-
Present value of lease liabilities	86

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Percentage of the Group’s total revenues
Customer A	*	12%	*

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable, net:

	As of December 31,
	2022	2023
	RMB	RMB
Percentage of the Group’s accounts receivables, net
Customer A	13%	60%
Customer B	*	11%
Customer C	10%	*
Customer D	11%	*

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total contract liabilities:

	As of December 31,
	2022	2023
	RMB	RMB
Percentage of the Group’s contract liabilities
Customer E	*	25%
Customer F	*	21%
Customer G	28%	*
Customer H	13%	*
Customer I	10%	*

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Percentage of the Group’s total purchases
Supplier A	*	*	15%
Supplier B	*	24%	*
Supplier C	17%	*	*
Supplier D	11%	*	*

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Concentration of credit risk (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of December 31,
	2022	2023
	RMB	RMB
Percentage of the Group’s accounts payable
Supplier E	22%	42%
Supplier F	*	11%
Supplier G	17%	*
Supplier H	11%	*

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total advance to suppliers, net:

	As of December 31,
	2022	2023
	RMB	RMB
Percentage of the Group’s advance to suppliers, net
Supplier I	*	23%
Supplier J	*	12%
Supplier K	15%	*
Supplier L	11%	*

*	Represent percentage less than 10%

18. Commitments and contingencies

(d)	Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2023 and through the issuance date of these consolidated financial statements.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 and 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. Condensed company financial statements

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

Basis of presentation

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements.

Investments in subsidiaries

The Parent Company and its subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation.

Condensed Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB	US$
ASSETS
Investment in subsidiaries	115,857	194,143	27,344
TOTAL ASSETS	115,857	194,143	27,344

LIABILITIES
Total liabilities	-	-	-
Shareholders’ equity
Ordinary shares (US$0.000005 par value; 10,000,000,000 and 10,000,000,000 shares authorized as of December 31, 2022 and December 31, 2023; 78,063,300 and 78,063,300 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively) *	3	3	-
Subscription receivables	(3)	(3)	-
Additional paid-in capital	113,554	113,554	15,994
Statutory reserve	11,068	19,559	2,755
(Accumulated deficit)/Retained earnings	(8,753)	61,041	8,597
Accumulated other comprehensive loss	(12)	(11)	(2)
Total shareholders’ equity	115,857	194,143	27,344
TOTAL LIABILITIES AND SHAREHOLDERS’ EQITY	115,857	194,143	27,344

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization, as well as the stock split on May 31, 2023.

Condensed Statements of operations

	For the years ended December 31,
	2022	2023
	RMB	RMB	US$
Operating income:
Share of income of subsidiaries	36,142	77,668	10,941
Income before income tax expense	36,142	77,668	10,941
Income tax expense	-	-	-
Net income	36,142	77,668	10,941

20. Subsequent events

Initial Public Offering

In March 2024, the Group completed its initial public offering of 1,500,000 ordinary shares at a public offering price of $4.00 per share for total gross proceeds of $6,000 before deducting underwriting discounts and offering expenses.

In addition, the Company has granted to the underwriter an option, exercisable for 45 days from the date of the final prospectus, to purchase up to an aggregate of an additional 225,000 ordinary shares at the initial public offering price, less underwriting discounts. As of the date of issuance of these consolidated financial statements, over-allotment was not exercised.

