Form 20-F
period 2024-12-31
Lucas GC Ltd
filed 2025-03-31
CIK 1954694

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:__________

For the transition period from________to_________

Commission file number: 001-41658

Lucas GC Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 5A01, 4th Floor,

Air China Building, Xiaoyun Road,

Sanyuanqiao, Chaoyang District,

Beijing 100027, China

(Address of principal executive offices)

Howard Lee

Chairman and Chief Executive Officer

Telephone: (86) 18500976532

Email: info@lucasgc.com

Room 5A01, 4th Floor

Air China Building, Xiaoyun Road

Sanyuanqiao, Chaoyang District

Beijing 100027, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value US$0.000005 per share	LGCL	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2024, there were 79,467,057 ordinary shares issued and outstanding (excluding 96,243 ordinary shares repurchased as treasury shares), par value US$0.000005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the services for professionals industry in China;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our bases of customers;

●	our plans to invest in our products and services;

●	competition in our industries; and

●	developments in government policies and regulations relating to our industry.

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Our operations in China are governed by PRC laws and regulations. We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of December 31, 2024, we had obtained the licenses, permits and registrations from the PRC government authorities that are material and necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations.”

The Regulation on the Network Data Security Management was published by the State Council on September 24, 2024 and became effective on January 1, 2025. Under the Regulation on Network Data Security Management, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with the relevant provisions issued by the state. Where it is indeed necessary to provide an overseas party with important data collected and generated by a network data processor during its operation within the territory of the PRC, it shall be subject to the security assessment of outbound data transfer organized by the cyberspace administration of the state. On December 28, 2021, the CAC, together with other twelve PRC regulatory authorities, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services are subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before any public offering in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. As of December 31, 2024, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review in relation to our initial public offering. However, in connection with any future overseas capital markets activities, we cannot assure you that we will not be required to undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by mainland China authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end users, could have a material adverse effect on our business, financial condition and results of operations.”

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which became effective on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic enterprises, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three working days after the applications for such offerings are submitted. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules. In addition, we are required to submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. If we fail to complete the filing or reporting procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary Shares. We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under these measures and the supporting guidelines. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on October 19, 2023. In addition, as of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or regulatory objection from the CSRC with respect to our initial public offering and listing overseas. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on M&A and Overseas Listings.”

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

Our current auditor, Enrome LLP (“Enrome”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis and PCAOB can inspect Enrome. As of the date of this annual report, Enrome is not among the firms listed on the PCAOB Determinations issued in December 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act, and the value of our ordinary shares may significantly decline or become worthless. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.”

Selected Financial Data

The following selected consolidated statements of income and comprehensive income data for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheets data as of December 31, 2023 and 2024, and selected consolidated cash flows data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

The following table presents our selected consolidated statements of income and comprehensive income data for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Selected Consolidated Statements of income and Comprehensive Income Data:
Net revenues	766,571	1,473,958	1,063,409	145,686
Cost of revenues	(551,373)	(1,055,406)	(706,007)	(96,723)
Gross profit	215,198	418,552	357,402	48,963
Operating expenses:
General and administrative expenses	(47,733)	(108,376)	(86,261)	(11,818)
Research and development expenses	(79,868)	(157,543)	(168,616)	(23,100)
Selling and marketing expenses	(55,974)	(84,917)	(74,514)	(10,208)
Total operating expenses	(183,575)	(350,836)	(329,391)	(45,126)
Operating profit	31,623	67,716	28,011	3,837
Other income/(expenses):
Financial (expenses) income, net	63	(893)	(1,624)	(222)
Other income, net	4,130	3,478	3,531	484
Total other income, net	4,193	2,585	1,907	262
Income before income tax expense	35,816	70,301	29,918	4,099
Income tax benefit	595	7,880	10,167	1,393
Net income	36,411	78,181	40,085	5,492

The following table presents our selected consolidated balance sheets data as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	30,123	30,380	4,162
Short-term investments	-	2,803	384
Accounts receivable, net	28,144	61,059	8,365
Advance to suppliers, net	164,802	163,647	22,420
Prepaid expenses and other current assets	1,626	1,955	267
Total current assets	231,336	263,427	36,088
Non-current assets
Software and equipment, net	48,299	84,465	11,572
Deferred tax assets	12,103	22,270	3,051
Total liabilities	95,230	137,674	18,861
Total shareholders’ equity	196,592	265,578	36,384

The following table presents our selected consolidated cash flows data for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

Net cash (used in)/provided by operating activities	(15,120)	(36,408)	20,186	2,767
Net cash provided by /(used in) investing activities	16,819	(12,097)	(79,948)	(10,953)
Net cash provided by financing activities	3,418	29,422	60,746	8,322
Effect of exchange rate changes on cash, cash equivalents and restricted cash	148	(8)	454	60
Net increase/(decrease) in cash, cash equivalents and restricted cash:	5,265	(19,091)	1,438	196
Cash, cash equivalents and restricted cash at the beginning of year	44,049	49,314	30,223	4,141
Cash, cash equivalents and restricted cash at the end of year	49,314	30,223	31,661	4,337

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	We have a limited operating history under our current platforms and business model, which makes it difficult to evaluate our business and prospects, and any future changes to our business model could materially and adversely affect our business, financial condition and results of operations.

●	Our growth depends on our ability to attract and retain a large number of users, and the loss of our users, or failure to attract new users, could materially and adversely affect our business.

●	Because a substantial portion of the services we offer are recruitment services, if we fail to attract more corporate customers to our platforms, or if corporate customers decide to purchase less of our recruitment services for any reason, our revenues may stagnate or decline, and our business and prospects may be materially and adversely affected.

●	Because a significant portion of the services we offer are outsourcing services, a decline in the demand or the market for outsourcing services could materially and adversely affect our business, prospects, financial condition and results of operations.

●	Volatility in the financial and economic environment in the markets where we have operations could harm our business.

●	If the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall.

●	We face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations.

●	Our historical revenue growth should not be considered indicative of our future performance.

●	We have incurred negative cash flows in operating activities in the past and may incur operating losses in the future and may not maintain profitability.

●	We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

●	We may fail to successfully enter necessary or desirable strategic alliances or make acquisitions or investments, and we may not be able to achieve the anticipated benefits from these alliances, acquisitions or investments we make.

●	If we fail to maintain and improve the quality of our PaaS platforms, we may not be able to attract and retain users and corporate customers.

●	If our technology capabilities in AI, data analytics and blockchain fail to yield satisfactory results or fail to improve, our platforms may not be able to effectively match our users with suitable positions from corporate customers or to optimally recommend positions for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.

●	Our users may engage in intentional or negligent misconduct or other improper activities on our platforms or otherwise misuse our platforms, which may damage our brand image and reputation, our business and our results of operations.

●	If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

●	Our platforms contain open-source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platforms.

●	If we are unable to protect our users’ personal information, we could be exposed to data loss, litigation, and liability, and our reputation could be significantly harmed.

●	We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end users, could have a material adverse effect on our business, financial condition and results of operations.

●	We are subject to risks relating to our leased properties.

●	Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations.

●	There could be adverse legal, tax, and other consequences if users on our platforms were to be classified as our employees or dispatched employees instead of independent contractors.

●	Changes in laws and regulations related to the internet and fixed telecommunications or changes in the internet infrastructure and fixed telecommunications networks itself may diminish the demand for our services, and could have a negative impact on our business.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Risks Related to Doing Business in China

●	Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

●	The Chinese government has substantial oversight and influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Risks Related to Our Ordinary Shares

●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ordinary shares and make obtaining future debt or equity financing more difficult for us.

●	The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

●	We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ordinary shares and could diminish our cash reserves.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ordinary shares for return on your investment.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ordinary shares or ordinary shares to significant adverse U.S. federal income tax consequences.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We are a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

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

Our business includes recruitment services, outsourcing services and other services, while the recruitment services constitute our major source of revenue. Our recruitment serves are provided via our users of our PaaS platforms, who will recommend the job opportunities posted by our corporate customers to their acquaintances via their own private mobile social networks. Therefore, the size of our users, including both talent scouts and corporate customers, is critical to our success. As of December 31, 2024, we had approximately 780,320 active registered users on our proprietary platforms, Star Career and Columbus. We have experienced strong growth in the number of users on our platforms. The number of active registered users on both of our platforms grew by 22% from December 2023 to December 2024. However, we cannot guarantee that we will be able to achieve similar user growth in the future. For example, in our recruitment services, our corporate customers and users have many different ways to market their services and secure candidates, including meeting and contacting prospective candidates through other platforms and advertising to prospective candidates online or offline through other methods. Job seekers have similarly diverse options to find talent scouts, such as interacting with them directly through our platforms and finding talent scouts through other online or offline platforms. Any decrease in the attractiveness of our platforms relative to these other options available to talent scouts and job seekers could lead to decreased engagement on our platforms, which could result in a decrease in revenue on our platforms. If we fail to attract new professionals or our existing professionals decrease their use of or cease using our platforms, or the quality or types of services provided by our platforms are not satisfactory to the professionals, they may decrease their use of, or cease using, our platforms.

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

In 2022, 2023 and 2024, approximately 53.9%, 44.7% and 20.3% of our net revenues were generated from recruitment services for corporate customers, respectively. Corporate customers are by far the most important source of revenue for us, and attracting more corporate customers to our platforms is therefore of critical importance to us. Due to their contribution to our revenues and ability to spend, large businesses with sufficient funds would benefit us most as a revenue source, and we need to invest in developing and promoting products and services that meet their needs. Additionally, small- and mid-sized businesses may also be a source of corporate customers growth for us, as they have historically been underserved and usually lack direct access to a scaled user base and effective means to promulgate their businesses. We, however, cannot assure you that our efforts to reach to more corporate customers will convince more enterprise users to use our online recruitment platform. There is also no guarantee that our existing enterprise customers will continue to pay for our online recruitment services at the same frequency or price going forward, as competition or alternative means of job hunting may put pressure on the demand and pricing for our recruitment services. If we are not successful in expanding our corporate customer base or improving our monetization of corporate customers, our revenues may stagnate or decline, and our business and prospects may be materially and adversely affected.

Because a significant portion of the services we offer are outsourcing services, a decline in the demand or the market for outsourcing services could materially and adversely affect our business, prospects, financial condition and results of operations.

In 2022, 2023 and 2024, approximately 39.4%, 48.4% and 73.8% of the services we offer relate to outsourcing services, respectively. The market for our outsourcing services is at a relatively early stage of development in China. Many corporations are unfamiliar with these services and may not accept the value proposition of these service offerings. Processing, tracking, collecting and remitting funds to the applicable third parties are complex operations, and many companies may not trust us with their data. As such, companies may not be willing to use our services as significant functions and may instead choose to continue to perform such operations in-house. If, for any reason, the market for outsourcing services declines, including as a result of global economic conditions, automation, increased use of artificial intelligence, or otherwise, or if demand for these services slows or businesses satisfy their needs for these services through alternative means, the growth in the number of projects we receive may slow or decline and as a result our business, prospects, financial condition and results of operations could be materially and adversely affected. In addition, we rely on third-party sales agents and service providers, including technology service providers and industry experts, to source deals and deliver part of the outsourcing services. Failure by these providers, for any reason, to source deals or deliver their services in a timely and accurate manner could result in significant disruptions to our outsourcing operations, impact our customer relationships, harm our brand names and reputation, and result in significant penalties or liabilities to us.

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

We have experienced substantial growth in the past. Our net revenues increased by 92.3% from RMB766.6 million in 2022 to RMB1,474.0 million in 2023, and decrease by 27.9% from RMB1,474.0 million in 2023 to RMB1,063.4 million (US$145.7 million) in 2024. Our gross profits increased by 94.5% from RMB215.2 million in 2022 to RMB418.6 million in 2023, and decrease by 14.6% from RMB418.6 million in 2023 to RMB357.4 million (US$49.0 million) in 2024. Our expansion has placed and will continue to place, substantial demands on our managerial, financial, operational, IT, and other resources. In order to manage and support our growth, we must continue to improve our existing managerial, operational and IT systems, including our financial and management controls, and recruit, train and retain qualified management and other personnel. Our planned expansion will also require us to maintain consistent and high-quality services to ensure that our brand does not suffer as a result of any deviations, whether actual or perceived, in our service standards. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations or maintain our service standards. If we are unable to do so, our results of operations and financial condition may be materially and adversely affected.

We have incurred negative cash flows in operating activities in the past and may incur operating losses in the future and may not maintain profitability.

We incurred negative cash flows in operating activities for the amounts of RMB15.1 million and RMB36.4 million and cash inflow of RMB20.2 million (US$2.8 million) during the years ended December 31, 2022, 2023 and 2024, respectively, and we may incur operating losses in the foreseeable future. We expect to continue the development and expansion of our business, particularly to invest significantly in research and development related to artificial intelligence, data analytics and blockchain technologies, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot ensure that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

Due to the nature of our business and our limited operating history, we have a limited customer base and have depended on a small number of customers for a significant portion of revenues. For the years ended December 31, 2022, 2023 and 2024, we had 391, 582 and 463 corporate customers, respectively, and net revenues generated in relation to our five largest corporate customers in terms of contract amount accounted for approximately 23.3%, 15.9% and 23.6%, respectively. Our ability to maintain close relationships with our top customers is essential to the growth and profitability of our business. If we fail to retain these top customers in any particular period, or if a large customer enters into fewer engagements with us or fails to enter into any engagements with us, or if we fail to develop additional major customers, or if we fail to develop additional major customers, then our revenue could decline, which may adversely affect our business, financial condition, and results of operations.

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

The Regulation on the Network Data Security Management was published by the State Council on September 24, 2024 and became effective on January 1, 2025. Under the Regulation on Network Data Security Management, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with the relevant provisions issued by the state. Where it is indeed necessary to provide an overseas party with important data collected and generated by a network data processor during its operation within the territory of the PRC, it shall be subject to the security assessment of outbound data transfer organized by the cyberspace administration of the state.

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

We lease real properties in China from third parties primarily as office space. We have not registered any of our lease agreements for these properties with the PRC governmental authorities as required by PRC law. The failure to do so does not in itself invalidate the lease agreements, so we have not taken any actions to register our leased properties with the PRC governmental authorities or find alternative locations for our operations in the PRC. However, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities. As of the date of this annual report, five of our lease agreements had not been registered. We may be required by PRC government authorities to file these lease agreements for registration within a time limit, and may be subject to a maximum fine of RMB10,000 for each lease agreement which in aggregate amounted to RMB50,000 for the five unregistered lease agreements.

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

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property (which we have ownership or legal rights to use) as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete arrangements with our employees and others, to protect our proprietary rights. As of the date of this annual report, we have ten patents registered in the U.S. and nine patents registered in China, all in the areas of artificial intelligence, data analytics and blockchain technology, 68 registered trademarks, 75 registered copyrights, and ten registered domain names. In addition, as of the date of this annual report, we have eight additional patent applications that are pending in both the U.S. and China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

Our business operations depend on the continuing services of our senior management, particularly Mr. Howard Lee, our founder, chairman of the Board and CEO, and our other executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries in China, there is no assurance that any member of our management team will not join our competitors or form a competing business. Moreover, it is possible that our key employees, upon their departure, will join our competitors or start their own competing businesses, and may solicit certain of our current customers, which may adversely affect our business, financial results and daily operations. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes- Oxley Act of 2002 and the rules and regulations of the Nasdaq Stock Market. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements, we and our independent registered public accounting firm identified one material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of accounting staff and resources with appropriate knowledge of the U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements. This material weakness, if not remediated timely, may lead to misstatements in our consolidated financial statements in the future. Following the identification of this material weakness, we have taken and plan to continue to take remedial measures. See “Item 15. Controls and Procedures – (b) Management’s Annual Report on Internal Control over Financial Reporting - Internal Control over Financial Reporting.” We cannot assure you, however, that these measures may fully address this material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

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

In recent years, there have been outbreaks of epidemics globally. In addition to the impact of COVID-19 in recent years, our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of other widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, Ebola, or Zika or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the countries and regions we operate in could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition, results of operations and prospects. Our operations could be disrupted if any of our employees were suspected of having any of the epidemic illnesses, since this could require us to quarantine some or all of such. employees or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the Chinese or global economy in general. Our operations could also be severely disrupted if our clients, users or other participants were affected by such natural disasters, health epidemics or other outbreaks.

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

We have adopted an equity incentive plan and expect to grant share-based awards under our equity incentive plan, which will result in increased share-based compensation expenses.

We adopted our 2024 Equity Incentive Plan, or the 2024 Plan, in November 2024 to attract and retain best available personnel, provide additional incentives to employees, officers, directors and consultants and promote the success of our business. The maximum number of our ordinary shares which may be issued pursuant to all awards under the 2024 Plan is 11,800,000. As of the date of this annual report, we have not granted any awards under the 2024 Plan. We believe the grant of share incentive awards is of significant importance to our ability to attract and retain employees, and we may grant share incentive awards to employees in the future. As a result, we will incur expenses associated with share-based compensation, which may have an adverse effect on our results of operations and financial condition.

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

Our current auditor, Enrome LLP (“Enrome”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis and PCAOB can inspect Enrome. As of the date of this annual report, Enrome is not among the firms listed on the PCAOB Determinations issued in December 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act following our filing of an annual report on Form 20-F for the relevant fiscal year. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following our filing of an annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. If our ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Regulation on Network Data Security Management, are required for any of our future overseas offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for any of our future overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our future overseas offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from any of our future overseas offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future overseas offerings before settlement and delivery of the shares offered.

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

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted share units will be subject to PRC individual income tax. We have obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Risks Related to Our Ordinary Shares

If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our ordinary shares and make obtaining future debt or equity financing more difficult for us.

On January 15, 2025, we received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying us that we are currently not in compliance with the minimum bid price requirement (the “Minimum Bid Price Requirement”) set forth under Nasdaq Listing Rule 5550(a)(2) because the closing bid price of our ordinary shares was below US$1.00 per share for a period of 30 consecutive business days. The notification received had no immediate effect on the listing of our ordinary shares on Nasdaq, which will continue to trade uninterrupted on Nasdaq under the ticker “LGCL.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have a compliance period of 180 calendar days, or until July 15, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of our ordinary shares is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide us a written confirmation of compliance and the matter will be closed. If we do not regain compliance with the minimum bid price requirement within the Compliance Period, we may be eligible for additional time, assume the absence of other deficiencies.

We intend to monitor the closing bid price of our ordinary shares and will, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse stock split of our ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. There can be no assurance that we will be able to regain or maintain the compliance with the Nasdaq Listing Rules. If we fail to comply with the Bid Price Requirement or any other listing rules when required in the future, we could be subject to suspension and delisting proceedings. If our ordinary shares lose their status on The Nasdaq Capital Market, our ordinary shares would likely trade in the over-the-counter market. If our ordinary shares were to trade on the over-the-counter market, selling our ordinary shares could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our ordinary shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ordinary shares, further limiting the liquidity of our ordinary shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares. Such delisting from the Nasdaq and continued or further declines in our ordinary share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. As described above, the closing bid price of our ordinary shares dropped below US$1.00 per share and we are currently not in compliance with the Minimum Bid Price Requirement. The fluctuation in the trading price of our ordinary shares may continue to happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our income, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	our share repurchase program;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our ordinary shares and could diminish our cash reserves.

In August 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$6 million of our ordinary shares for up to a one-year period from August 8, 2024. As of the date of this annual report, we have repurchased 96,243 ordinary shares. Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ordinary shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase program could affect the price of our listed securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our ordinary shares. Furthermore, share repurchases could increase the volatility of the price of our ordinary shares and could diminish our cash reserves.

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

Based upon our current and projected income and assets and the market price of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law.”

In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Overview

We are the largest technology-driven online agent-centric human capital management service provider targeting professionals based on PaaS in China in terms of the number of active users in the human resources industry as of June 30, 2022 and total net revenues for the year ended December 31, 2021. As a company empowered by AI, data analytics, and blockchain technologies, we are committed to digitalizing and intellectualizing the entire human capital management process. We provide a platform to support trusted and private social networks of professionals, through which we provide services consisting of recruitment services, outsourcing services, and other services such as information technology services and training services. Our users are primarily professionals who work in human resources related functions. Our corporate customers are corporations with recruitment, training, sales leads generation and outsourcing demands. As of December 31, 2024, we had approximately 780,320 active registered users on our proprietary platforms, Star Career and Columbus, through which the users of our platforms will receive customized job recommendations and work as talent scouts to source suitable candidates for our corporate customers through their own trusted and private social network, as well as receive trainings and other value-added services.

For the years ended December 31, 2022, 2023 and 2024, our total revenue amounted to RMB766.6 million, RMB1,474.0 million and RMB1,063.4 million (US$145.7 million), respectively, representing an increase of 92.3% and a decrease of 27.9%, respectively. For the years ended December 31, 2022, 2023 and 2024, our gross profit amounted to RMB215.2 million, RMB418.6 million and RMB357.4 million (US$49.0 million), respectively, representing an increase of 94.5% and a decrease of 14.6%, respectively.

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

We have experienced rapid growth of active registered users. As of December 31, 2022, 2023 and 2024, we had approximately 431,220, 638,020 and 780,320 active registered users, respectively. We define active registered users as those who login to the application at least once within a 30-day period and who may engage in such activities as recommending job opportunities to their friends, providing us with information on which companies may have job openings that may potentially be our clients, or commenting or forwarding videos or articles generated on our network to their friends. Our business model is to help our clients who pay us the recruitment fees to look for qualified candidates who mostly are currently employed but are open to new job opportunities. As such, we do not approach active job seekers directly. When compared to those traditional recruitment firms who rely on their own in-house consultants to look for qualified candidates which will normally take an average of 30 to 60 days to close a job assignment, we only need less than half of the time required, since we use our patented technology and leverage big data to push the client’s job assignments only to those users who are also talent scouts acting as consultants and have suitable candidates in their networks. In addition, since the users already know the candidates in their friendship networks, it is normally much easier to convince the candidates to consider the job opportunities and be more active and cooperative in participating in the interview processes whereas a traditional recruitment firm uses in-house consultants to cold-call candidates who do not know each other, the efficiency is much lower than ours. Over 80% of our users remain active in a twelve-month period as of December 31, 2024, because our platform is useful for them to both make money by acting as a part-time talent scout or providing information to us on potential clients, and forward useful career development related contents developed by our platform to their friends via their social networks so that they can maintain an active linkage with their friends in a positive way, rather than posting rudimentary information or daily routines, many of which are uninteresting to their friends. Therefore, our users have high incentives to continue to use our platform in an active way.

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

Our agent-centric recruitment services are mainly carried out by means of permanent employment recruitment services and flexible employment recruitment services. For the years ended December 31, 2022, 2023 and 2024, net revenues from our recruitment services amounted to RMB413.0 million, RMB659.0 million and RMB216.1 million (US$29.6 million), respectively.

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

For the years ended December 31, 2022, 2023 and 2024, net revenues from our outsourcing services amounted to RMB301.9 million, RMB714.0 million and RMB785.1 million (US$107.6 million), respectively, representing a year-over-year growth of 136.5% and 10.0%, respectively.

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

Other Services

We launched other services as value-added services in August 2021, which include information technology services and training services. For the years ended December 31, 2022, 2023 and 2024, net revenues from our other services amounted to RMB51.6 million, RMB101.0 million and RMB62.2 million (US$8.5 million), respectively.

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

Taking the Certified Career Resources Planner (“CCRP”) certificate training program that is self-developed by us as an example. Users who are interested in taking the courses and receiving the certificate will enter into a CCRP certification service agreement with us, pursuant to which the user will pay a lump sum enrollment fee to us, which covers three stages of CCRP certification services, including but not limited to course material fees (profession and business related certification course materials, law and business related certification course materials, and finance and business related certification course materials), video classes, official account and enterprise WeChat one-on-one exclusive certification supervision services, examination and certification.

In the future, we intend to expand our training portfolio by offering courses in the areas of Industry Digitalization, Applied Artificial Intelligence in various industries, and Carbon-Neutral Initiatives and Carbon Emission Reduction Programs.

Our Technology

Our platform is empowered by our AI, machine learning, data analytics and blockchain technologies. Leveraging our extensive access to big data assets and AI tools, we are able to continuously optimize our products and services recommendation capabilities, personalize our user experience, refine our matching algorithm and monitor our service quality. Our patented technologies enable us to optimize the matching accuracy of services among providers and requestors, and to increase the transactions’ closing rates. As of the date of this annual report, we hold ten patents registered in the U.S. and nine patents registered in China, 68 registered trademarks, 75 registered copyrights, and ten registered domain names along with eight additional patent applications that are pending in the U.S. and China, all in the areas of artificial intelligence, data analytics and blockchain technologies.

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

Intellectual Property

We design, test and update our platforms regularly, and we have both developed our proprietary solutions in-house and outsourced to third party contractors. We have developed our infrastructure to be highly agile and scalable, allowing us to efficiently expand our platform and enter new market segments, with patent-compromising quality. As of the date of this annual report, we hold ten patents registered in the U.S. and nine patents registered in China, 68 registered trademarks, 75 registered copyrights, and ten registered domain names along with eight additional patent applications that are pending in the U.S. and China.

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

Regulations Relating to Foreign Investment

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Negative List, promulgated and as amended from time to time by the Ministry of Commerce of the PRC, or MOFCOM, and NDRC. The NDRC and the MOFCOM promulgated the 2021 Negative List on December 27, 2021, which took effect on January 1, 2022 and uniformly set forth the ownership requirements, requirements for senior executives, and other special administrative measures for the access of foreign investment, and requires that, any domestic enterprise engaging in businesses prohibited by the 2021 Negative List, to issue securities and list and trade shares overseas must obtain pre-approval consent from relevant competent regulators; overseas investors must not engage in the operation and management of the enterprise, and the percentage of foreign shareholding is subject to the relevant provisions in the administrative measures for domestic securities investments by foreign investors.

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

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which stipulate that, if the data have not been informed or publicly announced as important data by relevant PRC departments or regions, data processors are not required to apply for security assessment for cross-border provision of the data as important data. Besides, to provide data abroad under any of the following circumstances, a data processor shall apply to the national cyberspace administration for the security assessment of the outbound data transfer through the local provincial cyberspace administration: (i) where a critical information infrastructure operator provides personal information or important data abroad; or (ii) where any data processor other than a critical information infrastructure operator provides important data abroad or, as of January 1 of the current year, provides personal information (excluding sensitive personal information) of not less than 1 million people or sensitive personal information of not less than 10,000 people in aggregate to overseas parties. In case of any discrepancy between the Provisions on Promoting and Regulating Cross-border Data Flows and the relevant provisions such as the Security Assessment of Outbound Data Transfer, or the Data Transfer Measures promulgated on July 7, 2022 and the Measures on Standard Contracts for Cross-border Provision of Personal Information promulgated on February 22, 2023, the provisions under the Provisions on Promoting and Regulating Cross-border Data Flows shall prevail.

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

Regulations on PRC Value-Added Tax

According to the Interim Regulation of PRC on Value Added Tax promulgated by the State Council on December 13, 1993 and last revised on November 19, 2017, the value added tax (“VAT”) rate to be imposed on HR services shall be 6%.

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

E.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report.

Note:	(1)	Our founder, chairman of the Board, and CEO, Mr. Howard Lee, owns approximately 61.1% equity interest in our Company through his wholly owned company, HTL Lucky Holding Limited, as of the date of this annual report. 51job, Inc. owns approximately 18.2% equity interest in our Company and MLT Holding Limited owns approximately 7.1% equity interest in our Company as of the date of this annual report.
	(2)	The English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

We do not currently use, and have not used in the past, a variable interest entity structure. Lucas GC Limited is not a Chinese operation company but a Cayman Islands holding company with operations primarily conducted through its PRC subsidiaries.

F.	Property, Plant and Equipment

Our corporate headquarters are located in Beijing, China. As of December 31, 2024, the approximate gross floor area of our leased properties was 548 square meters in aggregate and we did not have self-held properties. We lease our premises from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are the largest technology-driven online agent-centric human capital management service provider targeting professionals based on PaaS in China in terms of the number of active users in the human resources industry as of June 30, 2022 and total net revenues for the year ended December 31, 2021. As a company empowered by AI, data analytics and blockchain technologies, we are committed to digitalizing and intellectualizing the entire human capital management process. We define active users as those who login to our proprietary platforms, Star Career and Columbus, at least once within a 30-day period. As of December 31, 2023 and December 31, 2024, we had approximately 638,020 and 780,320 active registered users, respectively. Through our proprietary platforms, Star Career and Columbus, the active registered users will receive customized job recommendations and work as talent scouts to source suitable candidates for our corporate customers through their own trusted and private social network, as well as receive trainings and other value-added services. We have developed into a comprehensive social network platform providing various services targeting professionals spanning multiple industries in China, including recruitment services, outsourcing services, information technology services and training services. Please see “Item 4. Information on the Company – B. Business Overview” for more details.

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

	For the years ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Net revenues:
Recruitment service	413,047	53.9	659,049	44.7	216,083	29,603	20.3
Outsourcing service	301,890	39.4	713,957	48.4	785,096	107,558	73.8
Others	51,634	6.7	100,952	6.9	62,230	8,525	5.9
Total revenues	766,571	100.0	1,473,958	100.0	1,063,409	145,686	100.0

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

Cost of revenues

The following table sets forth a breakdown of our cost of revenues both in absolute amount and as a percentage of our total net revenues for the periods presented:

	For the years ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Cost of revenues:
Recruitment service	316,724	41.3	513,390	34.8	132,657	18,174	12.4
Outsourcing service	200,962	26.2	476,474	32.3	529,963	72,605	49.8
Others	33,687	4.4	65,542	4.5	43,387	5,944	4.2
Total cost of revenues	551,373	71.9	1,055,406	71.6	706,007	96,723	66.4

Cost related to our recruitment services primarily consists of service fees paid to flexible workers, talent scouts, and other third-party service providers involved in the service process.

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

Gross profit and gross profit margin

Our gross profit is primarily affected by our ability to generate revenue and control cost. The following table sets forth the breakdown of our gross profit and gross profit margin by revenue streams for the periods indicated:

	For the years ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Gross profits:
Recruitment service	96,323	23.3	145,659	22.1	83,426	11,429	38.6
Outsourcing service	100,928	33.4	237,483	33.3	255,133	34,953	32.5
Others	17,947	34.8	35,410	35.1	18,843	2,581	30.3
Total gross profits	215,198	28.1	418,552	28.4	357,402	48,963	33.6

Operating expenses

Our operating expenses include general and administrative expenses, research and development expenses and selling and marketing expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total net revenues for the periods indicated:

	For the years ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Operating expenses
Selling and marketing expenses	55,974	7.3	84,917	5.8	74,514	10,208	7.0
General and administrative expenses	47,733	6.2	108,376	7.4	86,261	11,818	8.1
Research and development expenses	79,868	10.4	157,543	10.7	168,616	23,100	15.9
Total operating expenses	183,575	23.9	350,836	23.9	329,391	45,126	31.0

Selling and marketing expenses

Our selling and marketing expenses mainly consist of advertising expenses and market promotion expenses for promotional activities that directly contribute to new user growth and acquisition of customer leads. We expect our selling and marketing expenses will decrease align with our strategic transition from prioritizing revenue growth scale to driving value optimization through gross margin enhancement.

General and administrative expenses

Our general and administrative expenses mainly consist of (i) payroll expenses, (ii) users support operation expenses, (iii) rental and depreciation expenses related to general and administrative functions, (iv) professional service fees, (v) credit impairment losses and (vi) office and miscellaneous expenses. We will continue to seek to optimize the cost structure of our company to control the relative level of general and administrative expenses as a percentage of our net revenues.

Research and development expenses

Our research and development expenses mainly consist of (i) payroll expenses, (ii) technologies service expenses related to platform development and data analysis to support our business operations, and (iii) other expenses related to research and development functions. We believe that our continued investment in research and development is critical to our growth and expect that our research and development expenses will continue to increase in absolute amount as we seek to upgrade our PaaS platform and AI-enabled technologies to support the clients’ demand.

Other income, net

Other income, net consists of other non-operating income, net and financial expenses, net. Other non-operating income, net mainly consists of (i) additional deduction of VAT; (ii) investment income, proceeds of interest from maturities of short-term investments and (iii) income from disposal of subsidiaries. Financial expenses mainly consist of interest income and expense, bank charges and exchange gain or loss.

Results of Operations

For the years ended December 31, 2023 and 2024

The following tables set forth a summary of our consolidated results of operations, in absolute amount and as a percentage of our net revenues for the years ended December 31, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,					Variance
	2023		2024			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Total revenues	1,473,958	100.0	1,063,409	145,686	100.0	(410,549)	(27.9)
Cost of revenues	(1,055,406)	(71.6)	(706,007)	(96,723)	(66.4)	349,399	(33.1)
Gross profit	418,552	28.4	357,402	48,963	33.6	(61,150)	(14.6)
Operating expenses
Selling and marketing expenses	(84,917)	(5.8)	(74,514)	(10,208)	(7.0)	10,403	(12.3)
General and administrative expenses	(108,376)	(7.4)	(86,261)	(11,818)	(8.1)	22,115	(20.4)
Research and development expenses	(157,543)	(10.7)	(168,616)	(23,100)	(15.9)	(11,073)	7.0
Total operating expenses	(350,836)	(23.8)	(329,391)	(45,126)	(31.0)	21,445	(6.1)
Operating profit	67,716	4.6	28,011	3,837	2.6	(39,705)	(58.6)
Other (expenses) income
Financial income, net	(893)	(0.1)	(1,624)	(222)	(0.2)	(731)	81.9
Other income, net	3,478	0.2	3,531	484	0.3	53	1.5
Total other income, net	2,585	0.1	1,907	262	0.1	(678)	(26.2)
Income before income tax expense	70,301	4.7	29,918	4,099	2.7	(40,383)	(57.4)
Income tax benefit	7,880	0.5	10,167	1,393	1.0	2,287	29.0
Net income	78,181	5.2	40,085	5,492	3.7	(38,096)	(48.7)

Net revenues

Our net revenues decreased by approximately RMB410.5 million, or 27.9%, from RMB1,474.0 million for the year ended December 31, 2023 to RMB1,063.4 million (US$145.7 million) for the year ended December 31, 2024, primarily due to a decrease of net revenues from recruitment service. Our net revenues are presented net of business tax and surcharge. The following table sets forth a breakdown of our net revenues, each expressed in the absolute amount and as a percentage of our total net revenues, for the periods indicated:

	For the years ended December 31,					Variance
	2023		2024			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Net revenues:
Recruitment service	659,049	44.7	216,083	29,603	20.3	(442,966)	(67.2)
Outsourcing service	713,957	48.4	785,096	107,558	73.8	71,139	10.0
Others	100,952	6.9	62,230	8,525	5.9	(38,722)	(38.4)
Total revenues	1,473,958	100.0	1,063,409	145,686	100.0	(410,549)	(27.9)

Net revenues from recruitment services decreased by RMB443.0 million, or 67.2%, from RMB659.0 million for the year ended December 31, 2023 to RMB216.1 million (US$29.6 million) for the year ended December 31, 2024. The decrease was primarily due to the downturn in the market of recruitment demand confronted with economic uncertainty, and thus, customers became more inclined towards outsourcing services rather than traditional recruitment services. In response to the shift in the recruitment market, we took series of measures including transiting our strategic from prioritizing revenue scale expansion to improving our revenue quality and enhancing gross margin improvement.

Net revenues from outsourcing services increased by approximately RMB71.1 million, or 10.0%, from RMB714.0 million for the year ended December 31, 2023 to RMB785.1 million (US$107.6 million) for the year ended December 31, 2024. The increase was primarily driven by the increase of our corporate customers, which was attributable to (i) our continuing marketing efforts in business line expansion, (ii) the growing demands of customers to develop IT system to optimize the business processes and reduce labor cost, and (iii) our diversified products which can meet the needs of different customers.

Net revenues from other services decreased by RMB38.7 million, or 38.4%, from RMB101.0 million for the year ended December 31, 2023 to RMB62.2million (US$8.5 million) for the year ended December 31, 2024. The decrease was mainly due to the reduced client demand for information technology services under the uncertainty of economic.

Cost of revenues

Our cost of revenues decreased by approximately RMB349.4 million, or 33.1%, from RMB1,055.4 million for the year ended December 31, 2023 to RMB706.0 million (US$96.7 million) for the year ended December 31, 2024, which was mainly in line with the decrease of revenues. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total net revenues, for the periods indicated.

	For the years ended December 31,					Variance
	2023		2024			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Cost of revenues:
Recruitment service	513,390	34.8	132,657	18,174	12.4	(380,733)	(74.2)
Outsourcing service	476,474	32.3	529,963	72,605	49.8	53,489	11.2
Others	65,542	4.5	43,387	5,944	4.2	(22,155)	(33.8)
Total cost of revenues	1,055,406	71.6	706,007	96,723	66.4	(349,399)	(33.1)

Cost related to recruitment services decreased by approximately RMB380.7 million, or 74.2%, from RMB513.4 million for the year ended December 31, 2023 to RMB132.7 million (US$18.2 million) for the year ended December 31, 2024, primarily due to the decrease of revenues in recruitment service.

Cost related to outsourcing services increased by approximately RMB53.5 million, or 11.2%, from RMB476.5 million for the year ended December 31, 2023 to RMB530.0 million (US$72.6 million) for the year ended December 31, 2024, primarily attributable to the increase in cost paid to workers and third-party services providers engaged in the solution process, generally in line with our revenue growth in outsourcing services.

Cost related to other services decreased by approximately RMB22.2 million, or 33.8%, from RMB65.5 million for the year ended December 31, 2023 to RMB43.4 million (US$5.9 million) for the year ended December 31, 2024, primarily in line with the decrease in other services.

Gross profits and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of their corresponding revenues for the periods indicated.

	For the years ended December 31,					Variance
	2023		2024			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Gross profits:
Recruitment service	145,659	22.1	83,426	11,429	38.6	(62,233)	(42.7)
Outsourcing service	237,483	33.3	255,133	34,953	32.5	17,650	7.4
Others	35,410	35.1	18,843	2,581	30.3	(16,567)	(46.8)
Total gross profits	418,552	28.4	357,402	48,963	33.6	(61,150)	(14.6)

As a result of the foregoing, we recorded a gross profit of RMB418.6 million and RMB357.4 million (US$49.0 million) for the years ended December 31, 2023 and 2024, respectively. Moreover, our strategic transit from pursuing revenue scale expansion to driving value optimization through gross margin enhancement, attributable to gross profit margin increase from 28.4% to 33.6% in 2023 and 2024, respectively.

Operating expenses

Our operating expenses decreased from RMB350.8 million for the year ended December 31, 2023 to RMB329.4 million (US$45.1 million) for the year ended December 31, 2024, representing a decrease of 6.1%, primarily due to the following:

General and administrative expenses

Our general and administrative expenses decreased by 20.4% from RMB108.4 million for the year ended December 31, 2023 to RMB86.3 million (US$11.8 million) for the year ended December 31, 2024, which was primarily due to (i) a decrease of RMB17.2 million (US$2.4 million) in Certified Career Resources Planner Certificate user support operation expenses as the user number increased and more experts from various industries were invited to maintain activity level of users; (ii) a decrease in allowance of credit losses of RMB15.3 million (US$2.1 million); and offset by an increase in professional expenses of RMB10.9 million(US$1.5 million) regarding the compliance service as a listed company.

Research and development expenses

Our research and development expenses increased by 7.0% from RMB157.5 million for the year ended December 31, 2023 to RMB168.6 million (US$23.1 million) for the year ended December 31, 2024, resulting from the continuous investments in AI-enabled technologies including Generative Pre-trained Transformer and related artificial intelligence generated content technologies, and investments in our proprietary platforms, Star Career and Columbus, which gave us a cutting edge in business expansion and market competition. With the advent of the AI era, we are committed to maintaining a high level of investment in research and development, which is expected to further boost the proportion of research and development expenses to our total net revenues.

Selling and marketing expenses

Our selling and marketing expenses decreased by 12.3% from RMB84.9 million for the year ended December 31, 2023 to RMB74.5 million (US$10.2 million) for the year ended December 31, 2024, which was mainly due to our strategic transition from pursuing revenue scale expansion to driving value optimization through gross margin enhancement, and thus we optimized our promotional activities to more accurately target potential customers’ requirement.

Other income, net

Total other income, net decreased by 26.2% from RMB2.6 million for the year ended December 31, 2023 to RMB1.9 million (US$0.3 million) for the year ended December 31, 2024.

Our other non-operating income, remained stable of both approximately RMB3.5 million (US$0.5 million) for the year ended December 31, 2023 and 2024.

Financial expenses mainly consist of interest income and expense, bank charges and exchange gain or loss. Our financial expenses, changed from RMB0.9 million for the year ended December 31, 2023 to RMB1.6 million (US$0.2 million) for the year ended December 31, 2024 primarily due to the increased bank interest expenses.

Income taxes

Our income tax benefits were RMB7.9 million and RMB10.2 million (US$1.4 million) for the years ended December 31, 2023 and 2024, respectively. This increase was primarily attributable to the increase of recognized deferred tax assets for net operating loss carry forward due to the additional deduction of research and development expenses.

Net income

As a result of the foregoing, our net income decreased by RMB38.1 million, from RMB78.2 million for the year ended December 31, 2023 to RMB40.1 million (US$5.5 million) for the year ended December 31, 2024.

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

	For the years ended December 31,					Variance
	2022		2023			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Total revenues	766,571	100.0	1,473,958	207,603	100.0	707,387	92.3
Cost of revenues	(551,373)	(71.9)	(1,055,406)	(148,651)	(71.6)	(504,033)	91.4
Gross profit	215,198	28.1	418,552	58,952	28.4	203,354	94.5
Operating expenses
Selling and marketing expenses	(55,974)	(7.3)	(84,917)	(11,960)	(5.8)	(28,943)	51.7
General and administrative expenses	(47,733)	(6.2)	(108,376)	(15,264)	(7.4)	(60,643)	127.0
Research and development expenses	(79,868)	(10.4)	(157,543)	(22,189)	(10.7)	(77,675)	97.3
Total operating expenses	(183,575)	(23.9)	(350,836)	(49,413)	(23.8)	(167,261)	91.1
Operating profit	31,623	4.2	67,716	9,539	4.6	36,093	114.1
Other (expenses) income
Financial (expenses) income, net	63	—	(893)	(126)	(0.1)	(956)	(1,517.5)
Other income, net	4,130	0.5	3,478	490	0.2	(652)	(15.8)
Total other income, net	4,193	0.5	2,585	364	0.1	(1,608)	(38.3)
Income before income tax benefit	35,816	4.7	70,301	9,903	4.7	34,485	96.3
Income tax benefit	595	0.1	7,880	1,110	0.5	7,285	1,224.4
Net income	36,411	4.8	78,181	11,013	5.2	41,770	114.7

Net revenues

Our net revenues increased by approximately RMB707.4 million, or 92.3%, from RMB766.6 million for the year ended December 31, 2022 to RMB1,474.0 million for the year ended December 31, 2023, primarily attributable to a surge increase of net revenues from both outsourcing services and recruitment service. Our net revenues are presented net of business tax and surcharge. The following table sets forth a breakdown of our net revenues, each expressed in the absolute amount and as a percentage of our total net revenues, for the periods indicated:

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

Net revenues from recruitment services increased by approximately RMB246.0 million, or 59.6%, from RMB413.0 million for the year ended December 31, 2022 to RMB659.0 million for the year ended December 31, 2023. The increase was primarily attributable to that the Chinese government lifted the control on Covid-19 and economy started to recover. The operation-suspended entities re-commenced their business and the accumulated labor needs during lock-down were released, leading to the increased net revenues. Industry such as accommodation and catering, leasing and business services experienced notable growth. The recovery of these industries required a substantial workforce, thereby increasing the demand for recruitment services.

Net revenues from outsourcing services increased by approximately RMB412.1 million, or 136.5%, from RMB301.9 million for the year ended December 31, 2022 to RMB714.0 million for the year ended December 31, 2023. The increase was primarily driven by the increase of our corporate customers, which was attributable to (i) our continuing marketing efforts in business line expansion; (ii) the growing demands of corporate customers to develop IT system to optimize the business processes and reduce labor cost; and (iii) our diversified products can meet the needs of different customers.

Net revenues from other services increased by RMB49.3 million, or 95.5%, from RMB51.6 million for the year ended December 31, 2022 to RMB101.0 million for the year ended December 31, 2023. The increase was mainly because of the business expansion on insurance data collection and promotion services.

Cost of revenues

Our cost of revenues increased by approximately RMB504.0 million, or 91.4%, from RMB551.4 million for the year ended December 31, 2022 to RMB1,055.4 million for the year ended December 31, 2023, primarily attributable to the increase in cost related to recruitment services and outsourcing services as a result of our business growth. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the net revenues, for the periods indicated.

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

Cost related to recruitment services increased by approximately RMB196.7 million, or 62.1%, from RMB316.7 million for the year ended December 31, 2022 to RMB513.4 million for the year ended December 31, 2023, primarily attributable to the increase in cost paid to flexible workers, talent scouts and other third-party services providers, generally in line with our revenue growth in recruitment services.

Cost related to outsourcing services increased by approximately RMB275.5 million, or 137.1%, from RMB201.0 million for the year ended December 31, 2022 to RMB476.5 million for the year ended December 31, 2023, primarily attributable to the increase in cost paid to workers and third-party services providers engaged in the solution process, generally in line with our revenue growth in outsourcing services.

Cost related to other services increased by approximately RMB31.9 million, or 94.6%, from RMB33.7 million for the year ended December 31, 2022 to RMB65.5 million for the year ended December 31, 2023, primarily attributable to the increase in cost paid to workers in preparation of expansion on insurance data collection and promotion services, generally in line with our revenue growth in other services.

Gross profits and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of their corresponding revenues for the periods indicated.

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

As a result of the foregoing, we recorded a gross profit of RMB215.2 million and RMB418.6 million for the years ended December 31, 2022 and 2023, respectively, representing gross profit margin of 28.1% and 28.4% in 2022 and 2023, respectively.

Operating expenses

Our operating expenses increased from RMB183.6 million for the year ended December 31, 2022 to RMB350.8 million for the year ended December 31, 2023, representing a year-over-year increase of 91.1%, primarily due to the following:

General and administrative expenses

Our general and administrative expenses increased by 127.0% from RMB47.7 million for the year ended December 31, 2022 to RMB108.4 million for the year ended December 31, 2023, which was primarily attributable to an increase of RMB60.1 million in Certified Career Resources Planner Certificate user support operation expenses as the user number increased and more experts from various industries were invited to maintain activity level of users; offset by an increase in productivity of operations resulting in a decrease of RMB7.9 million in professional service fee.

Research and development expenses

Our research and development expenses increased by 97.3% from RMB79.9 million for the year ended December 31, 2022 to RMB157.5 million for the year ended December 31, 2023, which was primarily attributable to (i) an increase of RMB74.0 million in technologies services expenses resulting from the continuous investments in AI-enabled technologies including Generative Pre-trained Transformer (GPT) and related artificial intelligence generated content technologies (AIGC), and investments in our proprietary platforms, Star Career and Columbus, which gave us a cutting edge in business expansion and market competition; and (ii) a total increase of RMB3.4 million in other expenses related to research and development functions.

Selling and marketing expenses

Our selling and marketing expenses increased by 51.7% from RMB56.0 million for the year ended December 31, 2022 to RMB84.9 million for the year ended December 31, 2023, as a result of continuous investment in brand promotion of our proprietary platforms, Star Career and Columbus for promotion activities that directly contribute to new user growth and acquisition of customer leads.

Other income, net

Total other income, net decreased by 38.3% from RMB4.2 million for the year ended December 31, 2022 to RMB 2.6 million for the year ended December 31, 2023.

Our other non-operating income, net increased from approximately RMB4.1 million for the year ended December 31, 2022 to approximately RMB3.5 million for the year ended December 31, 2023, which was primarily attributable to the increased additional VAT deduction.

Financial expenses mainly consist of interest income and expense, bank charges and exchange gain or loss. Our financial expenses, changed from RMB62,777 for the year ended December 31, 2022 to financial income of RMB0.9 million for the year ended December 31, 2023 primarily due to the increased bank interest expenses.

Income taxes

Our income tax benefits were RMB0.6 million and RMB7.9 million for the years ended December 31, 2022 and 2023, respectively. This increase was primarily attributable to the increase of recognized of deferred tax assets for net operating loss carry forward due to the additional deduction of research and development expenses.

Net income

As a result of the foregoing, our net income increased by RMB41.8 million, from RMB36.4 million for the year ended December 31, 2022 to RMB78.2 million for the year ended December 31, 2023.

B.	Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt financings and capital contributions from our existing shareholders.

We had cash and cash equivalents of RMB30.1 million and RMB30.4 million (US$4.2 million), and restricted cash of RMB0.1 million and RMB1.3 million (US$0.2 million ) as of December 31, 2023 and 2024, respectively. Our working capital was approximately RMB125.9 million (US$17.2 million) as of December 31, 2024. The cash and cash equivalents and restricted cash disaggregated by currency denomination are as follows:

	As of December 31, 2023		As of December 31, 2024
	Amount	RMB equivalent	Amount	RMB equivalent
	(In thousands)
Cash, cash equivalents and restricted cash:
RMB	30,014	30,014	6,802	6,802
USD	-	2	1,961	14,312
HKD	118	107	9,859	9,266
Restricted cash:
USD	14	100	-	-
RMB	-	-	1,281	1,281
Total		30,223		31,661

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

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our subsequent offerings to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We are able to use all of the net proceeds from this offering for investment in our PRC operations by funding our PRC subsidiary through capital contributions, which is not subject to any statutory limit on the amount under PRC laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Foreign Exchange.” We expect approximately 20% of the net proceeds from this offering to be used to fund operations of our offshore subsidiaries and 80% of the net proceeds to be used to fund operations of our subsidiaries in the PRC in the form of RMB. Therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Cash Flows

For the years ended December 31, 2022, 2023 and 2024

	For the years ended December 31,				Variances
	2022	2023	2024		Amount	Percentage
	RMB	RMB	RMB	US$	RMB	%
	(In thousands, except for percentages)
Net cash (used in)/provided by operating activities	(15,120)	(36,408)	20,186	2,767	56,594	(155.4)
Net cash provided by /(used in) investing activities	16,819	(12,097)	(79,948)	(10,953)	(67,851)	560.9
Net cash provided by financing activities	3,418	29,422	60,746	8,322	31,324	106.5
Effect of exchange rate changes on cash, cash equivalents and restricted cash	148	(8)	454	60	462	(5,775.0)
Net increase/(decrease) in cash, cash equivalents and restricted cash:	5,265	(19,091)	1,438	196	20,529	(107.5)
Cash, cash equivalents and restricted cash at the beginning of year	44,049	49,314	30,223	4,141	(19,091)	(38.7)
Cash, cash equivalents and restricted cash at the end of year	49,314	30,223	31,661	4,337	1,438	4.8

Operating activities

For the year ended December 31, 2024, our net cash provided by operating activities was RMB20.2 million (US$2.8 million), which was primarily attributable to (i) net income of RMB40.1 million (US$5.5 million), primarily adjusted for depreciation of software and equipment of RMB8.5 million (US$1.2 million), reversal of credit losses of RMB3.6 million (US$0.5 million), gain on disposal of subsidiaries of RMB1.0 million(US$0.1 million), and amortization of right-of-use assets of RMB0.3 million (US$0.05 million); (ii) an increase of accounts payable of RMB12.1 million (US$1.7 million) due to the extension of payment term; and (iii) an increase of contract liabilities of RMB2.4 million (US$0.3 million) due to less recognition of contract obligation with advance payments, offset by (i) a net increase in accounts receivable of RMB28.6 million(US$3.9 million), primarily due from two major customers with longer credit term granted to secure closer long-term cooperations, and (ii) a net increase in deferred tax assets of RMB10.2 million (US$1.4 million) as we expanded R&D investment for new products, which further increased the net operating losses carrying forward.

For the year ended December 31, 2023, our net cash used in operating activities was RMB36.4 million, which was primarily attributable to (i) net income of RMB78.2 million, adjusted for depreciation of software and equipment of RMB4.3 million, provision for credit losses of RMB11.7 million, and amortization of right-of-use assets of RMB0.7 million; (ii) a net increase of advance to supplier of RMB125.4 million, and decrease of accounts payable of RMB51.8 million, due to the increase of prepayment for technology outsourcing service, recruitment service and brand promotion as market demand recovery; (iii) a decrease in contract liabilities of RMB11.2 million due to less recognition of contract obligation with advance payments; (iv) an increase in deferred tax assets, net of RMB7.9 million as we expanded R&D investment for new products; offset by a decrease of accounts receivable of RMB63.7million due to collection from customers.

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

Investing activities

For the year ended December 31, 2024, our net cash used in investing activities was RMB79.9 million (US$11.0 million), which was primarily due to (i) purchase of software and equipment of RMB44.7 million (US$6.1 million); (ii) purchase of short-term investments of RMB2.8 million (US$0.4 million) and (iii) purchase of research development of RMB32.5 million(US$4.5 million).

For the year ended December 31, 2023, our net cash used in investing activities was RMB12.1 million, which was primarily attributable to purchase of software and equipment of RMB12.1 million.

For the year ended December 31, 2022, our net cash provided by investing activities was RMB16.8 million, which was primarily attributable to sales of short-term investments of RMB82.3 million, offset by (i) purchases of short-term investment of RMB52.2 million and (ii) purchase of software and equipment of RMB13.7 million.

Financing activities

For the year ended December 31, 2024, our net cash provided by financing activities was RMB60.7 million (US$8.3 million), which was primarily attributable to (i) proceeds from short-term borrowings of RMB90.3 million (US$12.4 million); (ii) sale of public shares through public offering of RMB38.5 million(US$5.3 million); offset by (iii) repayment of short-term borrowing of RMB62.2 million(US$8.5 million);(iv) payments of offering costs related to initial public offering of RMB2.7 million(US$0.4 million); (v) payments of offering costs related to followed-on offering of RMB2.3 million(US$0.3 million).

For the year ended December 31, 2023, our net cash provided by financing activities was RMB29.4 million, which was primarily attributable to proceeds from proceeds from short-term borrowings of RMB63.3 million, and offset by repayments of short-term borrowings of RMB29.8 million, and payment for deferred offering cost of RMB4.0 million.

For the year ended December 31, 2022, our net cash provided by financing activities was RMB3.4 million, which was primarily attributable to proceeds from short-term borrowings of RMB9.1 million, repayments of short-term borrowings of RMB3.1 million, and payment for deferred offering cost of RMB2.5 million.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatening against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

We made capital expenditures of RMB13.7 million, RMB12.1 million and RMB44.7 million (US$6.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Our capital expenditures consisted primarily of expenditures related to software and equipment to support our platform-based operation. We plan to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

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

Contractual Obligations

	Payments due by period
	Total	Within one year	Within 1-3 years	Total	Within one year	Within 1-3 years
	(In RMB thousands)			(In USD thousands)
Bank borrowings	67,470	67,470	-	9,243	9,243	-
Operating lease payment	573	473	100	79	65	14
Total	68,043	67,943	100	9,322	9,308	14

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024, were an increase of 1.8%, 2.0%, and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Hong Kong

Our subsidiaries, Lucas Star Global Limited and Lucas GC Limited (HK) are incorporated in Hong Kong and are subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first two million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2 million will be taxed at 16.5%. Additionally, upon payments of dividends to our shareholders, no HK withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Lucas Group China Limited (“Lucas China”) and Luogaoshi Technology (Beiijng) Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning from October 2017 and November 2018, respectively, and renewing the HNTE in December 2020 and December 2021, respectively. Lucas China renewed its HNTE in November 2023. The certificate is valid for three years.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim an additional tax deduction amounting to 75% or 100% of qualified R&D expenses incurred in determining its tax assessable profits for that year (“Super Deduction”). The additional deduction of 100% or 75% of qualified R&D expenses can only be claimed directly in the annual EIT filling and subject to the approval from the relevant tax authorities.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company — B. Business Overview — Our Technology.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) allowance for credit losses for accounts receivable; (ii) useful lives of software; (iii) valuation allowance of deferred tax assets, and (iv) valuation of redeemable preferred shares of non-controlling interest.

Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when we have provided services to customers and we have an unconditional right to consideration. We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our estimation of allowance for credit losses considers factors such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

We recognized allowance of credit losses of RMB0.1 million, RMB11.5 million and reversal of credit losses of RMB3.6 million (US$0.5 million) for accounts receivable for the years ended December 31, 2022, 2023 and 2024. A 10% increase or reversal in our credit impairment losses would have decreased our net income before tax by 0.0%, 1.5% for the years ended December 31, 2022 and 2023 and increased our net income before tax by 1.2% for the year ended December 31, 2024, respectively.

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

Permanent employment recruitment services

We enter into contracts with corporate customers to provide permanent employment services. We identify one performance obligation in permanent employment services, which is to place a qualified and acceptable employee in accordance with customer specifications. The probation period of the candidate is typically three months, a period for the customer to evaluate and confirm the acceptance of candidate replacement. During the probation period, the customer is entitled to request candidate replacement if dissatisfaction of the performance of candidate cannot be resolved after all means implemented, and we also keep close track of the performance of the candidate to see if they meet the customer’s defined standard, and deals with the customer’s feedback or complaint about the performance of candidate. Upon the completion of the probation period, the customer accepts the qualified candidate and we have fulfilled our obligation of permanent candidate placement. Hence, revenue from permanent employment services is recognized at a point in time when the candidate passes the probation period.

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

As of December 31, 2022, 2023 and 2024, we recognized valuation allowance of deferred tax assets of RMB3.4 million, RMB3.0 million and RMB10.2 million (US$1.4 million), respectively.

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

Directors and Executive Officers	Age	Position
Howard Lee	56	Founder, Chairman of the Board and CEO
Brian Lin	41	CFO
Harry Tang	41	CTO
Wang-chan Wong	70	Director
Jeremy Wegerer	54	Independent Director
Stanley Ho	57	Independent Director
Michael Carter	79	Independent Director

Mr. Howard Lee has been our chairman of the board of directors since 2022. He is also our chief executive officer. From 2016 to present, he has been the CEO in our operating subsidiary in China, Lucas Group China Limited. From 2010 to 2016, Mr. Lee worked at Western Digital Corporation, most lately as the vice president of corporate development. From 2008 to 2010, Mr. Lee worked at Sun Microsystems Inc. as the general manager of Asian operations of its SUN Equity Partners Program. From 2003 to 2005, Mr. Lee worked for Alcatel Corporation as the general manager of APAC enterprise data business unit and CEO of one of its joint ventures in China, and prior to expatriating to Asia, Mr. Lee worked in the U.S. for Alcatel Corporation as Director of Strategy from 2000 to 2002 and in Xylan Corporation (acquired by Alcatel) as Financial Planning Manager from 1997 to 2000. Mr. Lee holds ten U.S. patents and nine Chinese patents, all in the areas of Artificial Intelligence, Data Analytics and Blockchain. Mr. Lee is also a Chartered Financial Analyst, or CFA, charter holder and received his charter in 2000. Mr. Lee received a bachelor’s degree in Chemical Engineering (Systems Process Engineering) in 1991 and a master’s degree in Civil Engineering (Environmental Modeling and Systems) in 1993, both from the University of California at Los Angeles (UCLA), and a master’s degree in Engineering and Management (Strategy in High Tech Companies) in 1995 from Stanford University.

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

Dr. Wang-chan Wong has served as our director since March 2024. Dr. Wang-chan Wong has been serving as the IP consultant to Lucas GC Limited (HK) since August 2020. He has also served as the founder, ex-CEO, chairman, and director of KBQuest Group, a global IT service provider with offices in Hong Kong, Shanghai and the U.S. He was a technical advisor to Pacific Software Inc., a Canadian company listed on OTC, focusing on Blockchain-as-a-Service platform to support international trade, and Wearable Health Solutions, another OTC listed company focusing on healthcare wearable devices and monitoring services. He was an advisor to California Institute of Food and Agricultural Research at the University of California Davis from 2014 to 2019. He served as an Executive Director of Asia Commercial Holdings, a public company listed in the Hong Kong Stock Exchange from 2001 to 2005. He also served on the board of ACT 360, a public company listed in the TSX Venture Toronto from 2005 to 2012. Dr. Wong is a tenured professor of computer science and a tenured professor of information systems at California State University with over 35 years of teaching and academic research in Computer Science and in Information Systems. He has published 45 papers in prestigious journals and presented many of them in international conferences. He holds 11 U.S. patents and nine Chinese patents. Dr. Wong received his bachelor’s degree of Business Administration (with honor) from the Chinese University of Hong Kong, and his master’s degree in Business and master’s degree in Computer Science and Ph.D. in Computer Science from University of California at Irvine.

Mr. Jeremy Wegerer has been our independent director since 2022. Mr. Wegerer is a certified public accountant with more than ten years of financial accounting experience in China and the U.S. Before joining us, Mr. Wegerer spent 15 years working as a pioneer in digital education and PaaS industry. Since 2007, he has been serving as the managing director in Greater China operations of Reallyenglish, a certified digital education publisher providing English training courseware and services in the cloud to markets worldwide. From 2006 to 2007, he also worked as the business development director in Bleum Software Development Corp., which is a certified provider of software services specializing in dedicated offshore development centers. From 2002 to 2003, Mr. Wegerer worked as the vice president on China operations in KBQuest Group, Inc, a U.S. based IT service provider. He also worked as the director of the product development from 2000 to 2001 and deputy general manager from 2000 to 2000 of Tianjin branch, respectively, in Meetworldtrade, a leading online B2B trading company based in Shanghai. He served as an accountant in Copyright, Inc. from 1995 to 1997, an accounting analyst in Tran Union from 1994 to 1995, and a senior accountant in PSI, Inc. from 1992 to 1994. Mr. Wegerer has also been actively involved in charitable activities with a focus on public health and education. Mr. Wegerer received a bachelor’s degree in Accounting at Northern Illinois University in 1992. Mr. Wegerer also received a master’s degree in Classical Chinese Literature at University of Colorado at Boulder in 2006.

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

B.	Compensation

For the year ended December 31, 2024, we paid an aggregate of approximately RMB1.3 million (US$0.2 million) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Clawback Policy

In April 2024, we adopted a clawback policy in compliance with the SEC rules and the Nasdaq Stock Market listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement. See Exhibit 97.

Outstanding Equity Awards at Fiscal Year-End

We adopted our 2024 Plan in November 2024, to attract and retain best available personnel, provide additional incentives to employees, officers, directors and consultants and promote the success of our business.

Set forth below is a summary of the key terms of the Plan:

Authorized Shares. Under the Plan, the maximum number of ordinary shares authorized is 11,800,000.

Type of Awards. The Plan permits the awards of options, restricted shares, and local awards.

Plan Administration. Our board of directors or a committee which will be constituted according to the applicable laws administers the Plan (the “Administrator”). The Administrator may delegate limited authority over the day-to-day administration of the Plan to other subcommittees or specified officers. Under the Plan, the Administrator has the authority to, among other things, determine fair market value, determine the eligibility for participants, select the service providers to whom awards may be granted, determine the type and number of shares or shares unit to be covered by each award granted under the Plan, approve forms of award agreements under the Plan, determine the terms and conditions of any award granted under the plan, including the vesting schedule, vesting conditions, the time or times when awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, cancellation or repurchase restrictions.

Eligibility. Our employees, officers, directors and consultants are eligible to participate in the Plan.

Plan Amendment or Termination. The Administrator may at any time amend, alter, suspend or terminate this Plan.

As of the date of this annual report, we have not granted any awards under the 2024 Plan. As of the date of this annual report, none of our directors, executive officers and employees held any awards of our Company.

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

We had 245, 361 and 319 full time employees, permanent and contractors included, respectively, as of December 31, 2022, 2023 and 2024, all of whom are based in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

Function	As of December 31, 2024
	Number	% of Total Employees
Research and Development	106	33.2%
Sales and Marketing	68	21.3%
Operations	126	39.5%
General Administration	19	6.0%
Total	319	100.0%

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

The percentage of beneficial ownership of our ordinary is based on 79,467,057 ordinary shares issued and outstanding (excluding 96,243 ordinary shares repurchased as treasury shares) as of the date of this annual report. See “— B. Compensation” of this subsection for more details on options and restricted shares granted to our directors and executive officers.

	Number of ordinary shares	Percentage of beneficial ownership
Directors and Executive Officers*
Howard Lee (1)	48,555,354	61.1%
Brian Lin	—	—
Harry Tang	—	—
Wang-chan Wong	—	—
Jeremy Wegerer	—	—
Stanley Ho	—	—
Michael Carter	—	—
All Directors and Executive Officers as a Group	48,555,354	61.1%
Principal Shareholders:
HTL Lucky Holding Limited (1)	48,555,354	61.1%
51job, Inc. (2)	14,498,220	18.2%
MLT Holding Limited (3)	5,622,947	7.1%

Notes:

*	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by 79,467,057, being the number of ordinary shares issued and outstanding as of the date of this annual report.
**	For each person or group included in this column, percentage of total voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.
†	Except as otherwise indicated below, the business address of our directors and executive officers is Room 5A01, 4th Floor, Air China Building, Xiaoyun Road, Sanyuanqiao, Chaoyang District, Beijing 100027, China.

(1)	Represents 48,555,354 ordinary shares held by HTL Lucky Holding Limited, a British Virgin Islands company, which is a wholly owned subsidiary of HTL Star Holding Limited. HTL Star Holding Limited is wholly owned by Mr. Howard Lee. The registered address of HTL Lucky Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(2)	Represents 14,498,220 ordinary shares held by 51job, Inc., a Cayman Islands company. The only natural person who has over 5% voting or dispositive power with respect to the shares held by 51job, Inc. is Mr. Rick Yan, who indirectly owns less than 10% in our Company. The registered address of 51job, Inc. is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009.

(3)	Represents 5,622,947 ordinary shares held by MLT Holding Limited, a British Virgin Islands company. MLT Holding Limited is wholly owned by Ms. Luting Meng. The registered address of MLT Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

The Company had the following significant related party transactions for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Technology services received from: Beagledata (i)	1,480	-	-

Recruitment services provided to: Beagledata (ii)	9,697	7,417	3,887

Outsourcing services provided to: Beagledata	-	566	-

(i)	Beagledata provided technology services for the year ended December 31, 2022, and the Company recorded it as research and development expenses in the consolidated statements of income and comprehensive income.

(ii)	The Company provided recruitment services to Beagledata, including flexible staffing services and permanent recruitment services for the years ended December 31, 2022, 2023 and 2024.

Balances with related parties:

Balances with related parties consisted of the following for the periods indicated:

	As of December 31,
	2022	2023	2024
	RMB
Amounts due to related parties:
Beagledata (i)	2,120	2,479	1,400
Mr. Howard Lee (ii)	36	618	2,300
Total	2,156	3,097	3,700

(i)	As of December 31, 2022, 2023 and 2024, amounts due to Beagledata consisted of technology services fees payable of RMB2,120, RMB2,120 and RMB1,400, respectively, and contract liabilities of nil, RMB359 and nil, respectively.

(ii)	Amounts due to Mr. Howard Lee represented expensed paid on behalf of the Company.

C.	Interests of Experts and Counsel

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

See “— C. Markets.” of this subsection.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares have been listed on the Nasdaq Capital Market since March 5, 2024 under the symbol “LGCL.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association which took effect immediately prior to the completion of our initial public offering and the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below. The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Act insofar as they relate to the material terms of our ordinary shares.

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

Our amended and restated memorandum and articles of association permit indemnification of officers and directors for actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred in their capacities as such other than by reason of the dishonesty, fraud or willful default of such directors or officers, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of such person’s duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

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

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations Relating to Foreign Exchange — Regulations on Foreign Currency Exchange.”

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

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ending December 31, 2024. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ending December 31, 2024 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

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

Foreign Exchange Risk

Our operations are primarily in China. Our reporting currency is denominated in RMB. We are exposed to currency risk primarily through capital transaction which give rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate. Thus, results of operations may be impacted by exchange rate fluctuations between RMB and US$. We incurred and recognized foreign currency exchange gain of RMB147,368, RMB1,636, and RMB482,443 for the years ended December 31, 2022, 2023 and 2024, respectively, as a result of changes in the exchange rate.

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

For the period from March 4, 2024, the date when the F-1 Registration Statement was declared effective by the SEC, to December 31, 2024, we used (i) approximately US$2.0 million of the net proceeds from our initial public offering for investment in technology infrastructure and research and development; (ii) approximately US$1.0 million of the net proceeds from our initial public offering for marketing activities relating to user acquisitions and to expand into broader geographical markets, (iii) approximately US$0.7 million of the net proceeds from our initial public offering for exploration of new product and service offerings, and (iv) approximately US$0.3 million of the net proceeds from our initial public offering for general corporate purposes. As of the date of this annual report, we have utilized most of the net proceeds from our initial public offering for operations and development of our business.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on the material weakness described below, our chief executive officer and chief financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Notwithstanding the identified material weakness, our chief executive officer and chief financial officer have concluded that the consolidated financial statements included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective due to one material weakness in our internal control over the financial statement reporting process as of December 31, 2024.

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

Internal Control Over Financial Reporting

Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended and as of December 31, 2024, we and our independent registered public accounting firm identified the following “material weakness” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

(c)	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation.

(d)	Changes in Internal Control over Financial Reporting

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by our independent registered public accountant firms for the periods indicated.

	For the years ended December 31,
	2023	2024
(in thousands)	RMB	RMB	US$
Audit fees(1)
Marcum Asia CPAs LLP	3,406	2,704	370
Enrome LLP	-	1,825	250

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$6 million of our ordinary shares, effective on August 8, 2024 for up to a one-year period. The table below is a summary of our repurchases in 2024, which were all conducted in the open market pursuant to such share repurchase program.

Period	Number of Shares Purchased	Average Price Paid Per Share (US$)	Total Number of Ordinary Shares Purchased as Part of the Share Repurchase Plan	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Share Repurchase Program (US$)
October 2024	23,860	1.16	23,860	27,674.60
November 2024	72,383	1.24	72,383	89,637.93
December 2024	-	-	-	-
Total	96,243	1.22	96,243	117,312.53

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We dismissed Marcum Asia CPAs LLP (“Marcum”) as our independent registered public accounting firm effective August 28, 2024. The decision to change auditor was not as a result of any disagreement between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

The reports of Marcum on the Company’s consolidated financial statements for the years ended December 31, 2022 and 2023 neither contained any adverse opinion or disclaimer of opinion, nor were not qualified or modified as to uncertainty, audit scope or accounting principles nor expressed any modified opinion. Marcum did not audit the Company’s consolidated financial statements for the year ended December 31, 2024.

There were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, from the time of Marcum’s engagement up to the date of dismissal which disagreements that, if not resolved to Marcum’s satisfaction, would have caused Marcum to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings occurred within the two fiscal years of the Company ended December 31, 2022 and 2023 and subsequently up to the date of dismissal, except for the material weakness related to the Company’s internal control over financial reporting which is the lack of accounting staff and resources with appropriate knowledge of the U.S. GAAP and the Securities and Exchange Commission reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the Securities and Exchange Commission requirements.

The Company provided Marcum with a copy of these disclosure and requested Marcum a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures, and, if not, stating the respects in which it does not agree. A copy of Marcum’s letter dated September 18, 2024 is filed herewith as Exhibit 15.4.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

In March 2025, we adopted an insider trading policy (the “Insider Trading Policy”) to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our company and extends to all activities within and outside an individual’s duties at our company. A copy of the Insider Trading Policy is filed as an exhibit to this annual report.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lucas GC Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.3 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
2.3	Description of Securities (incorporated herein by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed on April 29, 2024)
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
4.2	Form of Employment Agreement Between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
4.3	Lucas GC Limited 2024 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form S-8 filed on December 11, 2024 (File No. 333-283728))
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
11.2*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Enrome LLP
15.3*	Consent of Marcum Asia CPAs LLP
15.4	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission dated September 18, 2024 (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on September 18, 2024)
97*	Form of Executive Compensation Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer

Date: March 31, 2025

LUCAS GC LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Lucas GC Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lucas GC Limited and its subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provided a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024

Singapore

March 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 5395)

To the Shareholders and Board of Directors of Lucas GC Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lucas GC Limited (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting due to the adoption of ASU No. 2023-07, Segment Reporting discussed in Note 2 to the financial statements, and accordingly, we do not express an opinion or any form of assurance about whether such adjustments is appropriate or properly applied. The adjustments were audited by other auditors.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2022 to 2024.

New York, New York

April 29, 2024

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

LUCAS GC LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	30,123	30,380	4,162
Restricted cash	100	1,281	175
Short-term investments	-	2,803	384
Accounts receivable, net	28,144	61,059	8,365
Advance to suppliers, net	164,802	163,647	22,420
Deferred offering costs	6,541	2,302	315
Prepaid expenses and other current assets	1,626	1,955	267
Total current assets	231,336	263,427	36,088

Non-current assets
Software and equipment, net	48,299	84,465	11,572
Development expenditures	-	32,515	4,455
Operating lease right-of-use assets, net	84	575	79
Deferred tax assets, net	12,103	22,270	3,051
Total non-current assets	60,486	139,825	19,157
TOTAL ASSETS	291,822	403,252	55,245

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	39,381	67,470	9,243
Accounts payable	35,217	46,800	6,411
Contract liabilities	13,552	15,906	2,179
Income tax payables	131	71	10
Amounts due to related parties	3,097	3,700	507
Operating lease liabilities, current	86	458	63
Accrued expenses and other current liabilities	3,766	3,170	434
Total current liabilities	95,230	137,575	18,847

Operating lease liabilities, non-current	-	99	14
Total non-current liabilities	-	99	14
TOTAL LIABILITIES	95,230	137,674	18,861

Commitments and contingencies (Note 18)

Shareholders’ equity
Ordinary shares (US$0.000005 par value; 10,000,000,000 and 10,000,000,000 shares authorized as of December 31, 2023 and 2024; 78,063,300 shares issued and outstanding as of December 31, 2023; 79,563,300 shares issued and 79,467,057 shares outstanding as of December 31, 2024)	3	3	-
Subscription receivables	(3)	(3)	-
Treasury stock	-	(856)	(117)
Additional paid-in capital	113,554	142,828	19,567
Statutory reserve	19,559	23,271	3,188
Retained earnings	61,041	97,118	13,305
Accumulated other comprehensive (loss)/income	(11)	472	65
Total Lucas GC Limited shareholders’ equity	194,143	262,833	36,008
Non-controlling interests	2,449	2,745	376
Total shareholders’ equity	196,592	265,578	36,384
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	291,822	403,252	55,245

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS GC LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues
Recruitment service	413,047	659,049	216,083	29,603
Outsourcing service	301,890	713,957	785,096	107,558
Others	51,634	100,952	62,230	8,525
Total revenues	766,571	1,473,958	1,063,409	145,686
Cost of revenues	(551,373)	(1,055,406)	(706,007)	(96,723)
Gross profit	215,198	418,552	357,402	48,963

Operating expenses
Selling and marketing expenses	(55,974)	(84,917)	(74,514)	(10,208)
General and administrative expenses	(47,733)	(108,376)	(86,261)	(11,818)
Research and development expenses	(79,868)	(157,543)	(168,616)	(23,100)
Total operating expenses	(183,575)	(350,836)	(329,391)	(45,126)
Income from operations	31,623	67,716	28,011	3,837

Other (expenses) income
Financial income (expenses), net	63	(893)	(1,624)	(222)
Other income, net	4,130	3,478	3,531	484
Total other income, net	4,193	2,585	1,907	262
Income before income tax benefit	35,816	70,301	29,918	4,099
Income tax benefit	595	7,880	10,167	1,393
Net income	36,411	78,181	40,085	5,492
Less: Net income attributable to non-controlling interests	(269)	(513)	(296)	(41)
Net income attributable to Lucas GC Limited	36,142	77,668	39,789	5,451
Accretion of subsidiary’ redeemable preferred shares to redemption value	(2,906)	-	-	-
Net income attributable to Lucas GC Limited’s ordinary shareholders	33,236	77,668	39,789	5,451

Net income	36,411	78,181	40,085	5,492
Other comprehensive income, net of tax of nil:
Foreign currency translation difference, net of tax	148	1	483	66
Total comprehensive income	36,559	78,182	40,568	5,558
Less: total comprehensive income attributable to non-controlling interests	(269)	(513)	(296)	(41)
Comprehensive income attributable to the Lucas GC Limited	36,290	77,669	40,272	5,517

Net income per share:
Basic	0.43	0.99	0.50	0.07
Diluted	0.43	0.99	0.50	0.07

Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	78,063,300	78,063,300	79,289,136	79,289,136
Diluted	78,063,300	78,063,300	79,289,136	79,289,136

* The shares and per share information are presented on a retroactive basis to reflect the reorganization, as well as the stock split on May 29, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS GC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Treasury Stock		Subscription	Additional paid-in	Statutory	Accumulated (deficit)/	Accumulated other comprehensive (loss)/	Total Lucas GC Limited shareholders’ (deficit)/	Non- controlling	Total shareholders’ (deficit)/
	Share	Amount	Share	Amount	receivables	capital	reserve	equity	income	equity	interests	equity
Balance as of January 1, 2022	78,063,300	3	-	-	(3)	-	6,268	(37,190)	(160)	(31,082)	312	(30,770)
Net income	-	-	-	-	-	-	-	36,143	-	36,143	268	36,411
Appropriation to statutory reserve	-	-	-	-	-	-	4,800	(4,800)	-	-	-	-
Accretion of subsidiary’s redeemable preferred shares to redemption value	-	-	-	-	-	-	-	(2,906)	-	(2,906)	-	(2,906)
Reclassification from mezzanine equity to permanent equity	-	-	-	-	-	113,554	-	-	-	113,554	1,356	114,910
Foreign currency translation	-	-	-	-	-	-	-	-	148	148	-	148
Balance as of December 31, 2022	78,063,300	3	-	-	(3)	113,554	11,068	(8,753)	(12)	115,857	1,936	117,793
Net income	-	-	-	-		-	-	77,668	-	77,668	513	78,181
Appropriation to statutory reserve	-	-	-	-		-	8,491	(8,491)	-	-	-	-
Adoption of ASC326	-	-	-	-		-	-	617	-	617	-	617
Foreign currency translation	-	-	-	-	-	-	-	-	1	1	-	1
Balance as of December 31, 2023	78,063,300	3	-	-	(3)	113,554	19,559	61,041	(11)	194,143	2,449	196,592
Net income	-	-	-	-	-	-	-	39,789	-	39,789	296	40,085
Appropriation to statutory reserve	-	-	-	-	-	-	4,042	(4,042)	-	-	-	-
Repurchase stock	(96,243)	-	96,243	(856)	-	-	-	-	-	(856)	-	(856)
Disposal of subsidiaries	-	-	-	-	-	-	(330)	330	-	-	-	-
Sale of public shares through public offering, net of offering cost	1,500,000	-	-	-	-	29,274	-	-	-	29,274	-	29,274
Foreign currency translation	-	-	-	-	-	-	-	-	483	483	-	483
Balance as of December 31, 2024	79,467,057	3	96,243	(856)	(3)	142,828	23,271	97,118	472	262,833	2,745	265,578

The accompanying notes are an integral part of these consolidated financial statements, as well as the stock split on May 29, 2023

* The shares and per share information are presented on a retroactive basis to reflect the reorganization.

LUCAS GC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	36,411	78,181	40,085	5,492
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,346	4,308	8,515	1,167
Amortization of right-of-use assets	647	700	332	45
Provision/(Reversal) for credit losses	91	11,713	(3,587)	(491)
Gain on disposal of subsidiaries	-	-	(971)	(133)
Gain on short-term investments	(500)	-	(23)	(3)
Changes in operating assets and liabilities:
Accounts receivable	(44,918)	63,697	(28,563)	(3,913)
Advance to suppliers, net	20,548	(125,425)	809	111
Prepaid expenses and other current assets	(1,457)	(13)	(346)	(47)
Deferred tax assets, net	(616)	(7,880)	(10,167)	(1,393)
Accounts payable	(16,087)	(51,767)	12,093	1,657
Contract liabilities	(9,828)	(11,154)	2,355	323
Income tax payables	(393)	(6)	-	-
Amounts due to related parties	191	940	603	83
Operating lease liabilities	(222)	(742)	(352)	(48)
Accrued expenses and other current liabilities	(2,333)	1,040	(597)	(83)
Net cash (used in)/ provided by operating activities	(15,120)	(36,408)	20,186	2,767

Cash flows from investing activities:
Purchases of software and equipment	(13,729)	(12,101)	(44,653)	(6,117)
Maturities of short-term investments	82,280	4	-	-
Purchases of development expenditures	-	-	(32,515)	(4,455
Purchases of short-term investments	(52,232)	-	(2,780)	(381)
Proceeds from short-term investments	500	-	-	-
Net cash provided by/(used in) investing activities	16,819	(12,097)	(79,948)	(10,953)

Cash flows from financing activities:
Proceeds from short-term borrowings	9,089	63,256	90,299	12,371
Repayments of short-term borrowings	(3,168)	(29,796)	(62,210)	(8,523)
Payments of offering costs related to initial public offering (“IPO”)	(2,503)	(4,038)	(2,705)	(371)
Payments of offering costs related to followed-on offering	-	-	(2,302)	(315)
Payment for purchase of treasury stock	-	-	(856)	(117)
Sale of public shares through public offering	-	-	38,520	5,277
Net cash provided by financing activities	3,418	29,422	60,746	8,322

Effect of exchange rate changes on cash, cash equivalents and restricted cash	148	(8)	454	60

Net increase/(decrease) in cash, cash equivalents and restricted cash:	5,265	(19,091)	1,438	196
Cash, cash equivalents and restricted cash at the beginning of year	44,049	49,314	30,223	4,141
Cash, cash equivalents and restricted cash at the end of year	49,314	30,223	31,661	4,337

Supplemental disclosure of cash flow information:
Income tax paid	415	6	169	23
Interest paid	30	919	1,817	249

Supplemental disclosure of non-cash flow information:
Accretion of subsidiary’ redeemable preferred shares to redemption value	2,906	-	-	-
Reclassification from mezzanine equity to permanent equity	114,910	-	-	-
Obtaining right-of-use assets in exchange for operating lease liabilities and prepaid expenses	1,430	-	907	124

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

Initial Public Offering

In March 2024, the Company completed its initial public offering of 1,500,000 ordinary shares at a public offering price of US$4.00 per share for total gross proceeds of US$6,000 before deducting underwriting discounts and offering expenses.

As of December 31, 2024, the Company’s major subsidiaries are as follows:

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. Summary of Significant Accounting Policies

(a) Basis of presentation and principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Hong Kong-registered entities and PRC-registered entities directly owned by the Company.

All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(b) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, useful life of software and equipment, valuation of redeemable preferred shares and the realization of deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

(d) Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.2993 on December 31, 2024, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposit placed with banks, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(f) Restricted cash

The Group’s restricted cash amounted to RMB100 and RMB1,281 as of December 31, 2023 and 2024, respectively. The balance as of December 31, 2023 was due to the bank frozen an investment amount injected by Lucas HK to Lucas China under the supervision of IPO process, which was unfrozen as of December 31, 2024. The balance as of December 31, 2024 of approximately RMB 1.2 million was mainly due to the litigation with Chuangxin Insurance Sales Co. Ltd. during the first instance proceedings. The court had finalized and issued the final judgement in October 2024 and ordered the Company to refund the amount of RMB0.33 million to Chuangxin Insurance Sales Co. Ltd. relating to promotional service fee. As of the date of the issuance of this report, there were no further proceedings.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

(g) Short-term investments

Short-term investments consist primarily of available-for-sale investments, which mainly invest in money fund and carried at their fair value. Fair value is estimated based on net asset value of the financial products provided by the financial institution at the end of each period, Changes in the fair value are reflected in other income in the consolidation statements of income and comprehensive income. For the years ended December 31, 2022, 2023 and 2024, the Group recognized investment income from its short-term investments of RMB500, nil and RMB23, respectively.

(h) Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

Recruitment services

Recruitment services consist of flexible employment services and permanent employment services.

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

Permanent employment services

The Group enters into contracts with corporate customers to provide permanent employment services. The Group identifies one performance obligation in permanent employment services, which is to place a qualified and acceptable employee in accordance with customer specifications. The probation period of the candidate is typically three months, a period for the customers to evaluate and confirm the acceptance of candidate replacement. During the probation period, the customer is entitled to request candidate replacement if dissatisfaction of the performance of candidate cannot be resolved after all means implemented, and the Group also keeps close track of the performance of the candidate to see if they meet the customer’s defined standard, and deals with the customer’s feedback or complaint about the performance of candidate. Upon the completion of the probation period, the customer accepts the qualified candidate and the Company has fulfilled its obligation of permanent candidate placement. Hence, revenue from permanent employment services is recognized at a point in time when the candidate passes the probation period.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

Outsourcing services

The Group enters into contracts with corporate customers to provide outsourcing services, mostly IT-related services, including construction of IT system, development of module or software with specific functions. Although third-party service providers will be involved in the solution process, the Group still takes on primary responsibility to coordinate project schedule, check the quality of deliverables, conduct quality testing and handle feedback and complaints from corporate customers. The Group only identifies one performance obligation with a fix total consideration to deliver the IT projects with functions under the agreed-upon specifications with customers. Customers cannot control the IT projects in progress as the IT projects are not developed in the customers’ location or IT environment, and before the successful completion of the IT projects, customers cannot simultaneously receive or consume the benefits provided by the Group’s service, because the IT projects in progress are only dispersed computer codes, which neither provide any function for the customer, nor are delivered to customers before the successful completion.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

Contract balances

When a revenue contract has performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. A contract asset is the Group’s right to consideration in exchange for services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. The Group does not have material contract asset. As of December 31, 2023 and 2024, balance of accounts receivable, net were RMB28,144 and RMB 61,059, respectively; and allowance for credit losses were RMB23,594 and RMB20,007, respectively.

The contract liability represents the billings or cash received for services before satisfying the performance obligation which is only recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s contract liabilities amounted to RMB13,552 and RMB15,906 as of December 31, 2023 and 2024, respectively. The Group expects to recognize this balance as revenue over the next 12 months.

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

(r) Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to RMB1,021, RMB1,326 and RMB1,174 for the years ended December 31, 2022, 2023 and 2024, respectively.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2022, 2023 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2022, 2023 and 2024.

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

For the years ended December 31, 2022, 2023 and 2024, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB4,800, RMB8,491 and RMB4,042, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

(x) Segment reporting

Based on the criteria established by ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the CEO, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance. As the Group operates businesses as a whole and does not distinguish business line from its subsidiaries, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Company has concluded that consolidated net income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of income. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein. The Company is domiciled in the Cayman Islands while the Group mainly operates its businesses in the PRC and earns majority of the revenues from external customers attributed to the PRC.

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

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of ASU 2023-07 did not have a material impact on its consolidated financial statements disclosures.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), to improve the disclosures about an entity’s expenses including more detailed information about the types of expenses in commonly presented expense captions (“ASU 2024-03”). In January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). At each interim and annual reporting period, entities will disclose in tabular format disaggregating information about prescribed categories underlying relevant income statement captions, as well as the total amount of selling expense and a description of the composition of its selling expense. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Group will adopt the amendments in this ASU for its fiscal year beginning on January 1, 2027. The Group is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. Fair value measurements

As of December 31, 2023, there was no short-term investment.

As of December 31, 2024, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition was as follows:

December 31, 2024	Balance at Fair value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Assets:
Short-term investments – available-for-sale investments	2,803	2,803	-	-

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Short-term investment consists of money fund issued by financial institutions and are redeemable on demand. For the instruments whose fair value is provided by banks at the end of each period, the Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

For the years ended December 31, 2022, 2023 and 2024, the Group recognized investment income from its short-term investments of RMB500, nil and RMB23, respectively, in the consolidated statements of income and comprehensive income.

4. Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivables	51,738	81,066
Less: allowance of credit losses	(23,594)	(20,007)
Total	28,144	61,059

The Group recorded allowance for credit losses of RMB91, RMB11,539 for the years ended December 31, 2022 and 2023 and reverse for credit losses of RMB3,587 for the years ended December 31, 2024, respectively. The Group adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to RMB617 recognized as of January 1, 2023. For the year ended December 31, 2023 and 2024, accounts receivables written-off were RMB4,170 and nil, respectively.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. Advance to suppliers, net

Advance to suppliers, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepayment for technology outsourcing service	94,269	112,197
Accounts recharge for recruitment service (1)	60,881	49,629
Prepayment for brand promotion	8,738	292
Others	1,088	1,703
Less: allowance of credit losses	(174)	(174)
Total	164,802	163,647

The changes of allowance of credit losses are as follows:

	For the Years Ended December 31,
	2023	2024
	RMB	RMB
Balance at the beginning of the year	-	174
Additions	174	-
Balance at the end of the year	174	174

The Group recorded allowance for credit losses of nil, RMB174 and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

(1)	The Group engaged third-party suppliers to make the payment of compensation to flexible workers in flexible employment services on behalf of the Group. The Group was required to recharge the accounts in advance before the third-party suppliers make the payment to flexible workers.

6. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepaid input VAT	1,141	1,328
Prepaid professional expense	-	447
Others	485	180
Total	1,626	1,955

7. Software and equipment, net

Software and equipment, net, consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Software	57,673	102,354
Computer and electronic equipment	285	285
Office furniture and equipment	5	5
Total	57,963	102,644
Less: Accumulated depreciation	(9,664)	(18,179)
Software and equipment, net	48,299	84,465

For the years ended December 31, 2022, 2023 and 2024, depreciation expense amounted to RMB3,346, RMB4,308 and RMB8,515, respectively.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. Short-term borrowings

The balance of short-term borrowings consisted of the following:

	Annual Interest		As of December 31,
	Rate	Maturity	2023	2024
			RMB	RMB
Bank of Ningbo	3.3%-4.5%	May, July and October 2025	-	20,800
Bank of Beijing	3.00%	August, 2025	-	10,000
Industrial Bank	3.20%	March, 2025	-	10,000
Bank of Hangzhou	3.55%-3.60%	June and November 2025	-	10,000
Bank of Nanjing	3.60%	January, June and July 2025	-	9,670
Bank of China	2.35%	November, 2025	-	5,000
China Merchants Bank	2.80%	February, 2025	-	2,000
Bank of Ningbo	3.9%-4.1%	June, 2024	19,381	-
Bank of Beijing	3.00%-3.45%	July, 2024	10,000	-
Bank of China	2.35%	November, 2024	5,000	-
China Merchants Bank	3.20%-3.25%	April, 2024	5,000	-
Total			39,381	67,470

Interest expenses were RMB30, RMB919 and RMB1,817 for short-term borrowings for the years ended December 31, 2022, 2023 and 2024, respectively. The weighted average interest rates of short-term borrowings were 4.27%, 3.89% and 3.49% as of December 31, 2022, 2023 and 2024, respectively.

Beijing Yizhuang International Financing Guarantee Co., Ltd provided RMB2,000 guarantee and Beijing Zhongguancun Technology Financing Guarantee Co., Ltd provided RMB3,000 guarantee for the borrowing from China Merchants Bank. The corporate counter-guarantee provided by Mr. Howard Lee and Luogaoshi were equivalent to the amount of credit granted to Lucas China.

Ms. Luting Meng, owned 100% equity interests of MLT Holding Limited which is a minority shareholder of the Group, provided RMB5,000 guarantee for the borrowing balance as of December 31, 2023 from Bank of China.

The Group repaid an aggregate total RMB14,670 of borrowings from January 2025 to March 2025.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Salary and welfare payable	2,349	2,119
Value-added tax payable	139	296
Rental payable	826	131
Others	452	624
Total	3,766	3,170

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

11. Ordinary shares

The authorized share capital of the Company is US$50,000 divided into 5,000,000,000 Ordinary Shares of US$0.00001 par value per share. On August 15, 2022 and November 15, 2022, the Company issued an aggregate of 39,031,650 Ordinary Shares at a price of US$0.00001 per share, with total consideration of US$0.4 thousand, pro-rata to the shareholders of the Company as of such date.

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

On March 7, 2024, the Company consummated its offering of 1,500,000 ordinary shares at a purchase price of US$4.00 per share, generating total gross proceeds of US$6,000.

During October 29, 2024 and November 7, 2024, the Company repurchased 96,243 of its ordinary shares from the market, which was recognized as treasury stock as of December 31, 2024 and mainly for the incentive plan.

As of December 31, 2023, 78,063,300 shares were issued and outstanding. As of December 31, 2024, 79,563,300 shares were issued and 79,467,057 shares were outstanding, respectively.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserves funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately RMB91,671 and RMB98,383, respectively.

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

Hong Kong

Lucas GC Limited are incorporated in Hong Kong and are subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000 will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Lucas China and Luogaoshi were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning from October 2017 and November 2018, respectively, and renewing the HNTE in December 2020 and December 2021, respectively. Lucas China renewed its HNTE in November 2023. The certificate is valid for three years.

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2018 onwards, enterprises engaging in research and development activities are entitled to claim an additional tax deduction amounting to 75% or 100% of qualified R&D expenses incurred in determining its tax assessable profits for that year (“Super Deduction”). The additional deduction of 100% or 75% of qualified R&D expenses can only be claimed directly in the annual EIT filling and subject to the approval from the relevant tax authorities.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Taxation (cont.)

The following table sets forth current and deferred portion of income tax benefit of the Company and its consolidated subsidiaries:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense	21	-	-
Deferred income tax benefit	(616)	(7,880)	(10,167)
Total	(595)	(7,880)	(10,167)

A reconciliation of the Group’s PRC statutory tax rate to the effective income tax rate during the periods is as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income before income tax	35,816	70,301	29,918
Expected taxation at PRC statutory tax rate	8,954	17,575	7,479
Impact of preferential tax rates	(2,749)	(6,711)	(5,898)
Research and development super-deduction	(8,534)	(18,676)	(20,148)
Effect of True up to Tax Return	-	258	(345)
Non-deductible expenses	7	-	10
Effect of income tax rate differences in jurisdictions other than the PRC	22	10	1,836
Change in valuation allowance	1,705	(336)	7,160
Others	-	-	(261)
Income tax benefits	(595)	(7,880)	(10,167)

As of December 31, 2023 and 2024, the significant components of the deferred tax assets were summarized below:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Net operating loss carryforward	10,861	28,656
Allowance of credit losses	4,271	3,803
Gross deferred assets	15,132	32,459
Less: Valuation allowance	(3,029)	(10,189)
Total deferred tax assets, net	12,103	22,270

As of December 31, 2023 and 2024, the movement of the valuation allowance were as below:

	As of December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	3,366	3,029
Additions	1,085	7,705
Decrease	(1,422)	(545)
Balance at end of the year	3,029	10,189

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Taxation (cont.)

For entities incorporated in Hong Kong, net loss can be carried forward indefinitely; for entities incorporated in PRC mainland, net loss can be carried forward for five years, and for entities qualified as HNTE, net loss can be carried forward for ten years. As of December 31, 2023 and 2024, the Group had net operating loss carryforwards of approximately RMB67,797 and RMB160,543, respectively, which arose from the Group’s subsidiaries established in the PRC, and net operating loss carryforwards of approximately RMB195 and RMB10,368, respectively, for entities incorporated in Hong Kong. As of December 31, 2023 and 2024, deferred tax assets from the net operating loss carryforwards amounted to RMB10,861 and RMB28,656, respectively, which can be carried forward ten years for HNTEs.

Valuation allowances provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

14. Related party transactions

(a)	Related parties

The following is a list of related parties which the Group has significant transactions with:

Names of related parties	Relationship with the Company
Beagledata Technology Co., Ltd. (“Beagledata”)	Shareholder of the Company
Howard Lee	Founder, Chairman of the Board, and CEO of the Company

(b)	Related party transactions

The Group had the following significant related party transactions for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Technology services received from:
Beagledata (i)	1,480	-	-

Recruitment services provided to:
Beagledata (ii)	9,697	7,417	3,887

Outsourcing services provided to:
Beagledata	-	566	-

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.	Related party transactions (cont.)

(i)	Beagledata provided technology services for the year ended December 31, 2022, and the Group recorded it as research and development expenses in the consolidated statements of income and comprehensive income.

(ii)	The Group provided recruitment services to Beagledata, including flexible staffing services and permanent recruitment services for the years ended December 31, 2022, 2023 and 2024.

(c)	Balances with related parties:

Balances with related parties consisted of the following for the periods indicated:

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due to related parties:
Beagledata (i)	2,479	1,400
Mr. Howard (ii)	618	2,300
Total	3,097	3,700

(i)	As of December 31, 2023 and 2024, amounts due to Beagledata consisted of technology services fees payable of RMB2,120 and RMB1,400, respectively, and contract liabilities of RMB359 and nil, respectively.

(ii)	Amounts due to Mr. Howard represented expensed paid on behalf of the Group.

15. Income per share

The following table sets forth the basic and diluted net income per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Basic and diluted earnings per ordinary share calculation:
Numerator:
Net income attributable to Lucas GC Limited	36,142	77,668	39,789
Accretion of subsidiary’ redeemable preferred shares to redemption value	(2,906)	-	-
Net income attributable to the Lucas GC Limited’s ordinary shareholders	33,236	77,668	39,789

Denominator:
Weighted average ordinary shares outstanding-basic and diluted	78,063,300	78,063,300	79,289,136

Income per ordinary share basic and diluted	0.43	0.99	0.50

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. Leases

Effective on January 1, 2022, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease right-of-use assets	84	575
Lease liabilities – current	86	458
Lease liabilities – non-current	-	99
Total operating lease liabilities	86	557

The weighted average remaining lease terms and discount rates for the operating lease for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
Weighted average remaining lease term (years)	1.08	0.17	1.18
Weighted average discount rate	4.75%	4.75%	3.95%

For the years ended December 31, 2022, 2023 and 2024, the lease expenses were as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operating lease expense	692	720	354
Short-term lease expense	91	18	232
Total lease expense	783	738	586

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2024:

For the fiscal year ended December 31,	Amount
RMB
2025	473
2026	100
Total lease payments	573
Less: imputed interest	(16)
Present value of lease liabilities	557
Less: Lease liabilities – current	458
Lease liabilities – non-current	99

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Percentage of the Group’s total revenues
Customer A	12%	*	11%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable, net:

	As of December 31,
	2023	2024
	RMB	RMB
Percentage of the Group’s accounts receivables, net
Customer A	60%	35%
Customer B	11%	*
Customer C	*	24%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total contract liabilities:

	As of December 31,
	2023	2024
	RMB	RMB
Percentage of the Group’s contract liabilities
Customer D	25%	-
Customer E	21%	-
Customer F	-	41%
Customer G	-	31%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Percentage of the Group’s total purchases
Supplier A	*	15%	*
Supplier B	24%	*	-

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Concentration of credit risk (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of December 31,
	2023	2024
	RMB	RMB
Percentage of the Group’s accounts payable
Supplier C	42%	19%
Supplier D	11%	-
Supplier E	-	18%
Supplier F	-	15%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total advance to suppliers, net:

	As of December 31,
	2023	2024
	RMB	RMB
Percentage of the Group’s advance to suppliers, net
Supplier G	23%	-
Supplier H	12%	-
Supplier I	*	22%
Supplier J	-	18%
Supplier K	-	12%
Supplier L	-	12%

*	Represent percentage less than 10%

18. Commitments and contingencies

(a)	Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

(b)	Lease Commitment

The short-term leases of the Group mainly consisted of office leasing. As of December 31,2024, the minimum future commitments under these agreements are as follows.

For the year ending December 31,	Operating Leases
RMB
2025	130
Total lease commitments	130

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. Subsequent events

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements, there were no other subsequent events with material financial impact on the consolidated financial statements.

20. Condensed company financial statements

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

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

Condensed Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	-	14,312	1,961
Prepaid expenses and other current assets	-	25,075	3,435
Investment in subsidiaries	194,143	223,446	30,612
TOTAL ASSETS	194,143	262,833	36,008

LIABILITIES
Total liabilities	-	-	-

Shareholders’ equity
Ordinary shares (US$0.000005 par value; 10,000,000,000 and 10,000,000,000 shares authorized as of December 31, 2023 and 2024; 78,063,300 shares issued and outstanding as of December 31, 2023; 79,563,300 shares issued and 79,467,057 shares outstanding as of December 31, 2024)	3	3	-
Subscription receivables	(3)	(3)	-
Treasury stock	-	(856)	(117)
Additional paid-in capital	113,554	142,828	19,567
Statutory reserve	19,559	23,271	3,188
Retained earnings	61,041	97,118	13,305
Accumulated other comprehensive (loss)/income	(11)	472	65
Total shareholders’ equity	194,143	262,833	36,008
TOTAL LIABILITIES AND SHAREHOLDERS’ EQITY	194,143	262,833	36,008

Condensed Statements of operations

	For the years ended December 31,
	2023	2024
	RMB	RMB	US$
Operating income:
Share of income of subsidiaries	77,668	39,536	5,416
Interest income, net	-	253	35
Income before income tax expense	77,668	39,789	5,451
Income tax expense	-	-	-
Net income	77,668	39,789	5,451

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 and 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Condensed company financial statements (cont.)

Condensed Statement of Cash Flow

	For the years ended December 31,
	2023	2024
	RMB	RMB	US$
Net cash used in operating activities	-	(24,691)	(3,383)

Net cash generated from investing activities	-	-	-

Net cash provided by financing activities	-	38,520	5,277

Effect of exchange rate changes on cash and cash equivalents	-	483	67

Net increase in cash and cash equivalents	-	14,312	1,961
Cash and cash equivalents at the beginning of year	-	-	-
Cash and cash equivalents at the end of year	-	14,312	1,961

