Form 20-F
period 2025-12-31
Lucas GC Ltd
filed 2026-04-20
CIK 1954694

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Room 1109, 11/F, Tower A

Star Plaza, No. 8 Wangjing Street

Chaoyang District

Beijing 100102, China

(Address of principal executive offices)

Howard Lee

Chairman of Board of Directors and Chief Executive Officer

Telephone: (86) 18500976532

Email: info@lucasgc.com

Room 1109, 11/F, Tower A

Star Plaza, No. 8 Wangjing Street

Chaoyang District

Beijing 100102, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.0002 per share	LGCL	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 2,790,404 ordinary shares issued and outstanding, par value US$0.0002 per share, comprising 2,790,404 Class A ordinary shares (excluding 2,406 repurchased as treasury shares), par value US$0.0002 per share, and nil Class B ordinary share, par value US$0.0002 per share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“CAC” refers to the Cyberspace Administration of China;

●	“Class A ordinary shares” refers to the Class A ordinary shares of Lucas GC Limited, par value US$0.0002 per share;

●	“Class B ordinary shares” refers to the Class B ordinary shares of Lucas GC Limited, par value US$0.0002 per share;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“Dual-Class Share Structure” refers to our adoption of a dual-class share structure on October 13, 2025, upon which our authorized share capital was changed from US$50,000 divided into 250,000,000 ordinary shares, par value US$0.0002 per share, to US$50,000 divided into 235,000,000 Class A ordinary shares, par value US$0.0002 per share and 15,000,000 Class B ordinary shares, par value US$0.0002 per share;

●	“EIT” refers to enterprise income tax;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“ordinary shares” or “shares” refer to our Class A ordinary shares and Class B ordinary shares, par value US$0.0002 per share;

●	“R&D” refers to research and development;

●	“RMB” and “Renminbi” refer to the legal currency of mainland China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Share Consolidation” refers to the forty (40)-for-one (1) share consolidation of our issued and unissued shares which we effected on October 13, 2025, whereby every 40 authorized issued and unissued shares, par value US$0.000005 per share, in our authorized share capital were consolidated into one share, par value US$0.0002 per share, such that our authorized share capital became US$50,000 divided into 250,000,000 shares, par value US$0.0002 per share.

●	“US$” and “U.S. dollars” refer to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our company,” and “our” refer to Lucas GC Limited, a Cayman Islands company and its subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.0000, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Unless otherwise indicated, all amounts of ordinary shares in this annual report have been adjusted on a retroactive basis to reflect the Share Consolidation the adoption of the Dual-Class Share Structure effective on October 13, 2025.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. China’s services for professionals industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A ordinary shares. In addition, the highly-fragmented and rapidly changing nature of the services for professionals industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Company

We are a technology-driven, agent-centric online human capital management service provider targeting professionals in China, operating on a Platform-as-a-Service, or PaaS, model. As a company empowered by artificial intelligence, or AI, data analytics, and blockchain technologies, we are committed to digitalizing and intellectualizing the entire human capital management process. We provide a platform to support trusted and private social networks of professionals, through which we provide services consisting of recruitment services, outsourcing services, and other services such as information technology services and training services. Our users are primarily professionals who work in human resources related functions. Our corporate customers are corporations with recruitment, training, sales leads generation and outsourcing demands.

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Our operations in China are governed by PRC laws and regulations. We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of December 31, 2025, we had obtained the licenses, permits and registrations from the PRC government authorities that are material and necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations.”

The Regulation on the Network Data Security Management was published by the State Council on September 24, 2024 and became effective on January 1, 2025. Under the Regulation on Network Data Security Management, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with the relevant provisions issued by the state. Where it is indeed necessary to provide an overseas party with important data collected and generated by a network data processor during its operation within the territory of the PRC, it shall be subject to the security assessment of outbound data transfer organized by the cyberspace administration of the state. On December 28, 2021, the CAC, together with other twelve PRC regulatory authorities, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services are subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before any public offering in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. As of December 31, 2025, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review in relation to our initial public offering. However, in connection with any future overseas capital markets activities, we cannot assure you that we will not be required to undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by mainland China authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. For more detailed information, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end users, could have a material adverse effect on our business, financial condition and results of operations.”

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which became effective on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic enterprises, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three working days after the applications for such offerings are submitted. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules. In addition, we are required to submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. If we fail to complete the filing or reporting procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary Shares. We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under these measures and the supporting guidelines. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on October 19, 2023.In addition, as of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or regulatory objection from the CSRC with respect to our initial public offering and listing overseas. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on M&A and Overseas Listings.”

We cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Class A ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Pursuant to the HFCA Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our current auditor, Enrome LLP (“Enrome”), the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome is still awaiting the results of the inspection as of the date of this annual report. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act, and the value of our Class A ordinary shares may significantly decline or become worthless. For details, see “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.”

Selected Financial Data

The following selected consolidated statements of income and comprehensive income data for the years ended December 31, 2023, 2024 and 2025, selected consolidated balance sheets data as of December 31, 2024 and 2025, and selected consolidated cash flows data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

The following table presents our selected consolidated statements of income and comprehensive income data for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Selected Consolidated Statements of income and Comprehensive Income Data:
Revenues	1,473,958	1,063,409	1,042,274	149,043
Cost of revenues	(1,055,406)	(706,007)	(690,232)	(98,702)
Gross profit	418,552	357,402	352,042	50,341
Operating expenses:
General and administrative expenses	(108,376)	(86,261)	(91,150)	(13,034)
Research and development expenses	(157,543)	(168,616)	(175,434)	(25,087)
Selling and marketing expenses	(84,917)	(74,514)	(65,776)	(9,406)
Total operating expenses	(350,836)	(329,391)	(332,360)	(47,527)
Operating profit	67,716	28,011	19,682	2,814
Other income/(expenses):
Financial expenses, net	(893)	(1,624)	(1,848)	(264)
Other income (expenses), net	3,478	3,531	(5,332)	(762)
Total other income (expenses), net	2,585	1,907	(7,180)	(1,026)
Income before income tax expense	70,301	29,918	12,502	1,787
Income tax benefit (expenses)	7,880	10,167	(2,647)	(379)
Net income	78,181	40,085	9,855	1,408

The following table presents our selected consolidated balance sheets data as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	30,380	30,305	4,334
Short-term investments	2,803	4,813	688
Accounts receivable, net	61,059	30,730	4,394
Advance to suppliers, net	163,647	156,289	22,349
Prepaid expenses and other current assets	1,955	3,010	429
Total current assets	263,427	225,251	32,209
Non-current assets
Software and equipment, net	84,465	154,125	22,040
Deferred tax assets	22,270	19,800	2,831
Total liabilities	137,674	139,734	19,981
Total shareholders’ equity	265,578	314,103	44,916

The following table presents our selected consolidated cash flows data for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

Net cash (used in)/provided by operating activities	(36,408)	20,186	35,461	5,070
Net cash used in investing activities	(12,097)	(79,948)	(107,266)	(15,339)
Net cash provided by financing activities	29,422	60,746	71,576	10,235
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8)	454	(1,127)	(159)
Net (decrease)/increase in cash, cash equivalents and restricted cash:	(19,091)	1,438	(1,356)	(193)
Cash, cash equivalents and restricted cash at the beginning of year	49,314	30,223	31,661	4,527
Cash, cash equivalents and restricted cash at the end of year	30,223	31,661	30,305	4,334

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	We have a limited operating history under our current platforms and business model, which makes it difficult to evaluate our business and prospects, and any future changes to our business model could materially and adversely affect our business, financial condition and results of operations.

●	Our growth depends on our ability to attract and retain a large number of users, and the loss of our users, or failure to attract new users, could materially and adversely affect our business.

●	Because a substantial portion of the services we offer are recruitment services, if we fail to attract more corporate customers to our platforms, or if corporate customers decide to purchase less of our recruitment services for any reason, our revenues may stagnate or decline, and our business and prospects may be materially and adversely affected.

●	Because a significant portion of the services we offer are outsourcing services, a decline in the demand or the market for outsourcing services could materially and adversely affect our business, prospects, financial condition and results of operations.

●	Volatility in the financial and economic environment in the markets where we have operations could harm our business.

●	If the market for freelancers and the services they offer is not sustained or develops more slowly than we expect, our growth may slow or stall.

●	We face significant competition, which may cause us to suffer from a weakened market position that could materially and adversely affect our results of operations.

●	We have incurred negative cash flows in operating activities in the past and may incur operating losses in the future and may not maintain profitability.

●	We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

●	We may fail to successfully enter necessary or desirable strategic alliances or make acquisitions or investments, and we may not be able to achieve the anticipated benefits from these alliances, acquisitions or investments we make.

●	If we fail to maintain and improve the quality of our PaaS platforms, we may not be able to attract and retain users and corporate customers.

●	If our technology capabilities in AI, data analytics and blockchain fail to yield satisfactory results or fail to improve, our platforms may not be able to effectively match our users with suitable positions from corporate customers or to optimally recommend positions for our users, and our user growth, retention, results of operations and business prospects may suffer consequently.

●	Our users may engage in intentional or negligent misconduct or other improper activities on our platforms or otherwise misuse our platforms, which may damage our brand image and reputation, our business and our results of operations.

●	If we fail to maintain and enhance our brand, our business, results of operations and prospects may be materially and adversely affected.

●	Our platforms contain open-source software components, and failure to comply with the terms of the underlying licenses could restrict our ability to market or operate our platforms.

●	If we are unable to protect our users’ personal information, we could be exposed to data loss, litigation, and liability, and our reputation could be significantly harmed.

●	We are subject to a variety of laws and regulations regarding cybersecurity and data protection, and any failure to comply with applicable laws and regulations, including improper use or appropriation of personal information provided directly or indirectly by our customers or end users, could have a material adverse effect on our business, financial condition and results of operations.

●	We are subject to risks relating to our leased properties.

●	Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations.

●	There could be adverse legal, tax, and other consequences if users on our platforms were to be classified as our employees or dispatched employees instead of independent contractors.

●	Changes in laws and regulations related to the internet and fixed telecommunications or changes in the internet infrastructure and fixed telecommunications networks itself may diminish the demand for our services, and could have a negative impact on our business.

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

Risks Related to Doing Business in China

●	Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

●	The Chinese government has substantial oversight and influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this annual report based on Hong Kong laws.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Risks Related to Our Class A Ordinary Shares

●	If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our Class A ordinary shares and make obtaining future debt or equity financing more difficult for us.

●	The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

●	You may experience dilution as a result of our current and/or future equity offerings.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Class A ordinary shares to significant adverse U.S. federal income tax consequences.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Our Dual-Class Share Structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

●	Our Dual-Class Share Structure may render our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A ordinary shares.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

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

Our business includes recruitment services, outsourcing services and other services, while the recruitment services constitute our major source of revenue. Our recruitment serves are provided via our users of our PaaS platforms, who will recommend the job opportunities posted by our corporate customers to their acquaintances via their own private mobile social networks. Therefore, the size of our users, including both talent scouts and corporate customers, is critical to our success. We cannot guarantee that we will be able to achieve user growth in the future. For example, in our recruitment services, our corporate customers and users have many different ways to market their services and secure candidates, including meeting and contacting prospective candidates through other platforms and advertising to prospective candidates online or offline through other methods. Job seekers have similarly diverse options to find talent scouts, such as interacting with them directly through our platforms and finding talent scouts through other online or offline platforms. Any decrease in the attractiveness of our platforms relative to these other options available to talent scouts and job seekers could lead to decreased engagement on our platforms, which could result in a decrease in revenue on our platforms. If we fail to attract new professionals or our existing professionals decrease their use of or cease using our platforms, or the quality or types of services provided by our platforms are not satisfactory to the professionals, they may decrease their use of, or cease using, our platforms.

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

In 2023, 2024 and 2025, approximately 44.7%, 20.3% and 10.7% of our revenues were generated from recruitment services for corporate customers, respectively. Corporate customers are by far the most important source of revenue for us, and attracting more corporate customers to our platforms is therefore of critical importance to us. Due to their contribution to our revenues and ability to spend, large businesses with sufficient funds would benefit us most as a revenue source, and we need to invest in developing and promoting products and services that meet their needs. Additionally, small- and mid-sized businesses may also be a source of corporate customers growth for us, as they have historically been underserved and usually lack direct access to a scaled user base and effective means to promulgate their businesses. We, however, cannot assure you that our efforts to reach to more corporate customers will convince more enterprise users to use our online recruitment platform. There is also no guarantee that our existing enterprise customers will continue to pay for our online recruitment services at the same frequency or price going forward, as competition or alternative means of job hunting may put pressure on the demand and pricing for our recruitment services. If we are not successful in expanding our corporate customer base or improving our monetization of corporate customers, our revenues may stagnate or decline, and our business and prospects may be materially and adversely affected.

Because a significant portion of the services we offer are outsourcing services, a decline in the demand or the market for outsourcing services could materially and adversely affect our business, prospects, financial condition and results of operations.

In 2023, 2024 and 2025, approximately 48.4%, 73.8% and 86.1% of the services we offer relate to outsourcing services, respectively. The market for our outsourcing services is at a relatively early stage of development in China. Many corporations are unfamiliar with these services and may not accept the value proposition of these service offerings. Processing, tracking, collecting and remitting funds to the applicable third parties are complex operations, and many companies may not trust us with their data. As such, companies may not be willing to use our services as significant functions and may instead choose to continue to perform such operations in-house. If, for any reason, the market for outsourcing services declines, including as a result of global economic conditions, automation, increased use of artificial intelligence, or otherwise, or if demand for these services slows or businesses satisfy their needs for these services through alternative means, the growth in the number of projects we receive may slow or decline and as a result our business, prospects, financial condition and results of operations could be materially and adversely affected. In addition, we rely on third-party sales agents and service providers, including technology service providers and industry experts, to source deals and deliver part of the outsourcing services. Failure by these providers, for any reason, to source deals or deliver their services in a timely and accurate manner could result in significant disruptions to our outsourcing operations, impact our customer relationships, harm our brand names and reputation, and result in significant penalties or liabilities to us.

Volatility in the financial and economic environment in the markets where we have operations could harm our business.

Demand for our PaaS services is sensitive to changes in the level of overall economic activity in the markets in which we operate. During periods of weak economic conditions, employment levels tend to decrease, and business failures tend to increase and interest rates may become more volatile. Current or potential corporate customers may also react to weak economic conditions or forecasted weak economic conditions by reducing their employee headcount or by lowering their salary or compensation levels, any of which would affect our total revenues. These conditions may affect the willingness of our corporate customers and potential customers to pay third parties for recruitment services and other services like ours, and may impact their ability to meet their obligations to us on time, or at all. In addition, if businesses have difficulty obtaining funding, business growth and new business formation may be impaired, which could also harm our business.

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

We incurred negative cash flow in operating activities for the amounts of RMB36.4 million for the year ended December 31, 2023, and we may incur operating losses in the foreseeable future. We expect to continue the development and expansion of our business, particularly to invest significantly in research and development related to artificial intelligence, data analytics and blockchain technologies, and we anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve and maintain profitability in future periods. As a result, we may continue to generate losses. We cannot ensure that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain profitability.

We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

Due to the nature of our business and our limited operating history, we have a limited customer base and have depended on a small number of customers for a significant portion of revenues. For the years ended December 31, 2023, 2024 and 2025, we had 582, 463 and 242 corporate customers, respectively, and revenues generated in relation to our five largest corporate customers in terms of contract amount accounted for approximately 15.9%, 23.6% and 37.7%, respectively. Our ability to maintain close relationships with our top customers is essential to the growth and profitability of our business. If we fail to retain these top customers in any particular period, or if a large customer enters into fewer engagements with us or fails to enter into any engagements with us, or if we fail to develop additional major customers, or if we fail to develop additional major customers, then our revenue could decline, which may adversely affect our business, financial condition, and results of operations.

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

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

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

We lease real properties in China from third parties primarily as office space. We have not registered any of our lease agreements for these properties with the PRC governmental authorities as required by PRC law. The failure to do so does not in itself invalidate the lease agreements, so we have not taken any actions to register our leased properties with the PRC governmental authorities or find alternative locations for our operations in the PRC. However, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities. As of the date of this annual report, three of our lease agreements had not been registered. We may be required by PRC government authorities to file these lease agreements for registration within a time limit, and may be subject to a maximum fine of RMB10,000 for each lease agreement which in aggregate amounted to RMB50,000 for the three unregistered lease agreements.

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

We apply technology to serve our clients more efficiently and bring them better user experience. Our success will in part depend on our ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including AI, 5G, cloud computing, distributed architecture and big data analytics. If we fail to adapt our platforms and services to changes in technological development in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of our services. Technical hurdles in implementing technological advances may result in our services becoming less attractive to users and corporate customers, which, in turn, may materially and adversely affect our business, results of operations and prospects.

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

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property (which we have ownership or legal rights to use) as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete arrangements with our employees and others, to protect our proprietary rights. As of the date of this annual report, we have 11 patents registered in the U.S. and 11 patents registered in China, all in the areas of artificial intelligence, data analytics and blockchain technology, 68 registered trademarks, 75 registered copyrights, and ten registered domain names. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

Our business depends on the continued efforts of our senior management, particularly our founder, chairman of the board of directors and chief executive officer, Mr. Howard Lee. If Mr. Lee, or one or more other of our key executives and employees, were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continuing services of our senior management, particularly Mr. Howard Lee, our founder, chairman of the board of directors and chief executive officer, and our other executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries in China, there is no assurance that any member of our management team will not join our competitors or form a competing business. Moreover, it is possible that our key employees, upon their departure, will join our competitors or start their own competing businesses, and may solicit certain of our current customers, which may adversely affect our business, financial results and daily operations. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

We are subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and The Nasdaq Stock Market LLC (“Nasdaq”), which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

We are subject to the reporting requirements of the Exchange Act of 1934, or Exchange Act, the Sarbanes- Oxley Act of 2002 and the rules and regulations of the Nasdaq. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting, as we are not required to provide a report of management’s assessment on our internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements, we and our independent registered public accounting firm identified one material weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of accounting staff and resources with appropriate knowledge of the U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements. This material weakness, if not remediated timely, may lead to misstatements in our consolidated financial statements in the future. Following the identification of this material weakness, we have taken and plan to continue to take remedial measures. See “Item 15. Controls and Procedures – (b) Management’s Annual Report on Internal Control over Financial Reporting - Internal Control over Financial Reporting.” We cannot assure you, however, that these measures may fully address this material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

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

We adopted our 2024 Equity Incentive Plan, or the 2024 Plan, in November 2024 to attract and retain best available personnel, provide additional incentives to employees, officers, directors and consultants and promote the success of our business. On October 31, 2025, we adopted an Amended and Restated 2024 Equity Incentive Plan, or the Amended and Restated 2024 Plan, to reflect the Share Consolidation and Dual-Class Share Structure. The maximum number of our ordinary shares which may be issued pursuant to all awards under the Amended and Restated 2024 Plan is 295,000. As of the date of this annual report, we have not granted any awards under the Amended and Restated 2024 Plan. We believe the grant of share incentive awards is of significant importance to our ability to attract and retain employees, and we may grant share incentive awards to employees in the future. As a result, we will incur expenses associated with share-based compensation, which may have an adverse effect on our results of operations and financial condition.

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

Our ability to operate in the PRC may be further harmed by changes in its laws and regulations. The central or local governments of the PRC may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof. We cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, results of operations and the value of our Class A ordinary shares.

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

The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.

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

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCA Act. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. The bill, if enacted, would shorten the three-consecutive-year compliance period under the HFCA Act to two consecutive years. On December 29, 2022, the Accelerating HFCA Act was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

Our current auditor, Enrome LLP, or Enrome, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Enrome is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome is still awaiting the results of the inspection as of the date of this annual report. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act following our filing of an annual report on Form 20-F for the relevant fiscal year. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following our filing of an annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. If our Class A ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Companies and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations and regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Trial Measures, (i) an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC; and (ii) the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering, issuance of convertible bonds, offshore relisting after go-private transactions and other equivalent offing activities in an overseas market. In addition, after a domestic company has offered and listed securities in an overseas market, it is required to file a report to the CSRC after the occurrence and public disclosure of certain material corporate events, including but not limited to, change of control and voluntary or mandatory delisting. We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under these measures and the supporting guidelines. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on October 19, 2023. In addition, on June 23, 2025, we closed our “best efforts” follow-on offering of 32,150,000 ordinary shares, par value US$0.000005 per share, at a public offering price of US$0.20 per share, for total gross proceeds of US$6.4 million before deducting placement agent’s fee and offering expenses (the “Follow-on Offering”). For details, see “Item 4. Information on the Company — A. History and Development of the Company.” We have completed the required filings with the CSRC for the Follow-on offering in accordance with the requirements under these measures and the supporting guidelines. We may be required to file with the CSRC in connection with any of our future offering and listing in an overseas market, including other follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities. If we fail to complete such filing procedures for any future overseas offering or listing in an overseas market, including our follow-on offerings, issuance of convertible bonds, offshore relisting after going-private transactions, and other equivalent offering activities, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on us, restrictions on or delays to our financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020 (“Article 177”), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information — D. Risk Factors — Risks Related to Our Class A Ordinary Shares — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands exempted company.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, subject to any reduction set forth in applicable tax treaties. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC resident enterprise shareholders and any gain realized on the transfer of ordinary shares may be subject to PRC tax at a rate of 10% in the case of non-PRC resident enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares.

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

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class A ordinary shares.

Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to the income derived from sources within China of non-PRC resident enterprises, which are established outside of China and do not have an establishment or place of business in China, or which are established outside of China and have an establishment or place of business in China but its income is not effectively connected with the establishment or place of business. Accordingly, dividends from us to and any gain realized on the transfer of shares by non-PRC resident enterprise investors is subject to 10% PRC enterprise income tax if these gains are regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends regarded as income derived from sources within China and paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty. Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our shares, or the gains realized from the transfer of our shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax. If PRC income tax is imposed on gains realized through the transfer of our ordinary shares or on dividends paid to our non-PRC resident investors, the value of your investment in our Class A ordinary shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

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

In addition, if any of our shareholders who is subject to SAFE regulations fails to satisfy the applicable overseas direct investment filing or approval requirement, the PRC government may restrict our access to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares.

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

Risks Related to Our Class A Ordinary Shares

If we fail to comply with the continued listing requirements of Nasdaq, we would face possible delisting, which would result in a limited public market for our Class A ordinary shares and make obtaining future debt or equity financing more difficult for us.

On January 15, 2025, we received a notification letter from the Nasdaq notifying us that we are currently not in compliance with the minimum bid price requirement set forth under Rule 5550(a)(2) of the Listing Rules of the Nasdaq because the closing bid price of our ordinary shares was below US$1.00 per share for a period of 30 consecutive business days. On July 21, 2025, the Nasdaq notified us that we had regained compliance after maintaining a closing bid price of $1.00 per share or greater for 20 consecutive business days.

On September 5, 2025, we received another notification letter from Nasdaq notifying us that we are currently not in compliance with Minimum Bid Price Requirement because the closing bid price of our ordinary shares was below US$1.00 per share for a period of 30 consecutive business days. On November 3, 2025, the Nasdaq notified us that we had regained compliance after maintaining a closing price of US$1.00 per share or greater for 15 consecutive business days. For details, see “Item 4. Information on the Company — A. History and Development of the Company.”

There can be no assurance that we will be able to maintain compliance with the Listing Rules of the Nasdaq in the future. If we fail to comply with the Minimum Bid Price Requirement or any other listing rules when required in the future, we could be subject to suspension and delisting proceedings. If our Class A ordinary shares lose their status on the Nasdaq Capital Market, our Class A ordinary shares would likely trade in the over-the-counter market. If our Class A ordinary shares were to trade on the over-the-counter market, selling our Class A ordinary shares could be more difficult because smaller quantities of securities would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our Class A ordinary shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our Class A ordinary shares, further limiting the liquidity of our Class A ordinary shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our Class A ordinary shares. Such delisting from the Nasdaq and continued or further declines in our ordinary share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

For the period from January 1, 2025 to December 31, 2025, the trading price of our Class A ordinary share ranged from US$1.87 to US$50.80 per share. The trading price of our Class A ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. However, the fluctuation in the trading price of our Class A ordinary shares may continue to happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares will trade.

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

You may experience dilution as a result of our current and/or future equity offerings.

To raise additional capital, on April 21, 2025, we initially filed with the SEC a shelf registration statement on Form F-3 (File No. 333-286651), which was later declared effective by the SEC on September 15, 2025, in connection with the offer, issuance and sale of up to US$100,000,000 or its equivalent in any other currency, currency units, or composite currency or currencies, of our ordinary shares, par value US$0.000005 per share, preferred shares, warrants to purchase ordinary shares, debt securities, subscription rights and a combination of such securities, separately or as units, in one or more offerings, from time to time, on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). For details, see “Item 4. Information on the Company — A. History and Development of the Company.” As a result, you may experience an immediate and substantial dilution in your investment in our Class A ordinary shares.

In addition, we may in the future offer additional Class A ordinary shares or other securities convertible into or exchangeable for our Class A ordinary shares at prices that vary, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

The trading market for Class A our ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A ordinary shares to decline.

The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares. In addition, if we issue additional Class A ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our Class A ordinary shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Class A ordinary shares or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

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

Based upon our current and projected income and assets and the market price of our Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the Class A ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations”) holds our Class A ordinary shares, the PFIC tax rules discussed under “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations—PFIC Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes a “mark-to-market” election, will apply in future years even if we cease to be a PFIC.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (as the same may be supplemented or amended from time to time), the Companies Act (As Revised) of the Cayman Islands (as the same may be supplemented or amended from time to time) which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by Appleby, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our Dual-Class Share Structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class B ordinary share shall entitle the holder thereof to 480 votes on all matters subject to vote at general meetings of our company, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company. As of the date of this annual report, we have not issued any Class B ordinary share. We expect to issue Class B ordinary shares in the future, which may cause the concentration of ownership. As a result of the Dual-Class Share Structure and the concentration of ownership may influence over corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders. This level of control may prevent minority shareholders from influencing key business decisions. Our principal shareholders, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the ultimate effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holder of Class B ordinary shares may result in those shares converting into Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder, but Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. Our amended and restated memorandum and articles of association generally does not prohibit us from issuing additional Class B ordinary shares, and any future issuances of Class B ordinary shares may be dilutive to holders of Class A ordinary shares. For more information about our Dual-Class Structure, see Exhibit 2.3 to this annual report.

Our Dual-Class Share Structure may render our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A ordinary shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, our dual class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

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

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict whether investors will find our Class A ordinary shares less attractive if we rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and the trading price of our Class A ordinary shares may be reduced or more volatile.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	certain rules under Section 16 of the Exchange Act establishing insider liability for profits realized from any “short-swing” trading transaction, and requiring principal shareholders who are not executive officers or directors to file public reports of their share ownership and trading activities under Section 16 of the Exchange Act; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

In August 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$6 million of our ordinary shares, effective on August 8, 2024 through up to August 7, 2025. As of December 31, 2025, a total of 2,406 Class A ordinary shares had been repurchased by us in open market pursuant to this program.

On January 15, 2025, we received a notification letter from the Nasdaq, respectively, notifying us that we were not in compliance with minimum bid price requirement set forth under Rule 5550(a)(2) the Listing Rules of the Nasdaq because the closing bid price of our ordinary shares was below US$1.00 per share for a period of 30 consecutive business days.

On April 21, 2025, we initially filed with the SEC a shelf registration statement on Form F-3 (File No. 333-286651), which was later declared effective by the SEC on September 15, 2025. This Form F-3 shelf registration statement provides a base prospectus covering the offer, issuance and sale of up to US$100,000,000 or its equivalent in any other currency, currency units, or composite currency or currencies, of our ordinary shares, par value US$0.000005 per share, preferred shares, warrants to purchase ordinary shares, debt securities, subscription rights and a combination of such securities, separately or as units, in one or more offerings, from time to time, on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. As of the date of this annual report, no securities had been sold under this shelf registration.

On June 23, 2025, we closed our “best efforts” follow-on offering of 32,150,000 ordinary shares, par value US$0.000005 per share, at a public offering price of US$0.20 per share, for total gross proceeds of US$6.4 million before deducting placement agent’s fee and offering expenses. AC Sunshine Securities LLC acted as the placement agent for this follow-on offering.

On July 21, 2025, the Nasdaq informed us that we had regained compliance with the minimum bid price requirement set forth under Rule 5550(a)(2) of the Listing Rules of the Nasdaq after maintaining a closing bid price of $1.00 per share or greater for 20 consecutive business days.

On September 5, 2025, we received another letter from The Nasdaq Stock Market LLC, notifying us that we were not in compliance with the minimum bid price requirement set forth under Rule 5550(a)(2) of the Listing Rules of the Nasdaq because the closing bid price of our ordinary shares was below $1.00 per share for a period of 30 consecutive business days.

On October 13, 2025, we effected (i) a forty (40)-for-one (1) share consolidation of our issued and unissued shares, whereby every 40 authorized issued and unissued shares, par value US$0.000005 per share, in our authorized share capital be consolidated into one share, par value US$0.0002 per share, or the Share Consolidation, such that our authorized share capital shall be US$50,000 divided into 250,000,000 shares, par value US$0.0002 per share, (ii) an adoption of dual-class share structure, or the Dual-Class Share Structure, upon which (A) our authorized share capital was changed from US$50,000 divided into 250,000,000 ordinary shares, par value US$0.0002 per share, to US$50,000 divided into 235,000,000 Class A ordinary shares, par value US$0.0002 per share and 15,000,000 Class B ordinary shares, par value US$0.0002 per share, and (B) all of the shares issued as of the date thereof were re-designated to Class A ordinary shares, par value US$0.0002 per share; and (iii) amendments to our amended and restated memorandum and articles of association to reflect the same.

On November 3, 2025, the Nasdaq informed us that we had regained compliance with the minimum bid price requirement set forth under Rule 5550(a)(2) of the Listing Rules of the Nasdaq after maintaining a closing price of US$1.00 per share or greater for 15 consecutive business days.

On December 5, 2025, we held an extraordinary general meeting (the “EGM”) at which meeting the shareholders approved (i) an increase in our authorized share capital from US$50,000 divided into 250,000,000 shares of a par value of US$0.0002 each, comprising of 235,000,000 Class A ordinary shares of a par value of US$0.0002 each and 15,000,000 Class B ordinary shares of a par value of US$0.0002 each, to US$500,000 divided into 2,500,000,000 shares of US$0.0002 each, comprising 2,475,000,000 Class A ordinary shares of a par value of US$0.0002 each and 25,000,000 Class B ordinary shares of a par value of US$0.0002 each, (ii) authorize the board of directors, at its absolute and sole discretion, to either (a) implement one or more share consolidation(s), and determine the exact consolidation ratio and effective date of such share consolidation during a period of two years of the date of the EGM, at the exact consolidation ratio and effective time as our board of directors may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Future Share Consolidations” and each, a “Future Share Consolidation”) shall not be more than 5000:1; or (b) elect not to implement any share consolidation(s) during a period of two years of the date of the EGM, (iii) amendments to its amended and restated memorandum and articles of association, and (iv) upon the implementation of a Future Share Consolidation with the exact consolidation ratio and the effective date of such Future Share Consolidation as determined by the board of directors, the adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, our memorandum and articles of association in effect immediately prior to the implementation of such Future Share Consolidation, to reflect such Future Share Consolidation.

On February 9, 2026, we entered into a securities purchase agreement with certain investors in relation to the issuance and sale of an aggregate of 40,000,000 Class A ordinary shares, par value US$0.0002 per share, at a purchase price of US$1.00 per share, in a private placement (the “Private Placement”). The Private Placement closed on February 10, 2026. Gross proceeds from the Private Placement were approximately US$40.0 million.

Our principal executive offices are located at Room 1109, 11/F, Tower A, Star Plaza, No. 8 Wangjing Street, Chaoyang District, Beijing 100102, China. Our telephone number at this address is (86) 18500976532. Our registered office is located at ICS Corporate Services (Cayman) Limited, Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website www.lucasgchr.com. The information contained on our website is not a part of this annual report.

B.	Business Overview

Overview

We are a technology-driven, agent-centric online human capital management service provider targeting professionals in China, operating on a PaaS model. As a company empowered by AI, data analytics, and blockchain technologies, we are committed to digitalizing and intellectualizing the entire human capital management process. We provide a platform to support trusted and private social networks of professionals, through which we provide services consisting of recruitment services, outsourcing services, and other services such as information technology services and training services. Our users are primarily professionals who work in human resources related functions. Our corporate customers are corporations with recruitment, training, sales leads generation and outsourcing demands.

For the years ended December 31, 2023, 2024 and 2025, our total revenue amounted to RMB1,474.0 million, RMB1,063.4 million and RMB1,042.3 million (US$149.0 million), respectively, representing a decrease of 27.9% and a decrease of 2.0%, respectively. For the years ended December 31, 2023, 2024 and 2025, our gross profit amounted to RMB418.6 million, RMB357.4 million and RMB352.0 million (US$50.3 million), respectively, representing a decrease of 14.6% and a decrease of 1.5%, respectively.

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

Our agent-centric recruitment services are mainly carried out by means of permanent employment recruitment services and flexible employment recruitment services. For the years ended December 31, 2023, 2024 and 2025, revenues from our recruitment services amounted to RMB659.0 million, RMB216.1 million and RMB111.5 million (US$15.9 million), respectively.

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

For the years ended December 31, 2023, 2024 and 2025, revenues from our outsourcing services amounted to RMB714.0 million, RMB785.1 million and RMB897.9 million (US$128.4 million), respectively, representing a year-over-year growth of 10.0% and 14.4%, respectively.

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

Other Services

We launched other services as value-added services in August 2021, which include information technology services and training services. For the years ended December 31, 2023, 2024 and 2025, revenues from our other services amounted to RMB101.0 million, RMB62.2 million and RMB32.9 million (US$4.7 million), respectively.

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

Our Technology

Our platform is empowered by our AI, machine learning, data analytics and blockchain technologies. Leveraging our extensive access to big data assets and AI tools, we are able to continuously optimize our products and services recommendation capabilities, personalize our user experience, refine our matching algorithm and monitor our service quality. Our patented technologies enable us to optimize the matching accuracy of services among providers and requestors, and to increase the transactions’ closing rates. As of the date of this annual report, we hold eleven patents registered in the U.S. and eleven patents registered in China, 68 registered trademarks, 75 registered copyrights, and ten registered domain names, all in the areas of artificial intelligence, data analytics and blockchain technologies.

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

We are committed to further developing our expertise in cybersecurity, data security and reliability through research and development in data infrastructure and utilization of blockchain. We intend to establish a research center in the U.S. to conduct such research and development activities, to take advantage of the fact that our IP consultant Dr. Wong and our founder, chairman of the board of directors and chief executive officer, Mr. Lee, have decades of work and academic experience in the technical field in the U.S.

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

Intellectual Property

We design, test and update our platforms regularly, and we have both developed our proprietary solutions in-house and outsourced to third party contractors. We have developed our infrastructure to be highly agile and scalable, allowing us to efficiently expand our platform and enter new market segments, with patent-compromising quality. As of the date of this annual report, we hold eleven patents registered in the U.S. and eleven patents registered in China, 68 registered trademarks, 75 registered copyrights, and ten registered domain names.

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

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, promulgated on February 13, 2015 and implemented on June 1, 2015 and last amended and implemented on December 30, 2019, the SAFE decided to further simplify and improve policies for the foreign exchange administration of direct investment around the entire nation, by cancelling two administrative approval items: confirmation of foreign exchange registration under domestic direct investment and confirmation of foreign exchange registration under overseas direct investment and, instead, banks shall directly examine and handle foreign exchange registration under domestic direct investment and foreign exchange registration under overseas direct investment, and the SAFE and its branch offices shall indirectly regulate the foreign exchange registration of direct investment through banks and simplifying the procedures for some foreign exchange transactions under direct investment.

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

Lucas GC Limited. (1)
(Cayman Islands)
100%
Lucas Star Holding Limited
(BVI)
Offshore
100%
Onshore
Lucas Star Global Limited
(Hong Kong)
100%
Luojiashi (Shijiazhuang)
Technology Co., Ltd.
100%
Qingdao Luogaoshi
Consulting Co., Ltd.
49%
99%
100%
Lucas Youhuo (Beijing)
Technology Co., Ltd.
Lucas Group China Limited
Shanghai Lingzi
Technology Co., Ltd.
100%
100%
100%
100%
100%
Lucas GC Limited (HK)
Lucas Media Co., Ltd.
Luogaoshi Technology
(Beijing) Co., Ltd.
Jiangxi Magelian
Technology Co., Ltd.
Shanghai Luojiashi
Technology Co., Ltd.

Note:	(1)	Our founder, chairman of the board of directors, and chief executive officer, Mr. Howard Lee, owns approximately 2.8% of the equity interests in our company through his wholly owned company, HTL Lucky Holding Limited, as of the date of this annual report.

(2)	The English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

We do not currently use, and have not used in the past, a variable interest entity structure. Lucas GC Limited is not a Chinese operation company but a Cayman Islands holding company with operations primarily conducted through its PRC subsidiaries.

F.	Property, Plant and Equipment

Our corporate headquarters are located in Beijing, China. As of December 31, 2025, the approximate gross floor area of our leased properties was 548 square meters in aggregate and we did not have self-held properties. We lease our premises from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a technology-driven, agent-centric online human capital management service provider targeting professionals in China, operating on a PaaS model. As a company empowered by AI, data analytics and blockchain technologies, we are committed to digitalizing and intellectualizing the entire human capital management process. Please see “Item 4. Information on the Company – B. Business Overview” for more details.

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

Key Components of Our Results of Operations

Revenues

We generate revenues from (i) recruitment services including flexible employment recruitment services and permanent employment recruitment services, (ii) outsourcing services, and (iii) other services including information technology services and training services. As a human capital management service provider, we are dedicated to innovating and diversifying our offerings for corporate customers in the recruitment and employment process based on the PaaS platforms, big data analytics and artificial intelligence technologies. The following table sets forth a breakdown of our revenues both in absolute amount and as a percentage of our total revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Revenues:
Recruitment service	659,049	44.7	216,083	20.3	111,490	15,943	10.7
Outsourcing service	713,957	48.4	785,096	73.8	897,853	128,391	86.1
Others	100,952	6.9	62,230	5.9	32,931	4,709	3.2
Total revenues	1,473,958	100.0	1,063,409	100.0	1,042,274	149,043	100.0

Recruitment services

Recruitment services consist of flexible employment recruitment services and permanent employment recruitment services. We derive revenues from service fees paid by corporate customers for arranging flexible workers with corresponding abilities and qualifications on demand and sourcing eligible candidates for opening jobs to fulfill their various operation and employment needs.

Outsourcing services

We derive revenues from service fees paid by corporate customers for providing overall outsourcing solutions, mostly IT-related services, based on their specific requirements.

Other services

We launched other services as value-added services in August 2021, which is to provide information technology services and training services for corporate customers.

Cost of revenues

The following table sets forth a breakdown of our cost of revenues both in absolute amount and as a percentage of our total revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Cost of revenues:
Recruitment service	513,390	34.8	132,657	12.4	66,568	9,519	6.4
Outsourcing service	476,474	32.3	529,963	49.8	602,126	86,103	57.7
Others	65,542	4.5	43,387	4.2	21,538	3,080	2.1
Total cost of revenues	1,055,406	71.6	706,007	66.4	690,232	98,702	66.2

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

Gross profit and gross profit margin

Our gross profit is primarily affected by our ability to generate revenue and control cost. The following table sets forth the breakdown of our gross profit and gross profit margin by revenue streams for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Gross profits:
Recruitment service	145,659	22.1	83,426	38.6	44,922	6,424	4.3
Outsourcing service	237,483	33.3	255,133	32.5	295,727	42,288	28.4
Others	35,410	35.1	18,843	30.3	11,393	1,629	1.1
Total gross profits	418,552	28.4	357,402	33.6	352,042	50,341	33.8

Operating expenses

Our operating expenses include general and administrative expenses, research and development expenses and selling and marketing expenses. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total revenues for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
			(In thousands, except percentages)
Operating expenses
Selling and marketing expenses	84,917	5.8	74,514	7.0	65,776	9,406	6.3
General and administrative expenses	108,376	7.4	86,261	8.1	91,150	13,034	8.7
Research and development expenses	157,543	10.7	168,616	15.9	175,434	25,087	16.8
Total operating expenses	350,836	23.9	329,391	31.0	332,360	47,527	31.8

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

General and administrative expenses

Our general and administrative expenses mainly consist of (i) payroll expenses, (ii) users support operation expenses, (iii) rental and depreciation expenses related to general and administrative functions, (iv) professional service fees, (v) credit impairment losses and (vi) office and miscellaneous expenses. We will continue to seek to optimize the cost structure of our company to control the relative level of general and administrative expenses as a percentage of our revenues.

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

Results of Operations

For the years ended December 31, 2024 and 2025

The following tables set forth a summary of our consolidated results of operations, in absolute amount and as a percentage of our revenues for the years ended December 31, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,					Variance
	2024		2025			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Total revenues	1,063,409	100.0	1,042,274	149,043	100.0	(21,135)	(2.0)
Cost of revenues	(706,007)	(66.4)	(690,232)	(98,702)	(66.2)	(15,775)	(2.2)
Gross profit	357,402	33.6	352,042	50,341	33.8	(5,360)	(1.5)
Operating expenses
Selling and marketing expenses	(74,514)	(7.0)	(65,776)	(9,406)	(6.3)	(8,738)	(11.7)
General and administrative expenses	(86,261)	(8.1)	(91,150)	(13,034)	(8.7)	4,889	5.7
Research and development expenses	(168,616)	(15.9)	(175,434)	(25,087)	(16.8)	6,818	4.0
Total operating expenses	(329,391)	(31.0)	(332,360)	(47,527)	(31.8)	2,969	0.9
Operating profit	28,011	2.6	19,682	2,814	2.0	(8,329)	(29.7)
Other income (expenses)
Financial expenses, net	(1,624)	(0.2)	(1,848)	(264)	(0.2)	224	13.8
Other income (expenses), net	3,531	0.3	(5,332)	(762)	0.5	(8,863)	(251.0)
Total other income (expenses), net	1,907	0.1	(7,180)	(1,026)	(0.3)	(9,087)	(476.5)
Income before income tax expense	29,918	2.7	12,502	1,788	2.3	(17,416)	(58.2)
Income tax benefit (expenses)	10,167	1.0	(2,647)	(379)	(0.3)	(12,814)	(126.0)
Net income	40,085	3.7	9,855	1,409	2.0	(30,230)	(75.4)

Revenues

Our revenues decreased by approximately RMB21.1 million, or 2.0%, from RMB1,063.4 million for the year ended December 31, 2024 to RMB1,042.3 million (US$149.0 million) for the year ended December 31, 2025, primarily due to a decrease of revenues from recruitment service. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,					Variance
	2024		2025			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Revenues:
Recruitment service	216,083	20.3	111,490	15,943	10.7	(104,593)	(48.4)
Outsourcing service	785,096	73.8	897,853	128,391	86.1	112,757	14.4
Others	62,230	5.9	32,931	4,709	3.2	(29,299)	(47.1)
Total revenues	1,063,409	100.0	1,042,274	149,043	100.0	(21,135)	(2.0)

Revenues from recruitment services decreased by RMB104.6 million, or 48.4%, from RMB216.1 million for the year ended December 31, 2024 to RMB111.5 million (US$15.9 million) for the year ended December 31, 2025. The decreased was primarily due to the downturn in the market of recruitment demand confronted with economic uncertainty, and thus, customers became more inclined towards outsourcing services rather than traditional recruitment services. In response to the shift in the recruitment market, we took series of measures including transiting our strategic from prioritizing revenue scale expansion to improving our revenue quality and enhancing gross margin improvement.

Revenues from outsourcing services increased by approximately RMB112.8 million, or 14.4%, from RMB785.1 million for the year ended December 31, 2024 to RMB897.9 million (US$128.4 million) for the year ended December 31, 2025. The increase was primarily driven by the increase of our corporate customers, which was attributable to (i) our continuing marketing efforts in business line expansion, (ii) the growing demands of customers to develop IT system to optimize the business processes and reduce labor cost, and (iii) our diversified products which can meet the needs of different customers.

Revenues from other services decreased by RMB29.3 million, or 47.1%, from RMB62.2 million for the year ended December 31, 2024 to RMB32.9 million (US$4.8 million) for the year ended December 31, 2025. The decrease was mainly due to the reduced client demand for information technology services under the uncertainty of economic.

Cost of revenues

Our cost of revenues increased by approximately RMB47.5 million, or 6.7%, from RMB706.0 million for the year ended December 31, 2024 to RMB753.5 million (US$107.8 million) for the year ended December 31, 2025, which was mainly due to the increase in outsourcing service, which had higher cost. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total revenues, for the periods indicated.

	For the Year Ended December 31,					Variance
	2024		2025			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Cost of revenues:
Recruitment service	132,657	12.4	66,568	9,519	6.4	(66,089)	(49.8)
Outsourcing service	529,963	49.8	602,126	86,103	57.7	72,163	13.6
Others	43,387	4.2	21,538	3,080	2.1	(21,849)	(50.4)
Total cost of revenues	706,007	66.4	690,232	98,702	66.2	(15,775)	(2.2)

Cost related to recruitment services decreased by approximately RMB66.1 million, or 49.8%, from RMB132.7 million for the year ended December 31, 2024 to RMB66.6 million (US$9.5 million) for the year ended December 31, 2025, primarily due to the decrease of revenues in recruitment service.

Cost related to outsourcing services increased by approximately RMB72.2 million, or 13.6%, from RMB530.0 million for the year ended December 31, 2024 to RMB602.1 million (US$86.1 million) for the year ended December 31, 2025, primarily attributable to the higher service costs, including compensation for project-based personnel and fees paid to third-party providers engaged in the solution process, generally in line with our revenue growth in outsourcing services.

Cost related to other services decreased by approximately RMB21.9 million, or 50.4%, from RMB43.4 million for the year ended December 31, 2024 to RMB21.5 million (US$3.1 million) for the year ended December 31, 2025, primarily in line with the decrease in other services.

Gross profits and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of their corresponding revenues for the periods indicated.

	For the Year Ended December 31,					Variance
	2024		2025			Amount	Percentage
	RMB	%	RMB	US$	%	RMB	%
	(In thousands, except percentages)
Gross profits:
Recruitment service	83,426	38.6	44,922	6,424	4.3	(38,504)	(46.2)
Outsourcing service	255,133	32.5	295,727	42,288	28.4	40,594	15.9
Others	18,843	30.3	11,393	1,629	1.1	(7,450)	(39.5)
Total gross profits	357,402	33.6	352,042	50,341	33.8	(5,360)	(1.5)

As a result of the foregoing, we recorded a gross profit of RMB357.4 million and RMB352.0 million (US$50.3 million) for the years ended December 31, 2024 and 2025, respectively. Moreover, our strategic transit from pursuing revenue scale expansion to driving value optimization through gross margin enhancement, attributable to slightly gross profit margin increase from 33.6% to 33.8% in 2024 and 2025, respectively.

Operating expenses

Our operating expenses increased from RMB329.4 million for the year ended December 31, 2024 to RMB335.2 million (US$47.9 million) for the year ended December 31, 2025, representing an increase of 2.3%, primarily due to the following:

General and administrative expenses

Our general and administrative expenses increased by 5.7% from RMB86.3 million for the year ended December 31, 2024 to RMB91.2 million (US$13.0 million) for the year ended December 31, 2025, which was primarily due to (i) an increase of RMB4.7 million (US$0.7 million) in amortization, which reflects our ongoing investment in new software and equipment; (ii) an increase of RMB2.2 million (US$0.3 million) in Certified Career Resources Planner Certificate user support operation expenses, which continued to enhances our user support operations, reinforcing our competitive positioning and long-term user retention, and offset by (iii) a decrease in professional expenses of RMB6.7 million (US$1.0 million), by streamlining our administrative processes as a public company.

Research and development expenses

Our research and development expenses increased by 4.0% from RMB168.6 million for the year ended December 31, 2024 to RMB175.4 million (US$25.1 million) for the year ended December 31, 2025, resulting from the substantial investments in AI-enabled technologies from previous year, including Generative Pre-trained Transformer (“GPT”) and related artificial intelligence generated content technologies, and investments in our proprietary platforms, Star Career and Columbus, which gave us a cutting edge in business expansion and market competition. By leveraging our established AI infrastructure and GPT capabilities, we gained significant development efficiencies and enabling the maintenance of our competitive positioning. With the advent of the AI era, we are committed to maintaining a high level of investment in research and development, which is expected to further boost the proportion of research and development expenses to our total revenues.

Selling and marketing expenses

Our selling and marketing expenses decreased by 11.7% from RMB74.5 million for the year ended December 31, 2024 to RMB65.8 million (US$9.4 million) for the year ended December 31, 2025, which was mainly due to our strategic transition from pursuing revenue scale expansion to driving value optimization through gross margin enhancement. By focusing our marketing on higher-value corporate clients, we were able to cut costs while more effectively targeting the customers who drive our outsourcing business.

Other income/(expenses), net

Total other income (expenses), net decreased by 476.5% from total other income, net of RMB1.9 million for the year ended December 31, 2024 to total other expenses, net of RMB7.2 million (US$1.0 million) for the year ended December 31, 2025.

Our other non-operating income decreased by 251.0% from other non-operating income, net of 3.5 million for the year ended December 31, 2024 to other non-operating expenses, net of RMB5.3 million (US$0.8 million) for the year ended December 31, 2025.

Financial expenses mainly consist of interest income and expenses, bank charges and exchange gain or loss. Our financial expenses, changed from RMB1.6 million for the year ended December 31, 2024 to RMB1.8 million (US$0.3 million) for the year ended December 31, 2025 primarily due to the increased bank interest expenses.

Income tax benefits (expenses)

Our income tax benefits was RMB10.2 million for the years ended December 31, 2024 and income tax expenses was RMB2.6 million (US$0.4 million) for the years ended December 31, 2025, respectively. The decrease was primarily attributable to the decrease of recognized deferred tax assets for net operating loss carry forward due to the additional deduction of research and development expenses.

Net income

As a result of the foregoing, our net income decreased by RMB30.2 million, from RMB40.1 million for the year ended December 31, 2024 to RMB9.9 million (US$1.4 million) for the year ended December 31, 2025.

For the years ended December 31, 2023 and 2024

The following tables set forth a summary of our consolidated results of operations, in absolute amount and as a percentage of our revenues for the years ended December 31, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,				Variance
	2023		2024		Amount	Percentage
	RMB	%	RMB	%	RMB	%
	(In thousands, except percentages)
Total revenues	1,473,958	100.0	1,063,409	100.0	(410,549)	(27.9)
Cost of revenues	(1,055,406)	(71.6)	(706,007)	(66.4)	349,399	(33.1)
Gross profit	418,552	28.4	357,402	33.6	(61,150)	(14.6)
Operating expenses
Selling and marketing expenses	(84,917)	(5.8)	(74,514)	(7.0)	10,403	(12.3)
General and administrative expenses	(108,376)	(7.4)	(86,261)	(8.1)	22,115	(20.4)
Research and development expenses	(157,543)	(10.7)	(168,616)	(15.9)	(11,073)	7.0
Total operating expenses	(350,836)	(23.8)	(329,391)	(31.0)	21,445	(6.1)
Operating profit	67,716	4.6	28,011	2.6	(39,705)	(58.6)
Other (expenses) income
Financial expenses, net	(893)	(0.1)	(1,624)	(0.2)	(731)	81.9
Other income, net	3,478	0.2	3,531	0.3	53	1.5
Total other income, net	2,585	0.1	1,907	0.1	(678)	(26.2)
Income before income tax benefit	70,301	4.7	29,918	2.7	(40,383)	(57.4)
Income tax benefit	7,880	0.5	10,167	1.0	2,287	29.0
Net income	78,181	5.2	40,085	3.7	(38,096)	(48.7)

Revenues

Our revenues increased by approximately RMB410.5 million, or 27.9%, from RMB1,474.0 million for the year ended December 31, 2023 to RMB1,063.4 million for the year ended December 31, 2024, primarily due to a decrease of revenues from recruitment service. The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,				Variance
	2023		2024		Amount	Percentage
	RMB	%	RMB	%	RMB	%
	(In thousands, except percentages)
Revenues:
Recruitment service	659,049	44.7	216,083	20.3	(442,966)	(67.2)
Outsourcing service	713,957	48.4	785,096	73.8	71,139	10.0
Others	100,952	6.9	62,230	5.9	(38,722)	(38.4)
Total revenues	1,473,958	100.0	1,063,409	100.0	(410,549)	(27.9)

Revenues from recruitment services decreased by RMB443.0 million, or 67.2%, from RMB659.0 million for the year ended December 31, 2023 to RMB216.1 million for the year ended December 31, 2024. The decrease was primarily due to the downturn in the market of recruitment demand confronted with economic uncertainty, and thus, customers became more inclined towards outsourcing services rather than traditional recruitment services. In response to the shift in the recruitment market, we took series of measures including transiting our strategic from prioritizing revenue scale expansion to improving our revenue quality and enhancing gross margin improvement.

Revenues from outsourcing services increased by approximately RMB71.1 million, or 10.0%, from RMB714.0 million for the year ended December 31, 2023 to RMB785.1 million for the year ended December 31, 2024. The increase was primarily driven by the increase of our corporate customers, which was attributable to (i) our continuing marketing efforts in business line expansion, (ii) the growing demands of customers to develop IT system to optimize the business processes and reduce labor cost, and (iii) our diversified products which can meet the needs of different customers.

Revenues from other services decreased by RMB38.7 million, or 38.4%, from RMB101.0 million for the year ended December 31, 2023 to RMB62.2million for the year ended December 31, 2024. The decrease was mainly due to the reduced client demand for information technology services under the uncertainty of economic.

Cost of revenues

Our cost of revenues decreased by approximately RMB349.4 million, or 33.1%, from RMB1,055.4 million for the year ended December 31, 2023 to RMB706.0 million for the year ended December 31, 2024, which was mainly in line with the decrease of revenues. The following table sets forth a breakdown of our cost of revenues by revenue streams, expressed as an absolute amount and as a percentage of the total revenues, for the periods indicated.

	For the Year Ended December 31,				Variance
	2023		2024		Amount	Percentage
	RMB	%	RMB	%	RMB	%
	(In thousands, except percentages)
Cost of revenues:
Recruitment service	513,390	34.8	132,657	12.4	(380,733)	(74.2)
Outsourcing service	476,474	32.3	529,963	49.8	53,489	11.2
Others	65,542	4.5	43,387	4.2	(22,155)	(33.8)
Total cost of revenues	1,055,406	71.6	706,007	66.4	(349,399)	(33.1)

Cost related to recruitment services decreased by approximately RMB380.7 million, or 74.2%, from RMB513.4 million for the year ended December 31, 2023 to RMB132.7 million for the year ended December 31, 2024, primarily due to the decrease of revenues in recruitment service.

Cost related to outsourcing services increased by approximately RMB53.5 million, or 11.2%, from RMB476.5 million for the year ended December 31, 2023 to RMB530.0 million for the year ended December 31, 2024, primarily attributable to the increase in cost paid to workers and third-party services providers engaged in the solution process, generally in line with our revenue growth in outsourcing services.

Cost related to other services decreased by approximately RMB22.2 million, or 33.8%, from RMB65.5 million for the year ended December 31, 2023 to RMB43.4 million for the year ended December 31, 2024, primarily in line with the decrease in other services.

Gross profits and margin

The following table sets forth a breakdown of our gross profit, margin by revenue streams, expressed as an absolute amount and as a percentage of their corresponding revenues for the periods indicated.

	For the Year Ended December 31,				Variance
	2023		2024		Amount	Percentage
	RMB	%	RMB	%	RMB	%
	(In thousands, except percentages)
Gross profits:
Recruitment service	145,659	22.1	83,426	38.6	(62,233)	(42.7)
Outsourcing service	237,483	33.3	255,133	32.5	17,650	7.4
Others	35,410	35.1	18,843	30.3	(16,567)	(46.8)
Total gross profits	418,552	28.4	357,402	33.6	(61,150)	(14.6)

As a result of the foregoing, we recorded a gross profit of RMB418.6 million and RMB357.4 million for the years ended December 31, 2023 and 2024, respectively. Moreover, our strategic transit from pursuing revenue scale expansion to driving value optimization through gross margin enhancement, attributable to gross profit margin increase from 28.4% to 33.6% in 2023 and 2024, respectively.

Operating expenses

Our operating expenses decreased from RMB350.8 million for the year ended December 31, 2023 to RMB329.4 million for the year ended December 31, 2024, representing a decrease of 6.1%, primarily due to the following:

General and administrative expenses

Our general and administrative expenses decreased by 20.4% from RMB108.4 million for the year ended December 31, 2023 to RMB86.3 million for the year ended December 31, 2024, which was primarily due to (i) a decrease of RMB17.2 million in Certified Career Resources Planner Certificate user support operation expenses as the user number increased and more experts from various industries were invited to maintain activity level of users; (ii) a decrease in allowance of credit losses of RMB15.3 million; and offset by an increase in professional expenses of RMB10.9 million regarding the compliance service as a listed company.

Research and development expenses

Our research and development expenses increased by 7.0% from RMB157.5 million for the year ended December 31, 2023 to RMB168.6 million for the year ended December 31, 2024, resulting from the continuous investments in AI-enabled technologies including Generative Pre-trained Transformer and related artificial intelligence generated content technologies, and investments in our proprietary platforms, Star Career and Columbus, which gave us a cutting edge in business expansion and market competition. With the advent of the AI era, we are committed to maintaining a high level of investment in research and development, which is expected to further boost the proportion of research and development expenses to our total revenues.

Selling and marketing expenses

Our selling and marketing expenses decreased by 12.3% from RMB84.9 million for the year ended December 31, 2023 to RMB74.5 million for the year ended December 31, 2024, which was mainly due to our strategic transition from pursuing revenue scale expansion to driving value optimization through gross margin enhancement, and thus we optimized our promotional activities to more accurately target potential customers’ requirement.

Other income, net

Total other income, net decreased by 26.2% from RMB2.6 million for the year ended December 31, 2023 to RMB1.9 million (US$0.3 million) for the year ended December 31, 2024.

Our other non-operating income, remained stable of both approximately RMB3.5 million for the year ended December 31, 2023 and 2024.

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

Net income

As a result of the foregoing, our net income decreased by RMB38.1 million, from RMB78.2 million for the year ended December 31, 2023 to RMB40.1 million for the year ended December 31, 2024.

B.	Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt financings and capital contributions from our existing shareholders.

We had cash and cash equivalents of RMB30.4 million and RMB30.3 million (US$4.3 million), and restricted cash of RMB1.3 million and nil as of December 31, 2024 and 2025, respectively. Our working capital was approximately RMB85.5 million (US$12.2 million) as of December 31, 2025. The cash and cash equivalents and restricted cash disaggregated by currency denomination are as follows:

	As of December 31, 2024		As of December 31, 2025
	Amount	RMB equivalent	Amount	RMB equivalent
	(In thousands)
Cash, cash equivalents and restricted cash:
RMB	6,802	6,802	17,334	17,334
USD	1,961	14,312	1,420	9,932
HKD	9,859	9,266	3,382	3,039
Restricted cash:
USD	-	-	-	-
RMB	1,281	1,281	-	-
Total		31,661		30,305

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

To utilize the proceeds, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE, or its local branches, or banks. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company, based on its discretionary application, is either the difference between the amount of total investment and the amount of registered capital or three times of the amount of the net assets of such foreign-invested company.

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

Cash Flows

For the years ended December 31, 2023, 2024 and 2025

	For the Year Ended December 31,				Variances
	2023	2024	2025		Amount	Percentage
	RMB	RMB	RMB	US$	RMB	%
	(In thousands, except for percentages)
Net cash (used in)/provided by operating activities	(36,408)	20,186	35,461	5,070	15,276	75.7
Net cash used in investing activities	(12,097)	(79,948)	(107,266)	(15,339)	(27,318)	(34.2)
Net cash provided by financing activities	29,422	60,746	71,576	10,235	10,830	17.8
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8)	454	(1,127)	(159)	1,581	348.2
Net (decrease)/increase in cash, cash equivalents and restricted cash:	(19,091)	1,438	(1,356)	(193)	(2,793)	(194.4)
Cash, cash equivalents and restricted cash at the beginning of year	49,314	30,223	31,661	4,527	1,438	4.8
Cash, cash equivalents and restricted cash at the end of year	30,223	31,661	30,305	4,334	(1,355)	(4.3)

Operating activities

For the year ended December 31, 2025, our net cash provided by operating activities was RMB35.5 million (US$5.1 million), which was primarily attributable to (i) net income of RMB9.9 million (US$1.4 million), primarily adjusted for depreciation of software and equipment of RMB13.3 million (US$1.9 million), and provision of expected credit losses of RMB1.8 million (US$0.3 million); (ii) an increase in prepaid expenses and other current assets of RMB1.1 million (US$0.2 million), primarily due to increased upfront payments to suppliers to secure necessary service resources; and offset by (iii) a net decrease in accounts receivable of RMB28.6 million (US$4.1 million), primarily due to our enhanced collection efforts and improved receivable turnover; (iv) a decrease in accounts payable of RMB11.3 million (US$1.6 million) due to the timing of vendor settlements; (v) a decrease in contract liabilities of RMB13.1 million (US$1.9 million) due to the recognition of revenue upon the satisfaction of performance obligations for which advance payments had been received.

For the year ended December 31, 2024, our net cash provided by operating activities was RMB20.2 million, which was primarily attributable to (i) net income of RMB40.1 million, primarily adjusted for depreciation of software and equipment of RMB8.5 million, reversal of expected credit losses of RMB3.6 million, gain on dissolution of subsidiaries of RMB1.0 million, and amortization of right-of-use assets of RMB0.3 million; (ii) an increase of accounts payable of RMB12.1 million due to the extension of payment term; and (iii) an increase of contract liabilities of RMB2.4 million due to less recognition of contract obligation with advance payments, offset by (i) a net increase in accounts receivable of RMB28.6 million, primarily due from two major customers with longer credit term granted to secure closer long-term cooperations, and (ii) a net increase in deferred tax assets of RMB10.2 million as we expanded R&D investment for new products, which further increased the net operating losses carrying forward.

For the year ended December 31, 2023, our net cash used in operating activities was RMB36.4 million, which was primarily attributable to (i) net income of RMB78.2 million, adjusted for depreciation of software and equipment of RMB4.3 million, provision for expected credit losses of RMB11.7 million, and amortization of right-of-use assets of RMB0.7 million; (ii) a net increase of advance to supplier of RMB125.4 million, and decrease of accounts payable of RMB51.8 million, due to the increase of prepayment for technology outsourcing service, recruitment service and brand promotion as market demand recovery; (iii) a decrease in contract liabilities of RMB11.2 million due to less recognition of contract obligation with advance payments; (iv) an increase in deferred tax assets, net of RMB7.9 million as we expanded R&D investment for new products; offset by a decrease of accounts receivable of RMB63.7million due to collection from customers.

Investing activities

For the year ended December 31, 2025, our net cash used in investing activities was RMB107.3 million (US$15.3 million), which was primarily due to (i) purchase of software and equipment of RMB83.2 million (US$11.9 million); (ii) purchase of research development of RMB2.3 million (US$0.3 million); (iii) purchase of short-term investment of RMB2.1 million (US$0.3 million); and (iv) deposit for investment in a partnership entity of RMB19.7 million (US$2.8 million).

For the year ended December 31, 2024, our net cash used in investing activities was RMB79.9 million, which was primarily due to (i) purchase of software and equipment of RMB44.7 million; (ii) purchase of short-term investments of RMB2.8 million and (iii) purchase of research development of RMB32.5 million.

For the year ended December 31, 2023, our net cash used in investing activities was RMB12.1 million, which was primarily attributable to purchase of software and equipment of RMB12.1 million.

Financing activities

For the year ended December 31, 2025, our net cash provided by financing activities was RMB71.6 million (US$10.2 million), which was primarily attributable to (i) proceeds from short-term borrowings of RMB105.2 million (US$15.0 million); (ii) sale of public shares through public offering of RMB43.6 million(US$6.3 million); offset by (iii) repayment of short-term borrowing of RMB77.8 million(US$11.1 million); (iv) payments of offering costs related to followed-on offering of RMB1.3 million(US$0.2 million).

For the year ended December 31, 2024, our net cash provided by financing activities was RMB60.7 million, which was primarily attributable to (i) proceeds from short-term borrowings of RMB90.3 million; (ii) sale of public shares through public offering of RMB38.5 million; offset by (iii) repayment of short-term borrowing of RMB62.2 million;(iv) payments of offering costs related to initial public offering of RMB2.7 million; (v) payments of offering costs related to followed-on offering of RMB2.3 million.

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

Capital Expenditures

We made capital expenditures of RMB12.1 million, RMB44.7 million and RMB83.2 million (US$11.9 million) for the years ended December 31, 2023, 2024 and 2025, respectively. Our capital expenditures consisted primarily of expenditures related to software and equipment to support our platform-based operation. We plan to fund our future capital expenditures with our existing cash balance. We will continue to make capital expenditures to meet the expected growth of our business.

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

Contractual Obligations

	Payments due by period
	Total	Within one year	Within 1-3 years	Total	Within one year	Within 1-3 years
	(In RMB thousands)			(In USD thousands)
Bank borrowings	94,861	94,681	-	13,565	13,565	-
Lease commitment	144	144	-	20	20	-
Total	95,005	95,005	-	13,585	13,585	-

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Class A ordinary shares.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023, 2024 and 2025, were an increase of 2.0%, 0.2%, and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Certain of our PRC subsidiaries, including Lucas Group China Limited, or Lucas China and Luogaoshi Technology (Beiijng) Co., Ltd. were approved as a HNTE and have enjoyed a reduced income tax rate of 15% since October 2017 and November 2018, respectively, and their HNTE certificates were recently renewed in November 2023 and December 2024, respectively. An HNTE certificate is generally valid for three years.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Company adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to RMB617 recognized as of January 1, 2023.

We recognized allowance of expected credit losses of RMB11.5 million, reversal of expected credit losses of RMB3.6 million, and an allowance of expected credit losses of RMB1.8 million (US$0.3 million) for accounts receivable for the years ended December 31, 2023, 2024 and 2025. A 10% increase or reversal in our credit impairment losses would have decreased our net income before tax by 1.5% for the year ended December 31, 2023, increased our net income before tax by 1.2% for the year ended December 31, 2024, and decreased our net income before tax by 1.9% for the year ended December 31, 2025, respectively.

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

As of December 31, 2023, 2024 and 2025, we recognized valuation allowance of deferred tax assets of RMB3.0 million, RMB10.2 million and RMB14.0 million (US$2.0 million), respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Room 1109, 11/F, Tower A, Star Plaza, No. 8 Wangjing Street, Chaoyang District, Beijing 100102, China.

Directors and Executive Officers	Age	Position
Howard Lee	57	Chairman of the Board of Directors and Chief Executive Officer
Wallace Wang Leong Lee	47	Chief Financial Officer
Harry Tang	42	Chief Technology Officer
Wang-chan Wong, Ph. D.	71	Director
Jeremy Wegerer	55	Independent Director
Stanley Ho	58	Independent Director
Michael Carter, Ph. D.	80	Independent Director

Mr. Howard Lee has been our chairman of the board of directors since 2022. He is also our chief executive officer. From 2016 to present, he has been the chief executive officer in our operating subsidiary in China, Lucas Group China Limited. From 2010 to 2016, Mr. Lee worked at Western Digital Corporation, most lately as the vice president of corporate development. From 2008 to 2010, Mr. Lee worked at Sun Microsystems Inc. as the general manager of Asian operations of its SUN Equity Partners Program. From 2003 to 2005, Mr. Lee worked for Alcatel Corporation as the general manager of APAC enterprise data business unit and chief executive officer of one of its joint ventures in China, and prior to expatriating to Asia, Mr. Lee worked in the U.S. for Alcatel Corporation as Director of Strategy from 2000 to 2002 at Xylan Corporation (later acquired by Alcatel) as Financial Planning Manager from 1997 to 2000. Mr. Lee holds 11 U.S. patents and 11 Chinese patents, all in the areas of Artificial Intelligence, Data Analytics and Blockchain. Mr. Lee is also a Chartered Financial Analyst, or CFA, charter holder and received his charter in 2000. Mr. Lee received a bachelor’s degree in Chemical Engineering (Systems Process Engineering) in 1991 and a master’s degree in Civil Engineering (Environmental Modeling and Systems) in 1993, both from the University of California at Los Angeles, and a master’s degree in Engineering and Management (Strategy in High Tech Companies) in 1995 from Stanford University.

Mr. Wallace Wang Leong Lee has served as our chief financial officer since December 2025. Prior to joining us, Mr. Lee served as the chief financial officer at BON Natural Life Limited (Nasdaq: BON) from April 2023 to November 2025. Mr. Lee has served in a variety of key leadership roles with companies. From February 2022 to March 2023, Mr. Lee served as the Vice President of Finance at Ruanyum Edi Technology, Inc. (Nasdaq: RYET). From February 2021 to January 2022, Mr. Lee served as the chief financial officer at China SXT Pharmaceuticals, Inc. (Nasdaq: SXTC). From January 2019 to April 2020, Mr. Lee served as the Finance Securities & Operation Director at Wanda Sports Group Holding Limited (Nasdaq: WSG). From May 2017 to December 2018, Mr. Lee served as the Finance Reporting Director at Secoo Holding Limited (OTCMKTS: SECOY). From 2012 to 2017, Mr. Lee served as the Audit Principal of the International Business Department at Beijing Yongtuo CPA Limited. He received his Bachelor of Business Administration from University of Houston in 2001.

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

Dr. Wang-chan Wong has served as our director since March 2024. Dr. Wang-chan Wong has been serving as the IP consultant to Lucas GC Limited (HK) since August 2020. He has also served as the founder, ex-CEO, chairman, and director of KBQuest Group, a global IT service provider with offices in Hong Kong, Shanghai and the U.S. He was a technical advisor to Pacific Software Inc., a Canadian company listed on OTC, focusing on Blockchain-as-a-Service platform to support international trade, and Wearable Health Solutions, another OTC listed company focusing on healthcare wearable devices and monitoring services. He was an advisor to California Institute of Food and Agricultural Research at the University of California Davis from 2014 to 2019. He served as an Executive Director of Asia Commercial Holdings, a public company listed in the Hong Kong Stock Exchange from 2001 to 2005. He also served on the board of ACT 360, a public company listed in the TSX Venture Toronto from 2005 to 2012. Dr. Wong is a tenured professor of computer science and a tenured professor of information systems at California State University with over 35 years of teaching and academic research in Computer Science and in Information Systems. He has published 45 papers in prestigious journals and presented many of them in international conferences. He holds 12 U.S. patents and 11 Chinese patents. Dr. Wong received his bachelor’s degree of Business Administration (with honor) from the Chinese University of Hong Kong, and his master’s degree in Business and master’s degree in Computer Science and Ph. D. in Computer Science from University of California at Irvine.

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

Mr. Stanley Ho has served as our independent director since March 2024. Mr. Ho has served as the vice president of Nextech Electronics Ltd. from 2010 to present. Prior to joining Nextech, he served as a director of channel operation in Netprinciples Software from 2001 to 2009 and as a business development manager in Digital Ventures Asia from 1999 to 2001. From 1994 to 1999, Mr. Ho served as a sales engineer in Skynet Electronics. He received his master’s degree in Civil Engineering in 1993 from University of California, Los Angeles and his bachelor’s degree in Civil Engineering in 1991 from University of California, Irvine.

Dr. Michael Carter has served as our independent director since March 2024. Dr. Carter has decades of experience in designing and developing learning solutions based on emerging technologies, particularly those involving games. He directed education research in Apple’s advanced technology group, produced Oxford, Stanford and Yale’s online offerings to their alumni, and edited and published research on digital media and learning with the MIT Press. Dr. Carter has designed and produced learning games about ecology, conservation, and endangered species and a complete online developmental mathematics curriculum for the Hewlett and Gates Foundations. He led the design of games for victims of traumatic brain injury for the Program in Rehabilitation Neuroscience at UCSF/Berkeley and created lessons in Python for Yurok middle schoolers. From 2015 to present, Dr. Carter has been serving as the co-founder and director of Textgenome.org, a non-profit literacy initiative that helps over five million students master key vocabulary on every school day in partnership with Gates Ventures and Readworks.org. Dr. Carter served as a director of special projects of Monterey Institute for Technology and Education from 2006 to 2009. From 1983 to 1993, he served as director of education research and advanced technology group of Apple Computer, Inc. and served as a special advisor to Steve Jobs. From 1988 to 1991, he worked as a consulting associate professor at Stanford University School of Education. He worked as the director of instruction and research information systems of Stanford University from 1980 to 1989 and as the assistant professor of history at Dartmouth College from 1973 to 1980. Dr. Carter received his bachelor’s degree in History in 1968, master’s degree in History in 1971 and doctorate degree in History in 1974, all from Stanford University.

B.	Compensation

For the year ended December 31, 2025, we paid an aggregate of approximately RMB 2.1 million (US$0.3 million) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Outstanding Equity Awards at Fiscal Year-End

We adopted our 2024 Plan in November 2024, to attract and retain best available personnel, provide additional incentives to employees, officers, directors and consultants and promote the success of our business. On October 31, 2025, we adopted the Amended and Restated 2024 Plan, to reflect the Share Consolidation and Dual-Class Share Structure.

Set forth below is a summary of the key terms of the Plan:

Authorized Shares. Under the Plan, the maximum number of ordinary shares authorized is 295,000.

Type of Awards. The Plan permits the awards of options, restricted shares, and local awards.

Plan Administration. Our board of directors, chairman of the board of directors, or a committee which will be constituted according to the applicable laws administers the Plan (the “Administrator”). The Administrator may delegate limited authority over the day-to-day administration of the Plan to other subcommittees or specified officers. Under the Plan, the Administrator has the authority to, among other things, determine fair market value, determine the eligibility for participants, select the service providers to whom awards may be granted, determine the type and number of shares or shares unit to be covered by each award granted under the Plan, approve forms of award agreements under the Plan, determine the terms and conditions of any award granted under the plan, including the vesting schedule, vesting conditions, the time or times when awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, cancellation or repurchase restrictions.

Eligibility. Our employees, officers, directors and consultants are eligible to participate in the Plan.

Plan Amendment or Termination. The Administrator may at any time amend, alter, suspend or terminate this Plan.

As of the date of this annual report, we have not granted any awards under the Amended and Restated 2024 Plan. As of the date of this annual report, none of our directors, executive officers and employees held any awards of our Company.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested subject to the Listing Rules of the Nasdaq and disqualification by the chairperson of the relevant board meeting. The directors may exercise all the powers of the company to borrow money, mortgage or charge its assets, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company, including a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our Company has the right to seek damages if a duty owed by our directors is breached.

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

We had 361, 319 and 311 full time employees, permanent and sub-contractors included, respectively, as of December 31, 2023, 2024 and 2025, all of whom are based in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

Function	As of December 31, 2025
	Number	% of Total Employees
Research and Development	110	35.4%
Sales and Marketing	60	19.3%
Operations	124	39.9%
General Administration	17	5.4%
Total	311	100.0%

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

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this annual report by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares. Holders of our Class A ordinary shares are entitled to one vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Holders of Class B ordinary shares are entitled to 480 votes per share at general meetings of the Company. Class A ordinary shares and Class B ordinary shares vote together as a single class except where required otherwise by applicable law or our amended and restated memorandum and articles of association.

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

The percentage of beneficial ownership of our ordinary is based on 42,790,404 ordinary shares issued and outstanding as of the date of this annual report, comprising 42,790,404 Class A ordinary shares (excluding 2,406 repurchased as treasury shares) and nil Class B ordinary share. See “— B. Compensation” of this subsection for more details on options and restricted shares granted to our directors and executive officers.

	Ordinary Shares Beneficially Owned**
	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares on an as-converted basis	% of aggregate voting power†
Directors and Executive Officers*
Howard Lee (1)	1,190,718	—	2.8%	2.8%
Wallace Wang Leong Lee	775	—	0.002%	0.002%
Harry Tang	—	—	—	—
Wang-chan Wong, Ph. D.	—	—	—	—
Jeremy Wegerer	—	—	—	—
Stanley Ho	—	—
Michael Carter, Ph. D.	—	—
All Directors and Executive Officers as a Group	1,190,718	—	2.802%	2.802%
Principal Shareholders:
HTL Lucky Holding Limited (1)	1,190,718	—	2.8%	2.8%
EASY SPEED INC. (2)	3,920,000	—	9.2%	9.2%
LEYAN MANAGEMENT LTD (3)	3,920,000	—	9.2%	9.2%
PING CAPITAL HOLDINGS LTD (4)	3,920,000	—	9.2%	9.2%
TAI GU INVESTMENT LTD (5)	3,920,000	—	9.2%	9.2%
GOLD RAY VENTURES LIMITED (6)	3,520,000	—	8.2%	8.2%
JINQUAN DEVELOPMENTS LIMITED (7)	3,520,000	—	8.2%	8.2%
JOVIAL DAY DEVELOPMENTS LIMITED (8)	3,520,000	—	8.2%	8.2%
CENTURION TECH HOLDINGS LIMITED (9)	3,440,000	—	8.0%	8.0%
ETERNAL BLESSING HOLDINGS LIMITED (10)	3,440,000	—	8.0%	8.0%
LUOTEC INFORMATION LTD (11)	3,440,000	—	8.0%	8.0%
RAPID PROCEED LIMITED (12)	3,440,000	—	8.0%	8.0%

Notes:

*	Except as otherwise indicated below, the business address of our directors and officers is Room 1109, 11/F, Tower A, Star Plaza, No. 8 Wangjing Street, Chaoyang District, Beijing 100102, China.

**	Applicable percentage of ownership is based on 42,790,404 Class A ordinary shares (excluding 2,406 Class A ordinary shares repurchased as treasury shares) and nil Class B ordinary share outstanding as of the date of this annual report.

(1)	Represents 1,190,718 Class A ordinary shares held by HTL Lucky Holding Limited, a British Virgin Islands company, which is a wholly owned subsidiary of HTL Star Holding Limited. HTL Star Holding Limited is wholly owned by Mr. Howard Lee. The registered address of HTL Lucky Holding Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
(2)	Represents 3,920,000 Class A ordinary shares held by EASY SPEED INC., a British Virgin Islands company, wholly owned by Yiu Chung Au Yeung. The registered address of EASY SPEED INC. is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(3)	Represents 3,920,000 Class A ordinary shares held by LEYAN MANAGEMENT LTD, a British Virgin Islands company, wholly owned by Leyan Yang. The registered address of LEYAN MANAGEMENT LTD is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Torola VG1110 British Virgin Islands.
(4)	Represents 3,920,000 Class A ordinary shares held by PING CAPITAL HOLDINGS LTD, a British Virgin Islands company, wholly owned by Ping Hu. The registered address of PING CAPITAL HOLDINGS LTD is Craigmuir Chambers, Road Town, Tortola VG 1110 British Virgin Islands.
(5)	Represents 3,920,000 Class A ordinary shares held by TAI GU INVESTMENT LTD, a British Virgin Islands company, wholly owned by Zhisheng Liu. The registered address of TAI GU INVESTMENT LTD is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(6)	Represents 3,520,000 Class A ordinary shares held by GOLD RAY VENTURES LIMITED, a British Virgin Islands company, wholly owned by Lin Li. The registered address of GOLD RAY VENTURES LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, BVI VG1110.
(7)	Represents 3,520,000 Class A ordinary shares held by JINQUAN DEVELOPMENTS LIMITED, a British Virgin Islands company, wholly owned by JianjunYang. The registered address of JINQUAN DEVELOPMENTS LIMITED is Craigmuir Chambers, Road Town, Tortola VG 1110 British Virgin Islands.
(8)	Represents 3,520,000 Class A ordinary shares held by JOVIAL DAY DEVELOPMENTS LIMITED, a British Virgin Islands company wholly owned by Weiqing Lu. The registered address of JOVIAL DAY DEVELOPMENTS LIMITED is 3rd Floor, J&C Building, Road Town, Tortola VG1110, British Virgin Islands.
(9)	Represents 3,440,000 Class A ordinary shares held by CENTURION TECH HOLDINGS LIMITED, a British Virgin Islands company wholly owned by Ruiping Yin. The registered address of CENTURION TECH HOLDINGS LIMITED is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands.
(10)	Represents 3,440,000 Class A ordinary shares held by ETERNAL BLESSING HOLDINGS LIMITED, a British Virgin Islands wholly owned by Haiying Wen. The registered address of ETERNAL BLESSING HOLDINGS LIMITED is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands.
(11)	Represents 3,440,000 Class A ordinary shares held by LUOTEC INFORMATION LTD, a British Virgin Islands company wholly owned by Jiping Yin. The registered address of LUOTEC INFORMATION LTD is Sea Meadow House, P.O. Box 116,Road, Town Tortola VG1110, British Virgin Islands.
(12)	Represents 3,440,000 Class A ordinary shares held by RAPID PROCEED LIMITED, a British Virgin Islands company wholly owned by Huoyuan Chen. The registered address of RAPID PROCEED LIMITED is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Torola VG1110, British Virgin Islands.

To our knowledge, as of April 13, 2026, 163,636, or approximately 0.4% of our Class A ordinary shares were held by 403 record holders in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

The Company had the following significant related party transactions for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Recruitment services provided to: Beagledata (i)	7,417	3,887	-

Outsourcing services provided to: Beagledata	566	-	-

(i)	The Company provided recruitment services to Beagledata, including flexible staffing services and permanent recruitment services for the years ended December 31, 2023 and 2024. The Company did not provide any services to Beagledata for the year ended December 31, 2025.

Balances with related parties:

Balances with related parties consisted of the following for the periods indicated:

	As of December 31,
	2023	2024	2025
	RMB
Amounts due to related parties:
Beagledata (i)	2,479	1,400	1,400
Mr. Howard Lee (ii)	618	2,300	4,147
Total	3,097	3,700	5,547

(i)	As of December 31, 2023, 2024 and 2025, amounts due to Beagledata consisted of technology services fees payable of RMB2,120, RMB1,400 and RMB1,400, respectively, and contract liabilities of RMB359, nil and nil, respectively.

(ii)	Amounts due to Mr. Howard Lee represented expensed paid on behalf of the Company.

C.	Interests of Experts and Counsel

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

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements under Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay our debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Lucas GC Limited’s Class A ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “LGCL.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act, and the common law of the Cayman Islands.

As of the date of this annual report, we had 42,790,404 Class A ordinary shares (excluding 2,406 Class A ordinary shares repurchased as treasury shares) and nil Class B ordinary share issued and outstanding.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below.

Following the effectiveness of the Share Consolidation and adoption of the Dual-Class Share Structure, our share capital consists of Class A ordinary shares and Class B ordinary shares. As of the date of this annual report, our authorized share capital is US$500,000 divided into 2,500,000,000 shares of US$0.0002 each, comprising 2,475,000,000 Class A ordinary shares of a par value of US$0.0002 each and 25,000,000 Class B ordinary shares of a par value of US$0.0002 each.

The following are summaries of material provisions of our amended and restated memorandum and articles of association (current effective), as well as the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at ICS Corporate Services (Cayman) Limited, Palm Grove Unit 4, 265 Smith Road, George Town, P.O. Box 52A Edgewater Way, #1653, Grand Cayman KY1-9006, Cayman Islands.

Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we have full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

Ordinary Shares

General. Our share capital is divided into two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares generally rank pari passu with each other, except as expressly provided in our amended and restated memorandum and articles of association.

Holders of Class A ordinary shares are entitled to:

(a)	one (1) vote per share at general meetings of the Company,

(b)	such dividends as may be declared by our board of directors,

(c)	participate in the distribution of the surplus assets of the Company in the event of a winding up or dissolution of the Company.

Holders of Class A ordinary shares generally enjoy all other rights attaching to shares under our amended and restated memorandum and articles of association.

Holders of Class B ordinary shares have the following rights:

(a)	Holders of Class B ordinary shares are entitled to 480 votes per share at general meetings of the Company. Class A ordinary shares and Class B ordinary shares vote together as a single class except where required otherwise by applicable law or our memorandum and articles of association.

(b)	Class B ordinary shares may be converted into Class A ordinary shares at the option of the holder at any time, on a one-for-one basis. Class A ordinary shares cannot be converted into Class B ordinary shares.

(c)	Upon any sale, transfer, assignment, or disposition of Class B ordinary shares to any person or entity, such shares will automatically and immediately convert into an equal number of Class A ordinary shares unless the board of directors and the holder consent in writing to the retention of Class B ordinary shares by the transferee.

Class A ordinary shares and Class B ordinary shares rank equally in all other respects, including rights to dividends, liquidation proceeds, and other financial or economic entitlements unless explicitly stated otherwise in our amended and restated memorandum and articles of association.

Any amendments to the rights of either class of shares are subject to the provisions of our amended and restated memorandum and articles of association, including the requirement for approval by special resolution.

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

Voting Rights. Holders of our ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to 480 votes on all matters subject to vote at general meetings of the Company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any shareholder present in person or by proxy.

General meetings of shareholders. A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate a majority of the votes attaching to all issued and outstanding shares of our company. We are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our director. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board of directors on its/his own initiative or on a requisition by shareholders holding in the aggregate 10% of all votes attaching to all issued and outstanding shares of the Company. Advance notice of at least seven (7) calendar days is required for the convening of our annual general meeting and other shareholders’ meetings. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as amendments to our memorandum and articles of association and a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares, and canceling any unissued shares.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our amended and restated memorandum and articles of association, special resolutions of our shareholders, and our register of mortgages and charges). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company must also exercise their powers only for a proper purpose. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director needs not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

As an exempted Cayman company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated articles of association provides that we may (but shall not be obliged to) in each calendar year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to us; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our amended and restated articles of association.

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

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

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

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby our special Cayman Islands counsel.

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

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC tax resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC resident enterprise holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC resident enterprises or 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty, if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the Class A ordinary shares.

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

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our Class A ordinary shares by U.S. Holders (as defined below) that will hold our Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; investors that have a functional currency other than the U.S. dollar), or holders that acquire our Class A ordinary shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our Class A ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our Class A ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our Class A ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our ordinary shares should consult their tax advisors regarding the tax consequences of an investment in our Class A ordinary shares.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC or other tax withheld) paid on our Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our Class A ordinary shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the comprehensive United States-PRC income tax treaty, or the “Treaty”, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our Class A ordinary shares.

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

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the Class A ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the Class A ordinary shares may be subject to tax in the PRC, as described under “Taxation— PRC Taxation”. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our Class A ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our Class A ordinary shares, if you are eligible for the benefits of the Treaty, you generally may be able to treat such gain as foreign-source income. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ending December 31, 2024. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ending December 31, 2025 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our Class A ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our Class A ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the Class A ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of your taxable year over your adjusted basis in such Class A ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the Class A ordinary shares will be listed on the Nasdaq, which is a qualified exchange for these purposes. If the Class A ordinary shares are regularly traded, and the Class A ordinary shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

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

If you own our Class A ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the Class A ordinary shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our Class A ordinary shares, if such Class A ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to Class A ordinary shares and proceeds from the sale, exchange or redemption of Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

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

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our Class A ordinary shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

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

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, (ii) our executive officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act.

In accordance with Rule 5250(d) of the Listing Rules of the Nasdaq, we will post this annual report on our website at ir.lucasgc.com.

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

Foreign Exchange Risk

Our operations are primarily in China. Our reporting currency is denominated in RMB. We are exposed to currency risk primarily through capital transaction which give rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate. Thus, results of operations may be impacted by exchange rate fluctuations between RMB and US$. We incurred and recognized foreign currency exchange gain of RMB1,636, RMB482,443, and foreign currency exchange loss of RMB1,470,685 for the years ended December 31, 2023, 2024 and 2025, respectively, as a result of changes in the exchange rate.

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

Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to our registration statement on Form F-1, as amended (File No. 333-270107), which was declared effective by the SEC on March 4, 2024, in connection with our initial public offering of 1,500,000 ordinary shares, par value US$0.000005 per share, at a price of US$4.0 per share. Our initial public offering was completed in March 2024. Joseph Gunnar & Co., LLC acted as the sole book-running manager for our initial public offering.

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

For the period from March 4, 2024 to December 31, 2025, we used (i) approximately US$2.0 million of the net proceeds from our initial public offering for investment in technology infrastructure and research and development; (ii) approximately US$1.0 million of the net proceeds from our initial public offering for marketing activities relating to user acquisitions and to expand into broader geographical markets, (iii) approximately US$0.7 million of the net proceeds from our initial public offering for exploration of new product and service offerings, and (iv) approximately US$0.3 million of the net proceeds from our initial public offering for general corporate purposes. As of the date of this annual report, we have utilized all of the net proceeds from our initial public offering for operations and development of our business.

Follow-On Offering

The following “Use of Proceeds” information relates to our registration statement on Form F-1, as amended (File No. 333-286650), which was declared effective by the SEC on June 17, 2025, in connection with a “best efforts” follow-on offering, or the Follow-on Offering, of 32,150,000 ordinary shares, par value US$0.000005 per share, of the Company at a public offering price of US$0.20 per share. The Follow-on Offering was completed in June 2025. AC Sunshine Securities LLC acted as the placement agent for the Follow-on Offering.

The total expenses incurred for our company’s account in connection with the Follow-on Offering was approximately US$0.3 million, which exclude US$0.3 million in underwriting discounts and commissions for the Follow-on Offering. We raised approximately US$5.9 million in net proceeds from the issuance of new shares from the Follow-on Offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the Follow-on Offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from June 17, 2025 to December 31, 2025, we used (i) approximately US$2.4 million of the net proceeds from the Follow-on Offering for investment in technology infrastructure and research and development; (ii) approximately US$1.8 million of the net proceeds from the Follow-on Offering for marketing activities relating to user acquisitions and to expand into broader geographical markets, (iii) approximately US$1.2 million of the net proceeds from the Follow-on Offering for exploration of new product and service offerings, and (iv) approximately US$0.6 million of the net proceeds from the Follow-on Offering for general corporate purposes. As of the date of this annual report, we have utilized all of the net proceeds from the Follow-on Offering for operations and development of our business.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on the material weakness(es) described below, our chief executive officer and chief financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures. Notwithstanding the identified material weakness, our chief executive officer and chief financial officer have concluded that the consolidated financial statements included in this annual report on Form 20-F fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective due to one material weakness in our internal control over the financial statement reporting process as of December 31, 2025.

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

Internal Control Over Financial Reporting

Our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the year ended and as of December 31, 2025, we and our independent registered public accounting firm identified the following “material weakness” in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

We have established an audit committee and plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. However, we cannot assure you that these measures will be sufficient to remediate our material weakness in time, or at all, or that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Class A ordinary shares may not be able to remain listed on the Nasdaq. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

	For the Year ended December 31,
	2024	2025
(in thousands)	RMB	RMB	US$
Audit fees(1)
Marcum Asia CPAs LLP	2,704	519	74
Enrome LLP	1,825	1,538	220

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In August 2024, our board of directors authorized a share repurchase program, under which we may repurchase up to US$6 million of our ordinary shares, effective on August 8, 2024 through up to August 7, 2025. We did not make any share repurchases in 2025.

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

The reports of Marcum on the Company’s consolidated financial statements for the years ended December 31, 2023 neither contained any adverse opinion or disclaimer of opinion, nor were not qualified or modified as to uncertainty, audit scope or accounting principles nor expressed any modified opinion. Marcum did not audit the Company’s consolidated financial statements for the year ended December 31, 2024 and 2025.

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

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Listing Rules of the Nasdaq. We have relied on home country practice exemption with respect to annual meetings and did not hold annual general meetings in 2024 or 2025. We have held and will continue to hold extraordinary general meetings when there are significant issues that require shareholder approvals. We may choose to follow additional home country practices in the future. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors — Risks Related to our Class A Ordinary Shares — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

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

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of our cybersecurity and data protection program. The audit committee shall report regularly to the board of directors concerning its matters covered under this Policy and advising the board of directors of any developments that the audit committee believes should have board of directors’ consideration. The audit committee shall also annually review and assess the adequacy of this policy and recommend any proposed changes to the board of directors for approval.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Lucas GC Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K filed on October 9, 2025 (File No. 001-41658))
2.1*	Registrant’s Specimen Certificate for Class A Ordinary Shares
2.2*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
4.2	Form of Employment Agreement Between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
4.3	Lucas GC Limited Amended and Restated 2024 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Post-Effective Amendment No. 1 filed on October 21, 2025 (File No. 333-283728) to the Registration Statement on Form S-8 filed on December 11, 2024 (File No. 333-283728))
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on February 15, 2024 (File No. 333-270107))
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed on March 31, 2025 (File No. 001-41658))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Appleby
15.2*	Consent of Enrome LLP
15.3*	Consent of Marcum Asia CPAs LLP
15.4	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission dated September 18, 2024 (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on September 18, 2024)
97	Form of Executive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97 to the annual report on Form 20-F filed on March 31, 2025 (File No. 001-41658))
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer

Date: April 20, 2026

LUCAS GC LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 6907)

 To the Board of Directors and Shareholders of Lucas GC Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lucas GC Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows of the years ended December 31, 2025 and 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows of the years ended December 31, 2025 and 2024 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board(United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

April 20, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 5395)

To the Shareholders and Board of Directors of Lucas GC Limited

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the share consolidation and dual classification described in Note 11 and retrospective adjustment to the disclosure for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures “ASU 2023-07”) in Note 2(x), the accompanying consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, except for the effects of the adjustments to retrospectively apply the change in accounting related to the share consolidation and dual classification described in Note 11 and retrospective adjustment to the disclosure for the adoption of ASU 2023-07 in Note 2(x), the financial statements present fairly, in all material respects, the results of its operations and its cash flows for year in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the share consolidation and dual classification described in Note 11 and the retrospective adjustment to the disclosure for the adoption of ASU 2023-07 in Note 2(x), accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2022 to 2024.

New York, New York

April 29, 2024

LUCAS GC LIMITED

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	30,380	30,305	4,334
Restricted cash	1,281	-	-
Short-term investments	2,803	4,813	688
Accounts receivable, net	61,059	30,730	4,394
Advance to suppliers, net	163,647	156,289	22,349
Deferred offering costs	2,302	104	15
Prepaid expenses and other current assets	1,955	3,010	429
Total current assets	263,427	225,251	32,209

Non-current assets
Software and equipment, net	84,465	154,125	22,040
Development expenditures	32,515	34,816	4,979
Right-of-use assets, net	575	124	18
Deferred tax assets, net	22,270	19,800	2,831
Deposit for investment in a partnership entity	-	19,721	2,820
Total non-current assets	139,825	228,586	32,688
TOTAL ASSETS	403,252	453,837	64,897

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	67,470	94,861	13,565
Accounts payable	46,800	35,530	5,081
Contract liabilities	15,906	2,764	395
Income tax payables	71	55	8
Amounts due to related parties	3,700	5,547	793
Lease liability, current	458	-	-
Accrued expenses and other current liabilities	3,170	977	139
Total current liabilities	137,575	139,734	19,981

Lease liability, non-current	99	-	-
Total non-current liability	99	-	-
TOTAL LIABILITIES	137,674	139,734	19,981

Commitments and contingencies (Note 18)

Shareholders’ equity
Class A Ordinary shares (US$0.0002 par value; 235,000,000 shares authorized as of December 31, 2024 and 2025; 1,989,083 shares issued and 1,986,677 shares outstanding as of December 31, 2024; 2,792,810 shares issued and 2,790,404 shares outstanding as of December 31, 2025)	3	3	-
Class B Ordinary Shares (US$0.0002 par value; 15,000,00 shares authorized as of December 31, 2024 and 2025; nil shares issued and outstanding as of December 31, 2024 and 2025)	-	-	-
Subscription receivables	(3)	(3)	-
Treasury stock	(856)	(856)	(122)
Additional paid-in capital	142,828	182,968	26,164
Statutory reserve	23,271	25,836	3,694
Retained earnings	97,118	104,335	14,920
Accumulated other comprehensive (loss)/income	472	(998)	(143)
Total Lucas GC Limited shareholders’ equity	262,833	311,285	44,513
Non-controlling interests	2,745	2,818	403
Total shareholders’ equity	265,578	314,103	44,916
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	403,252	453,837	64,897

*The shares and per share information are presented on a retroactive basis to reflect the reorganization, as well as the stock split on May 29, 2023, the stock consolidation on October 13, 2025 and the dual-class share structure.

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS GC LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues
Recruitment service	659,049	216,083	111,490	15,943
Outsourcing service	713,957	785,096	897,853	128,391
Others	100,952	62,230	32,931	4,709
Total revenues	1,473,958	1,063,409	1,042,274	149,043
Cost of revenues	(1,055,406)	(706,007)	(690,232)	(98,702)
Gross profit	418,552	357,402	352,042	50,341

Operating expenses
Selling and marketing expenses	(84,917)	(74,514)	(65,776)	(9,406)
General and administrative expenses	(108,376)	(86,261)	(91,150)	(13,034)
Research and development expenses	(157,543)	(168,616)	(175,434)	(25,087)
Total operating expenses	(350,836)	(329,391)	(332,360)	(47,527)
Income from operations	67,716	28,011	19,682	2,814

Other income (expenses)
Financial expenses, net	(893)	(1,624)	(1,848)	(264)
Other income (expenses), net	3,478	3,531	(5,332)	(762)
Total other income (expenses), net	2,585	1,907	(7,180)	(1,026)
Income before income tax benefit	70,301	29,918	12,502	1,788
Income tax benefit (expenses)	7,880	10,167	(2,647)	(379)
Net income	78,181	40,085	9,855	1,409
Less: Net income attributable to non-controlling interests	(513)	(296)	(73)	(10)
Net income attributable to Lucas GC Limited’s ordinary shareholders	77,668	39,789	9,782	1,399

Net income	78,181	40,085	9,855	1,409
Other comprehensive income, net of tax of nil:
Foreign currency translation difference, net of tax	1	483	(1,470)	(210)
Total comprehensive income	78,182	40,568	8,385	1,199
Less: total comprehensive income attributable to non-controlling interests	(513)	(296)	(73)	(10)
Comprehensive income attributable to the Lucas GC Limited’s ordinary shareholders	77,669	40,272	8,312	1,189

Earnings per share for Class A and Class B ordinary shares:
Basic	39.80	20.07	4.06	0.58
Diluted	39.80	20.07	4.06	0.58

Weighted average number of Class A and Class B ordinary shares outstanding used in calculating basic and diluted earnings per share:
Basic	1,951,583	1,982,228	2,409,466	2,409,466
Diluted	1,951,583	1,982,228	2,409,466	2,409,466

*The shares and per share information are presented on a retroactive basis to reflect the reorganization, as well as the stock split on May 29, 2023, the stock consolidation on October 13, 2025 and the dual-class share structure.

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS GC LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Treasury Stock		Subscription	Additional paid-in	Statutory	Accumulated (deficit)/Retained	Accumulated other comprehensive (loss)/	Total Lucas GC Limited shareholders’	Non- controlling	Total shareholders’
	Share	Amount	Share	Amount	receivables	capital	reserve	earnings	income	equity	interests	equity
Balance as of January 1, 2023	1,951,583	3	-	-	(3)	113,554	11,068	(8,753)	(12)	115,857	1,936	117,793
Net income	-	-	-	-	-	-	-	77,668	-	77,668	513	78,181
Appropriation to statutory reserve	-	-	-	-	-	-	8,491	(8,491)	-	-	-	-
Adoption of ASC326	-	-	-	-	-	-	-	617	-	617	-	617
Foreign currency translation	-	-	-	-	-	-	-	-	1	1	-	1
Balance as of December 31, 2023	1,951,583	3	-	-	(3)	113,554	19,559	61,041	(11)	194,143	2,449	196,592
Net income	-	-	-	-	-	-	-	39,789	-	39,789	296	40,085
Appropriation to statutory reserve	-	-	-	-	-	-	4,042	(4,042)	-	-	-	-
Repurchase stock	(2,406)	-	2,406	(856)	-	-	-	-	-	(856)	-	(856)
Disposal of subsidiaries	-	-	-	-		-	(330)	330	-	-	-	-
Sale of public shares through public offering, net of offering cost	37,500	-	-	-	-	29,274	-	-	-	29,274	-	29,274
Foreign currency translation	-	-	-	-	-	-	-	-	483	483	-	483
Balance as of December 31, 2024	1,986,677	3	2,406	(856)	(3)	142,828	23,271	97,118	472	262,833	2,745	265,578
Net income	-	-	-	-	-	-	-	9,782	-	9,782	73	9,855
Appropriation to statutory reserve	-	-	-	-	-	-	2,565	(2,565)	-	-	-	-
Fractional shares from stock consolidation	(23)	-	-	-	-	-	-	-	-	-	-	-
Sale of public shares through public offering, net of offering cost	803,750	-	-	-	-	40,140	-	-	-	40,140	-	40,140
Foreign currency translation	-	-	-	-	-	-	-	-	(1,470)	(1,470)	-	(1,470)
Balance as of December 31, 2025	2,790,404	3	2,406	(856)	(3)	182,968	25,836	104,335	(998)	311,285	2,818	314,103

*The shares and per share information are presented on a retroactive basis to reflect the reorganization, as well as the stock split on May 29, 2023, the stock consolidation on October 13, 2025 and the dual-class share structure.

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS GC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	78,181	40,085	9,855	1,409
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,308	8,515	13,229	1,892
Amortization of right-of-use assets	700	332	332	47
Allowance (reversals) for expected credit losses	11,713	(3,587)	1,775	254
Gain on dissolution of subsidiaries	-	(971)	-	-
Fair vale gains on short-term investments	-	(23)	(1)	(-)
Changes in operating assets and liabilities:
Accounts receivable	63,697	(28,563)	28,553	4,083
Advance to suppliers, net	(125,425)	809	7,357	1,052
Prepaid expenses and other current assets	(13)	(346)	(1,056)	(151)
Deferred tax assets, net	(7,880)	(10,167)	2,470	353
Accounts payable	(51,767)	12,093	(11,270)	(1,612)
Contract liabilities	(11,154)	2,355	(13,142)	(1,879)
Income tax payables	(6)	-	(16)	(2)
Amounts due to related parties	940	603	-	-
Operating lease liabilities	(742)	(352)	(438)	(63)
Accrued expenses and other current liabilities	1,040	(597)	(2,187)	(313)
Net cash (used in)/ provided by operating activities	(36,408)	20,186	35,461	5,070

Cash flows from investing activities:
Purchases of software and equipment	(12,101)	(44,653)	(83,236)	(11,903)
Maturities of short-term investments	4	-	-	-
Purchases of development expenditures	-	(32,515)	(2,301)	(329)
Purchases of short-term investments	-	(2,780)	(2,008)	(287)
Deposit for investment in a partnership entity	-	-	(19,721)	(2,820)
Net cash used in investing activities	(12,097)	(79,948)	(107,266)	(15,339)

Cash flows from financing activities:
Proceeds from short-term borrowings	63,256	90,299	105,161	15,038
Repayments of short-term borrowings	(29,796)	(62,210)	(77,770)	(11,121)
Payments of offering costs related to initial public offering (“IPO”)	(4,038)	(2,705)	(1,307)	(187)
Payments of offering costs related to followed-on offering	-	(2,302)	-	-
Payment for purchase of treasury stock	-	(856)	-	-
Advances from a related party	-	-	1,848	264
Sale of public shares through public offering	-	38,520	43,644	6,241
Net cash provided by financing activities	29,422	60,746	71,576	10,235

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8)	454	(1,127)	(159)

Net (decrease)/increase in cash, cash equivalents and restricted cash:	(19,091)	1,438	(1,356)	(193)
Cash, cash equivalents and restricted cash at the beginning of year	49,314	30,223	31,661	4,527
Cash, cash equivalents and restricted cash at the end of year	30,223	31,661	30,305	4,334

Supplemental disclosure of cash flow information:
Income tax paid	6	169	192	27
Interest paid	919	1,817	2,683	384

Supplemental disclosure of non-cash flow information:
Obtaining right-of-use assets in exchange for lease liability	-	907	-	-

The accompanying notes are an integral part of these consolidated financial statements.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1.	Principal activities and organization

Lucas GC Limited (“Lucas”,) was incorporated under the laws of the Cayman Islands on August 15, 2022 as an exempted company with limited liability. The Company primarily engages in providing services through its directly owned subsidiaries (collectively, the “Company”) in the People’s Republic of China (“PRC” or “China”).

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

In preparation for its IPO, the Company conducted a reorganization (the “Reorganization”) from August 2022 to November 2022, which involved the following steps:

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

Stock Split

On May 29, 2023, the Company’s board of directors approved to effect a one-for-two stock split of its Class A ordinary shares (the “Stock Split”). As a result of the Stock Split, each ordinary share of US$0.00001 (retrospectively adjusted as US$0.0004 after the Stock Consolidation* (see definition below)) was automatically split to two issued and outstanding ordinary shares with par value of US$0.000005 (retrospectively adjusted as US$0.0002 after the Stock Consolidation* (see definition below)) each without any action on the part of the shareholder. All historical share numbers and per share amounts have been retrospectively restated to reflect such Stock Split for all periods presented.

Initial Public Offering

In March 2024, the Company completed its initial public offering of 37,500 Class A ordinary shares* at a public offering price of US$160.00 per share for total gross proceeds of US$6,000 before deducting underwriting discounts and offering expenses.

Stock Repurchase

During the year ended December 31, 2024, the Company repurchased 2,406 of its Class A ordinary shares* from the market, which was recognized as treasury stock as of December 31, 2024 and 2025 and mainly for the incentive plan.

Public Offering

On June 23, 2025, the Company completed a public offering of 803,750 Class A ordinary shares* at a purchase price of US$8.00 per share for total gross proceeds of US$6,430.

Stock Consolidation and Dual-Class shares structure

On October 13, 2025, the Company’s board of directors approved to effect a forty-for-one share consolidation for its issued and outstanding ordinary shares. The Company also adopts and effects the dual-class shares structure, which changed from 250,000,000 consolidated shares of a par value of US$0.0002 each to 235,000,000 Class A ordinary shares of a par value of US$0.0002 each and 15,000,000 Class B ordinary shares of a par value of US$0.0002 each. All historical share numbers and per share amounts have been retrospectively restated to reflect such consolidation-adjusted basis with the adoption of dual-class share structure for all periods presented.

As of December 31, 2025, the Company’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Lucas China	May 17, 2011	PRC	99%	Recruitment, Consulting and Information Technology
Luogaoshi Technology (Beijing) Co., Ltd. (“Luogaoshi”)	May 26, 2015	PRC	100% owned by Lucas China	Recruitment, Consulting and Information Technology
Qingdao Luogaoshi Consulting Co., Ltd. (“Qingdao Luogaoshi”)	June 1, 2017	PRC	100%	Recruitment, Consulting and Information Technology
Jiangxi Magellan Technology Co., Ltd.	June 18, 2020	PRC	100% owned by Lucas China	Recruitment, Consulting and Information Technology
Lucas Media Co., Ltd.	July 1, 2016	PRC	100% owned by Lucas China	Media and Entertainment business
Shanghai Luojiashi Technology Co., Ltd	November 2, 2021	PRC	100% owned by Lucas China	Recruitment, Consulting and Information Technology
Lucas GC Limited (“Lucas GC”)	April 12, 2016	Hongkong, PRC	100% owned by Lucas China	Management consulting business
Luojiashi (Shijiazhuang) Technology Co., Ltd.	March 11, 2025	PRC	100% owned by Lucas HK	Recruitment, Consulting and Information Technology
Lucas Youhuo (Beijing) Technology Co., Ltd.	August 18, 2025	PRC	49% owned by Qingdao Luogaoshi	Recruitment, Consulting and Information Technology
Shanghai Lingzi Technology Co., Ltd.	September 17, 2025	PRC	100% owned by Qingdao Luogaoshi	Recruitment, Consulting and Information Technology

The Company dissolved six and one subsidiaries during the years ended December 31, 2024 and 2025, respectively and recorded a gain on dissolution of subsidiaries of RMB971 and nil for the year ended December 31, 2024 and 2025, respectively.

*The Stock Consolidated was a forty-for-one share consolidation approved by the Company’s board of directors on October 13, 2025. All the share and per-share information has been retrospectively adjusted to reflect this change for all periods presented.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

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

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, useful life of software and equipment, and the realization of deferred tax assets. Changes in facts and circumstances may result in revised estimates; in accordance with ASC 250, such changes in estimates are recognized in the period of change and future periods on a prospective basis. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Equity accounts other than earnings generated in current year are translated into RMB at the appropriate historical rates. Translation differences are recorded in accumulated other comprehensive income, a component of shareholders’ (deficit) equity.

(d)	Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9931 on December 31, 2025, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be converted, realized or settled into US$ at such rate or at any other rate.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash at banks, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(f)	Restricted cash

The Company’s restricted cash amounted to RMB1,281 and nil as of December 31, 2024 and 2025, respectively. The balance as of December 31, 2024 of approximately RMB 1.2 million was mainly due to the litigation with Chuangxin Insurance Sales Co. Ltd. during the first instance proceedings. The court had finalized and issued the final judgement in October 2024 and ordered the Company to refund the amount of RMB0.33 million to Chuangxin Insurance Sales Co. Ltd. relating to promotional service fee. The RMB 1.2 million was released during the year ended December 31, 2025 and there was no restricted cash as of December 31, 2025.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

(g)	Short-term investments

Short-term investments mainly invest in money market fund and carried at their fair value. Fair value is estimated based on quoted trade price of the financial products provided by the financial institution at the end of each period, Changes in the fair value are reflected in other income in the consolidation statements of income and comprehensive income. For the years ended December 31, 2023, 2024 and 2025, the Company recognized fair value gains from its short-term investments of RMB nil, RMB23 and RMB1, respectively.

(h)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for expected credit losses. Accounts receivable are recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances.

The Company considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for credit losses is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Adoption of Accounting Standards Update (“ASU”) 2016-13

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Company adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to RMB617 gain recognized as of January 1, 2023.

(i)	Advance to suppliers, net

Advance to suppliers is prepayment to supplier in the procurement of technology development outsourcing services, accounts recharge for recruitment services, promotion services and other services. Advance payment depends on specific circumstances, including the industry practice, negotiations with suppliers, security for steady supply of service, and the delivery time of services received from suppliers after the advance payment. Advance to suppliers is settled when the services are provided and accepted by the Company. The Company reviews its advance to suppliers on a periodic basis and determines the adequacy of credit losses when amounts outstanding are not likely to be collected in cash or utilized against receive of services.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

(k)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivables, advance to suppliers, prepaid expenses and other current assets, accounts payable, amount due to related parties, and accrued expenses and other current liabilities. The carrying values of these financial instruments approximate their fair values due to their short-term maturities. The carrying amount of the short-term borrowing approximates its fair values since it bears an interest rate which approximates market interest rate.

(l)	Short-term borrowings

Short-term borrowings represent the Company’s borrowings from commercial banks for the Company’s working capital. Short-term borrowings include borrowings with maturity terms shorter than one year.

(m)	Revenue recognition

The Company recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, the Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those services, reduced by value added tax. To achieve the core principle of this standard, the Company applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price;
4.	Allocation of the transaction price to the performance obligations in the contract; and
5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

The Company’s revenues are mainly generated from providing recruitment services, outsourcing services and others.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

Recruitment services

Recruitment services consist of flexible employment services and permanent employment services.

Flexible employment services

The Company enters into contracts with corporate customers to provide flexible employment services, arranging flexible workers with corresponding abilities and qualifications on demand to fulfill corporate customers’ various operation needs. The Company identifies only one performance obligation in flexible employment services as the contract comprises of a series of distinct services that are substantially the same and have the same pattern of transfer to the corporate customers, which is to provide flexible workers in accordance with the demand orders.

The contract consideration is determined by the days flexible workers have worked times their workday pay rate. Revenue from flexible employment services is recognized over time as the customers can simultaneously receive and consume the benefits in the period the flexible workers provide the service.

The contract payment is not subject to any variable consideration, refund, cancellation or termination provision. Customers generally make the payment within one or two months after monthly reconciliation of service considerations with the Company.

Permanent employment services

The Company enters into contracts with corporate customers to provide permanent employment services. The Company identifies one performance obligation in permanent employment services, which is to place a qualified and acceptable employee in accordance with customer specifications. The probation period of the candidate is typically three months, a period for the customers to evaluate and confirm the acceptance of candidate replacement. During the probation period, the customer is entitled to request candidate replacement if dissatisfaction of the performance of candidate cannot be resolved after all means implemented, and the Company also keeps close track of the performance of the candidate to see if they meet the customer’s defined standard, and deals with the customer’s feedback or complaint about the performance of candidate. Upon the completion of the probation period, the customer accepts the qualified candidate and the Company has fulfilled its obligation of permanent candidate placement. Hence, revenue from permanent employment services is recognized at a point in time when the candidate passes the probation period.

The contract consideration is based on a fixed percentage of the candidate’s pretax annual income agreed upon with the customers in advance. Customers generally consider the candidates for the full probation period, and the Company is not entitled to any consideration for the services provided until the candidates pass the probation period. Except for this, the contract payment is not subject to any variable consideration, refund, cancellation or termination provision. Customers generally make the payment within one or two months after the completion of candidates’ probation period and acceptance of billing from the Company.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

Outsourcing services

The Company enters into contracts with corporate customers to provide outsourcing services, mostly IT-related services, including construction of IT system, development of module or software with specific functions. Although third-party service providers will be involved in the solution process, the Company still takes on primary responsibility to coordinate project schedule, check the quality of deliverables, conduct quality testing and handle feedback and complaints from corporate customers. The Company only identifies one performance obligation with a fix total consideration to deliver the IT projects with functions under the agreed-upon specifications with customers. Customers cannot control the IT projects in progress as the IT projects are not developed in the customers’ location or IT environment, and before the successful completion of the IT projects, customers cannot simultaneously receive or consume the benefits provided by the Company’s service, because the IT projects in progress are only dispersed computer codes, which neither provide any function for the customer, nor are delivered to customers before the successful completion.

Customers generally make the payment within one or two months upon the successful delivery of IT projects and acceptance. The Company does not have an enforcement right to payment for services provided to date if the projects eventually fail. Except for this, the contract payment is not subject to any variable consideration, refund, cancellation or termination provision.

The Company recognizes revenue at a point in time when the outsourcing services, mostly IT projects, are successfully completed, delivered and accepted by customers.

Others

The Company also provides information technology services to corporate customers and training services to platform users. Information technology services include data collection and analysis, marketing channel optimization and other information technology services altogether that could contribute to customers’ business development. Training services are mainly to provide training courses and career-related certification programs for platform users to help them realize professional developments. The Company determines it only has one performance obligation to provide those services and recognizes revenue over time based on the amount of a fixed total price, or a fixed unit price times key performance indicators or hours charged.

The contract payment is not subject to any variable consideration, refund, cancellation or termination provision. Customers generally make the payment within one or two months after the reconciliation of service considerations with the Company.

Principal versus agent considerations

For all the services provided, the Company considers itself the principal and recognizes revenue on a gross basis as it controls the services through the following key considerations:

●	The Company reserves the right to accept or reject the contracts or orders with the customers without involvement of the third parties and directs the selected third parties to provide services to the customers on the Company’s behalf. There is no direct cooperation relationship between third parties and the customers. The Company assumes responsibility for receiving and resolving the complaints over the quality of the services. If the third-party service providers fail to deliver their work and thus affect the Company’s performance obligation to the corporate customers, the Company should bear the loss of the corporate customers for breach of contract on its own, and then independently claim for compensation from third-party service providers for its loss.

●	The Company has discretion in setting up the price. The involved third parties are entitled to a fixed services fee agreed upon in advance irrespective of the consideration the Company collects from the customers.

●	The Company bears the credit risk as the Company pays the consideration due to third parties irrespective of whether the customers have paid the services consideration to the Company.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

Contract balances

When a revenue contract has performed, the Company presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Company’s performance and the customer’s payment. A contract asset is the Company’s right to consideration in exchange for services that the Company has transferred to a customer. A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. The Company does not have material contract asset. As of December 31, 2024 and 2025, balance of accounts receivable, net were RMB61,059 and RMB30,730, respectively; and allowance for credit losses were RMB20,007 and RMB21,782, respectively.

Contract liabilities represent the cash collected upfront from the customers for recruitment services and outsourcing services, while the underlying services have not yet been rendered or before satisfying the performance obligation which is only recognized as revenue when all of the Company’s revenue recognition criteria are met, which is included in the presentation of contract liabilities.

Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year. Where transaction prices for recruitment and outsourcing services are received upfront from the customers, such receipts are recorded as contract liabilities and recognized as revenues over the contract period. The opening balance of contract liabilities from several customers as of January 1, 2024 and 2025 were RMB 13,552 and RMB 15,906 respectively. For the years ended December 31, 2024 and 2025, revenue was recognized included in the contract liabilities balance at the beginning of the respective year. As of December 31, 2024 and 2025, the balance on contract liabilities of the Company were RMB 15,906 and RMB 2,764, respectively.

(n)	Cost of revenues

Cost of revenues consists primarily of services fees charged by external services providers relating to revenue from recruitment services and outsourcing services providers, and other costs directly attributable to the performance of the business operation.

(o)	Research and development expenses

Research and development expenses mainly consist of (i) payroll expenses, (ii) technologies services expenses related to platform development and data analysis to support the Company’s business operations, (iii) other expenses related to research and development functions. Research and development expenses are expensed as incurred.

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

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to RMB1,326, RMB1,174 and RMB931 for the years ended December 31, 2023, 2024 and 2025, respectively.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

(s)	Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely- than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100 ($14.5). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2023, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t)	Value added tax (“VAT”)

The Company is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Company records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Company to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(u)	Leases

From January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2023, 2024 and 2025.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

(v)	Statutory reserves

In accordance with the PRC Company Laws, the Company’s PRC subsidiaries, VIE and the VIE’s subsidiary must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

For the years ended December 31, 2023, 2024 and 2025, profit appropriation to general reserve fund and statutory surplus fund for the Company’s entities incorporated in the PRC was approximately RMB8,491, RMB4,042 and RMB2,565, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.	Summary of significant accounting policies (cont.)

(x)	Segment reporting

Based on the criteria established by ASC 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) has been identified as the CEO, who reviews consolidated results of the Company when making decisions about allocating resources and assessing performance. As the Company operates businesses as a whole and does not distinguish business line from its subsidiaries, the Company has only one operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company has concluded that consolidated net income is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of income. There are no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein. The Company is domiciled in the Cayman Islands while the Company mainly operates its businesses in the PRC and earns majority of the revenues from external customers attributed to the PRC.

(y)	Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), to improve the disclosures about an entity’s expenses including more detailed information about the types of expenses in commonly presented expense captions (“ASU 2024-03”). In January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). At each interim and annual reporting period, entities will disclose in tabular format disaggregating information about prescribed categories underlying relevant income statement captions, as well as the total amount of selling expense and a description of the composition of its selling expense. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company will adopt the amendments in this ASU for its fiscal year beginning on January 1, 2027. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those fiscal years. Early adoption is permitted. This ASU should be applied prospectively. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

In September 2025, the FASB issued ASU 2025-06, Intangibles: Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). The guidance modernizes the accounting for software costs and enhances the transparency about an entity’s software costs. The guidance is effective for the fiscal years beginning after December 15, 2027 and for interim periods within those fiscal years. This ASU can be applied prospectively, retrospectively, or under a modified transition approach. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statement.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3.	Fair value measurements

As of December 31, 2024 and 2025, information about inputs into the fair value measurement of the Company’s assets and liabilities that are measured or disclosed at fair value on a recurring basis in periods subsequent to their initial recognition was as follows:

December 31, 2024	Balance at Fair value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Assets:
Short-term investments – Investments in money market funds	2,803	2,803	-	-

December 31, 2025	Balance at Fair value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Assets:
Short-term investments – Investments in money market funds	4,813	4,813	-	-

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Short-term investment consists of money market fund issued by financial institutions and are redeemable on demand. For the instruments whose fair value is provided by banks at the end of each period, the Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

For the years ended December 31, 2023, 2024 and 2025, the Company recognized gains on fair value from its short-term investments of nil, RMB23 and RMB1, respectively, in the consolidated statements of income and comprehensive income.

4.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivables	81,066	52,512
Less: allowance of expected credit losses	(20,007)	(21,782)
Total	61,059	30,730

	As of December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	23,594	20,007
(Reversal) additions of expected credit losses	(3,587)	1,775
Balance at the end of the year	20,007	21,782

The Company recorded allowance for expected credit losses of RMB11,539 for the years ended December 31, 2023, reverse for expected credit losses of RMB3,587 for the years ended December 31, 2024 and allowance for expected credit losses of RMB1,775 for the years ended December 31, 2025, respectively. The Company adopted ASU 2016-13 from January 1, 2023 using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to RMB617 recognized as of January 1, 2023. For the year ended December 31, 2023, 2024 and 2025, accounts receivables written-off were RMB4,170, nil and nil, respectively.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5.	Advance to suppliers, net

Advance to suppliers, net consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Prepayment for technology outsourcing service	112,197	41,242
Accounts recharge for recruitment service (1)	49,629	66,988
Prepayment for brand promotion	292	35,828
Others	1,703	12,405
Less: allowance for impairment losses	(174)	(174)
Total	163,647	156,289

The changes of allowance for impairment losses are as follows:

	For the Years Ended December 31,
	2024	2025
	RMB	RMB
Balance at the beginning of the year	174	174
Additions	-	-
Balance at the end of the year	174	174

The Company recorded impairment losses of RMB174, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

(1)	The Company engaged third-party suppliers to make the payment of compensation to flexible workers in flexible employment services on behalf of the Company. The Company was required to recharge the accounts in advance before the third-party suppliers make the payment to flexible workers.

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Prepaid input VAT	1,328	1,330
Prepaid professional expense	447	1,392
Others	180	288
Total	1,955	3,010

7.	Software and equipment, net

Software and equipment, net, consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Software	102,354	185,300
Computer and electronic equipment	285	285
Office furniture and equipment	5	5
Total	102,644	185,590
Less: Accumulated depreciation and amortization	(18,179)	(31,465)
Software and equipment, net	84,465	154,125

For the years ended December 31, 2023, 2024 and 2025, depreciation and amortization expense amounted to RMB4,308, RMB8,515 and RMB13,229, respectively.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8.

Deposit for investment in a partnership entity

On June 15, 2025, the Company entered into a partnership agreement with APEX Management Limited (“APEX”) for the purpose of establishing a partnership entity who is to engage in the development of a new business in the emerging market of Vietnam. In accordance with the partnership agreement, the Company is required to make contribution of US2,820 (equivalent to RMB19,721) representing 47% equity interest of the partnership entity. As of December 31, 2025, the partnership entity has yet to be incorporated. The contribution sum was transferred from the Company to APEX Management Limited and presented as “Deposit for investment in a partnership entity in the consolidated balance sheet”.

9.	Short-term borrowings

The balance of short-term borrowings consisted of the following:

	Annual Interest		As of December 31,
	Rate	Maturity	2024	2025
			RMB	RMB
Bank of Ningbo	2.55%-3.00%	July, August, September and November 2026	-	22,861
Bank of Beijing	3.00%	August 2026	-	10,000
Industrial Bank	2.90%	March 2026	-	10,000
Bank of Hangzhou	3.50%-3.60%	January, February and July 2026	-	7,000
Bank of Nanjing	3.00%-3.60%	March, June and July 2026	-	10,000
Bank of China	2.45%	November 2026	-	10,000
Xiamen International Bank	4.00 $	May and June 2026	-	10,000
Industrial and Commercial Bank of China	2.35%	June 2026	-	10,000
Bank of Shanghai	3.00%	October 2026	-	5,000
China Merchants Bank	2.80%	February 2025	2,000	-
Bank of Ningbo	3.3%-4.5%	May, July and October 2025	20,800	-
Bank of Beijing	3.00%	August 2025	10,000	-
Industrial Bank	3.20%	March 2025	10,000	-
Bank of China	2.35%	November 2025	5,000	-
Bank of Hangzhou	3.55%-3.60%	June and November 2025	10,000	-
Bank of Nanjing	3.60%	January, June and July 2025	9,670	-
Total			67,470	94,861

Interest expenses were RMB919, RMB1,817 and RMB2,683 for short-term borrowings for the years ended December 31, 2023, 2024 and 2025, respectively. The weighted average interest rates of short-term borrowings were 3.89%, 3.49% and 3.57% as of December 31, 2023, 2024 and 2025, respectively.

Beijing Yizhuang International Financing Guarantee Co., Ltd provided RMB2,000 guarantee and Beijing Zhongguancun Technology Financing Guarantee Co., Ltd provided RMB3,000 guarantee for the borrowing from China Merchants Bank during the year ended December 31, 2024. The corporate counter-guarantee provided by Mr. Howard Lee and Luogaoshi were equivalent to the amount of credit granted to Lucas China.

The Company repaid an aggregate total RMB18,000 of borrowings from January 2026 to March 2026.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB
Salary and welfare payable	2,119	423
Value-added tax payable	296	273
Rental payable	131	-
Others	624	281
Total	3,170	977

11.	Ordinary shares

The authorized share capital of the Company is US$50 divided into 5,000,000,000 Ordinary Shares (retrospectively adjusted as 125,000,000 Class A ordinary shares after the Stock Consolidation and dual-class changes*) of US$0.00001 (retrospectively adjusted as US$0.0004 after the Stock Consolidation*) par value per share. On August 15, 2022 and November 15, 2022, the Company issued an aggregate of 39,031,650 Ordinary Shares (retrospectively adjusted as 975,791 Class A ordinary shares after the Stock Consolidation and dual-class changes*) at a price of US$0.00001 (retrospectively adjusted as US$0.0004 after the Stock Consolidation*) per share, with total consideration of US$0.4 thousand, pro-rata to the shareholders of the Company as of such date.

On May 29, 2023, the Company’s board of directors approved to effect a one-for-two stock split of its ordinary shares (the “Stock Split”). As a result of the Stock Split, each ordinary share of US$0.00001 (retrospectively adjusted as US$0.0004 after the Stock Consolidation*) was automatically split to two issued and outstanding Class A ordinary shares with par value of US$0.000005 (retrospectively adjusted as US$0.0002 after the Stock Consolidation*) each without any action on the part of the shareholder. All historical share numbers and per share amounts have been retrospectively restated to reflect such Stock Split for all periods presented.

On March 7, 2024, the Company consummated its offering of 37,500* Class A ordinary shares at a purchase price of US$160.00 per share, generating total gross proceeds of US$6,000.

During October 29, 2024 and November 7, 2024, the Company repurchased 2,406* of its Class A ordinary shares from the market, which was recognized as treasury stock as of December 31, 2024 and 2025 and mainly for the incentive plan.

On June 23, 2025, the Company completed a public offering of 803,750* Class A ordinary shares at a purchase price of US$8.00 per share for total gross proceeds of US$6,430.

On October 13, 2025, the Company’s board of directors approved to effect a forty-for-one share consolidation for its issued and outstanding ordinary shares. The Company also adopts and effects the dual-class shares structure, which changed from 250,000,000 consolidated shares of a par value of US$0.0002 each to 235,000,000 Class A ordinary shares of a par value of US$0.0002 each and 15,000,000 Class B ordinary shares of a par value of US$0.0002 each. All historical share numbers and per share amounts have been retrospectively restated to reflect such consolidation-adjusted basis with the adoption of dual-class share structure for all periods presented.

As of December 31, 2024, 1,989,083* Class A ordinary shares were issued and 1,986,677* Class A ordinary shares were outstanding, respectively. As of December 31, 2025, 2,792,810* Class A ordinary shares were issued and 2,790,404* Class A ordinary shares were outstanding, respectively.

*The Stock Consolidated was a forty-for-one share consolidation approved by the Company’s board of directors on October 13, 2025. All the share and per-share information has been retrospectively adjusted to reflect this change as well as the dual-class share strucutre for all periods presented.

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12.	Restricted net assets

A significant portion of the Company’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from the Company’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserves funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately RMB98,383 and RMB101,173, respectively.

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

Hong Kong

Lucas GC Limited are incorporated in Hong Kong and are subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first 2,000 Hong Kong Dollar (“HKD”) of profits of the qualifying company entity will be taxed at 8.25%, and profits above HKD2,000 will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Company’s subsidiaries, Lucas China and Luogaoshi were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning from October 2017 and November 2018, respectively, and renewing the HNTE in December 2020 and December 2021, respectively. Lucas China renewed its HNTE in November 2023. The certificate is valid for three years.

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

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Taxation (cont.)

The following table sets forth current and deferred portion of income tax benefit of the Company and its consolidated subsidiaries:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense	-	-	177
Deferred income tax benefit	(7,880)	(10,167)	2,470
Total	(7,880)	(10,167)	2,647

A reconciliation of the Company’s PRC statutory tax rate to the effective income tax rate during the periods is as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Income before income tax	70,301	29,918	12,502
Expected taxation at PRC statutory tax rate	17,575	7,479	2,593
Impact of preferential tax rates	(6,711)	(5,898)	(3,525)
Research and development super-deduction	(18,676)	(20,148)	(15,466)
Effect of True up to Tax Return	258	(345)	15,843
Non-deductible expenses	-	10	7
Effect of income tax rate differences in jurisdictions other than the PRC	10	1,836	176
Change in valuation allowance	(336)	7,160	2,842
Others	-	(261)	177
Income tax benefits	(7,880)	(10,167)	2,647

As of December 31, 2024 and 2025, the significant components of the deferred tax assets were summarized below:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets:
Net operating loss carryforward	28,656	28,642
Allowance of credit losses	3,803	4,190
Gross deferred assets	32,459	32,832
Less: Valuation allowance	(10,189)	(13,032)
Total deferred tax assets, net	22,270	19,800

As of December 31, 2024 and 2025, the movement of the valuation allowance were as below:

	As of December 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	3,029	10,189
Additions	7,705	7,278
Decrease	(545)	(4,435)
Balance at end of the year	10,189	13,032

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13.	Taxation (cont.)

For entities incorporated in Hong Kong, net loss can be carried forward indefinitely; for entities incorporated in PRC mainland, net loss can be carried forward for five years, and for entities qualified as HNTE, net loss can be carried forward for ten years. As of December 31, 2024 and 2025, the Company had net operating loss carryforwards of approximately RMB160,543 and RMB144,912, respectively, which arose from the Company’s subsidiaries established in the PRC, and net operating loss carryforwards of approximately RMB10,368 and RMB12,351, respectively, for entities incorporated in Hong Kong. As of December 31, 2024 and 2025, deferred tax assets from the net operating loss carryforwards amounted to RMB28,656 and RMB28,642, respectively, which can be carried forward ten years for HNTEs.

Valuation allowances provided on the deferred tax assets mainly related to the tax losses carried forward due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

14.	Related party transactions

(a)	Related parties

The following is a list of related parties which the Company has significant transactions with:

Names of related parties	Relationship with the Company
Beagledata Technology Co., Ltd. (“Beagledata”)	Shareholder of the Company
Howard Lee	Founder, Chairman of the Board, and CEO of the Company

(b)	Related party transactions

The Company had the following significant related party transactions for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Recruitment services provided to:
Beagledata (i)	7,417	3,887	-

Outsourcing services provided to:
Beagledata	566	-	-

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14.	Related party transactions (cont.)

(i)	The Company provided recruitment services to Beagledata, including flexible staffing services and permanent recruitment services for the years ended December 31, 2023 and 2024. The Company did not provide any services to Beagledata for the year ended December 31, 2025.

(c)	Balances with related parties:

Balances with related parties consisted of the following for the periods indicated:

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due to related parties:
Beagledata (i)	1,400	1,400
Mr. Howard (ii)	2,300	4,147
Total	3,700	5,547

(i)	As of December 31, 2024 and 2025, amounts due to Beagledata consisted of technology services fees payable of RMB1,400 and RMB1,400, respectively.

(ii)	Amounts due to Mr. Howard represented expensed paid on behalf of the Company.

15.	Earnings per share

The following table sets forth the basic and diluted net income per Class A ordinary shares computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Basic and diluted earnings per Class A ordinary share calculation:
Numerator:
Net income attributable to the Lucas GC Limited’s ordinary shareholders	77,668	39,789	9,782

Denominator:
Weighted average ordinary shares outstanding-basic and diluted	1,951,583	1,982,228	2,409,466

Income per ordinary share basic and diluted	39.80	20.07	4.06

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16.	Leases

Effective on January 1, 2022, the Company adopted Topic 842. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. The leases of the Company mainly consisted of office leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of December 31,
	2024	2025
	RMB	RMB
Right-of-use assets	575	124
Lease liability – current	458	-
Lease liability – non-current	99	-
Total lease liability	557	-

The weighted average remaining lease terms and discount rates for the operating lease for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
Weighted average remaining lease term (years)	0.17	1.18	0.17
Weighted average discount rate	4.75%	3.95%	3.95%

For the years ended December 31, 2023, 2024 and 2025, the lease expenses were as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease expense	720	354	571
Short-term lease expense	18	232	273
Total lease expense	738	586	844

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Percentage of the Company’s total revenues
Customer A	*	11%	13%
Customer B	-	-	17%

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable, net:

	As of December 31,
	2024	2025
	RMB	RMB
Percentage of the Company’s accounts receivables, net
Customer A	35%	37%
Customer B	-	-
Customer C	24%	-

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total contract liabilities:

	As of December 31,
	2024	2025
	RMB	RMB
Percentage of the Company’s contract liabilities
Customer D	-	18%
Customer E	-	18%
Customer F	*	14%
Customer G	*	13%
Customer H	41%	-
Customer I	31%	-

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Percentage of the Company’s total purchases
Supplier A	-	-	17%
Supplier B	*	*	13%
Supplier C	15%	*	-

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17.	Concentration of credit risk (cont.)

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total accounts payable:

	As of December 31,
	2024	2025
	RMB	RMB
Percentage of the Company’s accounts payable
Supplier D	19%	46%
Supplier E	18%	-
Supplier F	15%	-
Supplier G	-	13%
Supplier H	-	10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total advance to suppliers, net:

	As of December 31,
	2024	2025
	RMB	RMB
Percentage of the Company’s advance to suppliers, net
Supplier B	18%	*
Supplier I	-	29%
Supplier J	22%	18%
Supplier K	12%	-%
Supplier L	12%	-%

*	Represent percentage less than 10%

18.	Commitments and contingencies

(a)	Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

(b)	Lease Commitment

The short-term leases of the Company mainly consisted of office leasing. As of December 31,2025, the minimum future commitments under these agreements are as follows.

For the year ending December 31,	Operating Leases
RMB
2026	144
Total lease commitments	144

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19.	Subsequent events

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements. Based on this evaluation, and except as disclosed below, the Company did not identify any subsequent events that require adjustment to, or disclosure in, the financial statements in accordance with U.S. GAAP.

On February 9, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) for a private placement offering, pursuant to which the Company agreed to sell and issue 40,000,000 Class A ordinary shares, par value $0.0002 per share, at a purchase price of $1.00 per share, for an aggregate purchase price of $40,000,000. The transaction closed on February 10, 2026. Upon closing, the Company issued 40,000,000 Class A ordinary shares to the Purchasers and received gross proceeds of $40,000 (or RMB280,000). The Class A ordinary shares issued in this transaction were offered and sold in reliance on the exemption from registration provided by Rule 903 of Regulation S under the Securities Act of 1933, as amended.

On February 15, 2026, the Company entered into an investment agreement (the “Agreement”) with Shanghai Kesheng Investment Management Co., Ltd (“Kesheng”). Pursuant to the Agreement, the Company, Kesheng and 9 others investors agreed to establish a limited partnership (the “Partnership”) for the purpose of providing stable and sustainable investment returns through asset management and investment consulting services. The total committed capital of the Partnership is RMB 4,000,000. Kesheng, is the general partner and has committed to contributed RMB 1,200,000, representing a 30% of equity interest in the Partnership. The Company is the limited partner and has committed to contributed RMB 280,000, representing a 7.0% of equity interest in the Partnership. The initial terms of the Partnership is five years, with the optional two-year extension. Profits are distributed upon the exit of investment projects, with the general partner receiving a 30.0% performance-based allocation and the remaining 70.0% distributed among all limited partners pro-rata to their capital contributions. The Company paid the capital contribution following the receipt of proceeds from a private placement completed by the Company.

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

Basis of presentation

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements.

Investments in subsidiaries

The Parent Company and its subsidiaries were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation.

Condensed Balance Sheets

	As of December 31,
	2024	2025
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	14,312	6,149	879
Prepaid expenses and other current assets	25,075	34,339	4,910
Investment in subsidiaries	223,446	270,797	38,724
TOTAL ASSETS	262,833	311,285	44,513

LIABILITIES
Total liabilities	-	-	-

Shareholders’ equity
Class A Ordinary shares (US$0.0002 par value; 235,000,000 shares authorized as of December 31, 2024 and 2025; 1,989,083 shares issued and 1,986,677 shares outstanding as of December 31, 2024; 2,792,810 shares issued and 2,790,404 shares outstanding as of December 31, 2025)	3	3	-
Class B Ordinary Shares (US$0.0002 par value; 15,000,00 shares authorized as of December 31, 2024 and 2025; nil shares issued and outstanding as of December 31, 2024 and 2025)
Subscription receivables	(3)	(3)	-
Treasury stock	(856)	(856)	(122)
Additional paid-in capital	142,828	182,968	26,164
Statutory reserve	23,271	25,836	3,694
Retained earnings	97,118	104,335	14,920
Accumulated other comprehensive (loss)/income	472	(998)	(143)
Total shareholders’ equity	262,833	311,285	44,513
TOTAL LIABILITIES AND SHAREHOLDERS’ EQITY	262,833	311,285	44,513

LUCAS GC LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 and 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20.	Condensed company financial statements (cont.)

Condensed Statements of operations

	For the years ended December 31,
	2024	2025
	RMB	RMB	US$
Operating income:
Share of income of subsidiaries	39,536	8,975	1,283
Interest income, net	253	807	115
Income before income tax expense	39,789	9,782	1,398
Income tax expense	-	-	-
Net income	39,789	9,782	1,398

Condensed Statement of Cash Flow

	For the years ended December 31,
	2024	2025
	RMB	RMB	US$
Net cash used in operating activities	(24,691)	(8,458)	(1,210)

Net cash used in investing activities	-	(40,560)	(5,800)

Net cash provided by financing activities	38,520	43,644	6,241

Effect of exchange rate changes on cash and cash equivalents	483	(2,789)	(399)

Net increase/(decrease) in cash and cash equivalents	14,312	(8,163)	(1,168)
Cash and cash equivalents at the beginning of year	-	14,312	2,047
Cash and cash equivalents at the end of year	14,312	6,149	879

